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Exhibit 99(a)(1)

OFFER TO PURCHASE DATED 5 JULY 2002
THIS OFFER DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

            If you are in any doubt about the action you should take, you are recommended immediately to seek your own financial advice from your stockbroker, bank manager, solicitor, accountant, independent financial adviser or other professional adviser who, if you are taking advice in Ireland, is authorised or exempted under the Investment Intermediaries Act, 1995 or the Stock Exchange Act, 1995 or, if you are taking advice in the United Kingdom, is authorised pursuant to the Financial Services and Markets Act 2000 of the UK.

            Deutsche Bank, which is regulated in the United Kingdom by the Financial Services Authority, is acting for Madison Dearborn Partners, L.L.C. and MDCP Acquisitions I and for no one else in connection with the Offer and will not be responsible to anyone other than Madison Dearborn Partners, L.L.C. and MDCP Acquisitions I for providing the protections afforded to clients of Deutsche Bank, or for providing advice in relation to the Offer and the Spin-Off. Deutsche Bank Securities Inc., which is a licensed broker-dealer in the United States, is acting as sole dealer manager in the United States in relation to the Offer.

Recommended Cash Offer*

by

MDCP Acquisitions I

an affiliate of

Madison Dearborn Partners, L.L.C.

and (outside the United States) by

Deutsche Bank

on its behalf for

Jefferson Smurfit Group plc

            UBS Warburg is acting for Jefferson Smurfit Group plc ("JSG") and for no one else in connection with the Offer and the Spin-Off and will not be responsible to anyone other than JSG for providing the protections afforded to clients of UBS Warburg, or for providing advice in relation to the Offer and the Spin-Off.

            IBI Corporate Finance, which is regulated by the Central Bank of Ireland, is acting for JSG and for no one else in connection with the Offer and the Spin-Off and will not be responsible to anyone other than JSG for providing the protections afforded to clients of IBI Corporate Finance, or for providing advice in relation to the Offer and the Spin-Off.

            This document should be read in conjunction with the accompanying Form of Acceptance and/or Letter of Transmittal. Appendix IX contains the definitions of certain terms used in this document.

            A copy of this document together with copies of the material contracts and consent letters referred to in paragraph 13 of Appendix III to this document have been delivered for registration to the Registrar of Companies in Ireland in compliance with Section 47 of the Companies Act, 1963 of Ireland.

  Neither the US Securities and Exchange Commission nor any US state securities commission has approved or disapproved of the Offer, passed upon the merits or fairness of the Offer or passed upon the adequacy or accuracy of the disclosure in this document, any representation to the contrary is a criminal offense.

*    The Offer described in this document is final and will not be raised, except that, in the event a competitive situation arises or an alternative third party proposal is made, MDCP Acquisitions reserves the right to revise any term of the Offer.

            If you have sold or otherwise transferred all or any of your JSG Securities, you should send this document, together with the accompanying documents, at once to the transferee, or to the stockbroker, bank or other agent through or to whom the sale or transfer was effected, for onward transmission to the transferee. However, such documents must not be forwarded, distributed or otherwise transmitted in or into any jurisdiction where it would be unlawful to do so.

            The Initial Offer Period will expire at 1.00 p.m. (Dublin time), 8.00 a.m. (New York City time), on 6 August 2002, unless extended. At the conclusion of the Initial Offer Period, including any extension thereof, if all the Conditions have been satisfied, fulfilled or, where permitted, waived, the Offer will be extended for a Subsequent Offer Period of at least 14 calendar days.

            Completed Acceptance Documents should be returned as soon as possible and, in any event, so as to be received no later than 1.00 p.m. (Dublin time), 8.00 a.m. (New York City time), on 6 August 2002. The procedures for acceptance of the Offer are set out in paragraph 15 of the letter from Deutsche Bank, in paragraphs 9 and 10 of Part B of Appendix II to this document and in the accompanying Acceptance Documents.

            The Offer is not being made in or into and may not be accepted in or from any jurisdiction where it would be unlawful to do so. JSG Shareholders and JSG ADS holders with registered addresses outside Ireland, the United Kingdom or the United States, are referred to paragraphs 8 and 11 of Part B of Appendix II to this document. All persons who may have an obligation to or may otherwise intend to forward this document and the accompanying Acceptance Documents to any jurisdiction outside Ireland, the United States and the United Kingdom should read further details in this regard which are contained in paragraphs 8 and 11 of Part B of Appendix II to this document before taking any action.

            The Loan Note Alternative is not being offered in, and it may not be accepted in or from, Australia, the United States or any other jurisdiction where it would be unlawful to do so. The Loan Notes which may be issued pursuant to the Offer have not been, and will not be, registered under the Securities Act or under any relevant securities laws of any state or other jurisdiction of Australia, the United States or any other jurisdiction where it would be unlawful to do so and may not be offered, sold, resold, delivered or transferred, directly or indirectly, in or into Australia, the United States or any other jurisdiction where it would be unlawful to do so, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act (in the case of the United States) and other applicable requirements of such jurisdictions. This document does not constitute an offer to sell or the solicitation of an offer to buy Loan Notes in Australia, the United States or any other jurisdiction in which such an offer or sale is unlawful.

Rule 14e-5 under the Exchange Act

            Deutsche Bank, Merrill Lynch and UBS Warburg and their affiliates may purchase JSG Securities for the accounts of their respective customers and may act as market makers for JSG Securities outside the United States during the Offer. Prior to the date of this Offer Document, such persons, either directly or through a nominee or broker, have made purchases of, and during the Offer may make further purchases of, or arrangements to purchase, JSG Securities outside the United States other than pursuant to the Offer. Each has received exemptive relief from the staff of the SEC with respect to such purchases. Information about such purchases or arrangements to purchase will be disclosed promptly by such persons if and to the extent such information is required to be disclosed under Irish law and by Merrill Lynch and Deutsche Bank through the Regulatory News Service in London to the extent that the information is required to be made public in Ireland, and such persons will provide such information on request to holders or beneficial owners of JSG Securities resident in the United States without charge to such persons. All such purchases and arrangements to purchase will be made in accordance with applicable laws and regulations.

TO ACCEPT THE OFFER:

IF YOU ARE A HOLDER OF JSG SHARES:

•    Complete the Form of Acceptance in accordance with the instructions set out in this document, including paragraph 10 of Part B of Appendix II to this document.

•    Return the completed Form of Acceptance using the enclosed envelope to Capita Corporate Registrars Plc, the Irish Receiving Agent as soon as possible, but in any event so as to arrive by no later than 1.00 p.m. (Dublin time), 8.00 a.m. (New York City time), on 6 August 2002.

•    Additionally, if you hold JSG Shares in uncertificated form, follow the instructions set out in paragraph 10(d) of Part B of Appendix II to this document.

IF YOU ARE A HOLDER OF JSG ADSS:

•    Complete the Letter of Transmittal in accordance with the instructions set out in this document, including paragraph 9 of Part B of Appendix II to this document.

•    Return the completed Letter of Transmittal and (a) the ADRs representing your JSG ADSs or (b) the completed Notice of Guaranteed Delivery using the enclosed envelope to JPMorgan Chase Bank, the US Depositary, at the address on the back page of this document, as soon as possible, but in any event so as to arrive by no later than 1.00 p.m. (Dublin time), 8.00 a.m. (New York City time), on 6 August 2002.

•    Additionally, if you hold JSG ADSs through a brokerage, custodian or nominee account, follow the instructions set out in paragraph 9 (f) of Part B of Appendix II to this document.

IN ALL CASES YOUR ACCEPTANCES MUST BE RECEIVED BY 1.00 P.M.
(DUBLIN TIME), 8.00 A.M. (NEW YORK CITY TIME), ON 6 AUGUST 2002.

IF YOU HAVE QUESTIONS CONCERNING THE OFFER OR THE ACCEPTANCE PROCESS CONTACT:

(IF CALLING FROM ANYWHERE OTHER THAN THE UNITED STATES) THE IRISH RECEIVING AGENT: CAPITA CORPORATE REGISTRARS Plc ON +353 1 810 2494	(IF CALLING FROM WITHIN
THE UNITED STATES)
THE INFORMATION AGENT:
INNISFREE M&A INCORPORATED

ON +1 877 750 5838
(TOLL FREE IF IN THE US OR CANADA) OR
ON +800 4664 7000
(TOLL FREE, IF OUTSIDE THE US OR CANADA) OR
ON +1 212 750 5833
(CALL COLLECT)

            For legal reasons, the contact numbers listed above will only be available to assist you with information contained in this document and cannot provide advice on the merits of the Offer or give any financial advice. Calls may be monitored for quality control purposes.

i

Applicable Disclosure Requirements

            The Offer is being made for securities of an Irish company whose securities are listed on the Irish, London and New York Stock Exchanges. The Offer is subject to Irish and US disclosure requirements, and this document has been prepared to accommodate both Irish and US requirements and, as a result, may differ from typical Irish and US format and style. In particular, the Appendices to this document contain information concerning the Offer responsive to, and in compliance with, US disclosure requirements that may be material and not all of which has been summarised elsewhere. MDCP Acquisitions has filed with the SEC a Tender Offer Statement on Schedule TO, together with all exhibits thereto, pursuant to Rule 14d-1 under the Exchange Act, furnishing certain additional information with respect to the Offer, which includes the information required by Schedule 13E-3. In addition, JSG has filed a Solicitation/Recommendation Statement on Schedule 14D-9, together with all exhibits thereto, pursuant to Rule 14d-9 under the Exchange Act setting forth its recommendation with respect to the Offer and the reasons for such recommendations and furnishing certain additional related information, and a transaction statement on Schedule 13E-3. Such Schedules and any amendments thereto, including exhibits, may be inspected and copies may be obtained from the offices of the SEC in the manner set forth in paragraph 10 of Appendix I to this document under the caption "Certain Information Concerning JSG—Available Information."

            The selected financial information included in this document relating to JSG has been prepared in accordance with Irish GAAP. Irish GAAP and US GAAP may differ from GAAP in other jurisdictions.

Information Concerning JSG

            Unless otherwise stated, the information on JSG for the years ended 31 December 1999, 2000 and 2001 has been extracted from the 1999, 2000 and 2001 JSG Annual Reports and Accounts; the information on JSG for the three-month period ended 31 March 2002 has been extracted from the preliminary results for the same period.

Information Concerning MDCP Acquisitions

            MDCP Acquisitions is an unlimited public company newly incorporated under the laws of Ireland specifically for the purpose of making the Offer. Immediately following the Offer becoming or being declared unconditional in all respects, MDCP Acquisitions will be owned indirectly by MDCP IV Global Investments LP ("MDCP Global LP"), an affiliate of Madison Dearborn Partners, L.L.C. ("MDP"), and by the Management Investors. Further details in relation to the shareholding structure of MDCP Acquisitions and the financing of the Offer are set out in paragraphs 8 and 13 of Appendix I to this document.

            MDCP Acquisitions has not traded since the date of its formation, nor has it entered into any obligations other than in connection with the Offer and the financing of the Offer.

Cautionary Statement Regarding Forward-Looking Statements

            This document includes "forward-looking" information and certain sections of this document are forward-looking in nature. These statements are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in this document. The forward-looking statements contained in this announcement include statements about the feasibility and benefits of the acquisition of JSG by MDCP Acquisitions. Factors that would cause actual results to differ materially from those described in this document include: the general level of economic growth and activity since the markets for paper-based packaging products in the developed world are generally mature; the inability to obtain necessary regulatory approvals or to obtain them on acceptable terms; costs related to the acquisition of JSG; the economic environment and cyclicality of the industries in which JSG operates; environmental regulation; failure to retain JSG management; the substantial amount of debt to be incurred by MDCP Acquisitions; and other risk factors detailed in JSG's filings with the SEC and in the material furnished to the SEC by MDCP Acquisitions. Pursuant to Sections 21E(b)(2)(C) and 21E(b)(i)(E) of the Exchange Act, the safe harbour for forward-looking statements under the Private Securities Litigation Reform Act of 1995 is not applicable to a forward-looking statement made in connection with a tender offer or a "going-private" transaction.

10.	Certain information concerning JSG	53
11.	Description of the JP Management consulting report	54
12.	Description of agreements related to the Offer	57
13.	Financing	63
14.	Market quotations	64
15.	United States federal income taxation	65
16.	Legal and regulatory matters	65
17.	Persons retained, employed, compensated or used	66
18.	Fees and expenses	67
19.	Provisions for unaffiliated security holders	68
APPENDIX II	CONDITIONS AND FURTHER TERMS OF THE OFFER	69
Part A:	Conditions of the Offer	69
Part B:	Further terms of the Offer	78
1.	Acceptance period	78
2.	Announcements	79
3.	Rights of withdrawal	80
4.	The Loan Note Alternative	81
5.	Revisions of the Offer	83
6.	Acceptances and purchases	83
7.	General	84
8.	Overseas holders of JSG Securities	86
9.	Procedures for accepting the Offer in respect of JSG ADSs	88
10.	Procedures for accepting the Offer in respect of JSG Shares	92
11.	Form of Acceptance	96
12.	Substitute acceptance documents	100
13.	Settlement	101
14.	Lapsing of the Offer	101
APPENDIX III	PARTICULARS OF THE LOAN NOTES	103
1.	Form and status	103
2.	Interest	103
3.	Redemption of the Loan Notes	103
4.	Purchase of Loan Notes	104
5.	Cancellation	104
6.	Modifications	104
7.	Substitution	105
8.	Registration and transfer	105
9.	Guarantee	105
10.	No listing	106
11.	No overseas registration	106
12.	Governing law	106
13.	Further Information	106
APPENDIX IV	SELECTED FINANCIAL INFORMATION FOR THE THREE YEARS ENDED 31 DECEMBER 2001	107
APPENDIX V	UNAUDITED INTERIM RESULTS OF JSG FOR THE THREE MONTHS ENDED 31 MARCH 2002 AND 2001	141
APPENDIX VI	CERTAIN INFORMATION CONCERNING MEMBERS OF THE BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF THE MDCP AFFILIATED PARTIES	149
APPENDIX VII	CERTAIN INFORMATION CONCERNING MEMBERS OF THE BOARD OF DIRECTORS AND THE EXECUTIVE OFFICERS OF JSG	153

APPENDIX VIII	ADDITIONAL INFORMATION	157
1.	Responsibility	157
2.	Directors and registered offices	157
3.	Irrevocable undertakings	158
4.	Interests in JSG Securities	158
5.	Dealings in JSG Securities	161
6.	Market quotations	169
7.	Financing arrangements	169
8.	JSG directors' service contracts	169
9.	MDCP Acquisitions' financial information	170
10.	Irish taxation	172
11.	UK taxation	172
12.	United States taxation	174
13.	Other information	176
14.	Sources of information and bases of calculation	177
15.	Documents available for inspection	178
APPENDIX IX	DEFINITIONS	181

v

FREQUENTLY ASKED QUESTIONS

            The following are some of the questions you, as a JSG Shareholder and/or holder of JSG ADSs, may have and answers to those questions. You are advised to read carefully the remainder of this document and the accompanying Form of Acceptance (in relation to JSG Shares) or Letter of Transmittal (in relation to JSG ADSs).

1.        Who is offering to buy my securities?

            The Offer is being made by MDCP Acquisitions and (outside the United States) by Deutsche Bank on its behalf. MDCP Acquisitions is an unlimited public company newly incorporated under the laws of Ireland and set up specifically for the purpose of making an offer for JSG. At the time the Offer becomes or is declared unconditional in all respects, MDCP Acquisitions will initially be owned indirectly 92 per cent. by investment funds affiliated with MDP and 8 per cent. by four of JSG's current executive officers, whom we refer to as the "Management Investors." Further details in relation to the shareholding structure of MDCP Acquisitions and the financing of the Offer are set out in paragraph 8 of the letter from Deutsche Bank and paragraphs 8 and 13 of Appendix I to this document, respectively.

2.        What are the classes of JSG Securities sought in the Offer?

            MDCP Acquisitions is seeking to acquire all of the issued and to be issued JSG Shares, including those JSG Shares evidenced by JSG ADSs.

3.        What will I receive in exchange for my JSG Securities?

            MDCP Acquisitions is offering to pay:

                                    for each JSG Share €2.15 in cash

            Each JSG ADS represents 10 JSG Shares and consequently holders of JSG ADSs will be entitled to receive consideration under the Offer of €21.50 per JSG ADS.

            In addition, as a result of the spin-off described in question 6 below, each JSG Shareholder will own one share of common stock of Smurfit-Stone Container Corporation, or "SSCC," for every 16 JSG Shares held. Based on the average closing middle market price of SSCC shares of US$15.81 over the 20 trading days prior to 3 July 2002, being the last practicable trading day prior to the posting of this document, with an average exchange rate over that period of €1 to US$0.9618, JSG Shareholders would own approximately €1.03 worth of SSCC shares for each JSG Share held. On the basis of the assumptions above, JSG Shareholders would receive cash and SSCC shares with an approximate value of €3.18 per JSG Share, valuing, on this basis, the entire issued and to be issued share capital of JSG at approximately €3.6 billion.

            The Offer is final and will not be raised, except that, in the event a competitive situation arises or an alternative third party proposal is made, MDCP Acquisitions reserves the right to revise any term of the Offer.

            For additional information, see paragraphs 2 and 4 of the letter from Deutsche Bank contained in this document.

4.        How does the Offer compare with recent trading prices of JSG Shares?

            It is difficult to compare the Offer with recent trading prices of JSG Shares because the Offer is conditioned upon the concurrent distribution by JSG of its 29.3 per cent. stake in SSCC. For comparison purposes, we have calculated the underlying value of JSG Shares (excluding the value of the SSCC shares) by taking the last dealt price of a JSG Share and deducting from it the middle market closing price (converted to euro at the prevailing rate) of the pro rata portion of an SSCC share. We refer to this underlying value as the "Market Value of JSG Shares (excluding SSCC)." Using this calculation, the Offer represents a premium of:

  •
  38 per cent. to the Market Value of JSG Shares (excluding SSCC) of €1.56 per JSG Share on 1 May 2002, the last Business Day prior to the announcement by JSG that it had received an approach from a third party that might or might not lead to an offer for part or all of JSG; and

  •
  57 per cent. to the average Market Value of JSG Shares (excluding SSCC) of €1.37 per JSG Share for the six months prior to such announcement.

            The Market Value of JSG Shares (excluding SSCC) was €2.15 per JSG Share on 2 July 2002, being the last practicable trading date prior to the posting of this document.

            See paragraph 14 of Appendix I to this document for the historical variation in the trading prices of JSG Shares.

5.        What are the most significant conditions to the Offer?

            The Offer is conditional upon MDCP Acquisitions receiving valid acceptances that have not been properly withdrawn in respect of at least 80 per cent. of the JSG Shares (including JSG Shares represented by JSG ADSs) to which the Offer relates. This percentage may be reduced, but not below 50 per cent., at the discretion of MDCP Acquisitions, subject to the prior consent of JSG.

            MDCP Acquisitions has received irrevocable undertakings to accept the Offer in respect of, in aggregate, 118,408,353 JSG Shares, representing approximately 10.65 per cent. of the issued share capital of JSG. See paragraph 7 of the letter from Deutsche Bank.

            The Offer also is conditional, among other things, on the spin-off described in question 6 below and on the approval by JSG Shareholders of management equity participation in MDCP Acquisitions plc. See Part A of Appendix II to this document for the full conditions to the Offer.

6.        What is the spin-off?

            The spin-off is the distribution of JSG's approximately 29.3 per cent. stake in SSCC to JSG Securityholders in exchange for the cancellation of a portion of JSG's share capital. As a result of the spin-off, each JSG Securityholder will own one SSCC share for every 16 JSG Shares held (or 10 SSCC shares for every 16 JSG ADSs). We refer to this distribution as the "Spin-Off." SSCC is one of the industry's leading manufacturers of paper and paper-based products. SSCC's common stock is traded on the Nasdaq National Market.

            The Spin-Off is subject to the approval by JSG Shareholders at an extraordinary general meeting and the approval of the Court. The Spin-Off will be implemented concurrently with the Offer becoming or being declared unconditional in all respects.

7.        Who are the independent directors and why was the independent committee formed?

            The independent directors are the directors of JSG who do not have interests in the Offer different from or in addition to the interests of JSG Securityholders in general. The independent committee is comprised of three of JSG's eight independent directors, and was appointed to manage the offer process on behalf of the independent directors. The independent committee has considered the proposal from MDP with the other independent directors who are unanimously recommending the Offer to JSG Securityholders. See paragraphs 1 and 2 of Appendix I to this document for additional information regarding the background to the Offer and the reasons of the independent directors for recommending the Offer.

8.        Who are the Management Investors?

            The Management Investors are Dr. Michael W.J. Smurfit, JSG's Chairman and Chief Executive Officer; Mr. Gary W. McGann, JSG's President, Chief Operations Officer and Chief Executive Officer designate; Mr. Anthony P.J. Smurfit, Chief Executive-Smurfit Europe and Chief Operations Officer designate; and Mr. Ian J. Curley, JSG's Chief Financial Officer. The Management Investors will purchase equity interests in MDCP Acquisitions plc, the ultimate parent company of MDCP Acquisitions. In addition, approximately 200 additional managers of JSG will be offered the opportunity to participate in the equity of MDCP Acquisitions plc. For additional information regarding the shareholding structure of MDCP Acquisitions, see paragraph 8 of Appendix I to this document.

9.        What are the arrangements between the Management Investors and MDCP?

            Consistent with its operating philosophy as a financial investor, MDP required as a pre-condition to making the Offer, that each of the Management Investors execute an agreement pursuant to which:

  •
  each Management Investor agreed to serve as an executive officer of MDCP Acquisitions plc following the completion of the Offer;

  •
  each Management Investor agreed to purchase equity interests in MDCP Acquisitions plc on the terms and in the amounts set forth in such agreement;

  •
  the Management Group will participate in an incentivisation package consisting of convertible securities of MDCP Acquisitions plc; and

  •
  each Management Investor irrevocably agreed to accept the Offer and, subject to their obligations under the Irish Takeover Rules, not to solicit, encourage or otherwise seek to procure any competing offer.

            The equity purchases referred to above by the Management Investors are subject to approval by JSG Shareholders (other than MDP, the Management Investors and their respective concert parties). UBS Warburg and IBI Corporate Finance, independent financial advisers to the independent directors, have confirmed in writing to the Panel that these arrangements are fair and reasonable in accordance with Rule 16 of the Irish Takeover Rules as far as the independent JSG shareholders are concerned.

10.      Do the independent directors of JSG support the Offer?

            The independent directors of JSG, having been so advised by UBS Warburg and IBI Corporate Finance, consider the Offer and the Spin-Off together, which we collectively refer to as the "MDP Proposal," to be fair and reasonable from a financial point of view. In providing their advice, UBS Warburg and IBI Corporate Finance have taken account of the commercial assessments of the JSG Board.

            The independent directors of JSG consider the MDP Proposal to be in the best interests of JSG Securityholders as a whole and unanimously recommend all JSG Securityholders to accept the Offer and to vote to approve the Spin-Off and management participation in MDCP Acquisitions plc, as the independent directors have undertaken to do in respect of their shareholdings totalling 27,221,572 JSG Shares, representing approximately 2.45 per cent. of JSG's issued share capital.

            See paragraphs 1 and 2 of Appendix I to this document for additional information regarding the background of the Offer and the reasons of the independent directors for recommending the Offer.

11.      Is the Offer subject to a financing condition?

            No. The Offer is not subject to a financing condition. The Offer will be financed from equity contributions from investment funds affiliated with MDP and from the Management Investors and by debt facilities that have been fully underwritten by Deutsche Bank and Merrill Lynch, as described in paragraph 13 of Appendix I to this document.

12.      How do I accept the Offer?

            If you are a holder of JSG Shares in certificated form, to accept the Offer, you must deliver the certificates representing your JSG Shares, together with a completed Form of Acceptance, to the Irish Receiving Agent not later than the time and date on which the Offer expires (see question 13 below). See paragraph 10 of Part B of Appendix II to this document.

            If you are a holder of JSG Shares in uncertificated form, to accept the Offer, you must deliver a completed Form of Acceptance to the Irish Receiving Agent and transfer your JSG Shares to a CREST escrow balance as described in paragraph 10(d) of Part B of Appendix II to this document not later than the time and date on which the Offer expires (see question 13 below).

            If you are a holder of JSG ADSs, to accept the Offer, you must deliver your JSG ADRs, together with a completed Letter of Transmittal, to the US Depositary not later than the time and date on which the Offer expires (see question 13 below). See paragraph 9 of Part B of Appendix II to this document.

            If your JSG ADSs are held in "street name" in the United States, your nominee can accept the Offer in respect of them through the applicable book entry transfer system. Also, in the case of JSG ADSs, if you cannot get any document or instrument that is required to be delivered by the expiration of the Offer, you may gain some time by following the procedures for guaranteed delivery. See paragraph 9(h) of Part B of Appendix II to this document.

13.      How long do I have to accept the Offer?

            You will have until 1.00 p.m. (Dublin time), 8.00 a.m. (New York City time), on 6 August 2002, to accept the Offer or withdraw your acceptance, unless this initial offer period is extended. We refer to this period, including any extensions, as the "Initial Offer Period." Once all of the conditions to the Offer have been either satisfied or, to the extent permitted, waived by MDCP Acquisitions, the Offer will be declared unconditional and the Offer will be extended for a subsequent period of at least 14 calendar days, but it may be extended beyond that time by MDCP Acquisitions until a further specified date or until further notice. We refer to this subsequent period as the "Subsequent Offer Period." You may also accept the Offer, but may not withdraw your acceptance, during the Subsequent Offer Period. See paragraph 3 of Part B of Appendix II to this document.

14.      Can the Offer be extended and under what circumstances?

            If all of the conditions to the Offer have not been either satisfied, fulfilled or, to the extent permitted, waived by MDCP Acquisitions by 1.00 p.m. (Dublin time), 8.00 a.m. (New York City time), on 6 August 2002, MDCP Acquisitions may choose to extend the Initial Offer Period. MDCP Acquisitions may also be required to extend the Initial Offer Period under applicable securities laws if it changes the Offer in any material respect.

            Once all the conditions have been either satisfied, fulfilled or, to the extent permitted, waived by MDCP Acquisitions, the Offer will be extended for a Subsequent Offer Period of at least 14 calendar days. See paragraph 1 of Part B of Appendix II to this document. The Initial Offer Period for acceptances and withdrawals cannot be extended beyond 1.00 p.m. (Dublin time), 8.00 a.m. (New York City time), on 3 September 2002, without the consent of the Panel.

15.      How will I be notified if the Offer is extended?

            If MDCP Acquisitions extends the Initial Offer Period, it will make a public announcement of the extension not later than 8.00 a.m. (Dublin time) on the business day following the day on which the Offer was scheduled to expire. See paragraph 2 of Part B of Appendix II to this document.

            If the Offer becomes or is declared unconditional, MDCP Acquisitions will also announce by not later than 5.00 p.m. (Dublin time) and 12.00 p.m. (New York City time) on the business day on which the Offer becomes unconditional, that there will be a Subsequent Offer Period.

16.      How do I withdraw my acceptance?

            To withdraw an acceptance, you must deliver a written notice of withdrawal with the required information to the Irish Receiving Agent or the US Depositary, as applicable, at any time during the Initial Offer Period. You may not withdraw your acceptance during the Subsequent Offer Period. See paragraph 3 of Part B of Appendix II to this document.

17.      Will the Offer be followed by compulsory acquisition and/or de-listing?

            MDCP Acquisitions has undertaken to JSG, to the extent it is entitled to do so, to acquire compulsorily any remaining minority shareholdings following the Offer becoming or being declared unconditional in all respects. In addition, MDCP Acquisitions has undertaken to procure that JSG will apply to the Irish Stock Exchange and the UK Listing Authority for the JSG Shares to be de-listed and to the New York Stock Exchange for the ADSs to be de-listed and to those stock exchanges for trading in the JSG Shares and JSG ADSs to be cancelled. It is anticipated that such de-listing and cancellation will take effect no earlier than 20 business days after the Offer becomes or is declared unconditional in all respects. Thereafter, there will be no trading market for JSG Shares or JSG ADSs and MDCP Acquisitions has no intention of establishing such a market. Such de-listing and cancellation would significantly reduce the liquidity and marketability of the JSG Shares and JSG ADSs. See paragraph 7 of Part B of Appendix II to this document.

18.      Will I have to pay any fees or commissions?

            If you are the registered owner of your JSG Securities and you accept the Offer, you will not have to pay brokerage fees or similar expenses in connection with your acceptance of the Offer. If you own your JSG Securities through a broker or other nominee, and your broker accepts the Offer on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

19.      Will I be taxed on the consideration that I receive in respect of the Offer?

            For Irish tax purposes, holders of JSG Securities who are resident or ordinarily resident in Ireland may be liable to Irish tax on capital gains arising on the disposal of JSG Securities pursuant to the Offer. The capital gain is generally calculated by reference to the difference between the euro equivalent of the price at which the holder of the JSG Securities purchased the JSG Securities and the euro equivalent of the price at which the holder of the JSG Securities sells the JSG Securities on the respective dates. The usual indexation relief and other reliefs and allowances may be available in computing the tax liability of a holder of JSG Securities who is resident or ordinarily resident in Ireland. See paragraph 10 of Appendix VIII to this document.

            For UK tax purposes, individual holders of JSG Shares who are domiciled and resident or ordinarily resident in the United Kingdom who beneficially own their JSG Shares as an investment, may be liable to United Kingdom capital gains tax on the disposal of their JSG Shares if they accept the cash offer. For corporate holders of JSG Shares liable to United Kingdom corporation tax who hold their shares as an investment, a disposal of their JSG Shares for cash consideration may give rise to United Kingdom corporation tax on chargeable gains. See paragraph 11 of Appendix VIII to this document.

            For US federal income tax purposes, a US holder should generally recognise a capital gain or loss on the exchange of JSG Shares or JSG ADSs in an amount equal to the difference between the US holder's tax basis in its JSG Shares or JSG ADSs and the sum of the fair market value, on the date of the Spin-Off of the SSCC Shares received and the cash consideration received in the Offer in US dollars. See paragraph 12 of Appendix VIII to this document.

            It is recommended that you consult an appropriate independent adviser in respect of your tax treatment in relation to the Offer.

20.      Is there an alternative to cash consideration for my JSG Securities?

            As part of the Offer, JSG Securityholders may elect to receive some or all of their consideration in Loan Notes. JSG Shareholders electing to receive Loan Notes will receive one Loan Note of €1.00 instead of each €1.00 of cash consideration they are entitled to receive in the Offer. For Irish and UK tax purposes, the effect of electing to receive Loan Notes should be to allow eligible JSG Shareholders to defer any taxable gain arising on a disposal of their JSG Shares until such time as the Loan Notes are transferred or redeemed. Such tax treatment is not available for the Loan Note Alternative under US federal income tax laws. The Loan Note Alternative is not being offered in, and may not be accepted from, Australia, the United States or any other jurisdiction in which it would be unlawful to do so.

            See Appendix III to this document regarding the particulars of the Loan Notes.

(This page has been left blank intentionally.)

LETTER FROM MR. MARTIN RAFFERTY, THE SENIOR NON-EXECUTIVE DIRECTOR,
ON BEHALF OF THE INDEPENDENT DIRECTORS

            5 July 2002

To holders of JSG Shares and JSG ADSs, and for information only, to participants in the
JSG Share Option Schemes.

Dear Shareholder or ADS holder,

1.        Introduction

            I am writing to you to set out the reasons why the Independent Directors of JSG consider the MDP Proposal (being the Offer and the Spin-Off together) to be fair and reasonable from a financial point of view and in the best interests of JSG Securityholders as a whole and are unanimously recommending that you accept the Offer and vote in favour of the Resolutions.

            On 17 June 2002, the Independent Directors and the Board of MDCP Acquisitions announced that they had reached agreement on the terms of a recommended cash offer, to be made by MDCP Acquisitions and (outside the United States) by Deutsche Bank on behalf of MDCP Acquisitions, for the entire issued and to be issued share capital of JSG. JSG also announced its intention to distribute to JSG Securityholders its equity interest in SSCC in exchange for the cancellation of a portion of JSG's share capital (the "Spin-Off"). The Spin-Off is subject to the Offer becoming or being declared unconditional in all respects, the approval of JSG Shareholders at the EGM and the approval of the Court.

            Dr. Michael Smurfit, Chairman of JSG, will, subject to JSG Shareholder approval, participate in the equity of MDCP Acquisitions plc, the controlling shareholder of MDCP Acquisitions, and has therefore excluded himself from advising JSG Shareholders on the Offer and Spin-Off. I am writing to you in my capacity as Senior Non-Executive Director on behalf of the Independent Directors. The composition of the Independent Directors and the formation of the Independent Committee are described in more detail in paragraph 4 of this letter.

            The Offer is set out in paragraph 2 of the letter from Deutsche Bank.

2.        The Offer

            The Offer, the full terms and conditions of which are set out in Appendix II and in the relevant Acceptance Documents, will be made for all of the issued and to be issued share capital of JSG on the following basis:

                                    for each JSG Share: €2.15 in cash

            Each JSG ADS represents 10 JSG Shares and consequently holders of JSG ADSs will be entitled to receive cash consideration under the Offer of €21.50 per JSG ADS.

3.        The Spin-Off

            JSG currently holds approximately 29.3 per cent. of SSCC's common stock. JSG intends to distribute SSCC Shares to JSG Shareholders in exchange for the cancellation of a portion of JSG's share capital, so that each JSG Shareholder will own one SSCC Share for every 16 JSG Shares held and each JSG ADS holder will own 10 SSCC Shares for every 16 JSG ADSs held.

            SSCC, which is a US publicly quoted company, is one of the industry's leading integrated manufacturers of paperboard and paper-based packaging and is a leading producer of containerboard. In addition, SSCC is among the largest paper recyclers and operates more than 300 facilities worldwide and employs approximately 38,500 people.

            JSG Securityholders should note that the Offer and the Spin-Off are inter-conditional. The Spin-Off, which requires the approval of JSG Shareholders at the EGM and the approval of the Court, will only be implemented concurrently with the Offer becoming or being declared unconditional in all respects. The Offer is conditional, inter alia, on the Spin-Off.

            The Spin-Off will be effected pursuant to a ten for one split of JSG Shares and a subsequent reduction in capital whereby JSG will cancel four out of every ten JSG Subdivided Shares. As a result, on implementation of the Spin-Off, the Offer shall be deemed to be an offer of €2.15 for every six JSG Subdivided Shares in issue following the reduction of capital of JSG.

            I strongly recommend that you read the more detailed information in relation to the Spin-Off and SSCC that is contained in the Circular that you have received.

4.        Background to and reasons for recommending the Offer

MDP's approach/formation of the Independent Committee

            On 2 May 2002, in response to market speculation, JSG announced that it had received a formal approach from a third party, which might or might not lead to an offer being made for part or all of JSG. On 10 May 2002, JSG confirmed that MDP had made the approach. As the approach was subject to, inter alia, the participation of certain JSG management, in accordance with best practice and to ensure compliance with the Irish Takeover Rules, only those members of the JSG Board who had no conflict or perceived conflict of interest in connection with the Offer considered the MDP Proposal.

            Dr. Michael Smurfit, Mr. Gary McGann and Mr. Anthony Smurfit were not considered independent by virtue of their proposed participation in MDCP Acquisitions plc as set out in paragraph 8 of Appendix I to this document. Drs. Alan and Dermot Smurfit were not considered independent because of their close family affiliation with Dr. Michael and Mr. Anthony Smurfit. Mr. James O'Dwyer and Dr. Mary Redmond were not considered independent because they are, respectively, the Senior Partner in, and a Consultant to, Arthur Cox, the Irish legal adviser to MDCP Acquisitions.

            A committee of the Independent Directors was formed comprising myself (JSG's Senior Non-Executive Director) as Chairman, Mr. Howard Kilroy (who was until 1995 President and Chief Operations Officer of JSG) and Mr. Ray MacSharry. The Independent Committee is authorised to do all things necessary to consider and, if appropriate, progress MDP's approach or any other approach should one arise. The Independent Committee appointed UBS Warburg and IBI Corporate Finance as independent financial advisers and William Fry and Wachtell, Lipton, Rosen and Katz as legal advisers.

            The Independent Committee has considered the MDP Proposal with the other Independent Directors who have unanimously endorsed its conclusions.

The MDP Proposal

            MDP proposed that MDCP Acquisitions acquire JSG for a price in cash of €2.15 per JSG Share following the Spin-Off. The Independent Directors had access to documents made available to the providers of finance to MDCP Acquisitions and had the opportunity to review the principal terms of the contractual arrangements between MDCP Acquisitions and the Management Investors.

            In considering the MDP Proposal, the Independent Directors took into account the following factors:

  •
  The Offer represents a premium of approximately 38 per cent. to the Market Value of the JSG Shares (excluding SSCC) of €1.56 per JSG Share at the close of business on 1 May 2002, being the Business Day prior to the announcement of the approach from MDP and a premium of approximately 57 per cent. to the average Market Value of the JSG Shares (excluding SSCC) for the six months prior to such announcement.

  •
  The multiples of EBITDA and EBITA implied by the Offer, excluding SSCC, are in line with transactions for comparable companies in the sector in Europe.

  •
  In considering the value of the Offer, the Independent Directors took into account the possibility of MDP running the business with a view to cash generation in light of the increased indebtedness resulting from the acquisition. The Independent Directors were informed that MDP considered the following specific factors in arriving at its Offer:

  —
  potential cost savings before related expenses that could total up to €11 million per annum if JSG were not run in its current corporate form; and

  —
  the possibility of selling certain additional non-operating assets. In particular, the Independent Directors were informed that MDCP Acquisitions had obtained banking facilities of €125 million, which it had undertaken to secure against certain non-operating assets that may be sold.

  •
  No other offer has been forthcoming for JSG. Since the date of the announcement of MDP's approach, JSG has received only one other approach. This was from another unaffiliated financial party and continues to be preliminary in nature. Since 17 June 2002, there has been further contact with, and JSG has provided information pursuant to Rule 20 of the Irish Takeover Rules to, this party, but there can be no certainty as to the outcome of this approach.

  •
  The Independent Directors considered the immediate prospects for the business based on the current trading environment. While the first five months are in line with budget, current market conditions indicate that there is a degree of downside risk to expectations for JSG's 2002 financial performance. Factors contributing to this view, subsequent to JSG's earnings statement for the first quarter of 2002, include a depreciation in the value of the US dollar and negative implications for European and Latin American demand growth. In addition, there has been a greater than anticipated increase in waste-based fibre costs since the first quarter of 2002, which is not yet reflected in higher corrugated container selling prices.

  •
  Following the Spin-Off, JSG Securityholders will have a direct holding in SSCC. The Independent Directors believe that the market has consistently failed to ascribe full market value to JSG's shareholding in SSCC. Following the Spin-Off, JSG Securityholders will be able to determine for themselves whether to hold or dispose of their SSCC Shares and the timing of any such disposal. A dealing facility in relation to SSCC Shares will be made available by an independent agent to qualifying JSG Securityholders who wish to dispose of their SSCC Shares.

Initiatives to enhance shareholder value

            The Independent Directors have also considered past initiatives and current alternatives to enhance shareholder value.

(i) Operational improvements

            Following a period of poor share price performance by the Company, JSG embarked on a series of initiatives in 2000 to reduce operating costs, simplify the corporate structure and improve the profit potential of the existing asset base:

  •
  It sold a number of businesses, including a laminating operation in the United Kingdom, and two recycling facilities, a commercial printing operation and the Sequoia Voting Systems business in the United States.

  •
  It also closed a printing facility in Ireland and a mill operation in Germany. It restructured mill operations and closed a corrugated operation in the United Kingdom.

  •
  It enhanced integration through the acquisition of Norcor in the United Kingdom and Neopac in Denmark.

  •
  It increased its shareholding in its Swedish associate, Munksjö, from 33 per cent. to approximately 99 per cent. with a view to strengthening JSG's position in the corrugated business in the Nordic regions and also building the specialty paper business. It is currently in the process of acquiring the outstanding minority shareholdings.

  •
  It identified further potential cost efficiencies of approximately €23 million per annum that might be realised over time relating to purchasing improvements and reduced working capital needs, although there was no certainty that such efficiencies could be achieved or over what time period.

  •
  It identified a number of non-core and non-operating assets for sale and commenced a programme of selling those assets.

            Despite these initiatives, the JSG Board has continued to view JSG Securities as undervalued compared to its European and United States peer group. Specifically, over the five year period ending 1 May 2002, the JSG share price increased by 29 per cent. while the European sector increased by 55 per cent.

(ii) Strategic/corporate initiatives

            In addition, over the last two years, the JSG Board, with the assistance of UBS Warburg, has also actively investigated strategic and corporate alternatives with a view to improving shareholder value as outlined in the following two paragraphs:

  •
  In late Autumn 1999, JSG was contacted by an unaffiliated third party with respect to the possibility of a transaction in which the third party would merge with JSG following the spin-off of JSG's shareholding in SSCC to JSG Securityholders. This contact culminated in a series of discussions in May/June 2001 between JSG, the third party and their respective advisers about the terms of a possible transaction. These discussions were terminated in mid-June 2001 by mutual agreement when the third party concluded that it could not effectively value the JSG Shares at more than the equivalent of €1.90 per share plus the distribution of the SSCC Shares.

  •
  During Spring 2001, representatives of JSG and SSCC held detailed discussions on the possible combination of both companies. A number of transaction structures were explored but the representatives were unable to find a formula which they believed would properly value their respective companies. Accordingly, discussions terminated in early May 2001.

(iii) Alternatives for value creation

            The Independent Directors have also considered, in the context of the MDP Proposal, the potential for creating shareholder value through a range of alternative options, including:

  •
  The sale of the shareholding in SSCC, with the proceeds being used partly to repay debt and to return cash to shareholders. An analysis of this alternative indicated that it was not superior to the MDP Proposal, taking into account the current debt level and market ratings of JSG and execution risk.

  •
  A full distribution of JSG's shares in SSCC to JSG Securityholders on a pro rata basis. Given JSG's existing indebtedness, it was concluded that such a distribution would leave JSG financially constrained, reducing its strategic flexibility to participate in any market consolidation. In addition, the resulting high leverage would constrain JSG in its ability to pay dividends.

            Taking into account the foregoing and other considerations, the Independent Directors concluded that, while the JSG Board has actively engaged in an exercise to enhance shareholder value, this process has not resulted in an alternative that is superior to the MDP Proposal.

            For more information regarding the background to and reasons for recommending the Offer, see paragraphs 1 and 2 of Appendix I to this document.

5.        The Loan Note Alternative

            As an alternative to all or part of the cash consideration which would otherwise be receivable under the Offer, holders of JSG Securities accepting the Offer will be entitled to elect to receive Loan Notes to be issued by MDCP Acquisitions on the following basis:

for every €1.00 of cash consideration	one Loan Note of €1.00

            Further information regarding this alternative is set out in paragraph 6 of the letter from Deutsche Bank and in Appendix III to this document.

6.        Dealing facility for SSCC Shares

            A dealing facility will be provided by Capita IRG Trustees Limited, as independent agent, for qualifying JSG Shareholders to sell any SSCC Shares issued to them in connection with the Spin-Off. Full details of the dealing facility are set out in a letter and Sale Request Form sent to JSG Shareholders by the independent agent.

7.        Employees and Board

            MDCP Acquisitions has confirmed to the JSG Board that the existing employment rights, including pension rights, of the employees of the JSG Group will be fully safeguarded.

            Upon the Offer becoming or being declared unconditional in all respects, the non-executive directors of JSG have undertaken to resign from the JSG Board.

8.        Management Participation

            Consistent with its operating philosophy as a financial investor, MDP requires that the Management Investors comprising Dr. Michael Smurfit (Chairman and Chief Executive Officer), Mr. Gary McGann (President, Chief Operations Officer and Chief Executive Officer designate), Mr. Anthony Smurfit (Chief Executive—Smurfit Europe and Chief Operations Officer designate) and Mr. Ian Curley (Chief Financial Officer) remain in place to operate the business once the Offer becomes or is declared unconditional in all respects. In addition, subject to the approval of JSG Shareholders (other than the Management Investors), the Management Investors will make significant investments in MDCP Acquisitions plc (the controlling shareholder of MDCP Acquisitions) and other members of management will be given an opportunity to participate in the equity of MDCP Acquisitions plc. These arrangements are set out in more detail in paragraph 9 of the letter from Deutsche Bank, in paragraph 8 of Appendix I to this document and in the Circular.

            UBS Warburg and IBI Corporate Finance, independent financial advisers to the Independent Directors, have confirmed in writing to the Panel that these arrangements are fair and reasonable in accordance with Rule 16 of the Irish Takeover Rules as far as the independent JSG shareholders are concerned. Further details are set out in the Circular and in paragraph 8 of Appendix I to this document.

9.        JSG Share Option Schemes

            The Offer extends to all JSG Shares unconditionally allotted or issued pursuant to the exercise of options or rights under the JSG Share Option Schemes or otherwise prior to the date on which the Offer closes (or such earlier time(s) and/or date(s) as MDCP Acquisitions may, subject to the Irish Takeover Rules and any applicable US securities laws, decide, not being earlier than the date on which the Offer becomes or is declared unconditional in all respects or, if later, the first closing date of the Offer).

            MDCP Acquisitions will make appropriate proposals to JSG Optionholders in due course. These proposals will take effect once the Offer has become or been declared unconditional in all respects.

10.      Irrevocable undertakings to accept the Offer

            MDCP Acquisitions has received irrevocable undertakings to accept the Offer from the Independent Directors in respect of their holdings amounting in aggregate to 27,221,572 JSG Shares, representing approximately 2.45 per cent. of the issued share capital of JSG. These undertakings will lapse if the recommendation of the Offer by the Independent Directors is withdrawn or adversely modified or if the Offer lapses or is withdrawn.

            MDCP Acquisitions has also received irrevocable undertakings to accept the Offer from other JSG Shareholders (including the Management Investors) in respect of their holdings amounting in aggregate to 91,186,781 JSG Shares, representing approximately 8.20 per cent. of the issued share capital of JSG. These undertakings will continue to be binding in the event of a competing offer for JSG. These undertakings will cease to be binding if the Offer lapses or is withdrawn.

            These arrangements are set out in more detail in paragraph 7 of the letter from Deutsche Bank and in paragraph 8 of Appendix I to this document.

11.      Action to be taken to accept the Offer

            The detailed procedure for acceptance is set out in paragraph 15 of the letter from Deutsche Bank and in the enclosed Form of Acceptance and/or Letter of Transmittal. If you intend to accept the Offer, you should return your completed Form of Acceptance and/or Letter of Transmittal, in accordance with the instructions set out in that document, to the Irish Receiving Agent or the US Depositary (as appropriate) as soon as possible and, in any event, no later than 1.00 p.m. (Dublin time) or 8.00 a.m. (New York City time) on 6 August 2002.

            If you require further assistance on how to accept the Offer or complete your Form of Acceptance and/or Letter of Transmittal, you should contact Capita Corporate Registrars Plc, the Irish Receiving Agent on +353 1 810 2494 if calling from anywhere other than the United States and Canada. If calling from within the United States or Canada, you should call Innisfree M&A Incorporated, the Information Agent, on +1 877 750 5834 (toll free in the United States and Canada) or +800 4664 7000 (toll free from outside the United States and Canada) or +1 212 750 5833 (call collect).

            Please note that the Irish Receiving Agent, the Information Agent and US Depositary will be unable to advise whether to accept the Offer.

12.      Recommendation

            The Independent Directors of JSG, having been so advised by UBS Warburg and IBI Corporate Finance, consider the MDP Proposal (being the Offer and the Spin-Off together) to be fair and reasonable from a financial point of view. In providing their advice, UBS Warburg and IBI Corporate Finance have taken account of the commercial assessments of the JSG Board.

            The Independent Directors of JSG consider the MDP Proposal to be in the best interests of JSG Securityholders as a whole and unanimously recommend all JSG Securityholders to accept the Offer as they have undertaken to do in respect of their shareholdings totalling 27,221,572 JSG Shares representing approximately 2.45 per cent. of JSG's issued share capital.

Yours sincerely

Martin Rafferty
Senior Non-Executive Director on behalf of the Independent Directors

LETTER FROM DEUTSCHE BANK

Deutsche Bank AG London Winchester House 1 Great Winchester Street London EC2N 2DB Tel +44 20 7545 8000

            5 July 2002

To holders of JSG Shares and JSG ADSs and, for information only, to participants in the JSG Share Option Schemes

Dear Shareholder or ADS Holder,

Recommended Cash Offer for JSG

1.        Introduction

            On 17 June 2002, the Independent Directors of JSG and the board of MDCP Acquisitions announced that they had agreed the terms of a recommended cash offer, to be made by Deutsche Bank on behalf of MDCP Acquisitions, a company specially formed by investment funds affiliated with MDP, to acquire the entire issued and to be issued share capital of JSG, including those JSG Shares represented by JSG ADSs. In addition, JSG announced its intention to distribute to JSG Securityholders JSG's shareholding in SSCC in exchange for the cancellation of a portion of JSG's share capital pursuant to a reduction of capital under Section 72 of the 1963 Act. The Spin-Off is subject to the Offer becoming or being declared unconditional in all respects, the approval of JSG Shareholders at the EGM and the approval of the Court. The Offer is conditional, inter alia, on the Spin-Off.

            MDCP Acquisitions and (outside the United States) Deutsche Bank on behalf of MDCP Acquisitions hereby offer to acquire each JSG Share for €2.15 in cash. In addition, as a result of the Spin-Off, each JSG Shareholder will own one SSCC Share for every 16 JSG Shares held. Based on the average closing middle market price of SSCC Shares of US$15.81 over the 20 trading days prior to 3 July 2002, being the last practicable trading day prior to the posting of this document, and an average exchange rate over that period of US$0.9618 to €1.00, JSG Shareholders would own approximately €1.03 worth of SSCC Shares for each JSG Share held. Based on the closing middle market price of SSCC Shares of US$16.15 on 1 May 2002, being the last trading day prior to the announcement that JSG had received an approach from a third party, and an exchange rate of US$0.9064 to €1.00, JSG Shareholders would own approximately €1.11 worth of SSCC Shares for each JSG Share held. Fractions of SSCC Shares will not be distributed but will be aggregated and sold in the market for the benefit of JSG Securityholders.

            On the basis of the assumptions above (and using the recent 20 trading day period), JSG Shareholders would receive cash and SSCC Shares with an approximate value of €3.18 per JSG Share, valuing, on this basis, the entire issued and to be issued share capital of JSG at approximately €3.6 billion.

            The Offer represents a premium of approximately 38 per cent. to the Market Value of the JSG Shares (excluding SSCC) of €1.56 per JSG Share on 1 May 2002, being the last trading day prior to the announcement that JSG had received an approach from a third party that may or may not lead to an offer for part or all of the Company.

Chairman of the Supervisory Board: Rolf-E. Breuer Board of Managing Directors: Clemens Börsig, Hermann-Josef Lamberti, Josef Ackermann, Tessen von Heydebreck	Deutsche Bank AG is regulated by the FSA for the conduct of
designated investment business in the UK, a member of
The London Stock Exchange and is a limited liability company incorporated in the Federal Republic of Germany HRB No. 30 000
District Court of Frankfurt am Main; Branch Registration No. in England BR000005.

            The Offer is being financed by funds to be provided by investors in funds managed by MDP and to be provided by the Management Investors and by debt facilities that have been fully underwritten by Deutsche Bank and Merrill Lynch.

2.        The Offer

            MDCP Acquisitions and (outside the United States) Deutsche Bank on behalf of MDCP Acquisitions hereby offer to acquire, subject to the conditions and further terms set out or referred to in this document and the relevant Acceptance Documents, all of the JSG Securities on the following basis:

for each JSG Share	€2.15 in cash

            Each JSG ADS represents 10 JSG Shares and consequently holders of JSG ADSs will be entitled to receive cash consideration under the Offer of €21.50 per JSG ADS.

            The Spin-Off will be effected pursuant to a ten for one split of JSG Shares and a subsequent reduction in capital whereby JSG will cancel four out of every ten JSG Subdivided Shares. As a result, on implementation of the Spin-Off, the Offer shall be deemed to be an offer of €2.15 for every six JSG Subdivided Shares in issue following the reduction in capital of JSG.

            The JSG Securities will be acquired by MDCP Acquisitions pursuant to the Offer fully paid or credited as fully paid and free from all liens, equities, charges, encumbrances, rights of pre-emption and other third party rights and interests of any nature whatsoever and together with all rights now or hereafter attaching thereto, including the right to receive and retain all dividends and other distributions (if any) declared, made or paid on or after the date of this announcement (other than the Spin-Off). For the avoidance of doubt, JSG Securityholders will not be entitled to any interim dividend that may be declared following 30 June 2002.

3.        No revision of the Offer

            The Offer of €2.15 in cash per JSG Share is final and will not be raised, except that, in the event a competitive situation arises, or an alternative third party proposal is made, MDCP Acquisitions reserves the right to revise any term of the Offer.

4.        The Spin-Off

            As a result of the Spin-Off, each holder of JSG Shares will own one SSCC Share for every 16 JSG Shares held (and each holder of JSG ADSs will own 10 SSCC Shares for every 16 JSG ADSs held). Fractions of SSCC Shares will not be distributed but will be aggregated and sold in the market for the benefit of JSG Securityholders. The Spin-Off is to be effected pursuant to the Capital Reduction which is subject to, inter alia, the Offer becoming or being declared unconditional in all respects, approval of the Resolutions by JSG Shareholders at the EGM and the approval of the Court.

5.        Recommendation

            Your attention is drawn to the letter from Mr. Martin Rafferty, the Senior Non-Executive Director, writing on behalf of the Independent Directors, on pages 6 to 11 of this document and paragraph 2 of Appendix I to this document, which set out the reasons why the Independent Directors are unanimously recommending all JSG Securityholders to accept the Offer and vote in favour of the Spin-Off and the management participation in MDCP Acquisitions plc as the Independent Directors have irrevocably undertaken to do in respect of their own beneficial holdings of JSG Shares.

6.        The Loan Note Alternative

            Except as provided below, JSG Securityholders who validly accept the Offer will be entitled to receive Loan Notes instead of some or all of the cash consideration to which they would otherwise be entitled. The Loan Notes will be issued by MDCP Acquisitions on the following basis:

for every €1.00 of cash consideration	one Loan Note of €1.00

            The Loan Note Alternative is not being offered in, and it may not be accepted in or from, Australia, the United States or any other jurisdiction where it would be unlawful to do so. See paragraph 11 of Appendix III to this document.

            The Loan Notes will be unsecured, will be guaranteed as to payment of principal and interest by Deutsche Bank (on the terms and subject to the conditions set out in the guarantee) and will be issued, credited as fully paid, in amounts and integral multiples of €1.00 nominal value. All fractional entitlements will be disregarded and not paid.

            The Loan Notes will bear interest payable every six months in arrears, at a rate equivalent to six-month EURIBOR less 0.5 per cent., as determined on the second TARGET Day (as defined in the Loan Note Instrument) before each payment period. Interest on the Loan Notes will be payable on 30 June and 31 December in each year (or, if not an Irish Business Day, on the first Irish Business Day thereafter). The first interest payment will fall due on 31 December 2002 in respect of the period from (and including) the date 14 days after the Offer becomes or is declared unconditional in all respects (or if a Loan Note is issued after that date, the date of issue of the Loan Note) to (and including) 31 December 2002.

            If valid elections for the Loan Note Alternative have not been received in respect of at least €5 million in nominal value at the time the Offer becomes or is declared unconditional in all respects, no Loan Notes will be issued (unless MDCP Acquisitions determines otherwise), in which event all JSG Securityholders accepting the Offer will receive cash in accordance with the terms of the Offer.

            If at any point in time through the life of the Loan Notes the amount outstanding to holders of Loan Notes is less than €2 million, the issuer of the Loan Notes will be entitled to redeem compulsorily the outstanding Loan Notes.

            The Loan Notes will be redeemable, in whole or in part, at the option of the Noteholder on 31 December 2002 and thereafter on each interest payment date falling prior to 31 December 2007 (or, if not an Irish Business Day, on the first Irish Business Day thereafter). Unless previously redeemed or purchased, the Loan Notes will be redeemed on 31 December 2007 (or if not an Irish Business Day, the first Irish Business Day thereafter). If at any time any interest payable on the Loan Notes fails to be treated as a distribution for corporation tax purposes, MDCP Acquisitions shall be entitled, on giving to the Noteholders not less than 30 days' notice in writing, on or after 31 December 2002 to repay all (but not some only) of the outstanding Loan Notes at par together with accrued interest subject to any requirement to deduct tax therefrom to (but excluding) the date of redemption.

            No application is intended to be made for the Loan Notes to be listed on, or dealt in, any stock exchange.

            Deutsche Bank have advised that, based on market conditions on 2 July 2002 (the latest practicable date prior to the posting of this document), in their opinion, if the Loan Notes had then been in issue, the value of the Loan Notes would not have been less than €0.99 per €1.00 nominal value.

            The Loan Note Alternative is conditional on the Offer becoming or being declared unconditional in all respects. Holders of JSG Securities may elect for the Loan Note Alternative for so long as the Offer remains open for acceptances.

            Further details regarding the Loan Notes are contained in Appendix III to this document.

            When considering whether to elect for the Loan Note Alternative you need to take into account your own personal financial and taxation position and you should consult your independent financial adviser in this regard.

7.        Irrevocable undertakings

            MDCP Acquisitions has received irrevocable undertakings from the Independent Directors of JSG to accept the Offer in respect of 27,221,572 JSG Shares, representing in aggregate approximately 2.45 per cent. of the issued share capital of JSG. These undertakings will cease to be binding if the Independent Directors of JSG withdraw or adversely modify their recommendation of the Offer or if the Offer lapses or is withdrawn.

            MDCP Acquisitions has received irrevocable undertakings to accept the Offer from other JSG Shareholders (including the Management Investors) in respect of 91,186,781 JSG Shares,

representing approximately 8.20 per cent. of the issued share capital of JSG. These undertakings will continue to be binding in the event of a competing offer for JSG. These undertakings will cease to be binding if the Offer lapses or is withdrawn.

            MDCP Acquisitions has therefore received total irrevocable undertakings to accept the Offer in respect of 118,408,353 JSG Shares, representing approximately 10.65 per cent. of the issued share capital of JSG.

            See paragraph 8 to Appendix I to this document for a more detailed description of the terms of the irrevocable undertakings.

8.        Information on MDP and MDCP Acquisitions

            MDP is one of the largest and most experienced private equity investment firms in the United States. Through limited partnerships of which it is the general partner, it has approximately US$8 billion of capital under management. The investors in MDP's investment partnerships include many of the United States' leading private and public pension funds, university endowments and banking institutions. MDP invests across a broad range of industries, with its principal focus being on the basic industrial sectors, including the paper and packaging sector. MDP, with over one hundred companies in its investment portfolio, is considered to be among the most active private equity investors in the United States in the paper and packaging industry, having previously made investments in Packaging Corporation of America, Riverwood International Corp., Buckeye Cellulose Corp. and Bay State Paper Holdings.

            MDCP Acquisitions is an unlimited public company newly incorporated in Ireland and set up specifically for the purpose of making the Offer. It is controlled by investment funds affiliated with MDP. MDCP Acquisitions has not traded since the date of its incorporation nor has it entered into any obligations other than in connection with the Offer and the financing of the Offer.

            MDCP Acquisitions has undertaken to continue the business of JSG in substantially its current form. There are no present intentions regarding any major changes to be introduced in the business such as the redeployment of the fixed assets of the JSG Group. If the Offer becomes or is declared unconditional in all respects, MDCP Acquisitions intend to continue the programme initiated by JSG of selling certain non-core and non-operating assets. In addition, MDCP Acquisitions understands that JSG and SSCC are currently engaged in preliminary discussions regarding the feasibility of the exchange, or purchase and sale, between them of certain of their respective assets and operations located primarily in Europe and Canada. MDCP Acquisitions understands that JSG and SSCC have jointly retained a financial adviser to value the assets and operations under consideration. These explorations are understood to be at an early stage and there is no assurance that any such transaction will occur. It is the intention of MDCP Acquisitions to retain the Kildare Hotel and Country Club for the foreseeable future and up to and including the Ryder Cup in 2006.

            MDCP Acquisitions is funded by equity provided by investment funds affiliated with MDP and by the Management Investors and by debt facilities that have been fully underwritten by Deutsche Bank and Merrill Lynch.

            Deutsche Bank is satisfied that the necessary financial resources are available to MDCP Acquisitions to satisfy full acceptance of the Offer.

            For more information regarding MDP and MDCP Acquisitions see paragraph 9 of Appendix VIII to this document.

9.        Management participation

            Consistent with its operating philosophy as a financial investor, MDP requires that the Management Investors, comprising Dr. Michael Smurfit (Chairman and Chief Executive Officer), Mr. Gary McGann (President, Chief Operations Officer and Chief Executive Officer designate), Mr. Anthony Smurfit (Chief Executive—Smurfit Europe and Chief Operations Officer designate) and Mr. Ian Curley (Chief Financial Officer) remain in place to operate the business once the Offer becomes or is declared unconditional in all respects. To that end, each Management Investor has entered into agreements with MDP pursuant to which, among other things, each Management Investor agreed to the principal terms of his employment following the completion of the Offer.

            The Management Investors will also make significant investments in MDCP Acquisitions plc (the ultimate parent company of MDCP Acquisitions). The management participation investment arrangements between the Management Investors and MDCP Acquisitions fall into two categories: (i) the ordinary shares of MDCP Acquisitions plc ("Purchased Equity") and (ii) convertible securities of MDCP Acquisitions plc ("Convertible Equity").

Purchased Equity

            Each of the Management Investors will re-invest a significant proportion of the net cash proceeds he receives in respect of his JSG Shares, options and other equity-based incentive plans. The Purchased Equity will be acquired on the same economic terms as, and have the same rights as, the equity held by MDP in MDCP Acquisitions plc.

Convertible Equity

            MDP is proposing to make available to the Management Investors and certain other JSG managers up to an additional 10 per cent. of the fully diluted equity of MDCP Acquisitions plc. At present, the Convertible Equity has not been allocated among the Management Investors. The Convertible Equity is subject to vesting provisions based generally on continued service and performance criteria.

            The opportunity to invest in the Purchased Equity and Convertible Equity will be extended to approximately 200 JSG managers in addition to the Management Investors. The total value of the Purchased Equity is not expected to exceed €75 million, representing approximately 10 per cent. of the fully diluted equity of MDCP Acquisitions plc. The Management Investors' existing shareholding in JSG is approximately 7 per cent. The Convertible Equity can (subject to vesting) be converted into ordinary shares at the same price per share as is paid for the Purchased Equity.

            The Panel has consented under Rule 16 of the Irish Takeover Rules to the arrangements described above subject to the following conditions:

  (i)
  the arrangements being approved at a general meeting of JSG Shareholders. At this meeting, the vote must be a vote of independent JSG Shareholders taken on a poll. MDP, the Management Investors, and any concert parties should be prohibited from voting at this meeting;

  (ii)
  UBS Warburg and IBI Corporate Finance confirming to the Panel that the arrangements are fair and reasonable in accordance with Note 4 on Rule 16 of the Irish Takeover Rules;

  (iii)
  the arrangements being fully disclosed in the Offer Document and the Offer Document also containing the confirmation from UBS Warburg and IBI Corporate Finance referred to in (ii) above;

  (iv)
  all relevant documentation being put on display in accordance with Rule 26 of the Irish Takeover Rules, including, inter alia, the letter from the Panel consenting under Rule 16 of the Irish Takeover Rules to the arrangements, the confirmation referred to in (ii) above and the submission to the Panel of 12 June 2002 from MDCP Acquisitions' financial and legal advisers; and

  (v)
  MDCP Acquisitions' legal advisers confirming to the Panel that the arrangements ultimately entered into do not differ materially from those outlined in the submission to the Panel referred to in (iv) above.

            In accordance with the consent of the Panel under Rule 16 of the Irish Takeover Rules referred to above, JSG Shareholders (excluding the Management Investors, MDCP Acquisitions and their respective concert parties) are being asked to approve at the EGM the proposed participation by the Management Investors.

            UBS Warburg and IBI Corporate Finance, independent financial advisers to the Independent Directors, have confirmed in writing to the Panel that these arrangements are fair and reasonable in accordance with Rule 16 of the Irish Takeover Rules as far as the independent JSG shareholders are concerned. Further details are set out in the Circular and in paragraph 8 of Appendix I to this document.

10.      Information on JSG

            JSG is one of Europe's largest producers of paperboard and commands a leading share of the European corrugated box market. Together with its associates, JSG is a leading world-wide producer of containerboard, corrugated board and a leading collector of wastepaper for recycling, using much of the material collected in the production of paper and paperboard at its own mills. JSG holds approximately 29.3 per cent. of the common stock of SSCC, which is the largest producer of containerboard and corrugated containers in the United States.

            JSG's consolidated sales for the year ended 31 December 2001 were €4,512 million (2000: €4,565 million) and consolidated profit before tax and exceptional items was €386 million (2000: €485 million). JSG's shareholders' funds as at 31 March 2002 were €2,562 million.

            For more financial information regarding JSG see Appendix IV and V to this document.

11.      JSG's management and employees

            MDCP Acquisitions has confirmed to the JSG Board that the existing employment rights, including pension rights, of the employees of the JSG Group will be fully safeguarded.

            Upon the Offer becoming or being declared unconditional in all respects, the non-executive directors of JSG have undertaken to resign from the JSG Board.

12.      The JSG Share Option Schemes

            MDCP Acquisitions will make appropriate proposals to JSG Optionholders in due course. These proposals will take effect once the Offer has become or been declared unconditional in all respects.

13.      Expense reimbursement

            JSG has agreed to pay MDCP an amount equal to all reasonable third party costs and out-of-pocket expenses in connection with MDCP's due diligence of the JSG Group and in connection with MDCP's offer on the basis and subject to the limitations set out in paragraph 12 of Appendix I to this document under the heading "Expense Reimbursement Agreement".

            The Independent Directors, UBS Warburg and IBI Corporate Finance have confirmed in writing to the Panel in accordance with Note 1 of Rule 21.2 of the Irish Takeover Rules that, in their opinions, these expense reimbursement arrangements are in the best interests of JSG Securityholders.

14.      Compulsory acquisition and de-listing

            MDCP Acquisitions has undertaken to JSG to use (to the extent it is entitled to do so) the procedures set out in Section 204 of the 1963 Act to acquire compulsorily any remaining minority shareholdings following the Offer becoming or being declared unconditional in all respects.

            In addition, MDCP Acquisitions intends to procure that JSG will apply to the Irish Stock Exchange and the UK Listing Authority for the JSG Shares to be de-listed and to the New York Stock Exchange for the JSG ADSs to be de-listed and to those stock exchanges and the London Stock Exchange for trading in the JSG Shares and JSG ADSs to be cancelled. It is anticipated that such de-listing and cancellation will take effect no earlier than 20 Business Days after the Offer becomes or is declared unconditional in all respects. Thereafter, there will be no trading market for JSG Shares or JSG ADSs and MDCP Acquisitions has no intention of establishing such a market. Such de-listing and cancellation would significantly reduce the liquidity and marketability of the JSG Shares and JSG ADSs.

15.      Procedures for accepting the Offer and electing for the Loan Note Alternative

            This section should be read in conjunction with the relevant Acceptance Document.

(a)      Holders of JSG Shares

            The attention of JSG Shareholders is drawn to paragraph 10 ("Procedures for accepting the Offer in respect of JSG Shares") of Part B of Appendix II to this document and to the relevant provisions of the Form of Acceptance.

            If you hold JSG Shares in both certificated and uncertificated form, you should complete a separate Form of Acceptance for each holding. In addition, you should complete separate Forms of Acceptance for JSG Shares held in uncertificated form but under different member account IDs, and for JSG Shares held in certificated form but under different designations. Additional Forms of Acceptance are available from the Irish Receiving Agent by telephone on +353 1 810 2494.

            To accept the Offer in respect of all your JSG Shares, you must complete Boxes 1 and 3 and, if your JSG Shares are in CREST, Box 4 of the Form of Acceptance. You must also sign Box 5 of the Form of Acceptance in accordance with the instructions printed on it. All holders of JSG Shares who are individuals must sign the Form of Acceptance in the presence of a witness, who should also sign in accordance with the instructions printed thereon.

            Subject to the terms of the Loan Note Alternative, a JSG Shareholder who validly accepts the Offer may elect for the Loan Note Alternative in respect of some or all of the JSG Shares for which such holder is accepting the Offer by completing Box 2 of the Form of Acceptance in addition to taking the actions described in the preceding paragraph. You are strongly recommended to seek your own financial advice before electing for the Loan Note Alternative.

            The Loan Note Alternative is not being offered in or into, and it may not be accepted from, Australia, the United States or any other jurisdiction where it would be unlawful to do so. No Loan Note Certificates will be posted or sent to addresses in Australia, the United States or any other jurisdiction where it would be unlawful to do so. Any Acceptance Document on which an election for the Loan Note Alternative is purportedly made and which is received in an envelope postmarked in Australia, the United States or any other jurisdiction where it would be unlawful to do so or otherwise appearing to MDCP Acquisitions or its agents to have been sent from Australia, the United States or any other jurisdiction where it would be unlawful to do so may render invalid any purported acceptance of the Loan Note Alternative and, if so, will be deemed to be an acceptance of the cash consideration available under the Offer.

(b)      Holders of JSG ADSs

            The attention of holders of JSG ADSs is drawn to paragraph 9 ("Procedures for tendering JSG ADSs") of Part B of Appendix II to this document and to the relevant provisions of the Letter of Transmittal.

            To accept the Offer, holders of JSG ADSs must complete the Letter of Transmittal in accordance with the instructions printed on it or comply with the instructions in the Letter of Transmittal applicable to book-entry transfers. The completed Letter of Transmittal should be sent in the accompanying reply paid (for the United States only) envelope or delivered by hand, together with the required signature guarantees and any other required documents, to the US Depositary or, in the case of a book-entry transfer, an Agent's Message (as defined in paragraph 9(c) of Part B of Appendix II to this document) must be received by the US Depositary, at its address set forth at the back of this document and either (i) the JSG ADRs evidencing such JSG ADSs must be received by the US Depositary at such address or the Offer must be accepted in respect of the JSG ADSs pursuant to the procedure for book-entry transfer described in paragraph 9 of Part B of Appendix II to this document or (ii) the holder of JSG ADSs must comply with the procedures for guaranteed delivery described in paragraph 9 of Part B of Appendix II to this document.

(c)      Validity of acceptance

            Subject to the Irish Takeover Rules and US federal securities laws and without prejudice to Part B of Appendix II to this document, MDCP Acquisitions reserves the right to treat as valid in whole or in part any acceptance of the Offer which is not entirely in order or which is not accompanied by the relevant share certificate(s), JSG ADRs and/or other document(s) of title or which is received by it at a place or places other than those set out in this document or the Acceptance Documents. In that event, no payment of cash under the Offer will be made until after (as applicable) the relevant transfer to escrow has been settled or the relevant share certificate(s), JSG ADRs and/or other document(s) of title or indemnities satisfactory to MDCP Acquisitions have been received.

(d)      General

            No acknowledgment of receipt of Acceptance Documents, share certificates, JSG ADRs or other documents of title will be given.

            The Offer may not be accepted in any jurisdiction where it would be unlawful to do so. Any Acceptance Document received in any such jurisdiction may render invalid any purported acceptance of the Offer. Further information for certain overseas shareholders is set forth in paragraph 8 ("Overseas Holders of JSG Securities") of Part B of Appendix II to this document.

            If you are in any doubt as to the procedures for acceptance, please contact Capita Corporate Registrars Plc, the Irish Receiving Agent, JPMorgan Chase Bank, the US Depositary, or Innisfree M&A Incorporated, the Information Agent, on the telephone numbers or at the addresses set out at the back of this document. You are reminded that, if you are a CREST sponsored member, you should contact your CREST sponsor before taking any action.

16.      Rights of withdrawal

            The regulations under the Exchange Act require that acceptances of the Offer remain subject to withdrawal rights until such time as the Offer is declared unconditional in all respects. In light of this requirement, the Panel has granted a waiver of Rule 10.6 of the Irish Takeover Rules so that the Offer shall only be required to be declared unconditional as to acceptances when the Offer can simultaneously be declared unconditional in all respects. Therefore, the Offer will become unconditional as to acceptances and unconditional in all respects simultaneously. As a result, the Offer will, except with the consent of the Panel, lapse unless all Conditions have been satisfied, fulfilled or, if capable of waiver, waived at the latest by 3 September 2002.

            Under the Offer, holders of JSG Securities will be able to withdraw their acceptances at any time prior to the Initial Closing Date. The Offer will not be deemed to have been validly accepted in respect of any JSG Securities which have been validly withdrawn. This right of withdrawal is equally available to all JSG Securityholders with the exception of those JSG Securityholders who have provided irrevocable undertakings to accept the Offer.

            However, following such withdrawal, the Offer may be accepted in respect of the withdrawn JSG Securities, if the holder subsequently follows one of the procedures described in paragraph 15 of this letter ("Procedures for acceptance of the Offer and for electing the Loan Note Alternative") at any time prior to the expiry or lapse of the Offer.

            Further details of these rights of withdrawal and the procedure for effecting withdrawals are set out in paragraph 3 ("Rights of Withdrawal") of Part B of Appendix II to this document.

17.      Settlement

(a)      Date of Payment

            The settlement procedure with respect to the Offer will be consistent with Irish practice and the Irish Takeover Rules, which differ from the US tender offer rules in certain respects, particularly with regard to the date of payment. Subject to the satisfaction, fulfilment or, where permitted, waiver of all the Conditions (and except as otherwise provided in relation to certain overseas holders of JSG Securities, as described in paragraph 8 ("Overseas Holders of JSG Securities") of Part B of Appendix II to this document), payment of the consideration to which accepting JSG Securityholders or their designated agents are entitled under the Offer will be effected:

  (i)
  in the case of acceptances received complete in all respects by the date on which the Offer becomes or is declared unconditional in all respects, within 14 calendar days of such date; or

  (ii)
  in the case of acceptances received complete in all respects after such date, but while the Offer remains open for acceptance during the Subsequent Offer Period, within 14 calendar days of such receipt.

(b)      JSG Shares in Uncertificated Form (that is, in CREST) and JSG ADSs in Uncertificated Form (that is, in Book-Entry Form)

            Where an acceptance relates to JSG Shares in uncertificated form, settlement of any cash consideration to which accepting holders of JSG Shares are entitled will be paid by means of CREST, by MDCP Acquisitions procuring the creation of an assured payment obligation in favour of the accepting holder's payment bank in respect of the cash consideration due, in accordance with the CREST assured payment arrangement.

            Where an acceptance relates to JSG ADSs in uncertificated form (that is, through the Book-Entry Transfer Facility), payment of the cash consideration to accepting holders of JSG ADSs will be made by the US Depositary to the Book-Entry Transfer Facility for credit to the accounts of the Book-Entry Transfer Facility participants who have validly accepted the Offer in respect of JSG ADSs.

            MDCP Acquisitions reserves the right to settle all or any part of the cash consideration referred to above, for all or any accepting JSG Securityholders, in the manner referred to in paragraph (c) below, if, for any reason, it wishes to do so.

(c)      JSG Shares in Certificated Form and JSG ADSs evidenced by JSG ADRs

            Where an acceptance relates to JSG Shares in certificated form or JSG ADSs evidenced by JSG ADRs, cheques for cash due will be despatched by post (or by such other method as may be approved by the Panel).

(d)      Currency of consideration

            The Offer is being made in euro. Upon receipt of the euro consideration from MDCP Acquisitions, the US Depositary will convert such euro consideration into US dollars on the open spot market on or about the date such euro are received from MDCP Acquisitions. The actual amount of US dollars received by a holder of JSG ADSs will depend upon the relevant prevailing exchange rate on the date funds are converted by the US Depositary, which may not be the same exchange rate as is prevailing on the date that a holder of JSG ADSs executes the Letter of Transmittal or on the date that MDCP Acquisitions despatches payment to the US Depositary.

(e)      Loan Note Alternative

            Certificates in respect of Loan Notes shall be dispatched by post (or by such other method as may be approved by the Panel), except that no Loan Note Certificates will be posted or sent to addresses in Australia, the United States or any other jurisdiction in which it would be unlawful to do so.

(f)        Lapsing of the Offer

            If the Conditions are not satisfied, fulfilled or, where permitted, waived, (i) in respect of JSG Shares held in certificated form, the relevant share certificate(s), JSG ADRs and/or other documents of title will be returned by post (or by such other method as may be approved by the Panel) to the person or agent whose name and address is set out in the relevant box in the relevant Acceptance Document or, if none is set out, to the first-named holder at his or her registered address within 14 days of the Offer lapsing, (ii) in respect of JSG Shares held in CREST, the Irish Receiving Agent will, immediately after the lapsing of the Offer (or within such longer period as the Panel may permit, not exceeding 14 days of the lapsing of the Offer), give TFE instructions to CRESTCo to transfer all relevant JSG Shares held in escrow balances and in relation to which it is the Escrow Agent for the purposes of the Offer to the original available balances of the holders of JSG Shares concerned and (iii) in respect of JSG ADSs held in book-entry form, the US Depositary will instruct the Book-Entry Transfer Facility to return all JSG ADSs to the Book-Entry Transfer Facility participant.

(g)      General

            All documents and remittances sent by, to, or from holders of JSG Securities or their appointed agents will be sent at their own risk.

18.      Subdivision of JSG Shares and Capital Reduction

            In order to implement the Spin-Off, each JSG Share of €0.30 each, including each JSG Share evidenced by a JSG ADS, will be subdivided into ten JSG Subdivided Shares of €0.03 each immediately prior to the Spin-Off. This subdivision of JSG Shares requires the approval of JSG Shareholders and will not take effect unless the Spin-Off is to be effected immediately thereafter. Under the Capital Reduction, four of the ten JSG Subdivided Shares will be cancelled in consideration for the distribution to each JSG Securityholder of his entitlement to SSCC Shares under the Spin-Off. JSG Shareholders who accept the Offer in respect of their JSG Subdivided Shares will receive €2.15 for every six such shares. On completion of the Capital Reduction, the JSG Shares and the JSG Subdivided Shares will cease to be eligible securities for transfer pursuant to an operating instruction to be issued by CREST.

19.      Taxation

            Your attention is drawn to paragraphs 10, 11 and 12 of Appendix VIII to this document under the headings "Irish Taxation," "UK Taxation" and "US Taxation," which set out a general guide on Irish, United Kingdom and United States taxation based on current legislation and practice. If you are in any doubt as to your tax position, you should consult an appropriate professional adviser.

20.      Further information

            Your attention is drawn to the Appendices to this document, which contain further information and form part of this document, and to the accompanying Acceptance Documents.

21.      Action to be taken

            You are urged to complete the enclosed Form of Acceptance or Letter of Transmittal (as appropriate) in accordance with the instructions in paragraph 15 of this letter and printed on the relevant Acceptance Document, and return it, by post or by hand to the Irish Receiving Agent or the US Depositary (as appropriate), at their respective addresses as soon as possible, but in any event so as to be received not later than 1.00 p.m. (Dublin time), or 8.00 a.m. (New York City time), on 6 August 2002. In addition, if your JSG Shares are in CREST, you must take (or procure to be taken) the action described in paragraph 17(b) of this letter.

            If you are a holder of JSG Shares and require assistance with completion of the Form of Acceptance, please contact Capita Corporate Registrars Plc on +353 1 810 2494. If you are a JSG ADS holder and require assistance with completion of the Letter of Transmittal, please contact Innisfree M&A Incorporated, the Information Agent with respect to the Offer, at +1 877 750 5834 (toll free in the United States and Canada) or, +800 4664 7000 (toll free from outside the United States and Canada) or +1 212 750 5833 (call collect).

Yours sincerely
for and on behalf of Deutsche Bank

Anthony Laubi Managing Director	Richard Finston Director

APPENDIX I

SPECIAL FACTORS

1.        Background of the Offer

            The JSG Board has, for a period of time, been concerned about the poor performance of the JSG share price. To address the factors giving rise to this underperformance relative to the sector, JSG embarked on a series of initiatives in 2000 to further reduce operating costs, simplify its corporate structure and improve the profit potential of its existing asset base, including the following:

  •
  It sold a number of businesses including a laminating operation in the United Kingdom and two recycling facilities, a commercial printing operation and the Sequoia Voting Systems business in the United States.

  •
  It closed a printing facility in Ireland and a mill operation in Germany. It restructured mill operations and closed a corrugated operation in the United Kingdom.

  •
  It enhanced integration through the acquisition of Norcor in the United Kingdom and Neopac in Denmark.

  •
  It increased its shareholding in its Swedish associate Munksjö from 33 per cent. to approximately 99 per cent. with a view to strengthening JSG's position in the corrugated business in the Nordic regions and also building its specialty paper business. It is currently in the process of acquiring the outstanding minority shareholdings.

  •
  It identified further potential cost efficiencies of approximately €23 million per annum that might be realised over time relating to purchasing improvements and reduced working capital needs, although there was no certainty that such efficiencies could be achieved or over what time period.

  •
  It identified a number of non-core and non-operating assets for sale and commenced a programme of selling those assets.

            Despite these initiatives, the JSG Board has continued to view JSG Securities as undervalued compared to its European and United States peer group. Specifically, over the five year period ending 1 May 2002, the JSG share price increased by 29 per cent. while the European sector increased by 55 per cent.

            In addition, over the last two years, the JSG Board, with the assistance of UBS Warburg, has also actively investigated strategic and corporate alternatives with a view to improving shareholder value as outlined in the following two paragraphs.

  •
  In late Autumn 1999, JSG was contacted by an unaffiliated third party about the possibility of a transaction in which the third party would merge with JSG following the spin-off of JSG's shareholding in SSCC to JSG's shareholders. This contact culminated in a series of discussions in May/June 2001 between JSG, the third party and their respective advisers about the terms of a possible transaction. These discussions were terminated in mid-June 2001 by mutual agreement when the third party concluded that it could not effectively value the JSG ordinary shares at more than the equivalent of €1.90 per share plus the distribution of the SSCC shares.

  •
  During Spring 2001, representatives of JSG and SSCC held detailed discussions on the possible combination of both companies. A number of transaction structures were explored but the representatives were unable to find a formula which they believed would properly value their respective companies. Accordingly, discussions terminated in early May 2001.

            In early Autumn 2001, MDP approached JSG to discuss the potential for a possible transaction involving JSG. Given the continuing weakness in the JSG share price and the lack of progress on other corporate and strategic initiatives, JSG concluded that it would be in the interests of JSG shareholders to pursue MDP's initial approach. This decision was supported by MDP's significant experience in the paper and packaging business.

            From mid-November 2001 until February 2002, MDP had discussions with JSG's senior management with a view towards obtaining an understanding of JSG's business. Given the very preliminary nature of these discussions, JSG only provided MDP with publicly available information about JSG. During this same period, MDP discussed with Deutsche Bank and Merrill Lynch their willingness to provide advisory services and debt financing in connection with a possible acquisition of JSG by MDP. These discussions were also preliminary in nature.

            In early February 2002, MDP verbally indicated to JSG that it was considering an indicative proposal of €1.97 in cash per share for all of the issued share capital of JSG, excluding JSG's stake in SSCC. In order to pursue its interest further, MDP requested access to non-public information regarding JSG, stating that it would be willing to sign a confidentiality agreement with JSG. In addition, MDP requested that, given the size and geographical diversity of JSG's operations, JSG should reimburse MDP for its reasonable third party expenses incurred during the process.

            No discussions regarding MDP's requirements for JSG senior management to participate in the equity of the offeror were conducted at this stage. Accordingly, JSG's senior management continued to negotiate with MDP on behalf of JSG. However, given the status of the discussions, Mr. Martin Rafferty, JSG's Senior Non-Executive Director, was informed of MDP's indicative proposal in early March 2002 and was kept fully informed of all subsequent developments.

            Following discussions with UBS Warburg and legal counsel, JSG concluded that it would only be appropriate to enter into an expense reimbursement agreement if MDP were in a position to make a proposal that might be capable of being recommended to JSG Shareholders. JSG also concluded, based on advice received from UBS Warburg, that it did not believe MDP's indicative proposal of €1.97 in cash per share would be capable of being recommended. These conclusions were communicated to MDP.

            On 11 March 2002 MDP and its financial adviser, Deutsche Bank, made a presentation to UBS Warburg about MDP's indicative proposal. Following this meeting, JSG and UBS Warburg concluded that there might be scope for MDP to increase its indicative proposal. On the same date, JSG and MDP's investment fund executed a confidentiality agreement in which MDP agreed, among other things, to keep confidential all of the evaluation material provided by JSG to MDP, as well as not to acquire any JSG Securities, solicit proxies from JSG shareholders or assist others in taking such action without JSG's consent. The confidentiality agreement did not contain any provision relating to the reimbursement of MDP's expenses. MDP subsequently commenced a review of JSG's business in an effort to be in a position to submit a revised indicative preliminary proposal to JSG regarding a possible acquisition. This review was limited to financial information provided to MDP by JSG and discussions with JSG's senior management.

            After completing this review, MDP verbally indicated to JSG that it would be willing to raise its indicative offer price to €2.05 in cash per share, excluding JSG's stake in SSCC. Based upon previous discussions with UBS Warburg, JSG indicated that it did not believe that a proposal at this value would be capable of being recommended to shareholders. Thereafter, MDP engaged in further discussions with JSG's senior management in an effort to gain an improved insight into JSG's operations in order to respond with a revised proposal.

            On 18 April 2002, MDP delivered a letter to JSG summarising the terms of a revised proposal that MDP was considering making with respect to JSG. This proposal outlined an indicative offer price of €2.15 in cash per share (excluding JSG's stake in SSCC), financing sources, timing considerations and conditions that would need to be satisfied before MDP would make an offer, which included, among others, satisfactory completion of due diligence, availability of financing on terms satisfactory to MDP, the ongoing availability of senior management and satisfactory negotiation and execution of equity ownership arrangements with JSG's senior management team. No details regarding MDP's requirements in this regard were provided or agreed at this time. MDP attached draft letters from its financing sources relating to their willingness to provide the required debt financing to MDP to finance the offer.

            Following discussions between JSG and UBS Warburg, it was concluded that the revised MDP proposal was potentially capable of being recommended and that MDP should be permitted to commence due diligence investigations, together with its legal, financial and accounting advisers. This due diligence commenced shortly afterwards.

            On 2 May 2002, in response to market speculation, JSG announced that it had received an approach from a third party that might or might not lead to an offer being made for part or all of JSG. Following this announcement, MDP again requested that it should be reimbursed for third party expenses incurred in connection with its due diligence exercise. MDP indicated that, without such an agreement, it was considering terminating its investigation of a possible transaction.

            On 6 May 2002, the JSG Board met to consider the MDP approach. At the meeting it was noted that the MDP proposal was seeking the ongoing participation of certain of JSG's senior management. The executive directors indicated at the meeting that they would be willing to be a party to the MDP proposal and therefore would not be independent for the purposes of assessing the MDP proposal. Consequently, an independent committee of the JSG Board was formed, comprising Mr. Martin Rafferty (JSG's Senior Non-Executive Director) as Chairman, Mr. Howard Kilroy (who was until 1995 President and Chief Operations Officer of JSG) and Mr. Ray MacSharry. The Independent Committee was authorised to do all things necessary to consider, and if appropriate, progress MDP's approach or any other approach should one arise, in accordance with the resolution of the JSG Board to such effect on 29 May 2002. Following its formation, the Independent Committee appointed UBS Warburg and IBI Corporate Finance as its independent financial advisers and also appointed William Fry and Wachtell, Lipton, Rosen and Katz as its legal advisers.

            The Independent Committee considered MDP's proposal as outlined in its letter of 18 April 2002 and its subsequent request for expense reimbursement. As a result, the discussions with MDP were continued and the Independent Committee approved the execution of an expense reimbursement agreement based on the following two main factors:

  •
  UBS Warburg's advice that it believed, based on its preliminary analysis, that the indicative offer price of €2.15 in cash per share would be capable of being recommended to JSG Shareholders.

  •
  The Independent Committee's belief that it would be in the best interests of JSG Shareholders to continue to explore the making of a public offer for JSG, also in the light of the likely materially detrimental impact on the share price if MDP were to terminate discussions.

            To that end, on 7 May 2002, JSG and MDCP entered into a letter agreement in which JSG agreed to pay MDCP an amount equal to all reasonable third party costs and out-of-pocket expenses incurred in connection with MDCP's due diligence on the JSG Group and in connection with the offer on the following basis:

  •
  in the case of third party expenses in connection with due diligence, up to an amount equal to US$2 million; and

  •
  in the case of expenses in connection with MDCP's offer, without duplication of amounts paid pursuant to the first bullet point above, up to an amount equal to one per cent. of the value of MDCP's offer, excluding the value of the Spin-Off, if:

  •
  the Independent Directors withdraw or adversely modify their recommendation of the offer (other than by reason of a failure by MDCP Acquisitions to comply with its obligations under the Irish Takeover Rules) and thereafter the offer lapses or is withdrawn; or

  •
  the offer (having been announced under Rule 2.5 of the Irish Takeover Rules) is not made (with the consent of the Irish Takeover Panel) or, having been made, lapses or is withdrawn, as a result of a competing offer being announced, made or pre-conditionally made prior to the offer lapsing or being withdrawn and if such competing offer subsequently becomes or is declared unconditional in all respects.

            The aggregate amount of the obligations of JSG to reimburse expenses incurred by MDCP will in no event exceed an amount equal to one per cent. of the value of MDCP's offer, excluding the value of the Spin-Off. The reimbursement agreement also placed limitations on JSG soliciting a competing offer although it did not restrict JSG from complying with its legal obligations under the Irish Takeover Rules in relation to dealing with approaches from other potential offerors. In accordance with the Irish Takeover Rules, this agreement, along with supporting statements by the Independent Committee and its adviser, was thereafter submitted to the Panel for its approval. The agreement was subsequently approved by the Panel with certain modifications that were implemented by the parties by means of a letter dated 17 June 2002.

            On 10 May 2002, JSG announced that MDP had made the approach and that, because the approach was subject to, among other things, the continued participation of JSG management, the Independent Committee had been formed on 6 May 2002 to consider the approach.

            During the period from 6 May 2002 to the announcement of the Offer on 17 June 2002, the Independent Committee held meetings with its legal and financial advisers on 13 May and 5, 10, 14 and 15 June 2002. The Independent Committee members also held regular discussions amongst themselves and with their advisers to discuss the progress of the MDP proposal during this time.

            On 21 May 2002, JSG informed MDP, as required by the 7 May 2002 letter, that it had received an approach from a third party. This approach was from an unaffiliated financial party and was preliminary in nature. No details regarding the identity of the third party or the nature of the approach were provided in the notice to MDP. Following this approach, the Independent Committee has continued to comply with its obligations under the Irish Takeover Rules.

            On 23 May 2002, the Independent Committee requested, pursuant to Rule 20.3 of the Irish Takeover Rules, that MDP provide it with copies of all due diligence materials that MDP had shared with its financing sources. After execution of a confidentiality agreement by the Independent Committee on 31 May 2002, such materials were delivered to the Independent Committee by MDP.

            On 26 May 2002, MDP delivered to the Independent Committee a draft of a transaction agreement that outlined the potential agreement between JSG and MDP's acquisition company relating to the offer and the distribution of the SSCC shares in connection with the offer. Shortly thereafter, MDP delivered to the Independent Committee a draft of its proposed terms and conditions of the offer. The terms of the transaction agreement, including the terms and conditions of the proposed offer, were extensively negotiated between the advisers to MDP and the Independent Committee up until the time of the Rule 2.5 Announcement.

            Following initial conversations in the second week of May 2002, MDP delivered to the Management Investors on 28 May 2002 initial draft agreements relating to their equity participation in MDP. Heads of agreement related to management arrangements were negotiated between MDP and the Management Investors over the following weeks.

            Commencing on 3 June 2002 and continuing through 7 June 2002, MDP finalised its due diligence by visiting certain of JSG's operating facilities. During this period, the financial and legal advisers to MDP and to the Independent Directors continued to have discussions with respect to the draft transaction agreement and the terms and conditions of the potential MDP offer. On 10 June 2002, the Independent Committee met with its financial and legal advisers for a briefing on the status of the discussions.

            On 13 June 2002, MDP and each of the Management Investors entered into an agreement regarding management participation rights and their terms of employment with MDCP Acquisitions plc following the Offer and the completion of the acquisition by MDCP Acquisitions of JSG. A detailed discussion of the terms of this agreement is set forth below under paragraph 8 of this Appendix I.

            On the morning of 14 June 2002, MDP delivered a draft letter setting out the basis on which it would be prepared to announce an offer of €2.15 per share in cash (excluding SSCC), which was subject to the satisfaction of certain conditions, including a unanimous public recommendation by the Independent Directors and irrevocable undertakings to accept the Offer from certain shareholders (including the Independent Directors). Following receipt of this draft, Mr. Martin Rafferty consulted with the advisers and instructed them to seek to negotiate a higher offer price. This request was immediately communicated to MDP who stated that, following the results of the due diligence exercise it had conducted, it would not increase the price and would cease negotiations unless a recommendation would be forthcoming at an offer price per share of €2.15 in cash.

            This response was communicated to the Independent Committee at a meeting later on 14 June 2002 to consider the draft offer letter. At this meeting, it was decided to have further discussions with MDP regarding a possible increase in the indicative offer price of €2.15 per share. UBS Warburg and IBI Corporate Finance had discussions with MDP regarding an increase in the indicative offer price. MDP responded that it would not be willing to increase its indicative offer price. MDP responded that it had already increased its indicative offer price twice from €1.97 per share to €2.05 per share and then to €2.15 per share, and confirmed that as a result of its due diligence investigations it would not consider any further price increase.

            Mr. Rafferty subsequently had a one-on-one discussion with Mr. Samuel Mencoff, a Managing Director of MDP, regarding an increase in the indicative offer price. Mr. Mencoff reiterated MDP's position to Mr. Rafferty. This was reinforced by MDP's decision to include in the proposed offer announcement a statement to the effect that the offer would be final and would not be raised, except that, in the event that a competitive situation arose or an alternative third-party proposal was made, MDCP Acquisitions reserved the right to revise any term of the offer.

            On 15 June 2002, there were further discussions between the parties' advisers. MDP again re-iterated that it would not increase the offer price. MDP did, however, concede that the Independent Directors would give an irrevocable undertaking in a form which would lapse in the event of a withdrawal or adverse modification of their recommendation. These discussions were reported to the Independent Committee at a meeting held on 15 June 2002. The Independent Committee was of the opinion that the indicative offer price of €2.15 per share was capable of being recommended to JSG Shareholders and that a termination of discussions by MDP would have a materially detrimental impact on JSG's share price.

            On 16 June 2002, final drafts of the transaction agreement, including the terms and conditions of the proposed offer, and the financing agreements were submitted to the Independent Committee for its consideration. On the afternoon and evening of 16 June 2002, the Independent Directors met together with their financial and legal advisers to consider the MDP proposal. The financial and legal advisers reviewed with the Independent Directors in detail the terms of the proposal, its financial impact, the conditions to the offer, the alternatives to the MDP proposal and the fairness of the proposal. See paragraph 3 below for a discussion of the report delivered to the Independent Committee by UBS Warburg and IBI Corporate Finance.

            Following these presentations and deliberations, the Independent Directors, having been so advised by UBS Warburg and IBI Corporate Finance, considered the MDP Proposal (being the Offer and the Spin-Off together) to be fair and reasonable from a financial point of view. In providing their advice, UBS Warburg and IBI Corporate Finance took account of the commercial assessments of the JSG Board. The Independent Directors determined to recommend unanimously that JSG Security holders accept the Offer and vote in favour of the Spin-Off and the participation of the Management Investors in MDCP Acquisitions plc as the Independent Directors intended to do in relation to their own shareholdings. Following this meeting, the Independent Directors met with the full JSG Board to report on the determinations of the Independent Directors.

            On 17 June 2002, JSG and MDCP Acquisitions executed the Transaction Agreement and made a pre-conditional announcement of the Offer. Later on the same day, MDCP Acquisitions announced that it had satisfied the pre-condition to the Offer by virtue of having received irrevocable undertakings to accept the Offer and vote in favour of the Spin-Off in respect of, in the aggregate, 118,408,353 JSG shares, representing approximately 10.65 per cent. of the issued share capital of JSG.

2.        Recommendation of the Independent Directors; reasons for the Offer; fairness of the Offer

            The Independent Directors, having been so advised by UBS Warburg and IBI Corporate Finance, consider the MDP Proposal (being the Offer and the Spin-Off together) to be fair and reasonable from a financial point of view. In providing their advice, UBS Warburg and IBI Corporate Finance have taken account of the commercial assessments of the JSG Board.

            The Independent Directors consider the MDP Proposal to be in the best interests of JSG Securityholders as a whole and unanimously recommend all JSG Securityholders to accept the Offer, as the Independent Directors have undertaken to do in respect of their shareholdings totalling 27,221,572 JSG Shares representing approximately 2.45 per cent. of JSG's issued share capital.

            In determining that the MDP Proposal is fair and reasonable from a financial point of view and in unanimously determining to recommend the MDP Proposal, the Independent Directors took into account the following factors:

  •
  The Offer represents a premium of approximately 38 per cent. to the Market Value of the JSG Shares (excluding SSCC) of €1.56 per JSG Share at the close of business on 1 May 2002, being the Business Day prior to the announcement of the approach from MDP, and a premium of approximately 57 per cent. to the average Market Value of the JSG Shares (excluding SSCC) for the six months prior to such announcement.

  •
  The multiples of EBITDA and EBITA implied by the Offer, excluding SSCC, are in line with transactions for comparable companies in the sector in Europe.

  •
  In considering the value of the Offer, the Independent Directors took into account the possibility of MDP running the business with a view to cash generation in light of the increased indebtedness resulting from the acquisition. The Independent Directors were informed that MDP considered the following specific factors in arriving at the Offer:

  —
  potential cost savings before related expenses that could total up to €11 million per annum if JSG were not run in its current corporate form; and

  —
  the possibility of selling certain additional non-operating assets. In particular, the Independent Directors were informed that MDCP Acquisitions had obtained banking facilities of €125 million, which it had undertaken to secure against certain non-operating assets that may be sold.

  •
  No other offer has been forthcoming for JSG. Since the date of the announcement of MDP's approach, JSG has received only one other approach. This was from another unaffiliated financial party and continues to be preliminary in nature. Since 17 June 2002, there has been further contact with, and JSG has provided information pursuant to Rule 20 of the Irish Takeover Rules to, this party, but there can be no certainty as to the outcome of this approach.

  •
  The Independent Directors considered the immediate prospects for the JSG business based on the current trading environment. While the first five months are in line with budget, current market conditions indicate that there is a degree of downside risk to expectations for JSG's 2002 financial performance. Factors contributing to this view, subsequent to JSG's first quarter 2002 earnings statement, included a depreciation in the value of the US dollar and negative implications for European and Latin American demand growth. In addition, there has been a greater than anticipated increase in waste-based fibre costs since the first quarter of 2002, which is not yet reflected in higher corrugated container selling prices.

  •
  Following the Spin-Off, JSG Securityholders will have the full direct benefit of their holding in SSCC. The Independent Directors believe that the market has consistently failed to ascribe full market value to JSG's shareholding in SSCC. Following the Spin-Off, JSG Security holders will be able to determine for themselves whether to hold or dispose of their SSCC Shares and the timing of any such disposal. A dealing facility in relation to SSCC Shares will be made available by an independent agent to qualifying JSG Securityholders who wish to dispose of their SSCC Shares.

            The Independent Directors also considered past initiatives, as set out above under "Background of the Offer," and current alternatives as set out below, to enhance shareholder value. The alternative options for creating shareholder value included:

  •
  The sale of the shareholding in SSCC, with the proceeds being used partly to repay debt and to return cash to shareholders. An analysis of this alternative indicated that it was not superior to the MDP Proposal, taking into account the current debt level and market ratings of JSG and execution risk; and

  •
  A full distribution of JSG's shareholding in SSCC to JSG Securityholders on a pro rata basis. Given JSG's existing indebtedness, it was concluded that such a distribution would leave JSG financially constrained, reducing its strategic flexibility to participate in any market consolidation. In addition, the resulting high leverage would constrain JSG in its ability to pay dividends.

            The Independent Directors had access to documents made available to the providers of finance to MDCP Acquisitions and had the opportunity to review the principal terms of the contractual arrangements between MDCP Acquisitions and the Management Investors. The Independent Directors considered these documents and arrangements in their review of the MDP Proposal.

            The Independent Directors considered the following additional factors:

  •
  The fact that, to date, no third party has come forward with an alternative offer, nor has a firm offer been made with respect to JSG in the past two years for the merger or consolidation of JSG, a sale or transfer of a substantial part of its assets or a purchase of its securities in a change-of-control transaction on terms more favourable than those of the MDP Proposal.
  •
  The advice of UBS Warburg and IBI Corporate Finance that the MDP Proposal, being the Offer and the Spin-Off taken together, is fair and reasonable from a financial point of view. The Independent Directors also considered UBS Warburg and IBI Corporate Finance's presentation of its report to the Independent Directors and the JSG Board. In its review of the analyses performed by UBS Warburg and IBI Corporate Finance, the Independent Directors did not weigh separately each of the analyses prepared by UBS Warburg and IBI Corporate Finance, but rather considered them taken as a whole.
  •
  The reputation and proven experience of MDP in completing similar transactions.
  •
  The negotiations between JSG and MDP, including negotiations that resulted in two increases in the per share cash purchase price to be received by JSG Securityholders.
  •
  The negotiations between the Independent Directors and MDP and their respective advisers.

            The Independent Directors also considered a variety of risks and other potentially negative factors concerning the Offer. These included:

  •
  The consideration to be received by JSG Securityholders will be taxable to them, except to the extent described in paragraphs 10, 11 and 12 of Appendix VIII to this document;
  •
  Following the Offer becoming or being declared unconditional in all respects and the Compulsory Acquisition, holders of JSG Securities (other than Management Group) will cease to have an interest in JSG; and
  •
  The Offer is conditional upon the Spin-Off and the value of the SSCC Shares distributed in the Spin-Off may fluctuate in value.

            The Independent Directors did not appraise the net book value or the liquidation value for JSG. UBS Warburg and IBI Corporate Finance did not include analysis of the net book value and the liquidation value of JSG in their analysis of the MDP Proposal because they determined that these methodologies were not relevant to an analysis of the acquisition of JSG as a going concern and in light of the particular nature of JSG's business and the packaging industry generally.

            The foregoing discussion of the information and factors considered by the Independent Directors includes all of the material factors considered by the Independent Directors in reaching their conclusions and recommendations but is not meant to be exhaustive. In view of the number and variety of factors considered in reaching their determination, the Independent Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to specific factors considered in reaching their conclusions and recommendations.

            In addition, the Independent Directors believe that the Offer is procedurally fair because of the processes and procedures put into place in response to MDP's approach as set out above under "Background of the Offer." In particular:

  •
  Only those members of the JSG Board with no conflict or perceived conflict of interest considered the MDP approach;
  •
  The JSG Board formed the Independent Committee, which was authorised to consider and, if appropriate, progress MDP's approach or any other approach should one arise;
  •
  The Independent Committee engaged financial and legal advisers who assisted the Independent Committee in negotiating the price and terms of MDP's offer;
  •
  The Independent Directors obtained the advice of their financial advisers as to the fairness of the MDP Proposal;
  •
  JSG has the right, under certain conditions, to engage in negotiations with, and supply information to, a person making an unsolicited proposal for a competing acquisition transaction; and

  •
  The Independent Directors have fulfilled and will continue to fulfill their responsibilities under the Irish Takeover Rules with respect to the one other approach that has been made to date (and will do so with respect to any other approach, if made).

            Taking into account the foregoing and other considerations, the Independent Directors concluded that, while the JSG Board has actively engaged in an exercise to enhance shareholder value, this process has not resulted in an alternative that is superior to the MDP Proposal.

3.        Report of the financial advisers to the Independent Directors

            The Independent Directors retained UBS Warburg and IBI Corporate Finance to advise the Independent Directors as to the fairness and reasonableness, from a financial point of view, of the MDP Proposal (being the Offer and the Spin-Off together). The Independent Directors retained UBS Warburg and IBI Corporate Finance, based on their experience as financial advisers in connection with mergers and acquisitions and in securities valuations generally, as well as their investment banking relationship and knowledge of JSG.

            On 16 June 2002, at a meeting of the Independent Directors held to evaluate the proposed Offer, UBS Warburg and IBI Corporate Finance delivered their oral and written report to the Independent Directors, to the effect that, as of that date, and based on the assumptions made, the procedures followed, the matters considered and the limitations on the scope of review undertaken described in the report, the MDP Proposal (being the Offer and the Spin-Off together) was fair and reasonable from a financial point of view. In providing their advice, UBS Warburg and IBI Corporate Finance took account of the commercial assessments of the JSG Board. The full text of the report of UBS Warburg and IBI Corporate Finance, which sets forth the assumptions made, procedures followed, matters considered and limitations on the scope of review undertaken by UBS Warburg and IBI Corporate Finance, is available for inspection in accordance with paragraph 15 of Appendix VIII and is included as an exhibit to the MDCP Affiliated Parties' Schedule TO filed with the SEC. The report of UBS Warburg and IBI Corporate Finance is directed to the Independent Directors, and addresses only the fairness, from a financial point of view, of the MDP Proposal. UBS Warburg and IBI Corporate Finance provided the report to inform and assist the Independent Directors in connection with its consideration of the MDP Proposal. The report of UBS Warburg and IBI Corporate Finance does not constitute a recommendation to any JSG Securityholders as to whether they should accept the Offer, or take any other action with respect to the proposed Offer or the Spin-Off. The report of UBS Warburg and IBI Corporate Finance does not address the underlying decision of the Independent Directors to recommend the MDP Proposal. The summary of the report and analysis of UBS Warburg and IBI Corporate Finance set forth below is qualified in its entirety by reference to the full text of the report.

            In the course of performing their review and analyses for rendering their report, UBS Warburg and IBI Corporate Finance, among other things:

  •
  reviewed drafts of the transaction documents which set out the terms of the proposed Offer;
  •
  reviewed certain financial and other information that was publicly available or furnished to UBS Warburg and IBI Corporate Finance by JSG, including certain internal financial analyses, forecasts, budgets, reports and other information prepared by JSG management;
  •
  held discussions with various members of senior management of JSG concerning certain aspects of the transaction and valuation issues, including transaction alternatives, historical and current operations, financial conditions, identification and valuation of non-core and non-operating assets and prospects;
  •
  reviewed the reported price and trading activities of the JSG Shares;
  •
  compared certain financial and stock market information for JSG with similar information for other publicly-traded companies that UBS Warburg and IBI Corporate Finance considered relevant;
  •
  reviewed, to the extent publicly available, the financial terms of certain other business combinations that UBS Warburg and IBI Corporate Finance considered relevant; and
  •
  conducted such other reviews, analyses and enquiries as UBS Warburg and IBI Corporate Finance considered appropriate in rendering their report.

            In the course of their review and analysis and in rendering their report, UBS Warburg and IBI Corporate Finance have relied upon, but have not independently investigated or verified, the accuracy, completeness and fair presentation of the financial and other information that was provided to UBS Warburg and IBI Corporate Finance by JSG, or that was publicly available to them (including, without limitation, the information described above and the projections and projected operating assumptions provided by JSG regarding its estimated future performance). UBS Warburg and IBI Corporate Finance's report is expressly conditioned upon such information (whether written or oral) being complete, accurate and fair in all respects.

            With respect to the projections provided to or obtained and examined by them, UBS Warburg and IBI Corporate Finance note that projecting any future results of JSG is inherently subject to substantial uncertainty. UBS Warburg and IBI Corporate Finance have assumed, with JSG's permission, that the projections and underlying projected operating assumptions were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of JSG's management as to the future performance of JSG. In addition, in rendering their report, UBS Warburg and IBI Corporate Finance assumed that JSG would perform in accordance with such projections for all periods contemplated thereby. Although such projections constituted one of many items that UBS Warburg and IBI Corporate Finance employed in the formation of their report, changes to the projections could affect UBS Warburg's and IBI Corporate Finance's conclusions.

            In accordance with the non-solicitation provisions agreed to on 7 May 2002 between the parties, UBS Warburg and IBI Corporate Finance have not solicited third party indications of interest in acquiring all or any part of JSG since that date.

            UBS Warburg and IBI Corporate Finance did not make any independent evaluation or appraisal of the assets or liabilities of, nor did they conduct a comprehensive physical inspection of any of the assets of, JSG. UBS Warburg and IBI Corporate Finance's report was based on economic, regulatory, market and other conditions existing and which can be evaluated as of the date of the report (including, without limitation, current market prices of the JSG Shares); however, such conditions are subject to rapid and unpredictable change and such changes could affect the conclusions expressed in UBS Warburg and IBI Corporate Finance's report. UBS Warburg and IBI Corporate Finance's report is made as at, and reflects market and economic conditions generally as at, 16 June 2002. UBS Warburg and IBI Corporate Finance are under no obligation, nor do they intend to, update the analyses contained in their report or the findings of their report unless they are instructed to do so by the Independent Directors. UBS Warburg and IBI Corporate Finance made no independent investigation of any legal matters affecting JSG, and assumed the correctness of all legal and accounting advice given to each of the parties referenced in their report and their respective boards of directors, including without limitation advice as to the accounting and tax consequences of the transaction to JSG and JSG Shareholders.

            In rendering their report UBS Warburg and IBI Corporate Finance also assumed that:

  •
  the terms and provisions upon which the Offer was made would not differ from those contained in the transaction documents UBS Warburg and IBI Corporate Finance had theretofore reviewed with respect to any matter material to their report expressed therein; and
  •
  the Conditions of the Offer would be satisfied without material expense.

            The following is a summary of the material financial analyses performed by UBS Warburg and IBI Corporate Finance, in connection with rendering their report. The summary of the financial analyses is not a complete description of all of the analyses performed by UBS Warburg and IBI Corporate Finance. Certain information in this section is presented in a tabular form. In order to better understand the financial analyses performed by UBS Warburg and IBI Corporate Finance, these tables must be read together with the text of each summary. Considering the data set forth in the tables without considering the narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses. UBS Warburg and IBI Corporate Finance's report is based upon the totality of the various analyses performed by UBS Warburg and IBI Corporate Finance and no particular portion of the analyses has any merit standing alone.

Industry Overview

            UBS Warburg and IBI Corporate Finance noted in their report that recent European demand for corrugated has been weak, with the market growing only 0.5 per cent. in 2001. Some recovery is anticipated in 2002, with volume growth forecast at 2 per cent. They also noted that although corrugated and containerboard prices have fallen, in comparison to previous downturns, prices have been more resilient, particularly in comparison to pulp. This has been primarily due to improved supply discipline, capacity reduction (particularly in US) helped by higher levels of industry consolidation and, to an extent, the relative weakness of the euro against the US dollar. Currently the industry is in a state of flux. It is seeking to implement €40 to €60 per tonne price rises in containerboard, both to recover substantially higher waste paper costs, which have risen in response to increased demand, particularly in Asia, and to compensate for price falls in early 2002. Though initial indications are positive, the implementation of this, and any future price rises is uncertain.

            They also noted that the key to any long term price improvement and industry profitability is the implementation of price increases in corrugated packaging. UBS Warburg and IBI Corporate Finance also noted that one factor likely to reduce the potential for higher prices was the increased waste based containerboard capacity coming on stream, which would lead to greater excess capacity.

            In addition they noted that a weaker US dollar may lead to some increase in imports of Kraftliner from North America, as Kraftliner tends to be priced in US dollars, and may limit price expansion of Kraftliner in Europe.

            UBS Warburg and IBI Corporate Finance noted in their report that the corrugated industry continues to consolidate, with all leading companies in the industry achieving growth through acquisitions. Additionally, UBS Warburg and IBI Corporate Finance noted that given the low growth nature of the European corrugated market of 2 per cent. to 4 per cent. and the long term trend of real price decline, company growth can only be achieved through consolidation.

            UBS Warburg and IBI Corporate Finance noted in their report that JSG's track record of a disciplined approach to capital expenditure, focusing on buying rather than building, had lead to a good return on invested capital, but had also lead to the quality of its asset base being perceived by some commentators as average.

Historical Stock Trading Analysis

            UBS Warburg and IBI Corporate Finance reviewed the historical trading price of JSG Shares and the relationship between the movements of these shares and movements of two key comparable sector companies—DS Smith (Holdings) plc and SCA (Svenska Cellulosa Aktiebolagel)—and against the MSCI European Forest & Paper Index. This analysis showed the JSG share price has increased by 29 per cent. over the five year period to 1 May 2002, while the sector increased by 55 per cent. over the same period.

            UBS Warburg and IBI Corporate Finance then compared historical and projected trading multiples of JSG with its European peers DS Smith, SCA and StoraEnso, and its US peers PCA (Packaging Corporation of America) and SSCC. These peers were chosen because they have operations that, for the purposes of the analysis, may be considered similar to JSG. UBS Warburg and IBI Corporate Finance found that JSG had consistently traded at, and was likely to continue to trade at, a discount to these peers principally due to business mix, holding company discount and the fact the SSCC stake provides no cash flow.

            Given JSG's business mix, UBS Warburg and IBI Corporate Finance believed that a fair trading value for JSG (excluding SSCC) should be at a modest premium to DS Smith and a discount to SCA—the key listed competitor companies. UBS Warburg and IBI Corporate Finance derived a theoretical implied trading value of JSG Shares (excluding SSCC) of €1.80 to €2.05, based on a range of 5.6 to 5.8 × 2002 EBITDA and 5.1 to 5.4 × 2003 EBITDA; and 9.8 to 10.0 × 2002 EBITA and 8.8 to 9.0 × 2003 EBITA. However, UBS Warburg and IBI Corporate Finance noted that the historic share price performance suggests that such a trading value is unlikely to be achieved in the absence of significant corporate/strategic change due in part to the factors outlined above.

Offer Premium Analysis

            UBS Warburg and IBI Corporate Finance determined a pre-announcement value for JSG, excluding SSCC, of €1.56 per JSG Share based on JSG's share price of €2.67 as at 1 May 2002, one day prior to the public announcement that JSG was in discussion with a potential offeror. In order to derive the core JSG price, the market value of JSG's stake in SSCC was divided by the fully diluted number of shares. This value of JSG's stake in SSCC per JSG Share was then deducted from the JSG share price to generate a core JSG (ex-SSCC) share price. UBS Warburg and IBI Corporate Finance examined the trading history of the underlying JSG Shares and determined that the offered price of €2.15 per share in cash represents a 38 per cent. premium to the core JSG share price excluding SSCC, or a 22 per cent. premium including SSCC, on 1 May 2002. On a six month average basis, UBS Warburg and IBI Corporate Finance found the proposal to represent a premium of 54 per cent. to the mean core JSG share price excluding SSCC, or a 28 per cent. premium including SSCC, with the 2-year average premium being 81 per cent. to the mean core JSG share price (excluding SSCC).

            A summary of these findings is set forth in the table below for the periods ending 1 May 2002.

	JSG (ex SSCC)	Offer price premium
	(€)	(%)
2 years
High	1.56	38
Low	0.84	155
Mean	1.19	81
1 year
High	1.56	38
Low	0.97	122
Mean	1.25	71
6 months
High	1.56	38
Low	1.17	84
Mean	1.39	54
3 months
High	1.56	38
Low	1.35	59
Mean	1.47	46
1 day[1]	1.56	38

1
As at 1 May 2002, the day prior to the approach announcement

Management Projections

            In the preparation of their report, UBS Warburg and IBI Corporate Finance have used the management projections which are summarised in paragraph 9 of this Appendix I. UBS Warburg and IBI Corporate Finance assumed, with JSGs management's permission, that such projections were reasonably prepared on bases reflecting the best available estimates and judgements of the management as to the future performance as of May 2002. For 2002, the projections were adjusted to eliminate the impact of non-recurring items and to give proforma effect to JSG's recent purchase of Munksjö. In addition, the capital expenditure projections were adjusted to grow in line with inflation beginning in 2004. The report also set out analyst consensus EBITDA projections for JSG for 2002 (€644 million) and 2003 (€705 million), which were broadly in line with the management EBITDA projections.

            The projections were prepared by the corporate planning department to provide a view of the likely EBITDA outcomes that may be generated over the period of the projections. The projections were based on a top down analysis of the business extrapolating from 2001 historic data based on management assumptions of price over a cycle, volume, margins and ongoing operational cost take outs. The projections were not prepared in line with JSG's normal budget setting process and as such do not constitute budgeted or forecast numbers. Further information relating to these projections, including the basis for and limitations of these projections, is set out in paragraph 9 of this Appendix I.

            UBS Warburg and IBI Corporate Finance noted that the 2002 projections are highly dependent on achieving announced price increases for paper and to be announced price increases in corrugated prices. At the end of April, results were marginally ahead of budget and in line with 2001. However, trading in May was below monthly budget due to high waste paper prices and an inability to pass on increases. They also noted that the overhang of new capacity may result in delay or reduction of assumed price increases. Management believed that there is a greater chance of missing budget than exceeding it based on current trading trends, as well as the risks from a weaker dollar and continuing economic trouble in Argentina.

    Associates

            JSG has a number of associate investments (other than SSCC) and one large trade investment (Lecta). Based on market values/private company valuations, the gross value of these investments was estimated to be approximately €191 million. UBS Warburg and IBI Corporate Finance understand that these assets have not been sold previously because they are strategic investments, for example in China, and, in some cases, are important consumers of JSG produced linerboard. Given the illiquidity of the assets, the trading importance and the size of holdings, UBS Warburg and IBI Corporate Finance applied a discount of 20 per cent. to arrive at an estimate of the value of €153 million.

            The value of associates has been included in all of the valuation methodologies.

    Non-core/non-operating assets

            JSG provided to UBS Warburg and IBI Corporate Finance a list of non-core and non-operating assets. UBS Warburg and IBI Corporate Finance reviewed the valuations of the major assets included on this list based on management estimates, third party valuation reports or contracted sale terms as appropriate. These implied a gross valuation of €261 million. UBS Warburg and IBI Corporate Finance applied a discount for realisability and assumed a total value of €181 million in arriving at their valuation of JSG (excluding SSCC). MDCP has obtained banking facilities of €125 million, which it has undertaken to secure against some of these non-operating assets.

            The value of non-core and non-operating assets has been included in the precedent transactions, discounted cash flow and leveraged buyout valuations, but not in the theoretical implied trading value since the market is unlikely to ascribe value to these assets unless sold.

    Cost savings/efficiencies

            JSG management estimated potential cost reductions that might be achieved if JSG was no longer operated as a public listed company. These amounted to up to €11 million per annum before related expenses.

            JSG also indentified potential cost efficiencies, which it was seeking to achieve over time through purchasing improvements and reduced working capital needs. It was noted that these efficiencies could amount up to approximately €23 million per annum although there was no certainty that the quantum of such efficiencies could be achieved or over what time period.

Precedent Transaction Analysis

            UBS Warburg and IBI Corporate Finance analysed the implied transaction value multiples of four precedent transactions in the European paper sector, while noting that there are almost no directly comparable precedent transactions. Accordingly, an analysis of the results of the comparison is not purely mathematical; rather, it involves complex considerations and judgments concerning differences in historical projected financial and operating characteristics of the comparable companies and other factors that could affect the acquisition, public trading and other values of such companies and of JSG.

            The multiples considered by UBS Warburg and IBI Corporate Finance included Enterprise Value to Last Twelve Months ("LTM") EBITDA and LTM EBITA. These precedent transactions within the paper and packaging industry, and their implied multiples, are summarised in the table below:

Key Precedents	Announcement date	Enterprise Value (€m)	EV/LTM EBITDA (multiple)	EV/LTM EBITA (multiple)
La Rochette	Jan-02	265	6.4	10.5
Assi Corrugated	Mar-01	1,146	5.9	9.1
Munksjö	Jan-02	569	7.0	11.6
Kappa	Feb-98	1,541	7.2	13.3

            UBS Warburg and IBI Corporate Finance considered the Assi Corrugated transaction to be one of the most relevant precedents available, given its similar business mix and size to JSG. UBS Warburg and IBI Corporate Finance also noted the relatively recent date of this transaction, making the multiples more comparable given the inherent cyclicality of the industry. UBS Warburg and IBI Corporate Finance noted, however, that Assi Corrugated's paper assets are mainly European, whereas the JSG business includes assets located in Latin America, accounting for approximately 20 per cent. of 2002 EBITDA, which in general would attract a lower multiple. UBS Warburg and IBI Corporate Finance also noted that, as a result of its purchase of Assi Corrugated, Kappa would have enjoyed significant synergies.

            UBS Warburg and IBI Corporate Finance indicated that La Rochette was a smaller and more specialised business which would probably command a premium value to JSG.

            UBS Warburg and IBI Corporate Finance indicated that Munksjö has a different business mix focused on specialty papers, and had an inflated multiple due to non-recurring operational difficulties and a lack of contribution from immediately available new capacity. UBS Warburg and IBI Corporate Finance noted, finally, that the Kappa transaction is generally perceived to have generated a premium price, which was paid for higher quality assets than JSG with a less cyclical and better growth profile.

            As calculated by UBS Warburg and IBI Corporate Finance, the EBITDA multiple implied by the MDP proposal, excluding the value of these non-operating assets of JSG, is summarised in the following table:

EBITDA multiple (excluding value of non-operating assets)

EBITDA		Offer Price €2.15

2001	€677m	5.8×
2002	€651m	6.1×
LTM	€664m	6.0×

            UBS Warburg and IBI Corporate Finance noted that the Offer multiple is broadly in line with the Assi Corrugated precedent on an EBITDA basis. They also noted that the multiple would be reduced by 0.3× if the value of JSG's non-operating and non-core assets were included in the calculation, and would increase by 0.3× if estimated transaction costs were included in the calculation.

            As calculated by UBS Warburg and IBI Corporate Finance, the EBITA multiple implied by the MDP proposal, excluding the value of non-operating assets of JSG, is summarised in the following table:

EBITA multiple (excluding value of non-operating assets)

EBITA		Offer Price €2.15

2001	€405m	9.8×
2002	€391m	10.1×
LTM	€398m	10.0×

            UBS Warburg and IBI Corporate Finance noted that the Offer multiple represents a premium to the Assi Corrugated precedent on an EBITA basis. It was also noted that the multiple is reduced by 0.4× if the value of the non-operating and non-core assets was included in the calculation, and increases by 0.3× if estimated transaction costs were included in the calculation.

Discounted Cash Flow Analysis

            UBS Warburg and IBI Corporate Finance performed a discounted cash flow analysis based on certain operating and financial assumptions, forecasts and other information prepared and provided by JSG for the years 2002 through 2011. Key assumptions in the discounted cash flow analysis were (i) capital expenditure growth of 2 per cent. per annum from 2004, (ii) a tax rate of 33 per cent., (iii) value of associates of €153 million (after applying a 20 per cent. discount due to the illiquidity of these assets and the trading importance and the size of the holdings), and (iv) the value of non-operating assets of €181 million referred to above.

            In performing the discounted cash flow analysis, UBS Warburg and IBI Corporate Finance used (i) weighted average cost of capital discount rates ranging from 8.5 per cent. to 9.5 per cent., (ii) EBITDA exit multiples from 5.5× to 6.0×, and (iii) perpetual growth rates from 0 per cent. to 2 per cent. The following table summarises the resulting discounted cash flow equity value per JSG Share (excluding SSCC):

		WACC					WACC
		8.5%	9.0%	9.5%			8.5%	9.0%	9.5%
Perpetual	0%	2.04	1.87	1.72	EBITDA	5.5×	2.26	2.17	2.08
growth	1%	2.25	2.05	1.87	multiple	5.75×	2.34	2.25	2.16
	2%	2.52	2.27	2.06		6.0×	2.42	2.33	2.23

            Depending on underlying Capital Asset Pricing Model assumptions, UBS Warburg and IBI Corporate Finance estimated the Weighted Average Cost of Capital of JSG at approximately 9 per cent. UBS Warburg and IBI Corporate Finance also noted that, as a significant proportion of the value of the discounted cash flow is in the terminal value, the result is highly sensitive to the terminal value assumption. Additionally, UBS Warburg and IBI Corporate Finance noted that cost efficiencies resulting from running the JSG business with a view to cash flow maximisation, as estimated by JSG and as referred to above under "Cost Savings/efficiencies," if achieved, would result in an increase of the above values by approximately 20 to 25 cents per share, although there was no certainty that the quantum of such efficiencies could be achieved or over what time period.

Leveraged Buyout Analysis

            UBS Warburg and IBI Corporate Finance performed an analysis to calculate an estimate of the implied internal rate of return (IRR) which could potentially be obtained in a hypothetical leveraged buyout transaction assuming an exit in either 2005 or 2006, based on certain financing assumptions received from MDP and taking JSG management's projections and estimates of JSG's future performance.

            The critical determinant of IRR is the exit EBITDA multiple, for which UBS Warburg and IBI Corporate Finance selected a multiple range of 5.5× to 6.0×. The lower end of the range reflects a possible IPO exit multiple, while the high end of the range represents a potential take-out multiple, which may be achieved through a future sale of the company, assuming a buyer would exist. The selected range of the EBITDA multiples was applied to 2005 and 2006 projected EBITDA and an estimated "mid cycle" 2005 EBITDA, which attempts to take account of the cyclicality of the business. The Offer price of €2.15 per share implied a 2005 exit IRR range of 29.1 per cent. to 36.7 per cent., a 2006 exit IRR range of 14.5 per cent. to 20.2 per cent., and a mid-cycle adjusted EBITDA 2005 exit IRR range of 15.3 per cent. to 23.9 per cent., based on 5.5× to 6.0× EBITDA exit multiples.

Summary Valuation of JSG (excluding SSCC)

            UBS Warburg and IBI Corporate Finance summarised their valuation conclusions. They estimated a theoretical implied trading valuation range for JSG Shares (excluding SSCC) of €1.80 to €2.05 as described in "Historical Stock Trading Analysis" above. They also noted that if a 30 to 50 per cent. premium was applied to the JSG Share price (excluding SSCC) on 1 May 2002, the day prior to the MDP approach announcement, this would give an estimated per share value for JSG Shares (excluding SSCC) of €2.00 to €2.30. In addition, UBS Warburg and IBI Corporate Finance considered the EV/LTM EBITDA and EV/LTM EBITA transaction multiples for the Assi Corrugated transaction and discounted multiples of the other transactions considered and applied them to the LTM EBITDA and EBITA of JSG Shares (excluding SSCC). This analysis, described in the "Precedent Transactions Analysis" above, produced an estimated per share value of JSG Shares (excluding SSCC) based on precedent transactions of €2.10 to €2.50. UBS Warburg and IBI Corporate Finance performed a DCF valuation of JSG Shares (excluding SSCC) based on the assumptions outlined in "Discounted Cash Flow Analysis" above. On this basis they estimated a per share value of JSG (excluding SSCC) of €2.25 to €2.60. UBS Warburg and IBI Corporate Finance performed a leveraged buyout analysis based on the assumptions outlined in "Leverage Buyout Analysis" above and on assumed indicative financing levels. On this basis, they estimated a per share value of JSG (excluding SSCC) of €2.10 to €2.30.

            Based on the various valuation methodologies considered by UBS Warburg and IBI Corporate Finance, the Offer price falls within a fairness range taking account of standard valuation methodolgies.

Analysis of Potential Alternative Transactions

            UBS Warburg and IBI Corporate Finance also analysed four strategic alternatives identified by JSG management:

  1.
  Status Quo. This alternative was found not to be viable due to the historic discount at which JSG Shares have traded and management's publicly stated intention to increase shareholder value. In addition, UBS Warburg and IBI Corporate Finance believe the failure to reach agreement with MDP or any other party would have a significantly detrimental impact on the share price because of the absence of any bid premium, the technical position related to the unwinding of the positions of arbitrageurs and the fact that there would not be any catalyst for a re-rating of the JSG Shares.
  2.
  Sale of SSCC stake. UBS Warburg and IBI Corporate Finance considered it unlikely that there is a trade buyer who would be willing or capable of acquiring JSG's entire 29.3 per cent. stake in SSCC given its size, the regulatory issues involved and the current financial status of the likely acquirers. In addition, UBS Warburg and IBI Corporate Finance also considered a secondary sale of the SSCC stake in the market combined with the sale of JSG's Canada assets and purchase of SSCC Europe, on the assumption that a re-rating of the JSG Shares may result. Taking account of an assumed re-rating to 5.6 × 2002 EV/EBITDA, however, UBS Warburg and IBI Corporate Finance's analysis showed a value to JSG of a secondary market sale of its stake in SSCC as more than 10 per cent. below the total value of the MDP Proposal (being the Offer and the Spin-Off).
  3.
  Spin-Off of SSCC. UBS Warburg and IBI Corporate Finance noted that a spin-off of SSCC would raise no proceeds for JSG, and JSG would remain financially constrained including a threat to its investment grade status. In addition, the resulting high leverage would constrain JSG's ability to pay dividends.
  4.
  Sale of JSG. The Board of JSG has investigated a number of strategic alternatives. In March, April and May 2001 representatives of JSG and SSCC had discussions on the possible combination of both companies. A number of transaction structures were explored but the representatives were unable to find a formula which they believed would properly value their respective companies. Accordingly, discussions terminated in early May 2001.

    In late autumn 1999, JSG was contacted by an unaffiliated third party with respect to the possibility of a transaction in which the third party would merge with JSG following the spin-off of JSG's shares in SSCC to JSG Shareholders. Discussions were held intermittently in 1999 and 2000 and led to a series of discussions held over a number of weeks in May/June 2001 between JSG, the third party and their respective advisers. These discussions were terminated in mid-June 2001 by mutual agreement when the third party concluded that it could not effectively value the JSG Shares at more than €1.90 plus the distribution of the SSCC shares.

            While the foregoing summary describes certain analyses and factors that UBS Warburg and IBI Corporate Finance deemed material in their presentation to the Independent Directors, it is not a comprehensive description of all analyses and factors considered by UBS Warburg and IBI Corporate Finance. The preparation of UBS Warburg's and IBI Corporate Finance's report involved various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to particular circumstances and, therefore, such a report is not readily susceptible to summary description. Furthermore, UBS Warburg and IBI Corporate Finance did not attribute any particular weight to any analysis or factor considered by them, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, UBS Warburg and IBI Corporate Finance's analyses must be considered as a whole. Considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the conclusions expressed in UBS Warburg and IBI Corporate Finance's report.

            In their analyses, UBS Warburg and IBI Corporate Finance made many assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of JSG. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favourable than as set forth therein. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold. As described above, UBS Warburg and IBI Corporate Finance's report to the Independent Directors was one of many factors taken into consideration by the Independent Directors in making its determination to approve the transaction and recommend the Offer to JSG Shareholders, and should not be considered as determinative of such decision.

            Summary of Analysis    UBS Warburg and IBI Corporate Finance, in summarising why they found the MDP Proposal to be fair and reasonable from a financial point of view, determined that the offer represented a high premium to the core JSG share price (excluding SSCC) compared to the pre-announcement price of the JSG Shares, and that the offer price falls within a fairness range taking account of the standard valuation methodologies. UBS Warburg and IBI Corporate Finance also noted that uncertain industry conditions, strategic difficulties facing JSG in respect of the SSCC stake, and the continuing undervaluation of JSG all contribute to their assessment that the MDP Proposal is fair and reasonable from a financial point of view.

            In summarising the feasibility of various transaction alternatives, UBS Warburg and IBI Corporate Finance found that the likely detrimental share price impact of no deal being concluded, the fact that a previous approach by an industrial party led to a lower offer price, and the fact that the merger discussions with SSCC had failed, all support the conclusion that the MDP Proposal is fair and reasonable from a financial point of view. In addition, UBS Warburg and IBI Corporate Finance noted that the absence of a competing offer, notwithstanding public disclosure of MDP's approach, and the fact that the proposed transaction terms with MDP require 80 per cent. acceptances and do not preclude a bid from a third party, confirm that the MDP Proposal is fair and reasonable from a financial point of view.

            The announcement of a transaction with MDP, taking into account the irrevocable undertakings it has received, will not prevent another bidder making an offer until such time as the Offer is declared unconditional. Additionally, the Irish Takeover Rules provide that any other bona fide offeror has the right to access similar information as provided to MDP. The Independent Directors also have the right to assess and recommend other offers that they may receive.

            UBS Warburg and IBI Corporate Finance are internationally recognised investment banking firms. As part of their investment banking businesses, UBS Warburg and IBI Corporate Finance are frequently engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes.

            The report of UBS Warburg and IBI Corporate Finance to the Independent Directors will be made available for inspection and copying at the registered offices of JSG during its regular business hours by any interested JSG Securityholder or representative who has been so designated in writing.

Trading in JSG Securities

            Pursuant to exemptive relief granted by the staff of the SEC, certain affiliates of UBS Warburg may purchase JSG Securities for their own accounts or for the accounts of their customers outside the United States and may act as a market maker for JSG Securities outside the United States during the Offer. UBS Warburg, either directly or through a nominee or broker, has, prior to the date of this Offer Document, made purchases of, and may make further purchases of, or arrangements to purchase, JSG Securities outside the United States other than pursuant to the Offer. Any information about such purchases or arrangements to purchase will be disclosed promptly by UBS Warburg in the United States by means of a press release if and to the extent such information is required to be disclosed under Irish law, and UBS Warburg will provide such information on request to holders or beneficial owners of JSG Securities resident in the United States without charge to such persons. All such purchases and arrangements to purchase will be made in accordance with applicable laws and regulations in Ireland.

Compensation Arrangements

            Pursuant to a letter agreement, dated 3 May 2002, between JSG and UBS Warburg, JSG and UBS Warburg agreed to negotiate in good faith to agree a fee in relation to the offer transaction, including carrying out such work as UBS Warburg deemed necessary to enable it to give advice to the Independent Directors in connection with evaluating the fairness and reasonableness from a financial point of view of the offer. JSG agreed to indemnify UBS Warburg and certain related persons against certain liabilities, but not liabilities relating to breaches of duty or obligations under The Financial Services Act 1986, or for losses, damages or liabilities incurred by JSG which are found by a court of competent jurisdiction to have resulted from the wilful default or negligence of such indemnified person. In addition, JSG agreed to pay all of UBS Warburg's out-of-pocket expenses incurred by it in connection with the engagement, including fees and disbursements of UBS Warburg's lawyers and other advisers. UBS Warburg agreed however, not to engage such advisers without prior consultation with JSG.

            During the past two years, JSG has engaged UBS Warburg in connection with its acquisition of Munksjö. JSG paid UBS Warburg approximately €1.5 million in fees in connection with that engagement. Additionally, since September 2001, UBS Warburg has been advising JSG from time to time in connection with its on-going analysis of its strategic and corporate options. JSG has paid UBS Warburg approximately €0.5 million in connection with those services.

            Pursuant to a letter agreement, dated 16 June 2002, between JSG and IBI Corporate Finance JSG and IBI Corporate Finance agreed to negotiate in good faith to agree an appropriate level of fees in due course in relation to the offer transaction, including carrying out such work as IBI Corporate Finance deemed necessary to enable it to give advice to the Independent Directors in connection with evaluating the fairness and reasonableness from a financial point of view of the offer. JSG agreed to indemnify IBI Corporate Finance and certain related persons against certain liabilities, provided that JSG will not be liable for any liabilities, damages, costs or expenses which are determined by a judgment of a court of competent jurisdiction to have resulted from the wilful default or negligence of such indemnified person. In addition, whether or not the transaction proceeds or is completed, JSG will reimburse IBI Corporate Finance for all reasonable out-of-pocket expenses properly incurred by IBI Corporate Finance in connection with the engagement, including the professional expenses of lawyers appointed by IBI Corporate Finance on behalf of JSG following prior consultation with JSG.

4.        Position of MDCP Acquisitions and certain affiliated parties as to the fairness of the Offer

            For the purposes of this Appendix I, the "MDCP Affiliated Parties" include the following entities: MDCP Acquisitions, MDP Acquisitions plc, MDCP Acquisitions plc, MDCP Global LP, MDP Global GP, LP, MDP Global Investors Limited and MDP. For further information regarding these entities, see Appendix VI to this document. Under applicable SEC regulations, the MDCP Affiliated Parties are deemed to be participants in a "going-private" transaction. As a result, each of the MDCP Affiliated Parties is required to consider the fairness of the Offer to unaffiliated JSG Securityholders. The MDCP Affiliated Parties, as the parties seeking to acquire control of JSG, did not participate in the deliberations of the Independent Directors regarding the fairness of the Offer nor did they receive any advice from the Independent Directors' financial advisers. The MDCP Affiliated Parties have reviewed and considered the factors examined by the Independent Directors described in detail above. In addition, the MDCP Affiliated Parties have considered the following factors:

  •
  The historical results of operations, financial condition, assets, liabilities, business strategy and prospects of JSG and the nature of the industry in which JSG competes.
  •
  The Offer represents a premium of approximately 38 per cent. to the Market Value of the JSG Shares (excluding SSCC) of €1.56 per JSG Share at the close of business on 1 May 2002,

    being the Business Day prior to the announcement of the approach from MDP, a premium of approximately 57 per cent. to the average Market Value of the JSG Shares (excluding SSCC) for the last six months prior to such announcement and a premium of 81 per cent. to the average Market Value of the JSG Shares (excluding SSCC) for the last two years prior to such announcement.

  •
  Based on the average middle market price of SSCC shares of US$16.68 over the last 20 trading days prior to announcement of the Offer on 17 June 2002, JSG Securityholders would receive cash and SSCC Shares with an approximate value of €3.26 per JSG Share (valuing on this basis the entire issued and to be issued existing ordinary share capital of JSG at approximately €3.7 billion), an amount in excess of the net book value per share of €2.36 per JSG Share as of 31 March 2002.
  •
  That UBS Warburg and IBI Corporate Finance have advised the Independent Directors that the MDP Proposal, being the Offer and Spin-Off together, is fair and reasonable from a financial point of view.
  •
  The fact that, to date, no third party has come forward with an alternative transaction proposal, nor has an offer been made with respect to JSG in the past two years for the merger or consolidation of JSG, a sale or transfer of a substantial part of its assets or a purchase of its securities in a change-of-control transaction on terms better or more favourable than those of the Offer.
  •
  The Offer is conditional upon, among other things, the holders of at least 80 per cent. of the nominal value of the outstanding JSG Shares having validly accepted the Offer and MDCP Acquisitions has agreed not to reduce the minimum acceptance condition without the consent of JSG.
  •
  The fact that MDP revised its proposal on two occasions in response to negotiations with JSG and the Offer price was agreed upon before any significant discussions regarding JSG's management's participation in the Offer occurred between MDP and the Management Investors.

            In consideration of the fairness of the Offer to holders of JSG Securities the MDCP Affiliated Parties did not find it practicable to, and did not, appraise the assets of JSG to determine a liquidation value for JSG. The MDCP Affiliated Parties consider JSG as a viable going concern business and did not consider the liquidation value as a relevant valuation methodology. In addition, because JSG has not repurchased any of its equity securities over the last two years, the MDCP Affiliated Parties could not consider the prices paid in any such transactions.

            In addition, based upon the following factors, each of the MDCP Affiliated Parties believes that the procedures used by the Independent Directors in negotiating the terms of the Offer and the transactions contemplated thereby were fair to holders of JSG Securities:

  •
  The Independent Committee was established and authorised to do all things necessary to consider and if appropriate, progress the approach of MDP and any other approach. The Independent Directors retained their own financial and legal advisers and conducted a vigorous process of evaluation and negotiation of the MDP Proposal. Negotiations were considered to be an important element of a fair bargaining process and the fact that there were effective negotiations in this case indicated that the process leading to the Offer was fair.
  •
  The Independent Directors unanimously recommended the Offer to JSG Securityholders.
  •
  The Independent Directors have determined that the MDP Proposal is fair and reasonable to, and in the best interests of, JSG Securityholders as a whole. In light of their fiduciary duties to JSG Securityholders and their careful consideration of the MDP Proposal, the fact that the Independent Directors reached these conclusions indicated that the Offer consideration in the context of the Spin-Off is fair and reasonable to JSG Securityholders.

            Based on the above-listed factors, each of the MDCP Affiliated Parties believes that the Offer is fair to the unaffiliated JSG Securityholders. None of the MDCP Affiliated Parties believes it is possible to assign specific relative weights to the foregoing factors in reaching its opinion as to the fairness of the Offer. None of the MDCP Affiliated Parties makes any recommendation as to whether any JSG Securityholders should accept the Offer in relation to their JSG Securities.

5.        Position of the Management Investors as to the fairness of the Offer

            Each of the Management Investors is a director or executive officer of JSG and has interests in the Offer not shared by other holders of JSG Securities. These interests are described below in paragraph 8 of this Appendix I.

            Under applicable SEC regulations, the Management Investors are considered, as a result of their respective positions with JSG, to be "affiliates" of JSG and, as a result of their anticipated ownership of equity in MDCP Acquisitions plc, also to be participants in a "going-private" transaction. Accordingly, the Management Investors are required to consider the fairness of the Offer to JSG's unaffiliated JSG Securityholders.

            The Management Investors were not considered independent by virtue of their proposed participation in MDCP Acquisitions plc as set out in paragraph 8 of this Appendix I. The Management Investors are, for purposes of the Irish Takeover Rules, deemed to be acting in concert with MDCP Acquisitions in connection with the Offer. Having regard to the provisions of the Irish Takeover Rules (and in particular Rule 3.1(a)(i) which requires that any director of an offeree with a conflict of interest be excluded from the formulation and communication of advice to shareholders) and to their fiduciary duties as directors and/or officers of JSG, the Management Investors do not feel it appropriate for them either to make a statement which could be construed as a recommendation of the Offer or of the Spin-Off or to add to the statements made by Mr. Rafferty in his letter to JSG Securityholders contained in this Offer Document.

            In compliance with their obligations under applicable SEC regulations, the Management Investors believe that the Offer is substantively fair to unaffiliated JSG Securityholders for the reasons given by Mr. Rafferty on behalf of the Independent Directors. In addition, the Management Investors believe that the Offer is procedurally fair to unaffiliated JSG Securityholders for the same reasons stated by the Independent Directors in negotiating the terms of the Offer as described in paragraph 2 of this Appendix I. The Management Investors do not believe that it is possible to assign specific relative weights to the foregoing reasons in reaching their opinions.

            None of the Management Investors makes any recommendation as to whether any JSG Securityholders should accept the Offer in relation to their JSG Securities.

6.        Effects of the Offer

            Completion of the Offer and the Compulsory Acquisition would terminate the equity interest of JSG Securityholders (other than the Management Group) in JSG. In addition, holders of JSG Securities will own one SSCC share for every 16 JSG Shares held in connection with the Spin-Off. Immediately following the Offer and the Compulsory Acquisition, investment funds affiliated with MDP and the Management Investors will initially own approximately 92 per cent. and 8 per cent., respectively, of the outstanding equity ownership of MDCP Acquisitions plc.

            As a result of the Offer, JSG will be a privately held company and there will be no public market for its equity securities. Upon the Offer becoming or being declared unconditional in all respects and completion of the Compulsory Acquisition, the JSG Shares will no longer be quoted on the Irish Stock Exchange or the London Stock Exchange and the JSG ADSs will no longer be quoted on the New York Stock Exchange. In addition, the registration of JSG Securities under the Exchange Act will be terminated.

            Primary benefits of the Offer to JSG include that, because its equity securities will be privately held, JSG will enjoy certain efficiencies, such as a reduction of the time devoted by its management and certain other employees to compliance with the reporting requirements associated with operating as a public company. Specifically, JSG will be relieved of the New York Stock Exchange, the London Stock Exchange and the Irish Stock Exchange listing and reporting requirements. JSG, however, will likely be required to resume filing periodic reports with the SEC as a result of its guaranteeing debt securities registered under the Securities Act following the completion of the Offer. A potential detriment of the Offer to JSG is that, following the completion of the Offer and the Compulsory Acquisition, MDCP Acquisitions and its subsidiaries (including JSG) will have approximately €3.6 billion of long-term debt on a consolidated basis and that JSG and its subsidiaries will become subject to restrictive covenants under the terms of such new indebtedness. In addition, such indebtedness may:

  •
  increase the vulnerability of JSG to general adverse economic and industry conditions;

  •
  require JSG to dedicate a substantial portion of its cash flow from operations to payments on its indebtedness, thereby reducing the availability of its cash flow to fund working capital, capital expenditures, acquisitions and investments and other general corporate purposes;

  •
  limit the ability of JSG in planning for, or reacting to, changes in its business and the markets in which it operates;

  •
  place JSG at a competitive disadvantage compared with its competitors that have less debt; and

  •
  limit, among other things, the ability of JSG to borrow additional funds.

            The primary benefits of the Offer to JSG Securityholders include the following:

  •
  Based on the average closing middle market price of SSCC Shares of US$15.81 over the 20 trading days prior to 3 July 2002, the last practicable date prior to the posting of this document, JSG Securityholders will receive cash and SSCC Shares with an approximate value of €3.18 per JSG Share, valuing on this basis the entire issued and to be issued existing ordinary share capital of JSG at approximately €3.6 billion. The Offer represents a premium of approximately 38 per cent. to the Market Value of the JSG Shares (excluding SSCC) of €1.56 per JSG Share at the close of business on 1 May 2002, being the Business Day prior to the announcement of the approach from MDP and a premium of approximately 57 per cent. to the average Market Value of the JSG Shares (excluding SSCC) for the six months prior to such announcement.

  •
  The avoidance of the risk associated with any decrease in the future earnings, growth or value of JSG following the Offer.

            The primary detriments of the Offer to JSG Securityholders include the following:

  •
  Holders of JSG Securities (other than the Management Group) will cease to have an interest in JSG and therefore will no longer benefit from increases in the future earnings, growth or value of JSG or payment of dividends on the JSG Shares, if any.

  •
  The receipt of cash in the Offer will be a taxable transaction for certain Irish, UK and US tax purposes and may also be a taxable transaction under other applicable state, local, foreign and other tax laws.

  •
  Although the Offer is for cash, the Spin-Off will result in JSG Securityholders receiving SSCC Shares, which may fluctuate in value.

            An equity investment in JSG following the Offer will involve substantial risk resulting from the limited liquidity of such an investment. Nonetheless, if JSG successfully executes its business strategies, the value of such an equity investment could be considerably greater than the original cost because of the benefit from increases in the future earnings, growth or value of JSG or payment of dividends that will accrue to MDP and the Management Group. In addition, MDP believes that the high consolidated debt-to-equity ratio of JSG after the Offer may allow the value of JSG equity to increase more rapidly on a percentage basis than would the value of the equity in an otherwise identical corporation with a larger equity base and relatively less debt. Further benefits to MDP and the Management Investors are described under paragraphs 7 and 8 of this Appendix I.

            The change in the respective percentage ownership of each of the Management Investors in JSG prior to the Offer as compared to their respective percentage ownership in MDCP Acquisitions plc following the Offer and Compulsory Acquisition is set forth below.

	% Ownership
	Pre-Offer(1)	Post-Offer(2)
Management Investors:
Dr. Michael Smurfit	6.66	7.38
—non-beneficial**	0.71	—
Mr. Gary McGann	*	0.20
Mr. Anthony Smurfit	0.01	0.20
Mr. Ian Curley	*	0.20

Total	7.38%	7.98%

*
Less than .01 per cent.

**
This holding is held jointly by Drs. M.W.J. Smurfit and P.A. (Alan) Smurfit.

(1)
Does not include options, share award allocations or other awards granted to the Management Investors under JSG's existing employee benefit plans. For more information regarding such options, share allocations or other awards held by the Management Investors, see Appendix VIII to this document.

(2)
Does not include equity grants to be made to the Management Investors. In aggregate, the Management Group will receive equity that will be convertible upon vesting into 10 per cent. of MDCP Acquisitions plc's outstanding ordinary shares.

            The primary detriments of the Offer to MDP and the Management Investors include the following:

  •
  Following the Offer, there will be no trading market for JSG or MDCP Acquisitions plc's equity;

  •
  All of the risk of any decrease in the earnings, growth or value of JSG following the Offer, which could be significant, will be borne by MDP and the Management Investors;

  •
  JSG will have substantially more debt outstanding after the Offer and this may adversely affect the value of investors' equity investment in MDCP Acquisitions plc. In general, higher levels of debt can have the effect of increasing the risk to equity holders of losing the entire value of their investment; and

  •
  That proportion of investment interests in MDCP Acquisitions that will be acquired by the Management Investors as Convertible Equity after the Offer will be subject to vesting restrictions generally related to their continued employment with JSG and to JSG's future operating performance. The failure to satisfy the conditions of those vesting restrictions could result in a significant loss of investment value for those individuals.

7.        Purposes, reasons and plans

            Purposes.    The purpose of the Offer is for MDCP Acquisitions to acquire, in accordance with Irish law, all of the issued and to be issued JSG Securities. MDCP Acquisitions has undertaken to JSG to use the Compulsory Acquisition to acquire any remaining minority shareholder interests following the Offer becoming or being declared unconditional in all respects.

            MDP believe that JSG's future business prospects can be improved through MDP's active participation in the strategic direction of JSG and support of JSG's management in the implementation of JSG's business strategy. MDP has considerable experience in the paper and packaging industry having previously made investments in Packaging Corporation of America, Riverwood International Corp., Buckeye Cellulose Corp. and Bay State Paper Holdings. In addition, MDP believes that its access to capital sources will provide JSG with development opportunities of the sort not currently available to it as a public company. With respect to the Management Investors, each believes that the Offer provides them with a desirable opportunity to work with MDP in an effort to improve the future business prospects of JSG by combining the financial strength and experience of MDP with each Management Investor's understanding of the operations of JSG.

            Alternatives.    JSG considered several alternatives to the Offer, which are described in detail in paragraph 1 of this Appendix I under the heading "Background of the Offer."

            Reasons of JSG.    Paragraph 2 of this Appendix I sets out the reasons why the Independent Directors determined to recommend the MDP Proposal and thereby cause JSG to engage in the transaction. The Independent Directors believe, based upon the reasons discussed above under paragraph 2 of this Appendix I and its extensive consideration of strategic alternatives to enhance shareholder value described above under paragraph 1 of this Appendix I, that the Offer and the Spin-Off is fair and reasonable from a financial point of view and is in the best interest of JSG Securityholders as a whole.

            Reasons of the Management Investors.    The JSG Directors who are Management Investors were excluded from the Independent Directors by virtue of their proposed participation in MDCP Acquisitions plc as set out in paragraph 8 of this Appendix I. The Management Investors are, for purposes of the Irish Takeover Rules, deemed to be acting in concert with MDCP Acquisitions in connection with the Offer. Having regard to the provisions of the Irish Takeover Rules (and in particular Rule 3.1(a)(i) which requires that any director of an offeree with a conflict of interest shall be excluded from the formulation and communication of advice to shareholders) and to their fiduciary duties as directors and/or officers of JSG, the Management Investors do not feel it appropriate for them either to make a statement which could be construed as a recommendation of the Offer or of the Spin-Off or to add to the statements made by Mr. Rafferty in his letter to holders of JSG Securities contained in this document. The Management Investors determined to participate in the equity of MDCP Acquisitions plc because MDP required, as a precondition to its making the Offer, that the Management Investors retain an ownership interest in JSG following completion of the Offer.

            These assessments are based upon publicly available information regarding JSG and the Management Investors' investigation or knowledge of JSG and the experience of the Management Investors in investing in or managing public companies generally. While the Management Investors believe that there will be significant opportunities associated with their investment in MDCP Acquisitions, and that the value of such an equity investment could be considerably greater than the original cost thereof, they realise that there also are substantial and significant risks that such opportunities may not ever be fully realised.

            Plans for JSG.    MDP expects that, following the Offer, the operations and business of JSG will be conducted substantially as they are currently conducted, with the exception of the Spin-Off. MDCP Acquisitions has undertaken to continue the business of JSG in substantially its current form. There are no present intentions regarding any major changes to be introduced in the business such as the redeployment of the fixed assets of JSG Group. MDCP Acquisitions has identified certain non-operating assets that it will consider selling if the Offer becomes or is declared unconditional in all respects. In addition, MDCP Acquisitions understands that JSG and SSCC are currently engaged in preliminary discussions regarding the feasibility of the exchange, or purchase and sale, between them of certain of their respective assets and operations primarily located in Europe and Canada. MDCP understands that JSG and SSCC have jointly retained a financial adviser to value the assets and operations under consideration. These explorations are understood to be at an early stage and there is no assurance that any such transaction will occur. It is the intention of MDCP Acquisitions to retain the Kildare Hotel and Country Club for the foreseeable future and up to and including the Ryder Cup in 2006.

            MDP will, however, continue to evaluate JSG's business and operations after the Offer from time to time, and may, if circumstances change, propose or develop new plans and proposals which they consider to be in the best interests of JSG and its securityholders, including the disposal or acquisition of material assets, alliances, joint ventures and other forms of cooperation with third parties or other extraordinary transactions.

            In addition, following the Offer, the directors of JSG will be chosen by MDCP Acquisitions and JSG's officers will be determined by these directors. Three of the current members of JSG's Board, Dr. Michael Smurfit, Mr. Gary McGann and Mr. Anthony Smurfit, and its Chief Financial Officer, Mr. Ian Curley, have entered into agreements with MDCP Acquisitions plc pursuant to which MDCP Acquisitions plc has agreed, after the Offer, to either employ them or to procure their employment by JSG. For more information regarding the terms and conditions of these employment agreements, see paragraph 8 of this Appendix I. Furthermore, as to the dividend policy of JSG, it is anticipated that as JSG will be a privately held company it will no longer pay regular dividends.

8.        Interests of certain persons in the Offer

            In considering the recommendation of the Independent Directors with respect to the Offer, JSG Securityholders should be aware that certain officers and directors of JSG have interests in the Offer that are different from or in addition to the interests of JSG Securityholders in general. As discussed above, the Independent Directors were aware of such directors' interests in the proposed transactions when deciding to approve such transactions. See paragraphs 1 and 2 of this Appendix I. These interests include those described below.

Participation in JSG Share Option Schemes and Other Employee Benefit Plans

            If completed, the Offer will result in the acceleration of the exercisability of certain outstanding options under the JSG Share Option Schemes and the acceleration of share awards previously allocated to certain executive officers of JSG under existing employee benefit plans of JSG. The table below sets forth for each director and executive officer of JSG the number of options that will be accelerated upon completion of the Offer, the average exercise price therefor and the number of share awards that will be accelerated upon completion of the Offer under JSG's employee benefit plans.

Name	No. of Accelerated Options(1)	Average Exercise Price (€)	No. of Share Allocation Awards(2)
Directors:
M.W.J. Smurfit	—	—	4,050,396
G.W. McGann	1,400,000	145.86 cent	1,693,843
A.P.J. Smurfit	167,500	197.58 cent	350,765
P.A. (Alan) Smurfit	278,000	196.96 cent	689,435
D.F. Smurfit	335,000	197.58 cent	705,178
H.E. Kilroy	—	—	—
P.J.P. Gleeson	—	—	—
J.B. Malloy	—	—	—
J.M. O'Dwyer	—	—	—
R. MacSharry	—	—	—
M. Rafferty	—	—	—
P.J. Wright	420,000	198.19 cent	—
A. Reynolds	—	—	—
M. Redmond	—	—	—
J.R. Thompson	—	—	—
Executive Officers:
I.J. Curley	172,500	219.76 cent	1,177,921
M. O'Riordan	77,500	197.33 cent	170,558

(1)
The amounts listed for Mr. McGann reflect stock appreciation rights that will vest upon completion of the Offer.

(2)
No additional consideration will be payable by such executive officer upon the acceleration of such share awards.

Management Participation Agreements

            MDCP and each of the Management Investors have entered into a Management Equity Agreement, Registration Rights Agreement and Corporate Governance Agreement, each dated as of 4 July 2002 (collectively, the "Management Participation Agreements"). The following summary of the material terms of the Management Participation Agreements is qualified in its entirety by reference to the complete text of the Management Participation Agreements filed as an exhibit to the MDCP Affiliated Parties' Schedule TO filed with the SEC, which agreement is incorporated by reference in this document. The Management Participation Agreements are available for inspection in accordance with paragraph 15 of Appendix VIII to this document.

            Purchase of MDCP Acquisitions plc Equity.    The Management Participation Agreements provide that the Management Investors, together with approximately 200 other managers of JSG

(together with the Management Investors, the "Management Group"), will be offered the opportunity to acquire up to an aggregate €75 million of ordinary shares of MDCP Acquisitions plc (the "Purchased Equity") on the same terms as MDCP Global LP, with such participation to be determined by the Management Investors with the approval of MDCP Acquisitions plc. The Purchased Equity will rank pari passu in all respects with other ordinary shares of MDCP Acquisitions plc.

            The Purchased Equity will have "piggy back" registration rights in respect of any future public issue or public offering of ordinary shares of MDCP Acquisitions plc subject to an adverse brokers' recommendation. In addition, the Purchased Equity will have participation rights with respect to any future issue of ordinary shares by MDCP Acquisitions plc in which MDCP Global LP or its affiliates participate and "tag-along" rights with respect to any sale by MDCP Global LP of ordinary shares that will cause the aggregate number of ordinary shares sold by MDCP Global LP and certain other persons after completion of the Offer to exceed 25 per cent. or more of MDCP Acquisitions plc's issued share capital. Transfers of Purchased Equity by the Management Group will be prohibited (other than in a sale of MDCP Acquisitions plc or after an IPO) except to members of their families or certain related trusts or pursuant to the above-described "tag-along" rights. The holders of the Purchased Equity will also be subject to "drag-along obligations" with respect to any board-recommended sale of more than 50 per cent. of the share capital of MDCP Acquisitions plc (or similar asset sale) compelling such holders to participate in the sale on the same terms as other shareholders. The Purchased Equity will not be subject to repurchase obligations in the event that its holders cease to be employed by MDCP Acquisitions plc or its subsidiaries.

            The Management Investors will subscribe for the following minimum amounts of Purchased Equity in accordance with the terms and conditions of the Management Participation Agreements:

Name	Amount of Purchased Equity
(€ millions)
Dr. Michael Smurfit	54.0
Mr. Gary McGann	1.5
Mr. Anthony Smurfit	1.5
Mr. Ian Curley	1.5

            Convertible Equity.    Subject to the approval of MDCP Global LP, which approval will not be unreasonably withheld or delayed, the Management Investors will determine the allocation to members of the Management Group of the right to subscribe cash for convertible shares of MDCP Acquisitions plc (the "Unvested Convertible Equity") at nominal value. Subject to the terms and conditions of the Management Participation Agreements, the Unvested Convertible Equity will, upon vesting (the "Vested Equity"), be convertible into ordinary shares of MDCP Acquisitions plc upon payment in cash of a further amount equal to the fair market value of an ordinary share on the date of grant, which in the case of the initially allocated Unvested Convertible Equity is equal to the subscription price plus capital contributions per ordinary share paid by MDCP Global LP prior to the Offer becoming or being declared unconditional, less the nominal subscription price previously paid by such holder. The ordinary shares into which Unvested Convertible Equity can, subject to vesting, be converted will represent 10 per cent. of MDCP Acquisitions plc's outstanding ordinary share capital upon the Offer becoming or being declared unconditional.

            Pursuant to the terms of the Management Participation Agreements, the Unvested Convertible Equity will vest as follows:

  •
  Time vesting.    40 per cent. of the Unvested Convertible Equity will vest in three equal tranches as of 31 December in each of 2005, 2006 and 2007, provided that the holder remains actively employed by MDCP Acquisitions plc or any of its subsidiaries on the relevant date.

  •
  Performance vesting.    40 per cent. of the Unvested Convertible Equity will vest in one, two or three tranches as of 31 December in each of 2005, 2006 and 2007, provided that the holder remains actively employed by MDCP Acquisitions plc or its subsidiaries as of such date subject to the attainment as of each such date of specified performance criteria, which criteria will be cumulative, such that attainment of criteria with respect to any of the foregoing dates will trigger vesting in respect of all previous such dates. The performance criteria will be based on the achievement of a valuation of MDCP Acquisitions plc measured by notional return on investment achieved by MDP from the date of its investments in MDCP Acquisitions plc, calculated by reference to the price paid for MDCP Acquisitions plc and expressed as a compounded percentage rate per annum (the "Return on Investment").

  •
  Time/performance vesting.    20 per cent. of the Unvested Convertible Equity will vest on 31 December 2007 if return on investment of 30 per cent. or more is achieved up to such date, provided the holder remains actively employed by MDCP Acquisitions plc or any of its subsidiaries on the relevant date.

  •
  Early vesting.    The board of directors of MDCP Acquisitions plc will have discretion as to early vesting in certain circumstances.

  •
  Change of control vesting.    100 per cent. of the Unvested Convertible Equity will vest upon the occurrence within five years after the completion of the Offer and the Compulsory Acquisition of an initial public offering or sale of MDCP Acquisitions plc or of substantially all of its underlying businesses; provided that in the case of an initial public offering, the Return on Investment will be calculated with reference to the gross per share price for ordinary shares as of the effective date for such offer and in the case of a sale, the return on investment will be calculated by reference to the price paid and (i) if the Return on Investment in a sale is less than 25 per cent., then only a portion of the outstanding performance-related Unvested Convertible Equity will vest, equal to the portion which would have vested had such Return on Investment been achieved upon the fifth anniversary of the completion of the Offer and the Compulsory Acquisition and (ii) unless the Return on Investment achieved in a sale or initial public offering is greater than 30 per cent., then none of the time/performance vesting Unvested Convertible Equity will vest. Furthermore, each holder of Unvested Convertible Equity who benefits from its vesting upon the sale of MDCP Acquisitions plc or of substantially all of its underlying businesses will be required, as a condition to such vesting, to offer his or her services as an employee of the purchaser of MDCP Acquisitions plc on substantially the same terms, except with regards to equity participation, as previously prevailing, for at least 12 months after the closing of such sale.

            If a holder of Unvested Convertible Equity ceases for any reason to be employed by MDCP Acquisitions plc or any of its subsidiaries, such holder's Unvested Convertible Equity will be subject to redemption, subject only to repayment of the nominal subscription price. In accordance with the terms of the Management Participation Agreement, redeemed Unvested Convertible Equity must be re-issued either to members of the Management Group or to new managers replacing Management Group members who have left or, if there is unissued Unvested Convertible Equity available at the time, to managers who join MDCP Acquisitions plc or any of its subsidiaries otherwise than in replacement for a member of the original Management Group.

            Unvested Convertible Equity will also be subject to an appropriate adjustment for capital events occurring within MDCP Acquisitions plc, and while the adjustment will be made by MDCP Acquisitions plc's board of directors, it will be subject to auditor's confirmation.

            Vested equity.    Pursuant to the terms of the Management Participation Agreement, the Vested Equity and any ordinary shares into which it is converted will have the following characteristics:

  •
  it will have "piggy back" registration rights, subject to a broker's adverse recommendation;

  •
  it will be subject to a repurchase right of MDCP Acquisitions plc at market value if the holder is not dismissed for cause and at the lower of cost and market value if the holder is dismissed for cause;

  •
  it will be subject to "drag-along" rights and will have "tag-along" rights on the same terms as those applicable to the Purchased Equity;

  •
  it will carry participating rights on an issue of shares by MDCP Acquisitions plc and will have the same capital events adjustment provisions that apply to the Purchased Equity; and

  •
  it will be subject to "lock-up" restrictions in the case of an initial public offering of MDCP Acquisitions plc with respect to all ordinary shares acquired as a result of the vesting triggered by the initial public offering, with such Unvested Convertible Equity being released in equal tranches on the dates that the remaining time-related Unvested Convertible Equity would otherwise have vested.

            Fees.    MDCP Acquisitions plc has agreed to discharge the reasonable professional fees incurred by the Management Group in negotiating and implementing the Management Participation Agreements, subject to a maximum aggregate amount of €500,000 plus VAT for all fees paid in respect of the Management Participation Agreement and related arrangements.

            Minority shareholder protection.    The Management Participation Agreements provide certain minority shareholder protection provisions, including:

  •
  board representation for each individual Management Investor for so long as he remains a senior manager of MDCP Acquisitions plc;

  •
  appropriate board of directors procedures and quarterly meetings;

  •
  reasonable rights of information and access in respect of MDCP Acquisitions plc and its subsidiaries' business, subject to confidentiality restrictions;

  •
  reserved management rights delegated to the Management Investors as described below;

  •
  weighted majority board approval (including at least one Management Investor) for affiliated transactions; and

  •
  the right to existing accounting policy treatment if accounting policies of MDCP Acquisitions plc and its subsidiaries are changed in such a manner as may affect the performance or valuation criteria applicable to the Management Group.

            Corporate governance.    The Management Participation Agreements provide that the board of directors of MDCP Acquisitions plc will initially have nine directors, of whom five will be appointed by MDCP and, subject to the terms thereof, the remaining four directors will be Dr. Michael Smurfit, Mr. Gary McGann, Mr. Anthony Smurfit and Mr. Ian Curley. The board of directors will be responsible for:

  •
  setting corporate policy;

  •
  establishing annual budgets;

  •
  appointment, removal and compensation of senior management;

  •
  approving significant capital expenditures and investments;

  •
  approving affiliate transactions;

  •
  approving material financings and contracts;

  •
  approving any agreements; arrangements or activities outside the ordinary course of business; and

  •
  establishing sub-committees (e.g., the Audit and Compensation Committees).

            The Corporate Governance Agreement provides that any Purchased Equity Holder (as defined in the Corporate Governance Agreement) who (together with his affiliates and/or family group) owns ordinary shares of MDCP Acquisitions plc, as of any date of determination, having an acquisition cost of €50 million or more, will be entitled to nominate one director to the board of directors of MDCP Acquisitions plc, but this right shall arise only after any other right to nominate a director that any such person possesses has terminated or after any such person or such person's nominee no longer serves on the board of directors of MDCP Acquisitions plc. This board participation right will not be terminated by an initial public offering of shares of MDCP Acquisitions plc and will remain in effect so long as such Purchased Equity Holder or, to the extent such Purchased Equity Holder is an individual, his descendants (who together with his affiliates and/or family group) retain ordinary shares with a current value of at least €50 million or at least 50 per cent. of the ordinary shares originally acquired by them upon completion of the Offer.

Management Employment Agreements

            MDCP Acquisitions plc and the Management Investors have entered into certain letter agreements, dated as of 4 July 2002, regarding the terms of employment of the Management Investors (the "Management Employment Agreements"). The following summary of the material terms of the Management Employment Agreements is qualified in its entirety by reference to the complete text of the Management Employment Agreements filed as an exhibit to the MDCP Affiliated Parties' Schedule TO filed with the SEC, which agreement is incorporated by reference in this document. The Management Employment Agreements are available for inspection in accordance with paragraph 15 of Appendix VIII.

            Senior Management Members.    Pursuant to the terms of the Management Employment Agreement, the senior management of MDCP Acquisitions plc following the completion of the Offer and the Compulsory Acquisition will consist of the following, subject to Dr. Michael Smurfit's existing arrangement to retire as Chief Executive Officer on 1 November 2002 (at the time Mr. McGann will be appointed Chief Executive Officer and Mr. Anthony Smurfit will be appointed Chief Operations Officer):

Name	Position with MDCP Acquisitions plc
Dr. Michael Smurfit	Chairman and Chief Executive Officer
Mr. Gary McGann	President, Chief Operations Officer and Chief Executive Officer designate
Mr. Anthony Smurfit	Chief Executive—Smurfit Europe and Chief Operations Officer designate
Mr. Ian Curley	Chief Financial Officer

            Employment terms.    Under the terms of the Management Employment Agreements, each Management Investor has been provided with a letter from MDCP Acquisitions plc, pursuant to which MDCP Acquisitions plc has agreed to procure his employment by JSG upon terms described below. Each letter will set forth the Management Investor's title and principal duties and responsibilities from 1 November 2002.

            The terms of employment of Dr. Michael Smurfit will remain unaltered until his scheduled retirement as Chief Executive Officer on 1 November 2002, except that the payment date of his Management Incentive Plan ("MIP") entitlement for 2002, which has been agreed at €1,269,738, will be paid on 30 December 2002 or such earlier date as agreed by the Compensation Committee of MDCP Acquisitions plc.

            Upon the completion of the Offer and the Compulsory Acquisition, Dr. Michael Smurfit will become Chairman of MDCP Acquisitions plc for a six-year term and will be entitled to a total benefit package of €2.75 million per annum, with a one year total benefits severance package in the case of termination by MDCP Acquisitions plc.

            Pursuant to the terms of the Management Employment Agreements, the employment terms applicable to each of Mr. Gary McGann, Mr. Anthony Smurfit and Mr. Ian Curley will remain the same as those prevailing as of the date hereof, subject only to salary increases previously agreed but not yet implemented and apart from the promotion of Mr. Gary McGann and Mr. Anthony Smurfit to Chief Executive Officer and Chief Operations Officer, respectively, on 1 November 2002.

            Each of Mr. Gary McGann, Mr. Anthony Smurfit and Mr. Ian Curley covenants to MDCP Acquisitions plc that he will not exercise his contractual right to leave JSG upon its acquisition by MDCP Acquisitions plc and thereby trigger payment obligations from JSG thereunder. In consideration for this undertaking, MDCP Acquisitions plc will provide each such individual a "put" letter with terms identical to those currently applicable, except that:

  (i)
  a "Relevant Event" will be the sale of MDCP Acquisitions plc, except that a sale to the underwriters of an initial public offering and sales to affiliates of MDP both within 12 months after the consummation of the Offer and the Compulsory Acquisition will be excluded; and

  (ii)
  the period within which he must exercise his rights upon a Relevant Event will be 12 months after the Relevant Event or, if his obligation to offer his services to the purchasers upon a vesting of his Unvested Convertible Equity is enforced, 12 months following the expiration of such period of employment.

            In addition, the Management Employment Agreement provides that in the event of termination of the employment of Mr. Gary McGann, Mr. Anthony Smurfit or Mr. Ian Curley by MDCP Acquisitions plc or JSG other than for cause, such individual will be entitled to compensation equal to two times his prevailing annual remuneration/benefits package (including MIP, pension, etc.).

Mr. Gary McGann will retain his existing notice period of 360 days but the notice period for Mr. Anthony Smurfit and Mr. Ian Curley will be 90 days.

            In consideration for the foregoing severance obligations, each of Mr. Gary McGann, Mr. Anthony Smurfit and Mr. Ian Curley will enter into covenants with MDCP Acquisitions plc whereby each will agree that, provided the foregoing severance payments have been paid to them, they will not for a period of two years after their termination (i) compete with MDCP Acquisitions plc and its subsidiaries in a material part of its business, or (ii) solicit the employees, customers or suppliers of MDCP Acquisitions plc and its subsidiaries.

            Pursuant to the terms of the Management Employment Agreement, the existing MIP will continue, with adjustment from the completion of the Offer and the Compulsory Acquisition of the performance criteria to reflect that the present earnings per share criteria will no longer be appropriate given the changed capital structure of the business. A minimum payment of 60% of salary will be guaranteed under the MIP to each of Mr. Gary McGann, Mr. Anthony Smurfit and Mr. Ian Curley for each of the years 2003 through 2006 and the remaining 40% will be dependent upon the achievement of appropriate objectives established by MDCP Acquisitions plc's board of directors or its Compensation Committee. The amount accrued under the MIP for 2002 will be paid between 15 December 2002 and 30 December 2002.

            The existing equity incentive plans in which the Management Investors participate will be terminated as of the completion of the Offer in accordance with their terms and cash and/or shares will be paid and/or allocated to the Management Investors in respect of their entitlements at such time.

Letter Agreements regarding Irrevocable Undertakings

            Certain holders of JSG Securities, each of whom is identified below, owning as of 17 June 2002 118,408,353 JSG Shares constituting approximately 10.65 per cent. of the outstanding JSG Shares, have entered into agreements with MDCP Acquisitions to accept the Offer in respect of all of such holders' JSG Securities.

            Management Investors and certain other persons.    Each of the Management Investors and each of Dr. Alan Smurfit, Dr. Dermot Smurfit, Mr. James O'Dwyer and Dr. Mary Redmond (as well as certain corporate entities controlled by such persons and the Management Investors) has agreed, with respect to the JSG Shares beneficially owned by such person, (i) as soon as possible and in any event within seven days of the posting of this Offer Document to accept the Offer in respect of such person's JSG Shares in accordance with the terms of the Offer and not to withdraw such JSG Shares, (ii) to vote all of such person's JSG Shares in favour of the Spin-Off and to appoint MDCP Acquisitions as such person's proxy for purposes of the EGM and not to revoke such proxy, (iii) not to sell, encumber or otherwise grant an option over or otherwise dispose of such person's JSG Shares except pursuant to the Offer and the Spin-Off, (iv) not to enter into any agreement in relation to such person's JSG Shares which would or might impede the acceptance of the Offer or the approval or implementation of the Spin-Off, subject to such person's obligations as an employee and/or such person's duties as a director of JSG, (v) not to support or vote in favour of any competing offer for JSG, (vi) not to requisition any general or class meeting of JSG prior to completion of the Offer, (vii) not to solicit or encourage any person other than MDCP Acquisitions to make any offer for JSG or take any other action that would be prejudicial to the successful outcome of the Offer, except, in the case of the individual Management Investors, who agreed in lieu of such provision to comply with the restrictions set forth in the non-solicitation provisions of the Expense Reimbursement Agreement, (viii) inform MDCP Acquisitions of any approach by a third party that might lead to an offer for JSG, and (ix) not to purchase or acquire any JSG Shares that would require MDCP Acquisitions to increase or amend the consideration due under the Offer. These undertakings relate to a total of 91,186,781 JSG Shares.

            In order to secure such persons' obligations under the irrevocable undertakings, each such person irrevocably appointed each of MDCP Acquisitions, Deutsche Bank and each of Mr. Samuel M. Mencoff, Mr. Thomas S. Souleles and Mr. Brian P. O'Gorman, each of whom is a director of MDCP Acquisitions, to be its attorney to execute in such person's name the form or forms of acceptance to be issued with the Offer Document and the form of proxy to be issued with the Circular in respect of such person's JSG Shares and to sign, execute and deliver any documents and to do all acts and things as may be necessary for or incidental to the acceptance of the Offer and performance of such person's obligations under the agreement; provided that such appointment does not take effect until 10 business days shall have elapsed from the date of dispatch of this Offer Document and only then if such person has failed to comply with any of its obligations under the agreement. These agreements will continue to be binding in the event of a competing offer for JSG. These undertakings will cease to be binding if the Offer lapses or is withdrawn.

            Independent Directors.    Each of the Independent Directors has agreed (i) as soon as possible and in any event within seven days of the posting of this Offer Document to accept the Offer in respect of such person's JSG Shares in accordance with the terms of the Offer and not to withdraw such JSG Shares, (ii) to vote all of such person's JSG Shares in favour of the Resolutions; provided that this agreement shall not limit such Independent Director's exercise of his fiduciary duties as a director of JSG, and (iii) not to sell, encumber or otherwise grant an option over or otherwise dispose of such person's JSG Shares except pursuant to the Offer and the Spin-Off or accept any other offer or enter into any agreement or arrangement to do the foregoing. These undertakings relate to a total of 27,221,572 JSG Shares and will cease to be binding if the Independent Directors withdraw or adversely modify their recommendation of the Offer or if the Offer lapses or is terminated.

Director and Officer Liability Insurance

            On 17 June 2002, JSG and MDCP Acquisitions entered into a letter agreement whereby they agreed to take certain actions with regard to maintaining JSG's directors and officers liability insurance coverage. Pursuant to the terms of this agreement, prior to the completion of the Offer, JSG, agreed to use its best endeavours to arrange for the continuation of its current directors' and officers' insurance policy after the completion date or, where this is not possible, to endeavour to enter into a runoff policy providing for continuing coverage after the completion date. Such coverage would cover the acts of JSG's directors and officers occurring up to and including the completion date under terms no less favourable than that of JSG's current directors and officers liability insurance policy; provided that such coverage is obtainable at a cost not to exceed US$3.5 million for the first three years following the completion date. Should JSG not be able to maintain or procure such coverage at this price, JSG has agreed to arrange for its officers and directors as much of such insurance as can be maintained at a total cost equal to US$3.5 million. Following the completion date MDCP Acquisitions has agreed to use its best endeavours to procure that JSG shall renew such coverage, or, where this is not possible, to endeavour to obtain a new runoff policy which is no less favourable for the three-year period commencing three years after the date of the completion of the Offer; provided that such coverage can be obtained at a cost not to exceed US$4.0 million. Should JSG not be able to obtain such coverage at this price, JSG and/or MDCP Acquisitions shall arrange for JSG's officers and directors as much of such insurance as can be maintained for US$4.0 million. Alternatively, JSG may at its option arrange the insurance coverage described above for the full six years at a cost of no more than US$7.5 million.

9.        Certain projections prepared by JSG's management

            As part of MDP's due diligence investigation in the Spring of 2002, JSG provided MDP with certain non-public projections regarding JSG's future operating performance. The projections were prepared by JSG's corporate planning department to provide a view of the likely EBITDA outcomes that may be generated over the period of the projections. The projections were based on a top down analysis of the business extrapolating from 2001 historic data based on management assumptions of price over a cycle, volume, margins and ongoing operational cost take outs. The projections were not prepared in line with JSG's normal budget setting process and as such do not constitute budgeted or forecast numbers. Such projections covered an eleven-year period beginning with 2002 and do not take into account the Offer or any transactions to be completed in connection with the Offer. The projections were developed over a period of time and were delivered to MDP in preliminary form on 1 May 2002, and final projections were delivered on 17 May 2002, after being slightly revised upwards. JSG does not as a matter of course make public forecasts as to future operations and the projections set forth below are included in this Offer Document only because such information was provided to MDP, and, as a result, are required to be included based on the position of the staff of the SEC.

            Projections of this type are based on estimates and assumptions that are inherently subject to significant economic, industry and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond JSG's control. Accordingly, there can be no assurance that the projected results would be realised or that actual results would not be significantly higher or lower than those projected. In addition, the projections were prepared solely for internal purposes and were not prepared with a view for public disclosure or compliance with the published guidelines of the SEC or the American Institute of Certified Public Accountants regarding projections and forecasts and are included in this Offer Document only because such information was furnished to MDP. In particular, the financial projections have not been prepared, audited on or reported on in the manner required in Ireland under the Irish Takeover Rules for profit forecasts and are not of, and are not intended to be of, that character. The inclusion of this information should not be regarded as an indication that anyone who received this information considered it a reliable predictor of future operating results and this information should not be relied upon as such. None of MDP, MDCP Acquisitions, JSG or their respective financial or accounting advisers accept any responsibility for such projections, or the basis or assumptions on which they were prepared or the context in which they appear. The projections are based upon a variety of assumptions relating to the businesses of JSG which may not be realised, and are subject to significant uncertainties and contingencies, many of which are beyond the control of management. The projected financial information was never presented to, or approved by, JSG's Board and has not been examined, compiled or otherwise had agreed-upon procedures applied to them by Ernst & Young, JSG's auditors. These projections were not intended to be a forecast of profits by JSG and JSG Securityholders should not rely upon any such projections in making any decision regarding the Offer.

            JSG Securityholders should not rely upon these projections in making any decision about their investment in JSG or whether to accept or reject the Offer. Projections such as these projections are forward looking statements that are necessarily speculative in nature and one or more of the assumptions or estimates which form the basis of the projections may prove to be materially inaccurate or incorrect or significantly different from actual conditions. This effect will increase as the financial projections cover longer periods of time.

            Set forth below is a summary of the final projections provided to MDP:

Consolidated Projected Financial Information
For the Years Ending December 31,

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012
	(euro in millions)
Net sales	4,854	5,163	5,490	5,587	5,387	5,462	5,740	5,792	5,550	5,546	5,815
EBITDA (Excl. exceptional items and associates)	634	698	788	807	686	646	758	781	667	557	657
% Revenues	13.1%	13.5%	14.4%	14.4%	12.7%	11.8%	13.2%	13.5%	12.0%	10.0%	11.3%
EBIT (Excl. exceptional items and associates)	374	415	505	524	403	363	475	498	384	274	374
% Revenues	7.7%	8.0%	9.2%	9.4%	7.5%	6.7%	8.3%	8.6%	6.9%	4.9%	6.4%
Net income—As reported (incl. exceptional items)	153	277	347	369	269	262	391	417	314	250	361
% Revenues	3.1%	5.4%	6.3%	6.6%	5.0%	4.8%	6.8%	7.2%	5.7%	4.5%	6.2%
Capital expenditures	218	226	240	240	240	240	190	190	190	190	190
Depreciation/amortisation	260	283	283	283	283	283	283	283	283	283	283
Working capital	631	663	700	711	688	697	728	734	707	706	737
Total assets	4,780	4,842	4,909	4,984	5,044	5,121	5,172	5,225	5,251	5,305	5,359
Net debt	1,516	1,394	1,209	1,014	907	830	571	292	96	(3)	(205)
Shareholders' funds	2,779	2,977	3,244	3,530	3,711	3,879	4,191	4,522	4,744	4,897	4,153

            The Panel considers these projections to be profit forecasts within the meaning of Rule 28 of the Irish Takeover Rules. However, the Panel has agreed to waive the requirement under Rule 28.3 to have these projections examined and reported on by its auditors as a result of the following exceptional circumstances:

  (i)
  the projections are to be included in this Offer Document only because such information, having been provided to MDP, is required under SEC regulations to be disclosed in the Offer Document;

  (ii)
  the Chairman of the Independent Committee has confirmed that he would not be willing to advise the Independent Directors to provide a profit forecast under Rule 28 for the current year (or indeed 2003) at this stage of the financial year as the assumptions may prove unreliable;

  (iii)
  the projections were prepared at the request of MDP for the purposes of a cash flow driven analysis by MDP. The projections have not been prepared in line with either JSG's normal budgeting process or in accordance with its accounting procedures and policies and consequently, do not meet the exacting criteria of a forecast; and

  (iv)
  Ernst & Young has confirmed that given the basis of preparation they would be unable, as auditors, to provide the profit forecast report required under Rule 28.3.

10.      Certain information concerning JSG

            Certain information set forth herein, including the letter from JSG's Senior Non-Executive Director on behalf of the Independent Directors, certain information about the background to the Offer, information about the Independent Committee, the Independent Committee's and Independent Directors' consideration of the Offer and the analysis of UBS Warburg and IBI Corporate Finance of the Offer and Spin-Off, was provided to MDCP Acquisitions by JSG. Although MDCP Acquisitions has no knowledge that would indicate that any statements contained herein are untrue, MDCP Acquisitions does not assume any responsibility for the accuracy or completeness of the information contained herein about JSG or any information provided to MDCP Acquisitions by JSG or for any failure by JSG to disclose events that may have occurred or may affect the significance or accuracy of any such information but which are unknown to MDCP Acquisitions.

            JSG is one of Europe's largest producers of paperboard and commands a leading share of the European corrugated box market. Together with its associates, JSG is a leading world-wide producer of containerboard, corrugated board and a leading collector of wastepaper for recycling, using much of the material collected in the production of paper and paperboard at its own mills. SSCC is the largest producer of containerboard and corrugated containers in the United States.

            JSG's corporate headquarters are located at Beech Hill, Clonskeagh, Dublin 4, Ireland.

            The name, citizenship, business address, principal occupation or employment, five-year employment history and information concerning beneficial ownership of the JSG Shares for each of the directors and executive officers of JSG and certain other information, as of 2 July 2002, are set forth in Appendix VII to this document.

            Summary Historical Consolidated Financial Data.    Set forth below is a summary of selected consolidated financial data with respect to JSG. Financial data for the years ended December 31, 2000 and 2001 are extracted or derived from the audited financial information of JSG contained in Appendix IV to this document. Financial data for the three months ended March 31, 2001 and 2002 is extracted or derived from JSG's unaudited interim financial results contained in Appendix V to this document. The following summary is qualified by reference to such audited and unaudited interim financial information, including any related notes, contained therein. Results for the 2002 unaudited interim period are not necessarily indicative of results that may be expected for the entire year.

            The consolidated financial statements of JSG have been prepared in accordance with Irish GAAP. In certain respects, Irish GAAP differs from US GAAP.

	Years Ended December 31,				Three Months Ended March 31,
	2000		2001		2001		2002
					unaudited
	(in € millions, except ratios and per share amounts)
Operating Data:
Net sales	€4,565		€4,512		€1,162		€1,081
Gross profit	1,229		1,242		321		301
Income before equity minority interests	273		205		47		36
Equity minority interests	31		37		5		8
Net income	242		168		42		28
Net income per ordinary share after exceptional items:
Basic	22.4	c	15.5	c	3.9	c	2.6	c
Diluted	22.3	c	15.3	c	3.8	c	2.5	c
Net income per ordinary share before exceptional items:
Basic	25.5	c	20.5	c	3.9	c	2.7	c
Diluted	25.4	c	20.3	c	3.8	c	2.6	c
Other Data:
Ratio of earnings to fixed charges(1)	3.0x		3.3x		3.2x		3.1x
Balance Sheet Data:
Current assets	€2,010		€1,948		€2,045		€1,999
Property, plant and equipment, net	2,139		2,088		2,147		2,459
Other noncurrent assets	1,752		1,900		1,801		1,843
Current liabilities	1,614		1,413		1,602		1,571
Noncurrent liabilities	1,782		1,859		1,893		2,168
Shareholders' equity	2,505		2,665		2,498		2,562
Book value per share	€2.31		€2.46		€2.31		€2.36

(1)
For the purposes of determining the ratio of earnings to fixed charges, earnings are defined as the total of consolidated earnings of the JSG Group from continuing operations before taxes and extraordinary items, fixed charges and distributed earnings from associates.

Fixed
charges are defined as the total of interest expense, including amortisation of debt issuance costs, finance lease interest, interest capitalised, an estimate of the interest within rental expense and interest on guaranteed debt of associates.

            JSG has not provided any pro forma data giving effect to the Offer as it does not believe such information is material to JSG Securityholders in evaluating the Offer since the consideration under the Offer is all cash and, if the Offer is completed, JSG Securities would cease to be publicly traded.

            Available Information.    JSG is subject to the information and reporting requirements of the Exchange Act as a "foreign private issuer" and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Such reports, and any other information should be available for inspection at the public reference room at the SEC's office located at 450 Fifth Street, N.W., Room 1024, Judiciary Plaza, Washington, D.C. Copies may be obtained by mail, upon payment of the SEC's customary charges, by writing to its principal office at 450 Fifth Street, N.W., Room 1024, Judiciary Plaza, Washington, D.C. 20549. Further information on the operation of the SEC's Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports and other information about issuers, such as JSG, who file reports with the SEC. The address of that site is http://www.sec.gov.

11.      Description of the JP Management consulting report

            In connection with MDP's due diligence investigations of JSG, MDP retained JP Management Consulting (North America) Inc. ("JPMC") to generate a report assessing potential opportunities in the Western European containerboard industry by providing strategic insights into the Western European market and operating environment. The primary objective of the report was to determine if the industry structure and market environment is favourable for investment in the containerboard segment in Western Europe. The containerboard segment was defined to include both linerboard and corrugating medium and the geographic scope of the report was limited to key countries in Western Europe and Latin America. JPMC drew upon its global network's extensive proprietary knowledge and analyses to develop a comprehensive perspective on the selected markets.

            JPMC provided the following findings with respect to the Western European and Latin American markets of the containerboard industry:

  •
  Global consumption. In 2000, global demand for containerboard of approximately 92.3 million metric tons was almost met by the 92.1 million metric tons of total containerboard production. In the future, consumption should continue to rise in North America and Europe with significantly higher demand growth coming from Asia and Latin America.

  •
  Western European consumption. Consumption in Western Europe grew to 20 million metric tons of containerboard in 2000, consisting of 4 million metric tons of Kraftliner, 1 million metric tons of neutral-sulfite, semi-chemical ("NSSC") containerboard and 15 million metric tons of other recycled containerboard materials. Overall, Germany, Italy and France constituted 55 per cent. of containerboard consumption.

  •
  Latin America consumption. In Latin America, overall consumption of containerboard in 2000 was 6.8 million metric tons while production was 5.4 million metric tons, leading to a heavy reliance on imports to meet demand. Brazil and Mexico account for 66 per cent. of containerboard consumption.

  •
  Producers. The largest producers of containerboard substrates, including kraftliner and testliner, come from North America, representing 33 per cent. of the containerboard market, followed by Asia (30 per cent.), Western Europe (22 per cent.) and Latin America (7 per cent.). However, as a result of increased local production, the share of imports of U.S. kraftliner has declined. There are a limited number of global producers of containerboard substrates and the containerboard industry in Europe is more fragmented than its counterpart in North America. SCA, JSG and Kappa Packaging are the leading containerboard producers and are also the three largest converters of corrugated board in Western Europe. The leading containerboard producers in North America are highly integrated as well. In Latin America, Klabin, JSG and Durango are the leading containerboard producers and are also the three largest converters of corrugated board.

  •
  End use. The major end-use for corrugated board is food and agricultural produce. From an end use standpoint, the main driver is the continued trend towards consumer convenience. Competition from plastics/film packaging substitutes increases the challenge for corrugated producers to enhance and create value in their packaging material.

            In addition, JPMC made the following findings based on its analysis of the Western European containerboard industry:

  •
  Containerboard is a growing market in Western Europe, whereas the North American market is mature. Western European growth is driven by growing trade of packaged products, packaging of cut size paper, and electronics packaging.

  •
  Among the top 10 producers in Western Europe, containerboard product portfolios differ but each top producer pursues a growth strategy, mainly through acquisitions. Only the three largest players in Western Europe (SCA, JSG and Kappa Packaging) offer the entire product range of containerboard materials.

  •
  With only eight producers of kraftliner, there is a highly concentrated number of players.

  •
  The market for testliner is fragmented.

  •
  With the recent consolidation activity, producer market share should continue to tighten in Western Europe among the top players in the containerboard markets.

  •
  Producers in the containerboard market are becoming pan-european suppliers in order to reach out to national rather than just local markets.

            The JPMC report also includes an analysis of the demand and supply balances of containerboard in Western Europe.

            According to the report, containerboard consumption in Western Europe is expected to grow from 19.9 million metric tons in 2000 to about 22.4 million metric tons by 2005 with average demand growth rates of 3.9 per cent. per annum in 1990 - 2000 and 2.4 per cent. per annum in 2000 - 2005. The supply of containerboard materials in Western Europe is predicted to rise by an estimated 740,000 metric tons with the addition of a new paper machine from Palm Papier scheduled to start-up in 2002 and a new machine from Cartiera del Polesine in 2003. Hamburger and Portucel Recicia also plan to add over 400,000 metric tons of capacity to the market with the construction of two paper machines in 2003 and Adolf Jass is expected to add an estimated 375,000 metric tons of testliner and recycled fluting capacity with construction of a new paper machine in 2004. Many of these new paper machines will have recycled fibre-based capacity.

            Western European cost competitiveness in the containerboard industry is another key area discussed in the JPMC report, which provides the following findings:

  •
  SCA, JSG and Kappa Packaging are the only producers with production facilities in several Western European countries.

  •
  Testliner and fluting are produced and consumed locally.

  •
  Kraftliner is substantially more expensive to produce than testliner. In addition, longer transportation distances result in even higher differences in delivered costs.

  •
  Production costs of recycled linerboards are sensitive to the volatile old corrugated container ("OCC") prices. In addition, local market conditions, proximity to recycled fibre sources, etc. may have a substantial effect on the actual cost position.

            The final area of analysis in the JPMC report is price forecasting for supply inputs. According to the report, containerboard material constitutes as much as 50 per cent. of the cost of producing corrugated board. Prices for liner, medium and OCC are directly related to one another. OCC prices are highly volatile and this volatility has directly impacted the prices of recycled fibre- based containerboard materials. The prices of virgin fibre-based kraftliner and NSSC fluting materials are not as volatile as OCC prices.

            Price differences among kraftliner of varying basis weights have been relatively stable. Conversely, there are significant price differences between semichemical corrugated medium and recycled fibre-based material which is heavily influenced by OCC market prices. Within the testliner market, there are small price fluctuations between types of testliner material. Also, European testliner prices have some impact on kraftliner prices especially in times of recession.

            With respect to geographic considerations, there are a number of relevant factors that impact pricing. In the first place, U.S. producers have a significant influence on international prices of kraftliner. Kraftliner prices in Europe tend to follow the price movement in the North American markets. The average long term price difference between European and U.S. kraftliner is partly explained by the transport costs from the U.S. to Europe. Germany and France have similar pricing environments while the United Kingdom is more sensitive due to imports from the U.S. According to the report, price differences in Western Europe are likely to diminish with the introduction of the euro.

            JPMC is one of the leading advisers to the global forestry and forest-based industry cluster and concentrates on identifying, analysing and implementing creative business solutions designed to enhance stakeholder value. MDP selected JPMC for this assignment based principally on JPMC's reputation in the packaging industry.

            The JPMC report was not prepared with a view to public disclosure and is included herein only because such report was prepared for MDP in connection with a "going-private" transaction. The conclusions reached by JPMC are based on numerous assumptions and projections, many of which may turn out to be incorrect. The JPMC report will be made available for inspection and copying at the registered offices of MDCP Acquisitions during its regular business hours by any interested JSG Securityholder or representative who has been so designated in writing. JPMC's report was prepared for the information and assistance of MDP only and does not constitute a recommendation as to whether any holder of JSG Shares should accept the Offer.

12.      Description of agreements related to the Offer

Transaction Agreement

            On 17 June 2002, MDCP Acquisitions and JSG entered into the Transaction Agreement. The following information with respect to the Transaction Agreement is qualified in its entirety by reference to the complete text of the Transaction Agreement.

            Pursuant to the Transaction Agreement, MDCP Acquisitions and JSG have agreed that MDCP Acquisitions would make the Offer in the manner set forth below.

  (i)
  MDCP Acquisitions and JSG would make the Pre-Conditional Rule 2.5 Announcement in the form agreed between MDCP Acquisitions and JSG (the "Pre-Conditional Rule 2.5 Announcement") immediately after the execution of the Transaction Agreement and MDCP Acquisitions would use all reasonable endeavours to effect the receipt of the irrevocable undertakings by the time specified in the Pre-Conditional Rule 2.5 Announcement ("the Pre-Condition").

  (ii)
  MDCP Acquisitions and JSG would make and MDCP Acquisitions would issue the Rule 2.5 Announcement in the form agreed between MDCP Acquisitions and JSG (the "Rule 2.5 Announcement") upon satisfaction of the Pre-Condition.

  (iii)
  MDCP Acquisitions would issue the Offer Document and JSG would issue the Spin-Off Circular and the Schedule 14D-9 on the same date (unless otherwise required by law) and as promptly as practicable following the issue of the Rule 2.5 Announcement and the approval (if required) of the Spin-Off Circular by the Irish Stock Exchange and the UK Listing Authority; provided that MDCP Acquisitions shall be entitled to issue the Offer Document before JSG issues the Spin-Off Circular in order to issue the Offer Document within 54 days after the Rule 2.5 Announcement. JSG would issue a prospectus relating to the Spin-Off to the JSG shareholders after the effectiveness of the registration statement relating to the Spin-Off and as otherwise required by law.

  (iv)
  In the event that the Spin-Off has been approved by JSG Shareholders but for practical reasons it has not been possible to obtain the Final Court Order (as defined below) by the date falling 60 days after the date of issue of the Offer Document, the parties agreed to seek jointly the consent of the Panel to an appropriate extension of the period under the Irish Takeover Rules for satisfaction of the terms and conditions of the Offer set out in the Rule 2.5 Announcement (the "Conditions") (but in no event shall the period be extended beyond a date that is 114 days after the Rule 2.5 Announcement) to enable JSG to take (subject to the provisions of paragraphs (i) and (ii) of the section below entitled "The Spin-Off") all necessary steps to implement the Spin-Off prior to the date to which the Panel has been requested to extend the date for satisfaction of all Conditions.

  (v)
  MDCP Acquisitions will declare the Offer unconditional in all respects upon the fulfilment of Conditions (a) to (i) inclusive and Condition (m) provided that (i) at such time all of the other Conditions (other than Condition (k)) are then either satisfied, fulfilled or waived by MDCP Acquisitions and (ii) the Spin-Off is implemented concurrently with the Offer being declared unconditional in all respects.

  (vi)
  If the Offer becomes unconditional in all respects, MDCP Acquisitions will promptly thereafter, to the extent that the Offer then or subsequently satisfies the requirements of Section 204(1) of the 1963 Act, give notice in the prescribed form to all dissenting shareholders (as defined in Section 204(8) of the 1963 Act) pursuant to Section 204(1) of the 1963 Act that it desires to acquire the beneficial ownership of the JSG shares of each such dissenting shareholder and take all necessary steps under Section 204 of the 1963 Act to acquire the JSG Shares of such dissenting shareholders.

  (vii)
  MDCP Acquisitions will not reduce the requirement in Condition (a) that it receives valid acceptances in respect of not less than 80 per cent. in nominal value of the JSG Shares Affected (as defined in Condition (a)) without the prior written consent of JSG (such consent not to be unreasonably withheld or delayed).

  (viii)
  JSG will promptly provide MDCP Acquisitions with such information concerning JSG, its subsidiaries and subsidiary undertakings and their respective shareholders as may be required to be included in the Offer Document.

  (ix)
  MDCP Acquisitions will promptly provide JSG with such information concerning the MDCP Acquisitions Group and its shareholders as may be required to be included in the Spin-Off Circular, the Schedule 14D-9 and the Prospectus.

  (x)
  JSG will procure that the Schedule 14D-9, the Spin-Off Circular and the Offer Document contain all particulars relating to JSG, SSCC and MDCP Acquisitions required to comply in all material respects with all applicable statutory and other legal provisions and the rules and regulations made thereunder including the rules and regulations of the SEC and the listing rules of the Irish Stock Exchange and the UK Listing Authority, and JSG will procure that all information in the Schedule 14D-9, the Spin-Off Circular and the Prospectus will be substantially in accordance with the facts and will not omit anything material likely to affect the import of that information.

  (xi)
  MDCP Acquisitions will procure that the Offer Document contains all particulars relating to MDCP Acquisitions and JSG required to comply in all material respects with all applicable statutory and other legal provisions and the rules and regulations made thereunder including the Irish Takeover Rules and the rules and regulations of the SEC, and MDCP Acquisitions will procure that all information in the Offer Document will be substantially in accordance with the facts and will not omit anything material likely to affect the import of that information.

    The Spin-Off

            In addition, subject only to the Independent Directors not having withdrawn or adversely modified their recommendation that JSG shareholders accept the Offer (the "Offer Recommendation") JSG has agreed as follows:

  (i)
  to implement the Spin-Off in accordance with the memorandum in the agreed form describing the steps to be taken by the JSG Group prior to, and to procure the implementation of the Spin-Off (to the extent permitted by law, rule or regulation of any applicable governmental or quasi-governmental, supranational, statutory, regulatory or investigative body, including any national anti-trust or merger control authorities, court or tribunal in any jurisdiction), concurrently with the Offer being declared unconditional in all respects;

  (ii)
  to take all necessary actions to convene the EGM;

  (iii)
  to use all reasonable efforts following the issue of the Rule 2.5 Announcement (a) to have the registration statement of SSCC filed with the SEC relating to the Spin-Off (the "Registration Statement") declared effective in accordance with Section 8(a) of the Securities Act, (b) to keep the Registration Statement continuously effective, supplemented, amended and current in conformity with the requirements of the Securities Act and the rules and regulations thereunder until as the Spin-Off Effective Date (as defined below) and (c) (if required) to obtain the approval of the Spin-Off Circular by the Irish Stock Exchange and the UK Listing Authority;

  (iv)
  to, concurrently with the commencement of the Offer, issue the Spin-Off Circular and the Schedule 14D-9 to JSG Shareholders, subject to the approvals set forth in Paragraph (iii) above);

  (v)
  to make an application under Section 73(3) of the 1963 Act for a direction that Section 73(2) shall not apply and to the extent required consult with MDCP Acquisitions regarding the likely composition of the list of creditors which is required to be settled by the Court pursuant to Section 73(2) (b) of the 1963 Act;

  (vi)
  to promptly after the EGM (assuming approval of the Resolutions by the requisite majority of JSG shareholders), present a petition or petitions (the "Petition") to the Court to sanction the Capital Reduction and Spin-Off and confirming the cancellation of share capital in connection therewith under Section 72 of the 1963 Act (the "Final Court Order") and issue a notice of motion for directions and file any grounding affidavits required requesting the Court to issue directions in relation to the date to be fixed for the hearing of the Petition and for such further and other directions and orders as the Court deems fit;

  (vii)
  to promptly after the issue of directions by the Court proceed with the Petition for the purposes of obtaining the Final Court Order;

  (viii)
  following the making of the Final Court Order, JSG will, concurrently with the Offer being declared unconditional in all respects, deliver an office copy of the Final Court Order and the minute required by Section 75 of the 1963 Act for registration to the Companies Registration Office, Dublin, (the "Filing") (the date of registration of the Final Court Order as evidenced by the issuance by the Companies Registration Office of a certificate of registration being the "Spin-Off Effective Date");

  (ix)
  to provide MDCP Acquisitions on a timely basis with drafts, and final forms, of all documents to be filed with the High Court in connection with the Capital Reduction;

  (x)
  to consult with MDCP Acquisitions regarding the conduct of all court proceedings in connection with the Capital Reduction and advise MDCP Acquisitions of the dates of any such hearings;

  (xi)
  to be represented in court by counsel selected by JSG from the Agreed Counsel List or such counsel as the parties may agree (such agreement not to be unreasonably withheld) on the hearing of the Petition and any other hearings in connection with the Capital Reduction;

  (xii)
  to execute and do and use all reasonable endeavours to cause to be executed and done all such other documents, acts and things as may be necessary to be executed or done by it for the purpose of giving effect to the Capital Reduction and the Spin-Off; and

  (xiii)
  JSG will procure that the JSG Shares held by a wholly owned subsidiary of JSG will, to the extent not utilised in satisfying obligations of the JSG Group under the JSG Share Option Schemes, be cancelled by the Spin-Off Effective Date.

    Recommendations

            JSG agreed, subject to the obligations of the Independent Directors under the Irish Takeover Rules and unless the Independent Directors determine in good faith (after taking independent advice under Rule 3.1 of the Irish Takeover Rules from the independent financial adviser or advisers to the Independent Directors) that their fiduciary duties require them to do otherwise, not to withdraw or adversely modify in any respect its recommendation of the Spin-Off Circular. JSG also agreed to notify MDCP Acquisitions prior to the Independent Directors withdrawing or adversely modifying their recommendation of the Spin-Off Circular. Subject to the obligations of the Independent Directors under the Irish Takeover Rules and unless the Independent Directors determine in good faith (after taking independent advice under Rule 3.1 of the Irish Takeover Rules from the independent financial adviser or advisers to the Independent Directors) that their fiduciary duties require them to do otherwise, JSG agreed to provide MDCP Acquisitions with a letter on behalf of the Independent Directors containing such recommendation for inclusion in the Offer Document. Subject to the obligations of the Independent Directors under the Irish Takeover Rules and unless the Independent Directors determine in good faith (after taking independent advice under Rule 3.1 of the Irish Takeover Rules from the independent financial adviser or advisers to the Independent Directors) that their fiduciary duties require them to do otherwise, the Independent Directors' recommendation of the Offer will not be withdrawn or adversely modified in any respect. In making any such determination, the Independent Directors will be entitled to take into account their fiduciary duties to JSG shareholders in relation to unanticipated adverse effects to JSG shareholders occurring on account of the Spin-Off (but excluding fluctuations in the SSCC share price). JSG agreed to notify MDCP Acquisitions prior to the Independent Directors withdrawing or adversely modifying their recommendation of the Offer.

    Co-operation by the Parties

            Subject to the terms and conditions of the Transaction Agreement, each of JSG and MDCP Acquisitions will consult with the other and will procure that each member of their respective groups will cooperate in implementing the Spin-Off and the Offer in a manner consistent with the Transaction Agreement, including:

  (i)
  the parties will co-operate in the preparation of the Spin-Off Circular, the Schedule 14D-9 and the Prospectus (and any other circular to be issued by JSG to JSG shareholders in relation to the Spin-Off or the Offer);

  (ii)
  the parties will co-operate in the preparation of this document (and any other document to be issued by MDCP Acquisitions to JSG Shareholders in relation to the Offer);

  (iii)
  the parties will use all reasonable endeavours to ensure that the Spin-Off Circular, the Schedule 14D-9 and this document are circulated to JSG shareholders at the same time and in a coordinated manner and that the Prospectus is circulated to JSG shareholders in accordance with applicable law;

  (iv)
  each party shall promptly provide to the other party such information relating to it, its subsidiaries and subsidiary undertakings, and any of its or their respective directors or employees as the other party may reasonably request, whether for inclusion in any document required for purposes of the Offer or the Spin-Off or in relation to any application, clearance, confirmation, consent or other matter made or sought by or on behalf of a party or any of its respective subsidiaries to or from any third party in connection with the Offer or Spin-Off;

  (v)
  each party will, in consultation with the other, prepare and submit to the other for review prior to the issue, execution or dispatch of the relevant documentation referred to below:

  (A)
  in the case of JSG, the Spin-Off Circular, the Schedule 14D-9 and the Prospectus;

  (B)
  in the case of MDCP Acquisitions, the Offer Document; and

  (C)
  with respect to any regulatory clearances, confirmations, consents or other matters required to implement the Offer or the Spin-Off or to satisfy any of the Conditions, subject to any legal restrictions, any and all:

  (1)
  applications for such clearances, confirmations, consents or other matters; and

  (2)
  all formal submissions to and other relevant material correspondence with relevant authorities relating to such clearances, confirmations, consents or other matters; and

  (vii)
  each party will promptly review and provide comments on all documentation submitted to it by way of consultation pursuant to the foregoing agreements.

            To the extent consistent with the operating duties of JSG's management and unless the Independent Directors determine in good faith (after taking independent advice under Rule 3.1 of the Irish Takeover Rules from the independent financial advisers or advisers to the Independent Directors) that their fiduciary duties require them to do otherwise, JSG will (a) reasonably cooperate with MDCP Acquisitions in connection with the financing to be obtained by MDCP Acquisitions in connection with the Offer including, without limitation, (i) providing MDCP Acquisitions's financing sources with all financial information reasonably requested by them, (ii) making JSG's senior officers available to, and if necessary, instructing its accounting and legal advisers to make themselves, reasonably available to MDCP Acquisitions's financing sources, (iii) making JSG's senior officers available to participate to the extent reasonable in due diligence sessions and presentations related to financing (including roadshow and rating agency presentations) and (iv) assisting to the extent reasonable in the preparation of one or more offering documents to be used in connection with the financing.

    Other Agreements and Covenants

            Except as expressly contemplated by the Transaction Agreement or as agreed to in writing by JSG and MDCP Acquisitions, JSG and MDCP Acquisitions have agreed that during the period from the date of the Transaction Agreement to the date on which the Offer becomes unconditional in all respects (or, if earlier, until termination of the Transaction Agreement):

  (i)
  the business and operations of JSG and its subsidiaries will be conducted only in the ordinary and usual course generally consistent with past practice and JSG and its subsidiaries will use all reasonable endeavours to preserve intact their current business organisations; and

  (ii)
  JSG will not, and will not permit any of its subsidiaries to, knowingly take, or agree or commit to take, any action that would, or is reasonably likely to result in any of the Conditions not being satisfied.

            Each of MDCP Acquisitions and JSG shall promptly notify the other in writing of (i) receipt of any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by the Transaction Agreement, (ii) any event, circumstance, change, fact or occurrence of which it becomes aware that will or is reasonably likely to result in one of the Conditions not being satisfied and (iii) any material claims, actions, proceedings or governmental investigations of which it becomes aware, involving or affecting the MDCP Acquisitions Group or the JSG Group, as the case may be, or any of their material properties or material assets.

            MDCP Acquisitions will use all reasonable endeavours to procure the fulfilment of Conditions (a) to (i) inclusive; provided, however, that nothing in this paragraph shall require MDCP Acquisitions to increase the consideration payable under the Offer as set out in the Rule 2.5 Announcement.

            JSG will use all reasonable endeavours to procure the fulfilment of Conditions (b) to (i) inclusive.

    Access to JSG's Business

            Subject to the obligations of the Independent Directors under the Irish Takeover Rules and unless the Independent Directors determine in good faith (after taking independent advice under Rule 3.1 of the Takeover Rules from the independent financial advisers or advisers to the Independent Directors) that their fiduciary duties require them to do otherwise, until the earlier to occur of (i) the Spin-Off Effective Date and (ii) termination of the Transaction Agreement, JSG agreed that it will, subject to MDCP Acquisitions giving reasonable prior notice to JSG and provided that JSG shall have the right to accompany MDCP Acquisitions and its representatives during any such access, give MDCP Acquisitions and its representatives reasonable access during normal business hours to the major facilities of the JSG Group in the context of operational and forward planning and promptly make available to MDCP Acquisitions copies of such material documents and information with respect to the JSG Group and the operations of the JSG Group as MDCP Acquisitions representatives may reasonably request in the context of operational and forward planning.

    Termination

            Without prejudice to such obligations as MDCP Acquisitions may have under the Takeover Act and Takeover Rules, MDCP Acquisitions will be entitled to terminate the Transaction Agreement by notice in writing to JSG if: (a) the Independent Committee's recommendation of the Spin-Off is adversely modified or is withdrawn; or (b) the Independent Committee's recommendation of the Offer is adversely modified or is withdrawn; or (c) the Resolutions are not passed at the EGM; or (d) the Offer Document is not issued (i) within 28 days following the Rule 2.5 Announcement in circumstances where (x) the Registration Statement becomes effective within such 28 days and JSG is in a position to send to JSG shareholders the Spin-Off Circular, the Schedule 14D-9 and the Prospectus within such 28 days or (y) the SEC does not require the Prospectus to be sent to JSG shareholders prior to the EGM and JSG is in a position to send to JSG shareholders the Spin-Off Circular and the Schedule 14D-9 within such 28 days or (ii) if the Registration Statement is not effective within such 28 days and the SEC requires the Prospectus to be sent to JSG shareholders prior to the EGM, within the earlier of (x) seven days after the Registration Statement becomes effective and (y) 75 days following the Rule 2.5 Announcement; or (e) the Offer does not become unconditional in all respects within 66 days after the later of the Offer Document or the Spin-Off Circular is issued, or (f) the Offer lapses or is withdrawn in accordance with the Irish Takeover Rules; or (g) JSG materially breaches the Transaction Agreement which breach, if capable of being remedied, has not been remedied within 10 Irish Business Days of the date of service of written notice by MDCP Acquisitions requiring the breach to be remedied.

            JSG will be entitled to terminate the Transaction Agreement by notice in writing to MDCP Acquisitions if: (a) the Independent Committee's recommendation of the Offer is adversely modified or is withdrawn; or (b) the Resolutions are not passed at the EGM; or (c) the Offer Document is not issued (i) within 28 days following the Rule 2.5 Announcement in circumstances where (x) the Registration Statement becomes effective within such 28 days and JSG is in a position to send to JSG Shareholders the Spin-Off Circular, the Schedule 14D-9 and the Prospectus within such 28 days or (y) the SEC does not require the Prospectus to be sent to JSG shareholders prior to the EGM and JSG is in a position to send to JSG shareholders the Spin-Off Circular and the Schedule 14D-9 within such 28 days or (ii) if the Registration Statement is not effective within such 28 days and the SEC requires the Prospectus to be sent to JSG shareholders prior to the EGM, within the earlier of (x) seven days after the Registration Statement becomes effective and (y) 75 days following the Rule 2.5 Announcement; or (d) if the Offer does not become unconditional in all respects within 66 days after the later of the Offer Document or of the Spin-Off Circular is issued; or (e) the Offer lapses or is withdrawn in accordance with the Irish Takeover Rules; or (f) MDCP Acquisitions materially breaches the Transaction Agreement which breach, if capable of being remedied, has not been remedied within 10 Business Days of the date of service of written notice by JSG requiring the breach to be remedied.

Expense Reimbursement Agreement

            Pursuant to a letter agreement dated 7 May 2002, as subsequently amended by letter agreement dated 17 June 2002, JSG has agreed to pay MDCP an amount equal to all reasonable third party costs and out-of-pocket expenses incurred in connection with MDCP's offer and in connection with MDCP's due diligence in relation to the JSG Group and in connection with the Offer on the following basis:

  (i)
  in the case of third party expenses in connection with due diligence, up to an amount equal to US$2 million; and

  (ii)
  in the case of expenses in connection with MDCP's offer, without duplication of amounts paid pursuant to (i) above, up to an amount equal to one per cent. of the value of the offer, excluding the value of the Spin-Off if:

  (A)
  the Independent Directors withdraw or adversely modify their recommendation of the offer (other than by reason of a failure by MDCP Acquisitions to comply with its obligations under the Irish Takeover Rules) and thereafter the offer lapses or is withdrawn; or

  (B)
  the offer, having been announced, is not made, lapses or is withdrawn, as a result of a competing offer being announced, made or pre-conditionally made prior to the offer lapsing or being withdrawn and if such competing offer subsequently becomes or is declared unconditional in all respects.

            The aggregate amount of the obligations of JSG to reimburse expenses incurred by MDCP will in no event exceed an amount equal to one per cent. of the value of the offer as defined in the letter agreement dated 7 May 2002, as subsequently amended by letter agreement dated 17 June 2002. Originally, the agreement provided that MDCP's offer included the spin-off of the SSCC shares but the Panel decided that the proposed one per cent. fee payable to MDCP should be calculated by reference only to the value of the offer to be made by MDCP to JSG shareholders. Specifically, the fee should not be calculated by reference to any value to be attributed to the hive-off of the JSG interest in SSCC.

            JSG also agreed not to solicit, encourage or otherwise seek to procure any competing offer for JSG during the six weeks following the execution of the Expense Reimbursement Agreement. JSG and MDCP agreed that, in the event that MDCP announced an offer for JSG pursuant to Rule 2.5 of the Irish Takeover Rules that was recommended by the Independent Directors, the non-solicitation period would be extended until such time as the offer closed, lapsed or was withdrawn. This non-solicitation period has therefore been extended until the offer terminates, lapses or is withdrawn by MDCP Acquisitions. For purposes of this agreement, a competing offer includes any offer, scheme of arrangement, recapitalisation or other transaction that would result in a third party owning more than 50 per cent. of JSG's voting securities or a sale or transfer of all or substantially all of JSG's assets to a third party. JSG further agreed to notify MDCP of any acquisition-related inquiries received from third parties until such time as the Offer closes, lapses or is withdrawn and to only provide such inquirers with information to the extent required by the Irish Takeover Rules. The agreement provides that it shall not in any way restrict JSG from dealing in accordance with its obligations under the Takeover Act or Irish Takeover Rules, with any offer or potential offer made by a party other than MDCP.

13.      Financing

            The total amount of funds required by MDCP Acquisitions to purchase, pursuant to the Offer, all of the issued and to be issued share capital of JSG is estimated to be approximately €2,460 million. The foregoing assumes full acceptance of the Offer and that all outstanding in-the-money options under the JSG Share Option Schemes have been exercised. Moreover, the fees and expenses of the Offer are estimated to be approximately €179.3 million. See paragraph 18 of this Appendix I. In addition, MDCP Acquisitions expects to extinguish and/or assume existing debt of JSG or its subsidiaries in an aggregate amount of approximately €1,550 million. MDCP Acquisitions has undertaken to obtain a portion of the funds needed for the Offer from an equity contribution from MDCP Acquisitions plc, which will receive equity contributions from MDCP Global LP and the Management Investors, and a portion of the funds from the proceeds of drawdowns under new senior credit facilities and a bridge facility. The Offer is not subject to a financing condition.

    Equity Commitment Letter

            By letter dated 17 June 2002, MDP, on behalf of itself and MDCP agreed that it or one of its affiliated designees would purchase equity securities and/or make a capital contribution to MDCP Acquisitions for an aggregate amount of €732 million in cash. MDCP's obligation to make such purchase or capital contribution is subject to the Offer being declared unconditional in all respects not later than 60 days after the posting of this Offer Document and in any event not later than the Certain Funds Period (as defined below) with respect to the Interim Facility and MDP shall be satisfied, acting reasonably, that all of the conditions under the Interim Facility described below for the advancement of funds to purchase JSG Securities have been satisfied. Such capital contribution will be made to MDCP Global LP. MDP and its affiliates may assign any of their rights under the equity commitment letter to a co-investor unaffiliated with MDP and MDP's commitment amount will be correspondingly reduced. MDP's commitment amount will also be reduced by the amount of the Management Investors' equity commitment.

    Credit Facilities

            In order to satisfy the requirements of the Irish Takeover Rules for certain funds, MDCP Acquisitions has entered into an interim credit facility with Deutsche Bank and Merrill Lynch that provides for borrowings of up to €2,650 million (the "Interim Facility"). The Interim Facility is available to MDCP Acquisitions from the date of the announcement of the Offer until the earlier of (i) 45 days after the Offer becomes unconditional in all respects, (ii) the date the Offer is withdrawn or lapses, (iii) four months following the date on which this Offer Document was posted or (iv) 12 November 2002 (such period, the "Certain Funds Period"). The proceeds of the Interim Facility may be used by MDCP Acquisitions to pay a portion of the cash consideration for the Offer, to refinance existing debt of JSG and its subsidiaries, to pay certain fees and expenses in connection with the Offer and to provide for working capital. Deutsche Bank and Merrill Lynch will not have the right to cancel or terminate during the Certain Funds Period the Interim Facility if the effect would be to limit the making of advances during the Certain Funds Period needed to purchase all of the issued and to be issued share capital of JSG and to pay some limited fees and expenses. MDCP Acquisitions will pay interest under the Interim Facility at a rate per annum equal to (i) 2.75 per cent. per annum, plus (ii) the Additional Cost (as defined in the Facility Letter), plus (iii) EURIBOR. The Additional Cost is a weighted average based upon the rates for each lender, calculated in accordance with the Facility Letter. The Interim Facility will be secured by all of the assets of MDCP Acquisitions, MDP Acquisitions plc and MDCP Acquisitions plc. Availability of borrowings under the Interim Facility are conditioned upon, among other things, the Offer being declared unconditional in all respects. In addition, if certain representations and warranties are incorrect when made or repeated on the date on which MDCP

Acquisitions requests an advance under the Interim Facility, the lenders thereunder will not be required to make any such advances.

            The Interim Facility is expected to be replaced prior to the completion of the Offer with senior secured credit facilities that will provide for borrowings of up to €2,525 million by MDCP Acquisitions, consisting of a multiple tranche term facility and a revolving credit facility and a €125 million term loan to an affiliate of MDCP Acquisitions (collectively, the "Final Credit Facilities"). The term facilities will be drawn pro rata and may be used to finance the Offer, including limited fees and expenses incurred in connection therewith, and to refinance existing debt of JSG and its subsidiaries. The revolving facility may be drawn to fund JSG and its subsidiaries' working capital following the offer, including refinancing any of JSG's and its subsidiaries' working capital debt.

            The term facilities and revolving facility will generally mature within seven to nine years after the first drawdown. The Final Credit Facilities will be secured by all of the assets and undertakings of MDCP Acquisitions, MDCP Acquisitions plc and JSG and its subsidiaries (subject to certain exceptions).

            The availability of the Final Credit Facilities are subject to various customary representations and warranties, financial covenants, events of default and a change of control provision. The availability of the Final Credit Facilities are also conditioned upon various conditions, including the Offer being declared unconditional in all respects. In addition, if certain representations and warranties are incorrect when made or repeated on the date on which MDCP Acquisitions requests an advance under the Final Credit Facilities, the lenders thereunder will not be required to make any such advances.

            MDCP Acquisitions will also obtain funds from a €1,150 million bridge facility (the "Bridge Facility") with Deutsche Bank and Merrill Lynch. The Bridge Facility matures on the earlier of one year from the initial funding date of the Bridge Loans and the closing date of any permanent financing. The proceeds of the Bridge Facility will be used to finance, in part, the cash consideration for the Offer. The availability of the Bridge Facility is conditioned upon various conditions, including the condition that the Offer be declared unconditional in all respects. MDCP Acquisitions plc has undertaken to refinance the Bridge Facility with permanent financing.

            MDCP Acquisitions intends to repay the indebtedness incurred under the Final Credit Facilities and the Bridge Facility in connection with the Offer through cash flow from operations. Except as described herein, there are no specific plans or arrangements to refinance or repay this indebtedness.

            Final documents relating to the Final Credit Facilities and Bridge Facility are still being negotiated among the parties and, once finalised and effective, will be filed as an exhibit to the MDCP Affiliated Parties' Schedule TO.

14.      Market quotations

            The following table sets out, for the periods indicated, (i) the reported highest and lowest closing prices for JSG Shares on the Irish Stock Exchange as derived from the Daily Official List of the Irish Stock Exchange and (ii) the high and low closing sales prices for JSG ADSs on the New York Stock Exchange as obtained from Bloomberg LP. Each JSG ADS represents ten JSG Shares. For current price information, holders of JSG Shares and JSG ADSs are urged to consult publicly available sources.

	JSG Shares (euro)		JSG ADSs (US$)
	High	Low	High	Low
Calendar 2000
First Quarter	3.35	2.10	33.87	20.50
Second Quarter	2.65	1.74	25.63	17.00
Third Quarter	2.30	1.78	21.06	16.63
Fourth Quarter	2.18	1.83	20.25	16.63
Calendar 2001
First Quarter	2.27	1.82	21.88	16.60
Second Quarter	2.39	1.87	20.20	16.70
Third Quarter	2.45	1.83	23.00	17.10
Fourth Quarter	2.55	1.89	19.85	17.35
Calendar 2002
First Quarter	2.75	2.35	24.99	20.25
Second Quarter	3.22	2.51	31.50	22.50
Third Quarter (through 2 July 2002)	3.10	3.09	31.10	30.24

            The following table sets forth the cash dividends per share paid on JSG Shares in 2000 and 2001, the first two quarters of 2002 and the third quarter of 2002 (through 2 July 2002).

	Dividends Paid (€ cent)
Calendar 2000
First Quarter	—
Second Quarter	—
Third Quarter	3.96	c
Fourth Quarter	2.5	c
Calendar 2001
First Quarter	—
Second Quarter	4.44	c
Third Quarter	—
Fourth Quarter	2.625	c
Calendar 2002
First Quarter	—
Second Quarter	4.662	c
Third Quarter (through 2 July 2002)	—

            Following the completion of the Offer and the Compulsory Acquisition, JSG will be a privately held company, wholly owned by MDCP Acquisitions, and it is not anticipated that it will regularly pay dividends.

            JSG has not made an underwritten public offering of securities for cash during the past three years that was registered under the Securities Act.

15.      United States federal income taxation

            See discussion of United States federal income taxation in paragraph 12 to Appendix VIII to this document.

16.      Legal and regulatory matters

(a)      General

            Except as set out herein and for the requirement to comply with the Irish Takeover Rules and with applicable US federal securities laws, MDCP Acquisitions is not aware of (i) any license or regulatory permit that appears to be material to the business of JSG taken as a whole, which might be adversely affected by MDCP Acquisitions' acquisition of JSG Securities as contemplated herein, or

(ii) any approval or other action by any domestic or foreign governmental, administrative or regulatory agency or authority that appears to be material to JSG taken as a whole, and required for the acquisition or ownership of JSG Securities by MDCP Acquisitions as contemplated herein. Should any such approval or other action be required, MDCP Acquisitions currently contemplates that such approval or other action would be sought. There can be no assurance that any such approval or other action, if needed, would be obtained without substantial conditions being attached thereto or that failure to obtain any such approval or other action might not result in consequences adverse to JSG's or MDCP Acquisitions's business.

(b)      Merger laws

            Notification of the Offer to the Minister for Enterprise, Trade and Employment of Ireland (the "Minister") will be required under the Mergers Act, which provides that the transaction may not be completed prior to clearance by the Minister. The Offer is therefore conditional on approval of the transaction by the Minister on terms satisfactory to MDCP Acquisitions and on no conditions being imposed which MDCP Acquisitions considers unsatisfactory (acting reasonably).

(c)      US Antitrust Laws

            Under the provisions of the US Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), applicable to the Offer, the acquisition of JSG Shares under the Offer may be completed after the expiration of a 15-calendar day waiting period commenced by the filing by MDCP Acquisitions of a Notification and Report Form with respect to the Offer, unless MDCP Acquisitions receives a request for additional information or documentary material from the Antitrust Division of the US Department of Justice (the "Antitrust Division") or the Federal Trade Commission ("FTC") or unless early termination of the waiting period is granted. MDCP Acquisitions expects to make such filing as soon as practicable after the date hereof. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information or material from MDCP Acquisitions concerning the Offer, the waiting period will be extended and would expire at 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance by MDCP Acquisitions with such request. Only one extension of the waiting period pursuant to a request for additional information is authorised by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of MDCP Acquisitions. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the Antitrust Division or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay completion of the transaction while such negotiations continue. Expiration or termination of the applicable waiting period under the HSR Act is a condition to MDCP Acquisitions' obligation to accept for payment and pay for the JSG Shares in respect of which valid acceptances have been received pursuant to the Offer.

            The Compulsory Acquisition would not require an additional filing under the HSR Act if MDCP Acquisitions owns 50 per cent. or more of the outstanding JSG Shares at the time of the Compulsory Acquisition or if the Compulsory Acquisition occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

(d)      Laws of certain jurisdictions

            JSG and certain of its subsidiaries may be deemed to conduct business in certain countries in addition to Ireland, the United Kingdom and the United States where regulatory filings or approvals may be required in connection with the Offer. Certain of such filings or approvals, if required, may not be made or obtained prior to the expiry of the Offer. There is no assurance that any such approvals would be obtained or that adverse consequences to MDCP Acquisitions' or JSG's business might not result from a failure to obtain such approvals or from conditions that might be imposed in connection therewith.

17.      Persons retained, employed, compensated or used

            Deutsche Bank is acting as financial adviser to MDCP Acquisitions in connection with the Offer. Deutsche Bank will receive a fee as compensation for its services as financial adviser to MDCP Acquisitions.

            Deutsche Bank and Merrill Lynch are market makers for the JSG Securities and may continue to act as such during the pendency of the Offer. Purchases of JSG Securities for market-making purposes have been made outside of the Offer by Deutsche Bank and Merrill Lynch, either directly or through nominees or brokers, prior to the date of this Offer Document. Deutsche Bank and Merrill Lynch may make further purchases of, or arrangements to purchase, JSG Securities outside the Offer, either directly or through a nominee or broker, during the Offer. Information regarding such purchases of JSG Securities outside of the Offer has been and will continue to be disclosed through the Regulatory News Service in London to the extent that this information is required to be made public in Ireland. Deutsche Bank and Merrill Lynch will provide information regarding market-making purchases of JSG Shares outside of the Offer on request to holders or beneficial owners of JSG Securities resident in the United States without charge to such persons. Deutsche Bank and Merrill Lynch have received exemptive relief from the staff of the SEC permitting such market-making purchases during the pendency of the Offer notwithstanding Rule 14e-5 under the US Securities Exchange Act of 1934. All such purchases and arrangements to purchase will be made in accordance with applicable laws and regulations in Ireland and the rules of the London Stock Exchange.

            Pursuant to an agreement to be dated on or about the date of this document (the "US Dealer Manager Agreement"), MDCP Acquisitions has retained Deutsche Bank Securities Inc. as Dealer Manager for the Offer in the United States to perform those services in connection with the Offer as are customarily performed in the United States by investment banking firms acting as dealer manager in connection with offers of a like nature. No additional fee will become payable by MDCP Acquisitions under the terms of the US Dealer Manager Agreement. In addition, under the terms of the US Dealer Manager Agreement, MDCP Acquisitions agreed to indemnify the Dealer Manager and certain other persons against certain liabilities and expenses that may be incurred in connection with the Offer, including liabilities under the US federal securities laws.

            MDCP Acquisitions has retained Capita Corporate Registrars Plc as the Irish Receiving Agent, JPMorgan Chase Bank as the US Depositary, Innisfree M&A Incorporated as the Information Agent. MDCP Acquisitions will pay the Irish Receiving Agent, the US Depositary, and the Information Agent reasonable and customary compensation for their services in connection with the Offer, together with reimbursement of out-of-pocket expenses. MDCP Acquisitions will indemnify the Irish Receiving Agent, the US Depositary and the Information Agent against certain liabilities and expenses in connection therewith, including liabilities under the US federal securities laws. Brokers, dealers, commercial banks and trust companies will be reimbursed by MDCP Acquisitions for customary mailing and handling expenses incurred by them in forwarding material to their customers.

            MDCP Acquisitions will not pay any fees or commissions to any broker or dealer or any other person for soliciting acceptances of the Offer (other than as described above).

18.      Fees and expenses

            Estimated fees and expenses to be incurred in connection with the Offer are as follows (in € millions):

Financing fees and expenses(1)	68.7
Advisory and sponsor fees and expenses	51.0
Legal, accounting and consulting fees and expenses	33.0
Irish stamp duty	20.0
Depositary and paying agent fees and expenses	0.3
SEC filing fee	0.5
Printing and mailing costs	0.4
Other regulatory filing fees	0.4
Miscellaneous expenses	5.0

Total	179.3

(1)
Does not include expected financing fees related to the refinancing of the Bridge Facility.

            MDCP Acquisitions and JSG, which will be a wholly owned subsidiary of MDCP Acquisitions following the Offer becoming or being declared unconditional and the completion of the Compulsory Acquisition, will be responsible for all of the foregoing fees and expenses if the Offer becomes or is declared unconditional. If the Offer does not become, or is not declared unconditional, each of JSG, on the one hand, and MDCP Acquisitions and MDP, on the other, would pay its own fees and expenses, provided that JSG would be obligated under certain circumstances to reimburse MDCP Acquisitions and MDP for certain of their expenses. See paragraph 12 above under the heading "Description of agreement related to the Offer—Expense Reimbursement Agreement."

19.      Provisions for unaffiliated security holders

            No provision has been made to grant unaffiliated holders of JSG Securities access to the corporate files of JSG, or to obtain counsel or appraisal services at the expense of JSG.

APPENDIX II

CONDITIONS AND FURTHER TERMS OF THE OFFER

Part A: Conditions of the Offer

            The Offer, which is being made by MDCP Acquisitions and by Deutsche Bank, on its behalf outside the United States, complies with the Irish Takeover Rules, the respective rules and regulations of the Irish Stock Exchange, the London Stock Exchange and the UK Listing Authority and with relevant US federal securities laws and the rules and regulations made thereunder (except to the extent that an exemption is available or relief has been granted to MDCP Acquisitions or MDCP Acquisitions shall determine that such laws, rules and regulations do not apply). The Offer and any acceptances thereunder are governed by Irish law and are subject to the non-exclusive jurisdiction of the courts of Ireland.

            The Offer is subject to the following conditions:

  (a)
  valid acceptances being received (and not, where permitted, withdrawn) by not later than 1.00 p.m. (Dublin time), 8.00 a.m. (New York City time) on the initial closing date (or such later time(s) and/or date(s) as MDCP Acquisitions may, subject to the Irish Takeover Rules and any applicable US securities laws, decide) in respect of not less than 80 per cent. (or such lower percentage as MDCP Acquisitions may decide, save that MDCP Acquisitions may not lower the percentage without the prior written consent of JSG, provided that such consent shall not be unreasonably withheld or delayed) in nominal value of the JSG Shares Affected, provided that this condition shall not be satisfied unless MDCP Acquisitions shall have acquired or agreed to acquire (whether pursuant to the Offer or otherwise) JSG Shares carrying in aggregate more than 50 per cent. of the voting rights then exercisable at a general meeting of JSG and provided further that, unless MDCP Acquisitions otherwise determines, this condition (a) shall be capable of being satisfied only at a time when all of the other conditions (b) to (w) inclusive have been either satisfied, fulfilled or, to the extent permitted, waived.

          For the purposes of this condition:

      (i)
      any JSG Shares which have been unconditionally allotted shall be deemed to carry the voting rights they will carry upon their being entered in the register of members of JSG; and

      (ii)
      the expression "JSG Shares Affected" shall mean:

      (A)
      JSG Shares issued or allotted on or before the date the Offer is made, but excluding any JSG Shares cancelled after the date the Offer is made; and

      (B)
      JSG Shares issued or allotted after that date but before the time at which the Offer closes, or such earlier date as MDCP Acquisitions may, subject to the Irish Takeover Rules and any applicable US securities laws, decide (not being earlier than the date on which the Offer becomes unconditional as to acceptances or, if later, the initial closing date), but excluding any JSG Shares cancelled after the date the Offer is made, but excluding any JSG Shares which, on the date the Offer is made, are held in the beneficial ownership of MDCP Acquisitions within the meaning of Section 204 of the 1963 Act;

  (b)
  the Minister for Enterprise, Trade and Employment of Ireland (or her successor as the relevant regulator) (the "Minister") having stated in writing, pursuant to Section 7(a) of the Mergers Act, that she does not intend to make an order under Section 9 of that Act in relation to the Offer or its implementation or, in the event of the Minister making an order under Section 9 prohibiting the Offer or its implementation except on conditions specified in the said order, such conditions being acceptable to MDCP Acquisitions (acting reasonably) or, in the event of no order being made and the Minister not stating in writing that she does not intend to make such an order, the relevant period within the meaning of Section 9 of the Mergers Act having elapsed;

  (c)
  all filings having been made and all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, of the United States and the regulations thereunder shall have terminated or expired, in each case in connection with the Offer;

  (d)
  the Autorità Garante della concorrenza e del mercato of Italy (the "Autorità") having issued a decision not to open an investigation pursuant to Article 16(6) of Law 287/90 in relation to the Offer or, if the Autorità decides to open an investigation, a decision pursuant to Article 18(2) of Law 287/90 stating that following the investigation there is no reason to prohibit the Offer or its implementation or, a decision pursuant to Article 6(2) of Law 287/90 authorising the Offer and its implementation subject to conditions, such conditions being acceptable to MDCP Acquisitions (acting reasonably);

  (e)
  the consent of the Federal Competition Commission of Mexico under the Federal Law of Economic Competition of Mexico in connection with the Offer or its implementation having been obtained/or any applicable waiting period having expired;

  (f)
  the Superintendence of Industry and Commerce of Colombia (the "SIC") not having (i) prohibited the Offer or (ii) approved the Offer subject to conditions not acceptable to MDCP Acquisitions (acting reasonably);

  (g)
  to the extent that articles L.430-1 to L.430-10 of the French "Code de commerce" are applicable, the French Minister for the Economy (or his successor as the relevant regulator) (the "Minister for the Economy") having stated in writing, pursuant to article L.430-5 I of the French "Code de commerce", that he does not intend to refer the case to the Competition council ("Conseil de la concurrence") in application of article L.430-5 III of the French "Code de commerce", or, in the event of no such statement having been made under said articles, the relevant period within the meaning of article L.430-5 IV of the French "Code de commerce" having elapsed; or, in the event of the Minister for the Economy referring the case to the "Counseil de la concurrence" in application of article L.430-5 III of the French "Code de commerce", the Minister for the Economy, pursuant to article L.430-7 IV of the French "Code de commerce", having made an order clearing the concentration, or, in the event of the Minister for the Economy making an order, together with the minister in charge of the relevant economic sector, under article L.430-7 III, of the French "Code de commerce", prohibiting the Offer or its implementation except on conditions specified in said order, such conditions being acceptable to MDCP Acquisitions (acting reasonably) or, in the event of no such statement has been made under said articles, the relevant period within the meaning of article L.430-7 V of the French "Code de commerce" having elapsed;

  (h)
  the Bundeskartellamt of Germany ("Bundeskartellamt") having approved the implementation of the Offer, or a period of one month elapsing from the filing of notification of the Offer with the Bundeskartellamt with no investigative action having been taken by the Bundeskartellamt or, if the Bundeskartellamt investigates the implementation of the Offer ("Hauptprüfungsverfahren"), a period of four months from the notification of the Offer to the Bundeskartellamt having elapsed without the Bundeskartellamt having issued an order prohibiting the Offer or the implementation of the Offer;

  (i)
  to the extent that a notification is necessary under Spanish competition law, (i) the Servicio de Defensa de la Competencia of Spain ("SDC") having issued a decision not to open a second phase investigation pursuant to Article 15(bis) of Law 16/1989 in relation to the Offer or a period of one month elapsing from the filing of notification of the Offer with the SDC with no action having been taken by the SDC; or, (ii) if the Ministry of Economy decides to open a deeper investigation (second phase), a decision pursuant to Article 17 of Law 16/1989 stating that following the investigation there is no reason to prohibit the Offer or its implementation or, a decision pursuant to Article 17 of Law 16/1989 authorising the Offer and its implementation subject to conditions, such conditions being acceptable to MDCP Acquisitions (acting reasonably) or, four months from the notification of the Offer to the SDC having elapsed without the Competition authorities having issued a decision;

  (j)
  all necessary notifications and filings having been made, all necessary waiting and other time periods (including any extensions thereof) under any applicable legislation or regulation of any jurisdiction having expired, lapsed or having been terminated (as appropriate) and all statutory or regulatory obligations in any jurisdiction having been complied with (save to an extent which would not be material (in value terms or otherwise) in the context of the Wider JSG Group taken as a whole), in each case, in connection with the Offer or the Spin-Off or their implementation and all authorisations, orders, recognitions, grants, consents, clearances, confirmations, licences, permissions and approvals in any jurisdiction ("Authorisations") reasonably deemed necessary or appropriate by MDCP Acquisitions for or in respect of the Offer or Spin-Off having been obtained on terms and in a form reasonably satisfactory to MDCP Acquisitions from all appropriate Third Parties (as defined in paragraph (o) below) (except where the consequence of the absence of any such Authorisation would not be material (in value terms or otherwise) in the context of the Wider JSG Group taken as a whole), all such Authorisations remaining in full force and effect, there being no notified intention to revoke or vary or not to renew the same at the time at which the Offer becomes otherwise unconditional and all necessary statutory or regulatory obligations in any jurisdiction having been complied with (except where the consequence of non-compliance would not be material (in value of terms or otherwise) in the context of the Wider JSG Group taken as a whole);

  (k)
  the proposed distribution of the SSCC shares owned by the JSG Group to JSG Shareholders having been implemented in accordance with the Transaction Agreement dated 17 June 2002 between MDCP Acquisitions and JSG;

  (l)
  no Third Party (as defined in paragraph (o) below) having taken any action, proceeding, suit, investigation, enquiry or reference or enacted any statute, regulation or order or having done anything which makes the Spin-Off void, illegal or unenforceable or otherwise directly or indirectly revokes the Spin-Off or imposes additional or different conditions or obligations with respect thereto (except for conditions or obligations that would not be material (in value terms or otherwise) in the context of the Wider JSG Group taken as a whole);

  (m)
  the resolution of JSG Shareholders to approve under Rule 16 of the Irish Takeover Rules the terms on which certain members of JSG's senior management will invest in MDCP Acquisitions plc (the controlling shareholder of MDCP Acquisitions) and/or the terms of their continued employment having been approved by JSG Shareholders;

  (n)
  the Transaction Agreement not having been terminated in accordance with its terms (except where the Transaction Agreement is terminated by JSG pursuant to clause 8.2(f) of the Transaction Agreement);

  (o)
  no central bank, government or governmental, quasi-governmental, supranational, statutory, regulatory or investigative body, including any national or supranational anti-trust or merger control authorities, court or tribunal in any jurisdiction (each a "Third Party") having decided to recommend, take, institute or implement any action, proceeding, suit, investigation, enquiry or reference or having made, proposed or enacted any statute, regulation or order or having done or decided to do anything which would or would reasonably be expected to:

  (i)
  make the Offer or its implementation, or the acquisition or the proposed acquisition by MDCP Acquisitions of any shares in, or control of, JSG, or any of the assets of JSG void, illegal or unenforceable under the laws of any jurisdiction, or otherwise, directly or indirectly, restrain, revoke, prohibit, materially restrict or materially delay the same or impose additional or different conditions or obligations with respect thereto (except for conditions or obligations that would not be material (in value terms or otherwise) in the context of the Wider JSG Group taken as a whole), or otherwise challenge or interfere therewith (except where the result of such challenge or interference would not have, or would not reasonably be expected to have, a material adverse effect on the Wider JSG Group taken as a whole);

    (ii)
    result in a material delay in the ability of MDCP Acquisitions, or render MDCP Acquisitions unable, to acquire some or all of the JSG Shares or require a divestiture by MDCP Acquisitions of any shares in JSG;

    (iii)
    require the divestiture by MDCP Acquisitions or by any member of the Wider JSG Group of all or any material piece or portion of the business, assets, shares or property of the Wider JSG Group taken as a whole or impose any material limitation on the ability of the Wider JSG Group (taken as a whole) to conduct its business or own its assets or properties;

    (iv)
    except where the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider JSG Group (taken as a whole), impose any limitation on or result in a material delay in the ability of MDCP Acquisitions to acquire, or to hold or to exercise effectively, directly or indirectly, all or any rights of ownership of shares (or the equivalent) in, or to exercise voting or management control over, JSG or any subsidiary or subsidiary undertaking of JSG or (except where the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider JSG Group taken as a whole) on the ability of any member of the Wider JSG Group to hold or exercise effectively, directly or indirectly, rights of ownership of shares (or the equivalent) in, or to exercise rights of voting or management control over, any member of the Wider JSG Group;

    (v)
    require MDCP Acquisitions or any member of the Wider JSG Group to acquire or offer to acquire any shares or other securities (or the equivalent) in, or any interest in any asset owned by, any member of the Wider JSG Group owned by any third party (if such requirement relates to an amount which would be material in the context of the Wider JSG Group taken as a whole);

    (vi)
    impose any limitation on the ability of any member of the JSG Group to integrate or co-ordinate its business, or any part of it, with the businesses of any member of the JSG Group (except where the consequences thereof would not be material (in value terms or otherwise) in the context of the JSG Group taken as a whole);

    (vii)
    cause any member of the Wider JSG Group to cease to be entitled to any Authorisation (as defined in paragraph (j) above) used by it in the carrying on of its business (except where the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider JSG Group taken as a whole); or

    (viii)
    otherwise adversely affect the business, profits, assets, liabilities, financial or trading position of any member of the Wider JSG Group (except where the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider JSG Group taken as a whole).

  (p)
  all applicable waiting periods and any other time periods during which any Third Party could, in respect of the Offer or the acquisition or proposed acquisition of any shares or other securities (or the equivalent) in, or control of JSG or any member of the JSG Group by MDCP Acquisitions, institute or implement any action, proceedings, suit, investigation, enquiry or reference under the laws of any jurisdiction which would be reasonably expected to adversely affect (to an extent which would be material (in value terms or otherwise) in the context of the JSG Group taken as a whole) any member of the JSG Group, having expired, lapsed or been terminated;

  (q)
  except as Disclosed, there being no provision of any arrangement, agreement, licence, permit, franchise, facility, lease or other instrument to which any member of the Wider JSG Group is a party or by or to which any such member or any of its respective assets may be bound, entitled or be subject and which, in consequence of the Offer or the acquisition or proposed acquisition by MDCP Acquisitions of any shares or other securities (or the equivalent) in or control of, JSG or any member of the JSG Group or because of a change in the control of JSG would or would be reasonably expected to result in (except where the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider JSG Group taken as whole):

    (i)
    any monies borrowed by, or any indebtedness or liability (actual or contingent) of, or any grant available to any member of the Wider JSG Group becoming, or becoming capable of being declared, repayable immediately or prior to their or its stated maturity or the ability of any such member to borrow monies or incur any indebtedness being withdrawn or inhibited;

    (ii)
    the creation or enforcement of any mortgage, charge or other security interest wherever existing or having arisen over the whole or any part of the business, property or assets of any member of the Wider JSG Group or any such mortgage, charge or other security interest becoming enforceable;

    (iii)
    any such arrangement, agreement, licence, permit franchise, facility, lease or other instrument or the rights, liabilities, obligations or interests of any member of the Wider JSG Group thereunder being terminated or adversely modified or any adverse action being taken or any obligation or liability arising thereunder;

    (iv)
    any assets or interests of, or any asset the use of which is enjoyed by, any member of the Wider JSG Group being or falling to be disposed of or charged, or ceasing to be available to any member of the Wider JSG Group or any right arising under which any such asset or interest would be required to be disposed of or charged or would cease to be available to any member of the Wider JSG Group otherwise than in the ordinary course of business;

    (v)
    the value of, or financial or trading position of, any member of the Wider JSG Group being prejudiced or adversely affected; or

    (vi)
    the creation of any liability or liabilities (actual or contingent) by any member of the Wider JSG Group;

      unless, if any such provision exists, such provision has been waived, modified or amended on terms reasonably satisfactory to MDCP Acquisitions;

  (r)
  save as Disclosed or as publicly announced (by the delivery of an announcement to the Irish Stock Exchange, the London Stock Exchange or the New York Stock Exchange or by any filing with the Securities and Exchange Commission which is available to the public) by JSG prior to 17 June 2002, no member of the JSG Group (except that for the purposes of sub-paragraph (i) below, the JSG Group shall mean JSG and its principal subsidiaries as listed in its annual report and accounts for the year ended 31 December 2001) having, since 31 December 2001:

  (i)
  issued or agreed to issue additional shares of any class, or securities convertible into or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares or convertible or exchangeable securities (except for (A) issues to JSG or wholly-owned subsidiaries of JSG or (B) issues pursuant to pre-existing contractual obligations under share option schemes (or other analogous schemes) of the JSG Group);

  (ii)
  (other than JSG) recommended, declared, paid or made any bonus, dividend or other distribution other than bonuses, dividends or other distributions lawfully paid or made to another member of the JSG Group or to another shareholder in a member of the JSG Group on a basis pro rata to its shareholding and either consistent with past practice or pursuant to an existing shareholders agreement in relation to the relevant company;

  (iii)
  save for transactions between two or more members of the JSG Group ("intra-JSG Group transactions"), implemented any merger, demerger, reconstruction, amalgamation, scheme or (except in the ordinary and usual course of trading) acquisition or disposal of (or of any interest in) assets or shares (or the equivalent thereof) in any undertaking or undertakings (except where any such merger, demerger, reconstruction, amalgamation, scheme, acquisition or disposal would not be material (in value terms or otherwise) in the context of the Wider JSG Group taken as a whole);

    (iv)
    except in the ordinary and usual course of business, entered into or (prior to 17 June 2002) materially improved or (since 17 June 2002) improved or made any offer (which remains open for acceptance) to enter into or materially improve (in the case of offers made prior to 17 June 2002) or improve (in the case of offers made since 17 June 2002) the terms of any material contract with any director of JSG or any person occupying a senior executive position in the JSG Group;

    (v)
    (except where the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider JSG Group taken as a whole), issued any debentures or made any change in loan capital or (save in the ordinary course of business and save for intra-JSG Group transactions) incurred any indebtedness or contingent liability;

    (vi)
    (other than JSG) purchased, redeemed or repaid any of its own shares or other securities (or the equivalent) or reduced or made any other change to any part of its share capital other than in respect of shares or securities held by a member of the JSG Group and other than in respect of shares or securities of another shareholder in a member of the JSG Group pursuant to an existing shareholders agreement in relation to the relevant company or in an amount not to exceed in aggregate euro 15 million;

    (vii)
    (except in the ordinary and usual course of business and except for intra-JSG Group transactions), merged with any body corporate, partnership or business or (except in the ordinary and usual course of trading and except for intra-JSG Group transactions) acquired or disposed of, transferred, mortgaged or encumbered any material assets or any right, title or interest in any material asset (if such mergers, acquisitions, disposals, transfers, mortgages or encumbrances relate to an amount which would be material (in value terms or otherwise) in the context of the Wider JSG Group taken as a whole);

    (viii)
    (except where the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider JSG Group taken as a whole), entered into or varied any contract, transaction, arrangement or commitment (whether in respect of capital expenditure or otherwise) which is of a long term, onerous or unusual nature or magnitude;

    (ix)
    (except where the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider JSG Group taken as a whole), entered into or varied any contract, transaction or arrangement otherwise than in the ordinary and usual course of business;

    (x)
    (except where the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider JSG Group taken as a whole), entered into or varied any contract, transaction, arrangement or commitment which would be restrictive on the business of any member of the JSG Group;

    (xi)
    waived or compromised any claim material to the Wider JSG Group taken as a whole;

    (xii)
    (except where the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider JSG Group taken as a whole), been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or (except where the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider JSG Group taken as a whole or as a result of an intra-JSG Group transaction) ceased carrying on all or a substantial part of any business;

    (xiii)
    (except where the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider JSG Group taken as a whole), (A) save for voluntary solvent liquidations, taken any corporate action or had any legal proceedings instituted against it in respect of its winding-up, dissolution, examination or reorganisation or for the appointment of a receiver, examiner, administrator, administrative receiver, trustee or similar officer of all or any part of its assets or revenues or (B) any analogous proceedings in any jurisdiction or (C) appointed any analogous person in any jurisdiction; or

    (xiv)
    entered into any agreement or commitment to effect any of the transactions, matters or events set out in this condition (without prejudice to the exceptions to each paragraph with regard to materiality and other matters).

  (s)
  save as Disclosed or as publicly announced (by delivery of an announcement to the Irish Stock Exchange, the London Stock Exchange or the New York Stock Exchange or by any filing with the Securities and Exchange Commission which is available to the public) prior to 17 June 2002 by JSG since 31 December 2001:

  (i)
  there not having arisen any adverse change or deterioration in the business, assets, financial or trading position or profits of JSG or any member of the Wider JSG Group (save to an extent which would not be material (in value terms or otherwise) in the context of the Wider JSG Group taken as a whole);

  (ii)
  no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Wider JSG Group is or would reasonably be expected to become a party (whether as plaintiff or defendant or otherwise) and no investigation by any Third Party against or in respect of any member of the Wider JSG Group having been announced or instituted or remaining outstanding by, against or in respect of any member of the Wider JSG Group (save where the consequences of such litigation, arbitration proceedings, prosecution or other legal proceedings or investigation are not or would not be material (in value terms or otherwise) in the context of the Wider JSG Group taken as a whole); and

  (iii)
  no contingent or other liability existing or having arisen which would reasonably be expected to materially adversely affect the Wider JSG Group (taken as a whole);

  (t)
  MDCP Acquisitions not having discovered that any financial, business or other information concerning the Wider JSG Group which is material (in value terms or otherwise) in the context of the Wider JSG Group taken as a whole (other than forward looking information) which has been Disclosed or made publicly available on or after 1 January 2002 by or on behalf of any member of the Wider JSG Group is materially misleading, contains a material misrepresentation of fact or omits to state a fact necessary to make the information contained therein not materially misleading;

  (u)
  save as Disclosed or as publicly announced (by delivery of an announcement of the Irish Stock Exchange, the London Stock Exchange or the New York Stock Exchange or by any filing with the Securities and Exchange Commission which is available to the public) prior to 17 June 2002 by JSG, MDCP Acquisitions not having discovered:

  (i)
  (except where the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider JSG Group taken as a whole), in relation to any release, emission, discharge, disposal or other fact or circumstance which has caused or would reasonably be expected to impair the environment or harm human health, that any past or present member of the Wider JSG Group has acted in violation of any laws, statutes, regulations, notices or other legal or regulatory requirements of any Third Party;

  (ii)
  (except where such liability is not or would not be material (in value terms or otherwise) in the context of the Wider JSG Group taken as a whole), that there is, or would reasonably be expected to be, any liability, whether actual or contingent, to make good, repair, reinstate or clean up any property now or previously owned, occupied or made use of by any past or present member of the Wider JSG Group or any other property or any controlled waters under any environmental legislation, regulation, notice, circular, order or other lawful requirement of any relevant authority (whether by formal notice or order or not) or Third Party or otherwise;

    (iii)
    (except where such liability is not or would not be material (in value terms or otherwise) in the context of the Wider JSG Group taken as whole), that circumstances exist which would reasonably be expected to result in any actual or contingent liability to any member of the Wider JSG Group under any applicable legislation referred to in sub-paragraph (i) above to improve or modify existing or install new plant, machinery or equipment or to carry out any changes in the processes currently carried out;

  (v)
  that JSG's Net Debt, as certified by JSG as at the date of the most recently available management accounts prior to the date on which the Offer is declared unconditional in all respects is not in excess of the Specified Amount;

  (w)
  since 31 December 2001 and except pursuant to the Spin-Off (including the sub-division of JSG Shares contemplated thereby) and except for the final dividend in respect of the year ended 31 December 2001 of 4.662 cent per share paid on 3 May 2002, JSG not having (i) recommended, declared, paid or made any bonus, dividend or other distribution in respect of its share capital or (ii) purchased, redeemed or repaid any of its own shares or securities (or the equivalent) or reduced or made any other change to any part of its share capital;

  (x)
  For the purposes of the conditions set out above:

  (i)
  "Disclosed" means fairly disclosed in writing by or on behalf of JSG to MDCP Acquisitions or Madison Dearborn Capital Partners IV, L.P. or their respective employees, officers or advisers at any time up to 17 June 2002;

  (ii)
  "initial closing date" means 1.00 p.m. (Dublin time), 8.00 a.m. (New York City time) on the date fixed by MDCP Acquisitions as the first closing date of the Offer, unless and until MDCP Acquisitions in its discretion shall have extended the initial offer period, in which case the term "initial closing date" shall mean the latest time and date at which the initial offer period, as so extended by MDCP Acquisitions, will expire or, if earlier, the date on which the Offer becomes or is declared wholly unconditional;

  (iii)
  "initial offer period" means the period from the date of the Offer Document to and including the initial closing date;

  (iv)
  "parent undertaking", "subsidiary undertaking", "associated undertaking" and "undertaking" have the meanings given by the European Communities (Companies: Group Accounts) Regulations, 1992;

  (v)
  "JSG" means Jefferson Smurfit Group plc;

  (vi)
  "JSG Group" means JSG and its subsidiaries and subsidiary undertakings;

  (vii)
  "Wider JSG Group" means JSG and its subsidiaries and subsidiary undertakings, and associated undertakings directly held by JSG or its subsidiaries or subsidiary undertakings, but excluding SSCC;

  (viii)
  "JSG's Net Debt" means, without duplication, total borrowings (excluding capitalised lease obligations) (calculated in a manner consistent with Note 21 of JSG's annual report and accounts for the year ended 31 December 2001 ("JSG's 2001 Accounts")), plus capitalised lease obligations (calculated in a manner consistent with Note 27 of JSG's 2001 Accounts) minus cash at bank and in hand (calculated in a manner consistent with Note 17 of JSG's 2001 Accounts). For the purposes of determining the amounts comprised in this calculation, JSG shall translate all borrowings and cash and cash equivalents denominated in US

      Dollars ("US$"), Pounds Sterling ("GB£"), Swedish Kroner ("SEK") and Canadian Dollars ("CA$") at the following respective exchange rates:

€/US$:	0.9387
€/GB£:	0.6405
€/SEK:	9.1000
€/CA$:	1.4382; and
    (ix)
    "Specified Amount" means €1,558 million, plus any increase or minus any decrease, as applicable, in working capital (calculated in a manner consistent with Note 32 of JSG's 2001 Accounts) for the period from 31 May 2002 to the date of calculation, provided that any increase in working capital in excess of €200 million shall be disregarded and further provided that the re-classification of the deferred purchase price of €54.8m for Nettingsdorfer Papierfabrik AG & Co. KG shall be disregarded.

            Subject to the requirements of the Panel, MDCP Acquisitions reserves the right (but shall be under no obligation) to waive, in whole or in part, all or any of the above conditions apart from conditions (a) to (c).

            The Offer will lapse unless all of the conditions set out above have been fulfilled or (if capable of waiver) waived in MDCP Acquisitions' reasonable discretion or, where appropriate, have been determined by MDCP Acquisitions to be or to remain satisfied on the initial closing date. MDCP Acquisitions shall not be obliged to waive (if capable of waiver) or treat as satisfied any condition by a date earlier than the latest day for the fulfilment of all conditions referred to in the previous sentence, notwithstanding that any other condition of the Offer may at such earlier date have been waived or fulfilled or that there are at such earlier dates no circumstances indicating that the relevant condition may not be capable of fulfilment.

Part B: Further terms of the Offer

1.        Acceptance period

  (a)
  The Offer will initially be open for acceptance until 1.00 p.m. (Dublin time), 8.00 a.m. (New York City time), on 6 August 2002. MDCP Acquisitions expressly reserves the right (but will not be obliged) at any time or from time to time to extend the Offer after the Initial Closing Date and, in such event, will make a public announcement of such extension in the manner described in paragraph 2 below and give notice of such extension to the Irish Receiving Agent and the US Depositary. MDCP Acquisitions may terminate any such extension (other than an extension required by the Irish Takeover Rules or US federal securities laws and the rules and regulations thereunder) prior to its scheduled expiry if all Conditions have been satisfied, fulfilled or, where permitted, waived. In the event of such termination, the Initial Offer Period and, consequently, withdrawal rights, except in certain limited circumstances, will terminate immediately. There can be no assurance, however, that MDCP Acquisitions will extend the Offer. If no such extension is made and all Conditions have not been satisfied or, where permitted, waived, on the Initial Closing Date, the Offer will lapse and no JSG Securities will be acquired pursuant to the Offer.

  (b)
  Although no revision is envisaged, if the Offer is revised, it will remain open for acceptance for a period of at least 14 calendar days (or such other periods as may be permitted by the Panel) following the date on which written notification of the revision is posted to holders of JSG Securities. Except with the consent of the Panel, no revision of the Offer may be posted to holders of JSG Securities after 20 August 2002 or, if later, the day falling 14 days prior to the last date on which the Offer is able to become unconditional.

  (c)
  The Initial Offer Period cannot (except with the consent of the Panel) be extended beyond 5.00 p.m. (Dublin time), 12.00 p.m. (New York City time), on 3 September 2002 (or any earlier time and/or other date beyond which MDCP Acquisitions has stated that the Offer will not be extended and has not withdrawn that statement). MDCP Acquisitions reserves the right, with the permission of the Panel, to extend the time for the Offer to become unconditional in all respects to a later time(s) and/or date(s). If all Conditions are not satisfied, fulfilled or, where permitted, waived at such time (taking account of any permitted extension of the Initial Offer Period), the Offer will lapse in the absence of a competing bid and/or unless the Panel agrees otherwise. If the Offer lapses for any reason, the Offer shall cease to be capable of further acceptance and MDCP Acquisitions and holders of JSG Securities will cease to be bound by prior acceptances. For the purpose of determining whether the Acceptance Condition has been satisfied, and except with consent of the Panel, MDCP Acquisitions may only take into account acceptances received prior to 1.00 p.m. (Dublin time), 8.00 a.m. (New York City time), on 3 September 2002 (or any other time and/or date beyond which MDCP Acquisitions has stated that the Offer will not be extended and has not withdrawn that statement) or, if the Offer is so extended, such later time(s) and/or date(s) as the Panel may agree.

  (d)
  If all Conditions are satisfied, fulfilled or, where applicable, waived, and the Initial Offer Period expires, the Offer will remain open for acceptance for the Subsequent Offer Period of not less than 14 calendar days from the expiry of the Initial Offer Period. If MDCP Acquisitions states that the Subsequent Offer Period will remain open until further notice, then not less than 14 calendar days' notice in writing will be given prior to the closing of the Subsequent Offer Period.

  (e)
  If a competitive situation arises after MDCP Acquisitions has made a "no extension" and/or a "no increase" statement in relation to the Offer (as such terms are defined in the Irish Takeover Rules), or such a statement has been made on its behalf, MDCP Acquisitions may, if it specifically reserved the right to do so at the time such statement was made (or otherwise with the consent of the Panel), withdraw such statement and be free to revise the Offer, provided that it complies with the requirements of the Irish Takeover Rules, in particular that notice of such withdrawal is given as soon as possible, and in any event, within four Irish Business Days after the date of the announcement of the competing offer, or other competitive situation, and the holders of JSG Securities are informed in writing at the earliest opportunity or, in the case of holders of JSG Securities with registered addresses outside Ireland, by announcement in Ireland and the United States at the earliest opportunity and provided that any holders of JSG Securities who accepted the Offer on or after such statement are given a right of withdrawal as described in paragraph 3 below. MDCP Acquisitions made such a "no-increase" statement and has reserved the right to withdraw such statement in the event a competitive situation arises or if an alternative third party proposal is made.

  (f)
  For the purpose of determining at any particular time whether the Acceptance Condition has been satisfied, MDCP Acquisitions shall, unless otherwise determined by the Panel, be entitled to take account of only those JSG Securities normally carrying voting rights which have been unconditionally allotted or issued before that time or which arise as the result of the exercise of conversion rights before that determination takes place and written notice of the allotment or issue or conversion of which, containing all relevant details, has been received before that time by the Irish Receiving Agent from JSG or its agents, at the address specified in paragraph 3(b) below. Notice by telex or facsimile transmission or other electronic transmissions or copies of such notice of the allotment or issue or conversion will not be sufficient.

  (g)
  In accordance with an SEC exemptive order received by MDCP Acquisitions, at least five Business Days prior to any reduction in the percentage of JSG Securities required to satisfy the Acceptance Condition, MDCP Acquisitions will announce that it has reserved the right to so reduce the Acceptance Condition. The announcement will be made through a press release and such other methods as are reasonably designed to inform holders of JSG Securities of such reservation of rights, including placing an advertisement in a newspaper of national circulation in the United States. Such press release will state the percentage to which the Acceptance Condition may be reduced and state that such a reduction is possible, but that MDCP Acquisitions is not required to declare its actual intentions until it is required to do so under the Irish Takeover Rules and the US federal securities laws. During such five-Business-Day period, holders of JSG Securities who have accepted the Offer in respect of their JSG Securities will have withdrawal rights, and such advertisement will advise holders of JSG Securities who have already accepted the Offer in respect of their JSG Securities to withdraw their acceptances immediately if their decision to accept would be affected by a reduced Acceptance Condition. MDCP Acquisitions will not make such an announcement unless MDCP Acquisitions believes there is a significant possibility that sufficient acceptances will be received in respect of JSG Securities to permit the Acceptance Condition to be satisfied at such reduced level. Holders of JSG Securities who are not willing to accept the Offer if the Acceptance Condition is reduced to the minimum permitted level should either not accept the Offer until the Subsequent Offer Period or be prepared to withdraw their acceptance promptly following an announcement by MDCP Acquisitions of its reservation of the right to reduce the Acceptance Condition.

2.        Announcements

  (a)
  By 8.00 a.m. (Dublin time) on the Business Day (the "Relevant Day") following the day on which the Offer is due to expire, or on which all Conditions become or are declared to have been satisfied, fulfilled or, to the extent permitted, waived, or on which the Offer is revised or extended (as the case may be) or such later time(s) or date(s) as the Panel may agree, MDCP Acquisitions will make an appropriate announcement and simultaneously inform the stock exchanges on which JSG Shares and JSG ADSs are listed. Such announcement will state (unless otherwise permitted by the Panel) the total number of JSG Securities and rights over JSG Securities (as nearly as practicable):

  (i)
  for which acceptances of the Offer have been received (specifying the extent, if any, to which such acceptances have been received from any person deemed to be acting in concert with MDCP Acquisitions for the purposes of the Offer);

  (ii)
  held by or on behalf of MDCP Acquisitions or any person deemed to be acting in concert with MDCP Acquisitions for the purposes of the Offer prior to the Offer period;

    (iii)
    acquired or agreed to be acquired by or on behalf of MDCP Acquisitions or any person acting in concert with MDCP Acquisitions for the purposes of the Offer during the course of the Offer Period; and

    (iv)
    for which acceptances of the Offer have been received from any person deemed to be acting in concert with MDCP Acquisitions for the purposes of the Offer;

          and the announcement will specify the percentage of the JSG Securities represented by each of these figures.

  (b)
  Any decision to extend the date by which the Acceptance Condition has to be satisfied must be announced in Ireland not later than 8.00 a.m. (Dublin time) on the Relevant Day or such later time(s) and/or date(s) as the Panel may agree, and the announcement will also state the next expiry date for the Initial Offer Period (unless the Offer is then unconditional, in which case a statement may be made that the Subsequent Offer Period will remain open until further notice). In computing the number of JSG Securities represented by acceptances and/or purchases, there may be included or excluded for announcement purposes, subject to paragraph 6 below, acceptances and purchases not in all respects in order or which are subject to verification, save that those which could not be counted towards fulfillment of the acceptance condition under Rule 10.3 and Rule 10.4 and, if appropriate, Rule 10.5 of the Irish Takeover Rules shall not (except as otherwise agreed by the Panel) be included.

  (c)
  In this Appendix II, references to the making of an announcement or the giving of notice by or on behalf of MDCP Acquisitions include the release of an announcement by public relations consultants retained by MDCP Acquisitions or by Deutsche Bank to the press and the delivery or telephone, telex, facsimile or other electronic transmission of an announcement to the stock exchanges on which JSG Securities are listed. An announcement made otherwise than to such stock exchanges shall be notified simultaneously to them.

  (d)
  Without limiting the manner in which MDCP Acquisitions may choose to make any public announcement and, subject to MDCP Acquisitions' obligations under applicable law (including Rules 14d-4(c) and 14d-5(d) under the Exchange Act relating to MDCP Acquisitions obligation to disseminate promptly public announcements concerning changes to the Offer), MDCP Acquisitions will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making an announcement to the exchanges or markets on which JSG Shares are listed or quoted.

3.        Rights of withdrawal

  (a)
  Except as otherwise described in this paragraph 3, acceptances of this Offer in respect of JSG Securities and elections are irrevocable. Acceptances in respect of JSG Securities pursuant to the Offer may be withdrawn pursuant to the procedures set out below at any time during the Initial Offer Period. Acceptances in respect of JSG Securities received during the Initial Offer Period and not validly withdrawn prior to the Initial Closing Date, and acceptances in respect of JSG Securities received during the Subsequent Offer Period, may not be withdrawn, except in certain limited circumstances described below.

  (b)
  If MDCP Acquisitions, having announced the Offer to be unconditional, fails by 3.30 p.m. (Dublin time), or 10.30 a.m. (New York City time), on the Relevant Day (or such later time(s) or date(s) as the Panel may agree) to comply with any of the other requirements specified in paragraph 2(a) of this Part B of Appendix II, a holder of JSG Securities accepting the Offer may immediately thereafter withdraw his acceptance of the Offer by written notice signed by such holder of JSG Securities (or his agent or attorney duly appointed in writing and evidence of whose appointment, satisfactory to MDCP Acquisitions, is produced to JSG) forwarded by post to Capita Corporate Registrars Plc, PO Box 7117, Dublin 2 or, during normal business hours, by hand, to the Irish Receiving Agent, Capita Corporate Registrars Plc, Unit 5, Manor Street Business Park, Manor Street, Dublin 7 or by post or, during normal business hours, by hand, to the US Depositary, JPMorgan Chase Bank, on behalf of MDCP Acquisitions. This right of withdrawal may be terminated not less than eight days after the Relevant Day by MDCP Acquisitions confirming, if such is the case, that the Offer is still unconditional and complying with the other requirements specified in paragraph 2(a) of this Part B of Appendix II. If any such confirmation is given, the period of 14 days referred to in paragraph 1(b) of Part B of this Appendix II will run from the date of such confirmation and compliance.

  (c)
  If a "no extension" and/or a "no increase" statement has been withdrawn in accordance with paragraph 1(e) of this Part B of Appendix II, any holder of JSG Securities who accepts the Offer after the date of such statement (but before receiving notice of such withdrawal) may withdraw his acceptance by written notice in the manner referred to in paragraph 3(b) of this Part B of Appendix II for a period of eight days following the date on which notice of such withdrawal is posted to holders of JSG Securities.

  (d)
  To be effective, a written notice of withdrawal must be received on a timely basis by the party (either the Irish Receiving Agent or the US Depositary) to whom the Form of Acceptance or Letter of Transmittal was originally sent and must specify the name of the person whose acceptance in respect of the JSG Securities is to be withdrawn, the number of JSG Securities to be withdrawn and (if the acceptances are in respect of certificates or JSG ADRs) the name of the registered holder of the relevant JSG Securities, if different from the name of the person who tendered such JSG Securities.

  (e)
  In respect of JSG ADSs, if JSG ADRs have been delivered or otherwise identified to the US Depositary, then, prior to the physical release of such JSG ADRs, the serial numbers shown on such JSG ADRs must be submitted and, unless acceptances in respect of the JSG ADSs evidenced by such JSG ADRs have been tendered by an Eligible Institution or by means of a Letter of Transmittal, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If interests in JSG ADSs have been delivered pursuant to the procedures for book-entry transfer set out in paragraph 9(c) of this Part B of Appendix II, any notice of withdrawal must be delivered through the Book-Entry Transfer Facility and must comply with the Book-Entry Transfer Facility's procedures for withdrawal of securities.

  (f)
  Withdrawals of acceptances made in respect of JSG Securities may not be rescinded (without MDCP Acquisitions' consent) and any acceptances properly withdrawn and not properly resubmitted will thereafter be deemed not validly tendered for the purposes of the Offer. Withdrawn JSG Securities may be subsequently retendered, however, by following one of the procedures described in either paragraph 9 or paragraph 10 of this Part B of Appendix II, as the case may be, at any time while the Offer remains open.

  (g)
  All questions as to the validity (including time of receipt) of any Notice of Withdrawal will be determined by MDCP Acquisitions, whose determination (except as required by the Panel) will be final and binding. None of MDCP Acquisitions, Deutsche Bank, the US Depositary, the Irish Receiving Agent or any other person will have any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.

  (h)
  In this paragraph 3, "written notice" (including any letter of appointment, direction or authority) means notice in writing bearing the original signature(s) of the holders of the relevant JSG Securities (or his/their agent(s) duly authorised in writing and evidence of whose appointment satisfactory to MDCP Acquisitions is produced with the notice). Telex or facsimile transmission or copies or emails will not be sufficient to constitute written notice. No notice which is postmarked in, or otherwise appears to MDCP Acquisitions or its agents to have been sent from any jurisdiction where it would be unlawful to do so will be treated as valid.

4.        The Loan Note Alternative

  (a)
  The Loan Note Alternative is conditional upon all of the Conditions becoming or being declared satisfied, fulfilled or, to the extent permitted, waived. Holders of JSG Securities may elect for the Loan Note Alternative for so long as the Offer remains open for acceptances.

  (b)
  No election for the Loan Note Alternative will be valid unless both a valid acceptance of the Offer and a valid election for the Loan Note Alternative, duly completed in all respects and accompanied by, if appropriate, all relevant share certificates and/or other document(s) of title, are duly received by the time and date on which the Loan Note Alternative closes.

  (c)
  If any acceptance of the Offer which includes an election for the Loan Note Alternative is not, and is not deemed to be, valid or complete in all respects at such time, such election shall for all purposes be void and the holder(s) of JSG Securities purporting to make such election will not, for any purpose, be entitled to receive the Loan Note Alternative, but any such acceptance which is otherwise valid will be deemed to be an acceptance of the Offer (without the Loan Note Alternative) for the number of JSG Securities which are the subject of the acceptance and the holder(s) of JSG Securities will, on the Offer becoming unconditional, be entitled to receive the cash consideration due under the Offer.

  (d)
  The insertion of a number in Box 2 on the Form of Acceptance shall, subject to the other terms of the Offer, be treated in respect of the relevant number of JSG Securities as an election for the Loan Note Alternative.

  (e)
  A holder of JSG Securities will be deemed not to have accepted the Loan Note Alternative if:

  (i)
  such holder puts "NO" in Box 2 of the Form of Acceptance and thereby does not give a representation and warranty to the effect that (A) in respect of JSG Securities for which the Loan Note Alternative was purportedly elected, such holder is not an agent or fiduciary acting on a non-discretionary basis for a principal who has given any instructions with respect to the Loan Note Alternative from within Australia, the United States or any other jurisdiction where it would be unlawful to do so, (B) the Form of Acceptance has not been mailed or otherwise sent in, into or from, or signed in Australia, the United States or any other jurisdiction where it would be unlawful to do so and (C) such holder of JSG Securities is electing the Loan Note Alternative from outside Australia, the United States or any other jurisdiction where it would be unlawful to do so;

  (ii)
  having completed Box 3 of the Form of Acceptance with an address or a registered address in Australia, the United States or any other unlawful jurisdiction, such holder does not insert in Box 6 of the Form of Acceptance or in the section captioned "Special Payment Instructions" in the Letter of Transmittal the name and address of a person or agent outside Australia, the United States or any other unlawful jurisdiction to whom such holder wishes the Loan Note Certificates to which such holder is entitled pursuant to the Loan Note Alternative to be sent;

  (iii)
  such holder inserts in Box 6 of the Form of Acceptance or the section captioned "Special Payment Instructions" in the Letter of Transmittal the name and address of a person or agent in Australia, the United States or any other unlawful jurisdiction to whom such holder wishes the Loan Note Certificates to which such holder is entitled pursuant to the Loan Note Alternative to be sent; or

  (iv)
  in any case, the Acceptance Document received from such holder is received in an envelope postmarked in, or which otherwise appears to MDCP Acquisitions or its agents to have been sent from, Australia, the United States or any other unlawful jurisdiction.

  (f)
  An election for the Loan Note Alternative will not be valid unless the relevant Acceptance Document is completed correctly in all respects and is received in accordance with paragraphs 9 and 10 of this Part B of this Appendix II.

5.        Revisions of the Offer

  (a)
  Although no revision of the Offer is envisaged, if the Offer (in its original or any previously revised form(s)) is revised (either in its terms or conditions or in the value or form of the consideration offered or otherwise and whether or not the basic terms of the Offer (in the original or any previously revised form(s)) are revised), and such revised Offer represents, on the date on which such revision is announced (on such basis as Deutsche Bank may consider appropriate), an improvement (or no diminution) in the value of the consideration when compared with that previously offered, the benefit of the revised Offer will, except as provided in paragraphs 5(c), 5(d) and 8 below, be made available to the holders of any JSG Securities who have accepted the Offer (in its original or any previously revised form(s)) and not validly withdrawn such acceptance ("Previous Acceptors"). The acceptance by or on behalf of a Previous Acceptor of the Offer in its original or any previously revised form(s) will, subject as provided in paragraphs 5(c), 5(d) and 8 below, be treated as an acceptance of the Offer as so revised and shall also constitute the separate appointment of any director of MDCP Acquisitions or Deutsche Bank as his attorney with authority to accept any such revised Offer on behalf of such Previous Acceptor and, if such revised Offer includes alternative forms of consideration, to make on his behalf elections for and/or accept alternative forms of consideration in such proportions on his behalf as such attorney in his absolute discretion thinks fit and to execute on behalf of and in the name of such Previous Acceptor all such further documents (if any) as may be required to give full effect to such acceptance and/or election. In making any such election, such attorney and/or agent will take into account the nature of any previous election made by the Previous Acceptor and such other facts or matters as he may reasonably consider relevant.

  (b)
  MDCP Acquisitions and Deutsche Bank reserve the right (subject as provided in paragraphs 5(c), 5(d) and 8 below) to treat an executed Acceptance Document relating to the Offer (in its original or any previously revised form(s)) which is received after the announcement of the Offer in any revised form as a valid acceptance of the revised Offer, and such acceptance will constitute an authority and request in the terms of paragraph 5(a) above (as the case may be) mutatis mutandis on behalf of the relevant holder of a JSG Security.

  (c)
  The deemed acceptances referred to in paragraphs 5(a) and 5(b) above will not apply and the power of attorney and authorities conferred by such paragraphs will not be exercised by any director of MDCP Acquisitions or Deutsche Bank if, as a result thereof, the Previous Acceptor would (on such basis as Deutsche Bank may consider appropriate) thereby receive less in aggregate in consideration than he would have received in aggregate in consideration as a result of his acceptance of the Offer in the form in which it was originally accepted by him or on his behalf unless the Previous Acceptor has previously agreed otherwise in writing.

  (d)
  The deemed acceptances referred to in paragraphs 5(a) and 5(b) above will not apply and the authorities conferred by those paragraphs will be ineffective to the extent that a Previous Acceptor shall lodge with the Irish Receiving Agent or the US Depositary, within 14 days of the posting of the document containing the revised Offer, an Acceptance Document (or other form validly issued by or on behalf of MDCP Acquisitions) in which he validly elects to receive the consideration receivable by him under such revised Offer in some other manner.

6.        Acceptances and purchases

            MDCP Acquisitions and Deutsche Bank reserve the right to treat an executed Acceptance Document as valid if received by or on behalf of either of them at any place or places otherwise than as specified in this document or in the Acceptance Documents or if the relevant Acceptance Document is not entirely in order or is not accompanied by the relevant TTE instruction or, as applicable, the relevant share certificate(s), JSG ADRs and/or other documents of title.

            Except as otherwise agreed by the Panel and without prejudice to the right reserved by MDCP Acquisitions to treat Acceptance Documents as valid even though not entirely in order or not accompanied by the relevant certificate(s), JSG ADRs and/or other documents of title:

  (a)
  an acceptance of the Offer shall not be treated as valid for the purposes of the Acceptance Condition unless the relevant requirements of Rule 10.3 and, if applicable, Rule 10.5 of the Irish Takeover Rules are satisfied in respect of it;

  (b)
  a purchase of JSG Securities by MDCP Acquisitions or its nominee or by a person acting in concert with MDCP Acquisitions, or its nominee, will only be treated as valid for the purposes of the Acceptance Condition if the requirements of Rule 10.4 and, if applicable, Rule 10.5 of the Irish Takeover Rules are satisfied in respect of it; and

  (c)
  before the Offer may become or be declared unconditional, the Irish Receiving Agent and/or the US Depositary must have issued a certificate to MDCP Acquisitions and/or to Deutsche Bank which states the number of JSG Securities in respect of which acceptances have been received and the number of JSG Securities otherwise acquired, whether before or during the Offer Period, which comply with the provisions of this paragraph 6. Copies of such certificate will be sent to the Panel as soon as possible after it is issued.

7.        General

  (a)
  Except with the consent of the Panel, the Offer will lapse unless all the Conditions relating to the Offer have been fulfilled or, where appropriate, have been and continue to be satisfied or (if capable of waiver) have been waived by 1.00 p.m. (Dublin time), 8.00 a.m. (New York City time), on 6 August 2002 or such later date as MDCP Acquisitions, with the consent of the Panel if required, may decide. MDCP Acquisitions will not be obliged to waive (if capable of waiver) or to treat as satisfied any Condition until the latest date for the fulfilment of all Conditions referred to in the previous sentence, not withstanding that the other Conditions of the Offer may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any of such Conditions may not be capable of fulfilment. If the Offer lapses, the Offer will cease to be capable of further acceptance and holders of JSG Securities, MDCP Acquisitions and Deutsche Bank will cease to be bound by prior acceptances.

  (b)
  Except with the consent of the Panel, settlement of the consideration to which any holder of JSG Securities is entitled under the Offer will be implemented in full in accordance with the terms of the Offer without regard to any lien, right of set-off, counterclaim or other analogous right to which MDCP Acquisitions or Deutsche Bank may otherwise be, or claim to be, entitled as against such holder of JSG Securities. Consideration due to a holder of JSG Securities who validly accepts the Offer will (subject to paragraph 8 below, and except with the consent of the Panel) be posted not later than 14 days after the date the Offer becomes or is declared unconditional in all respects (with respect to any acceptance received complete in all respects prior to the time the Offer becomes or is declared unconditional in all respects), and not later than 14 days after the date of receipt of a valid and complete acceptance from such holder (with respect to any acceptance received complete while the Offer remains open for acceptance during the Subsequent Offer Period). No consideration will be sent or electronically transferred to an address in any jurisdiction where it would be unlawful to do so.

  (c)
  The Offer is made on 5 July 2002 and is capable of acceptance thereafter. Copies of this document, the Acceptance Documents and any related documents are available from the Irish Receiving Agent, the US Depositary or the Information Agent at one of the addresses set out at the back of this document. The Offer is being made by means of this document and by means of advertisements to be inserted in The Wall Street Journal, The Irish Times and the Irish Independent on 5 July 2002.

  (d)
  The instructions, terms, provisions and authorities contained in or deemed to be incorporated in the Acceptance Documents will also constitute part of the terms of the

    Offer. Words and expressions defined in this document have the same meanings when used in the Acceptance Documents unless the context otherwise requires. The provisions of this Appendix II shall be deemed to be incorporated in and form part of each Acceptance Document.

  (e)
  The Offer, the Loan Note Alternative, all acceptances thereof, elections in respect thereunder, this document, the Acceptance Documents and all contracts made pursuant thereto will be governed by and construed in accordance with the laws of Ireland. Execution by or on behalf of a holder of JSG Securities of an Acceptance Document will constitute his submission, in relation to all matters arising out of or in connection with the Offer and the Acceptance Document, to the jurisdiction of the courts of Ireland and his agreement that nothing will limit the right of MDCP Acquisitions or Deutsche Bank to bring any action, suit or proceeding arising out of or in connection with the Offer and the Acceptance Document in any other manner permitted by law or in any court of competent jurisdiction.

  (f)
  Any references in this document or the Acceptance Documents to 6 August 2002 will, except where the context otherwise requires, be deemed, if the expiry date of the Offer is extended, to refer to the expiry date of the Offer as so extended.

  (g)
  Any omission or failure to dispatch this document or the Acceptance Documents or any other document relating to the Offer and/or any notice required to be dispatched under the terms of the Offer to, or any failure to receive the same by, any person to whom the Offer is or should be made will not invalidate the Offer in any way. Subject to the provisions of paragraph 8 of this Part B of Appendix II, the Offer will extend to any persons to whom this document, the Acceptance Documents or any related documents may not be dispatched, and such persons may collect copies of those documents from the Irish Receiving Agent, the US Depositary or the Information Agent at their respective addresses set out at the back of this document.

  (h)
  All powers of attorney and authorities on the terms conferred by or referred to in this Appendix II or in the Acceptance Documents are given by way of security for the performance of the obligations of the holder of any JSG Securities concerned and are irrevocable except in the circumstances where the donor of such power of attorney is entitled to withdraw his or her acceptance in accordance with paragraph 3 of this Part B of Appendix II and duly does so.

  (i)
  Except to the extent required by applicable law, MDCP Acquisitions and Deutsche Bank reserve the right, subject to the Irish Takeover Rules and applicable US federal securities laws, to notify any matter, including the making of the Offer, to all or any holders of JSG Securities with a registered address outside Ireland, the United Kingdom and the United States or whom MDCP Acquisitions knows to be a custodian, trustee or nominee holding JSG Securities for such persons by announcement to the Irish Stock Exchange, the London Stock Exchange and the New York Stock Exchange or paid advertisement in one or more newspapers published and circulated in Ireland and the United States. In that event, such notice shall be deemed sufficiently given notwithstanding any failure by any holders of JSG Securities to receive or see such notice. All references in this document to "notice in writing" by or on behalf of MDCP Acquisitions (other than in paragraph 3(h) of this Part B of Appendix II above) shall be construed accordingly. No such notice shall be sent to or published or released in any jurisdiction where it would be unlawful to do so.

  (j)
  If sufficient acceptances are received, MDCP Acquisitions has undertaken to JSG to apply the provisions of Section 204 of the 1963 Act to acquire compulsorily any outstanding JSG Securities to which the Offer relates (as defined in condition (a) in Part A of Appendix II) and intends to apply for cancellation of JSG's listings on the London Stock Exchange, the New York Stock Exchange and/or the Irish Stock Exchange. Notice of de-listing shall be given in accordance with the requirements of the London Stock Exchange, the New York Stock Exchange and/or the Irish Stock Exchange (as appropriate). Accordingly, MDCP Acquisitions may also procure that JSG shall terminate the JSG ADSs facility in accordance with the Deposit Agreement.

  (k)
  All references in this Appendix to any statute or statutory provisions shall include a statute or statutory provision which amends, consolidates or replaces the same (whether before or after the date hereof).

  (l)
  If MDCP Acquisitions is required by the Panel to make an offer for JSG Securities under the provisions of Rule 9 or Rule 37 of the Irish Takeover Rules, MDCP Acquisitions may make such alterations to any of the terms and conditions of the Offer as are necessary to comply with the provisions of the Irish Takeover Rules.

  (m)
  If the Offer lapses: (i) in respect of JSG Securities held in certificated form, the Acceptance Documents, share certificates, JSG ADRs and/or other documents of title will be returned by post (or such other method as may be approved by the Panel) within 14 days of the Offer lapsing, at the risk of the holder of any JSG Securities concerned, to the person or agent whose name and address is set out in the relevant box in the relevant Acceptance Document or, if none is set out, to the first-named holder at his registered address; (ii) in respect of JSG Shares held in CREST, the Irish Receiving Agent will, immediately after the lapsing of the Offer (or within such longer period as the Panel may permit, not exceeding 14 days of the lapsing of the Offer) give TFE instructions to CRESTCo to transfer all JSG Shares held in escrow balances and in relation to which it is the Escrow Agent for the purposes of the Offer to the original available balances of the JSG Shareholders concerned; and (iii) in respect of JSG ADSs held in book-entry form, the US Depositary will instruct the Book-Entry Transfer Facility to return all JSG ADSs to the Book-Entry Transfer Facility participant.

  (n)
  In relation to any acceptance of the Offer in respect of a holding of JSG Shares which are in CREST, MDCP Acquisitions reserves the right to make such alterations, additions or modifications to the terms of the Offer as may be necessary or desirable to give effect to any purported acceptance of the Offer, whether in order to comply with the facilities or requirements of CREST or otherwise, provided such alteration, addition or modification is consistent with the requirements of the Irish Takeover Rules or is otherwise made with the consent of the Panel.

  (o)
  In relation to any acceptance of the Offer in respect of a holding of JSG ADSs which are in the Book-Entry Transfer Facility, MDCP Acquisitions reserves the right to make such alterations, additions or modifications to the terms of the Offer as may be necessary or desirable to give effect to any purported acceptance of the Offer, whether in order to comply with the facilities or requirements of the Book-Entry Transfer Facility or otherwise, provided such alteration, addition or modification is consistent with the requirements of the Irish Takeover Rules or is otherwise made with the consent of the Panel.

8.        Overseas holders of JSG Securities

  (a)
  The making of the Offer in, or to persons resident in or nationals or citizens of, jurisdictions outside Ireland, the United Kingdom and the United States or to custodians, nominees or trustees for such persons, nationals or citizens ("Overseas Holders of JSG Securities") may be affected by the laws of the relevant jurisdictions. Such Overseas Holders of JSG Securities should inform themselves about and observe any applicable legal requirements. It is the responsibility of any Overseas Holder of JSG Securities receiving a copy of this document and/or an Acceptance Document and wishing to accept the Offer (whether or not such holder elects the Loan Note Alternative) to satisfy himself as to the full observance of the law of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required, or the compliance with other necessary formalities needing to be observed and the payment of any issue, transfer or other taxes due in such jurisdiction. Any such Overseas Holders of JSG Securities will be responsible for the payment of any issue, transfer or other taxes and other requisite payments due in such jurisdiction by whomsoever payable and MDCP Acquisitions and Deutsche Bank and any person acting on behalf of either of them shall be entitled to be fully indemnified and held harmless by such Overseas Holders of JSG Securities for any such issue, transfer or other taxes or other requisite payments as such person may be required to pay. Overseas Holders of JSG Securities who are in doubt about their position should consult their professional advisers in the relevant jurisdiction.

  (b)
  The Offer is not being made in and may not be accepted in or from any jurisdiction where it would be unlawful to do so.

  (c)
  A holder of JSG Securities will be deemed not to have accepted the Offer if:

  (i)
  such holder puts "No" in Box 7 of the Form of Acceptance or in the section captioned "Certain Overseas Holders of JSG ADSs" in the Letter of Transmittal and thereby does not give the representation and warranty set out in paragraph 11.3 or paragraph 9(j) of Part B of this Appendix II to the effect that, inter alia, the Offer was not made to such holder (or persons for whom he is acting on a non-discretionary basis) in, into or from any jurisdiction where it would be unlawful to do so, is being accepted outside any jurisdiction where it would be unlawful to do so and is not being accepted for the account or benefit, on a non-discretionary basis, of a person in any such unlawful jurisdiction;

  (ii)
  having completed Box 3 of the Form of Acceptance or the section captioned "Description of JSG ADSs Tendered" in the Letter of Transmittal with an address or a registered address in any unlawful jurisdiction, such holder does not insert in Box 6 of the Form of Acceptance or in the section captioned "Special Payment Instructions" in the Letter of Transmittal the name and address of a person or agent outside any unlawful jurisdiction to whom such holder wishes the consideration to which such holder is entitled under the Offer to be sent;

  (iii)
  such holder inserts in Box 6 of the Form of Acceptance or the section captioned "Special Payment Instructions" in the Letter of Transmittal the name and address of a person or agent in any unlawful jurisdiction to whom such holder wishes the consideration to which such holder is entitled under the Offer to be sent; or

  (iv)
  in any case, the Acceptance Document received from such holder is received in an envelope postmarked in, or which otherwise appears to MDCP Acquisitions or its agents to have been sent from, any unlawful jurisdiction.

  (d)
  MDCP Acquisitions reserves the right, in its sole discretion, to investigate, in relation to any acceptance, whether the representation and warranty set out in paragraph 11.3 or paragraph 9(i) of Part B of this Appendix II was truthfully given by the relevant holder of JSG Securities and, if such investigation is made and, as a result, MDCP Acquisitions cannot satisfy itself that such representation and warranty was true and correct, such acceptance shall not be valid.

  (e)
  If, in connection with the making of the Offer, notwithstanding the restrictions described above, any person (including, without limitation, custodians, nominees and trustees) whether pursuant to a contractual or legal obligation or otherwise, forwards this document, any Acceptance Document or any related Offer documents in, into or from within any jurisdiction where it would be unlawful to do so or uses the mails of, or any means or instrumentality (including, without limitation, facsimile transmission, telex and telephone) of interstate or foreign commerce of, or any facility of a national securities exchange of, any such unlawful jurisdiction in connection with such forwarding, such person should:

  (i)
  inform the recipient of such fact;

  (ii)
  explain to the recipient that such action will invalidate any purported acceptance by the recipient; and

  (iii)
  draw the attention of the recipient to this paragraph 8 of Part B of this Appendix II.

  (f)
  Notwithstanding anything to the contrary contained in this document or the Acceptance Documents, MDCP Acquisitions and Deutsche Bank may make the Offer (with or without giving effect to the foregoing paragraphs of this paragraph 8 of Part B of this Appendix II) in accordance with applicable law in any jurisdiction where it would be unlawful to do so and in this connection the provisions of paragraph 11.3 of Part B of this Appendix II will be varied accordingly.

  (g)
  The Loan Note Alternative is not being offered in or into, and it may not be accepted from, Australia, the United States or any other jurisdiction where it would be unlawful to do so. The Loan Notes which may be issued pursuant to the Offer have not been, and will not be, registered under the Securities Act or under any relevant securities laws of any state or other jurisdiction of Australia, the United States or any jurisdiction where it would be unlawful to do so and may not be offered, sold, resold, delivered or transferred, directly or indirectly, in or into Australia, the United States or any jurisdiction where it would be unlawful to do so, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act (in the case of the United States) and other applicable requirements of such jurisdictions. This document does not constitute an offer to sell or the solicitation of an offer to buy Loan Notes in Australia, the United States or in any other jurisdiction in which such an offer or sale is unlawful. No Loan Note Certificates will be posted or sent to addresses in Australia, the United States or any jurisdiction where it would be unlawful to do so. Any Acceptance Document on which an election for the Loan Note Alternative is purportedly made and which is received in an envelope postmarked in Australia, the United States or any jurisdiction where it would be unlawful to do so or otherwise appearing to MDCP Acquisitions or its agents to have been sent from Australia, the United States or any jurisdiction where it would be unlawful to do so may render invalid any purported acceptance of the Loan Note Alternative. Any Acceptance Document on which an election for the Loan Note Alternative is purportedly made and which is received in an envelope postmarked in Australia, the United States or any jurisdiction where it would be unlawful to do so or otherwise appearing to MDCP Acquisitions or its agents to have been sent from Australia, the United States or any jurisdiction where it would be unlawful to do so (but which is otherwise properly completed and valid in all respects) will be deemed to be an acceptance of the cash consideration available under the Offer.

  (h)
  The provisions of this paragraph 8 of Part B of Appendix II supersede any terms of the Offer inconsistent with them. The provisions of this paragraph 8 of Part B of Appendix II and/or any other terms of the Offer relating to Overseas Holders of JSG Securities may be waived, varied or modified as regards a specified Overseas Holders of JSG Securities or on a general basis by MDCP Acquisitions in its absolute discretion.

  (i)
  MDCP Acquisitions reserves the right, in its absolute discretion, to treat any acceptance as invalid if it believes that such acceptance may violate applicable legal or regulatory requirements.

9.        Procedures for accepting the Offer in respect of JSG ADSs

  (a)
  If you are a holder of JSG ADSs evidenced by JSG ADRs, you will have also received a Letter of Transmittal and Notice of Guaranteed Delivery for use in connection with the Offer. This paragraph should be read together with the instructions on the Letter of Transmittal. The provisions of this paragraph shall be deemed to be incorporated in, and form a part of, the Letter of Transmittal. The instructions printed on the Letter of Transmittal shall be deemed to form part of the terms of the Offer.

  (b)
  For a Holder of JSG ADSs evidenced by JSG ADRs to tender such JSG ADSs validly pursuant to the Offer, either:

  (i)
  a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees and any other required documents, must be received by the US Depositary at its address set forth at the back of this document and the JSG ADRs evidencing such JSG ADSs must be received by the US Depositary at such address; or

  (ii)
  such holder must comply with the "Guaranteed Delivery Procedures" (as set forth in paragraph 9(h) of Part B of Appendix II below).

      The Offer, in respect of JSG ADSs evidenced by JSG ADRs, shall be validly accepted by delivery of a Letter of Transmittal, together with any required signature guarantees, the relevant JSG ADRs evidencing JSG ADSs and the other required documents to the US Depositary by holders of JSG ADSs (without any further action by the US Depositary). Subject to the withdrawal rights described in paragraph 3 of Part B of this Appendix II, such acceptance will be deemed to constitute a binding agreement between such tendering holder of JSG ADSs and MDCP Acquisitions upon the terms and subject to the Conditions of the Offer. Except as otherwise specifically permitted by paragraph 9(i)(ii)(F) of Part B of this Appendix II, if a JSG ADR evidencing a JSG ADS has been tendered by a holder of JSG ADSs, the JSG Shares represented by such JSG ADSs may not be tendered independently. A Letter of Transmittal and other required documents contained in an envelope postmarked in any jurisdiction where it would be unlawful to do so or otherwise appearing to MDCP Acquisitions or its agents to have been sent from any jurisdiction where it would be unlawful to do so will not constitute a valid acceptance of the Offer.

  (c)
  Book-Entry Transfer

      The US Depositary will establish an account at the Book-Entry Transfer Facility with respect to interests in JSG ADSs held in book-entry form for the purposes of the Offer within two Business Days from the date of this document. JSG ADSs held through the Book-Entry Transfer Facility must be tendered through any financial institution that is a participant in the Book-Entry Transfer Facility by (i) causing the Book-Entry Transfer Facility to transfer such interests in JSG ADSs into the US Depositary's account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedure for such transfer, and (ii) causing the applicable Book-Entry Transfer Facility participant to deliver an Agent's Message to the US Depositary. The term "Agent's Message" means a message transmitted by the Book-Entry Transfer Facility to, and received by, the US Depositary and forming a part of a Book-Entry Confirmation that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the interests in JSG ADSs that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that MDCP Acquisitions may enforce such agreement against the participant. The confirmation of a book-entry transfer of JSG ADSs into the US Depositary's account at the Book-Entry Transfer Facility as described above is referred to herein as a "Book-Entry Confirmation." In accordance with the operating procedures of the Book-Entry Transfer Facility, JSG ADSs held in book-entry form must be transferred into the US Depositary's account at the Book-Entry Transfer Facility by 4.15 p.m. (New York City time), on the business day immediately preceding the final day of the Initial Offer Period or Subsequent Offer Period. Delivery of documents or instructions to the Book-Entry Transfer Facility does not constitute delivery to the US Depositary.

  (d)
  Method of delivery

      The method of delivery of JSG ADSs, the Letter of Transmittal and all other required documents is at the option and risk of the tendering holder of JSG ADSs. JSG ADSs will be deemed delivered only when the JSG ADSs are actually received by the US Depositary (or, in the case of a book-entry transfer, upon receipt by the US Depositary of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery. No acknowledgment of receipt of any Letter of Transmittal or other required documents will be given by, or on behalf of, MDCP Acquisitions.

  (e)
  Signature guarantees

      No signature guarantee is required on the Letter of Transmittal if:

    (i)
    the Letter of Transmittal is signed by the registered holder of the JSG ADSs tendered therewith and such registered holder has not completed either the Box entitled "Special Payment Instructions" or the Box entitled "Special Delivery Instructions" in the Letter of Transmittal; or

    (ii)
    such JSG ADSs are tendered for the account of an Eligible Institution.

      In all other cases all signatures on Letters of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 on the Letter of Transmittal.

  (f)
  JSG ADSs and JSG ADRs

      If the JSG ADSs are registered in the name of a person other than the person(s) who signs the Letter of Transmittal, then the tendered JSG ADRs evidencing such JSG ADSs must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered owner or owners appear on the JSG ADRs, with the signatures on the JSG ADRs or stock powers guaranteed as aforesaid. See Instructions 1 and 5 on the Letter of Transmittal.

  (g)
  Partial acceptances

      If fewer than all of the JSG ADSs evidenced by any JSG ADRs delivered to the US Depositary are to be tendered, the holder thereof should so indicate in the Letter of Transmittal by filling in the number of JSG ADSs which are to be tendered in the box entitled "Number of JSG ADSs Tendered." In such case, a new JSG ADR for the remainder of the JSG ADSs represented by the former JSG ADR will be sent to the person(s) signing such Letter of Transmittal (or delivered as such person properly indicates thereon) as promptly as practicable following the date the tendered JSG ADSs are purchased in the Offer. All JSG ADSs evidenced by a JSG ADR delivered to the US Depositary will be deemed to have been tendered unless otherwise indicated. See Instruction 4 on the Letter of Transmittal. In the case of partial tenders, JSG ADSs not tendered will not be reissued to a person other than the registered holder.

  (h)
  Guaranteed delivery

  (i)
  If a holder of JSG ADSs desires to tender JSG ADSs pursuant to the Offer and the JSG ADRs evidencing such JSG ADSs are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis, or if time will not permit all required documents to reach the US Depositary prior to the expiry of the Subsequent Offer Period, such holder's tender of JSG ADSs may be effected if all the following conditions are met (the "Guaranteed Delivery Procedures"):

  (A)
  such tender is made by or through an Eligible Institution;

  (B)
  a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by MDCP Acquisitions is received by the US Depositary as provided below, prior to the expiry of the Subsequent Offer Period; and

  (C)
  the JSG ADRs evidencing all tendered JSG ADSs (or, in the case of interests in JSG ADSs held in book-entry form, timely Book-Entry Confirmation with respect to such JSG ADSs as described above), together with a properly completed and duly executed Letter of Transmittal with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and any other documents required by the Letter of Transmittal, are received by the US Depositary within three Business Days after the date of execution of such Notice of Guaranteed Delivery.

  (ii)
  The Notice of Guaranteed Delivery may be delivered by hand or mailed to the US Depositary and must include a signature guarantee by an Eligible Institution in the form set out in such Notice of Guaranteed Delivery.

  (iii)
  Receipt of a Notice of Guaranteed Delivery will not be treated as a valid acceptance for the purpose of satisfying the Acceptance Condition. To be counted towards satisfaction of the Acceptance Condition, JSG ADRs evidencing JSG ADSs referred to in the Notice of Guaranteed Delivery (or, in the case of interests in JSG ADSs held in book-entry form, timely Book-Entry Confirmation with respect to such JSG ADSs as described above) must, prior to the Initial Closing Date be received by the US Depositary, together with a duly executed Letter of Transmittal with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and any other required documents.

    (iv)
    Accordingly, tendering holders may be paid at different times depending upon when JSG ADSs evidenced by JSG ADRs or Book-Entry Confirmations with respect to JSG ADSs held in book-entry form are actually received by the US Depositary. Under no circumstances will interest be paid on the purchase price of the JSG ADSs to be paid by MDCP Acquisitions, regardless of any extension of the Offer or any delay in making such payment.

  (i)
  Other requirements

      By executing the Letter of Transmittal, or causing an Agent's Message to be delivered or complying with the Guaranteed Delivery Procedures as set out above, the tendering holder of JSG ADSs will agree that effective from and after the date all Conditions are satisfied or, where permitted, waived or if the Offer will become unconditional in all respects or lapse in the outcome of the resolution in question:

    (i)
    MDCP Acquisitions shall be entitled to direct the exercise of any votes attaching to any JSG Shares represented by JSG ADSs in respect of which the Offer has been accepted or is deemed to have been accepted and any other rights and privileges attaching to such JSG Shares, including any right to requisition a general meeting of JSG or of any class of its shareholders; and

    (ii)
    the execution of the Letter of Transmittal and its delivery to the US Depositary (or delivery of an Agent's Message to the US Depositary) or compliance with the Guaranteed Delivery Procedures will constitute:

    (A)
    an authority to JSG or its agents from the tendering holder of JSG ADSs to send any notice, circular, warrant, document or other communication, which may be sent to him as a holder of JSG ADSs, to MDCP Acquisitions at its registered office;

    (B)
    an authority to MDCP Acquisitions or its agent to sign any consent to short notice of a general meeting or separate class meeting on behalf of the tendering holder of JSG ADSs and/or to execute a form of proxy in respect of such JSG ADSs appointing any person nominated by MDCP Acquisitions to attend general meetings or separate class meetings of JSG or its members (or any of them) (or any adjournments thereof) and to exercise the votes attaching to such JSG ADSs on the holders' behalf, such votes to be exercised as far as possible to satisfy any outstanding Condition or otherwise as MDCP Acquisitions or its agents think fit;

    (C)
    the agreement of the tendering holder of JSG ADSs not to exercise any of such rights without the consent of MDCP Acquisitions and the irrevocable undertaking of the tendering holder of JSG ADSs not to appoint a proxy or to attend general meetings or separate class meetings;

    (D)
    the agreement of the tendering holder that such holder irrevocably appoints any person authorised by MDCP Acquisitions as his or her attorney to take such actions and execute such documents as MDCP Acquisitions may reasonably deem necessary or desirable to give effect to MDCP Acquisitions's acceptance of the tender of such holder's JSG ADSs for the purposes contemplated by the Offer;

    (E)
    the irrevocable appointment of any director of MDCP Acquisitions or of Deutsche Bank as the attorney and/or agent of such tendering holder of JSG ADSs, and an irrevocable instruction to the attorney and/or agent to complete and execute all or any form(s) of transfer and/or other document(s) at the discretion of the attorney and/or agent in relation to the tendered JSG ADSs in favour of MDCP Acquisitions or such other person or persons as MDCP Acquisitions or its agents may direct and to deliver such form(s) of transfer and/or other document(s) in the attorney's discretion and/or the certificate(s) and/or other document(s) of title relating to such tendered JSG ADSs for registration within six months of the Offer becoming unconditional in all respects and to execute all such other documents and to do all such other acts and things as may in the opinion of such attorney be necessary or expedient for the purpose of, or in connection with, the acceptance of the Offer and to vest in MDCP Acquisitions or its nominees such tendered JSG ADSs or the JSG Shares represented by such JSG ADSs;

      (F)
      the irrevocable appointment of the US Depositary as the agent of such tendering holder of JSG ADSs and an irrevocable instruction and authority to the ADS Depositary and the ADS Custodian, subject to such tendering holder's JSG ADS having been accepted for purchase, to execute and deliver to the Irish Receiving Agent a Form of Acceptance (and all or any form(s) of transfer and/or other document(s)) with respect to the JSG Shares represented by such tendering holder's JSG ADSs; and

      (G)
      an irrevocable acknowledgement by such tendering holder of JSG ADSs that (1) payment by MDCP Acquisitions for such holder's JSG ADSs shall constitute payment for the JSG Shares represented by such JSG ADSs and that (2) none of such tendering holder of JSG ADSs, the US Depositary, the ADS Depositary, the ADS Custodian or any other person shall be entitled to receive any consideration under the Offer in connection with the execution and delivery of a Form of Acceptance with respect to the JSG Shares represented by such JSG ADSs.

  (j)
  Each holder of JSG ADSs by whom, or on whose behalf, a Letter of Transmittal is executed and delivered to the US Depositary or otherwise on behalf of MDCP Acquisitions or Deutsche Bank irrevocably represents and warrants to and with MDCP Acquisitions, Deutsche Bank and US Depositary that, unless "NO" is inserted in the section captioned "Certain Overseas Holders of JSG ADSs" in the Letter of Transmittal, such holder of JSG ADSs has not received or sent copies of this document, the Letter of Transmittal or any related documents in, into or from any such jurisdiction where it would be unlawful to do so; and in respect of the JSG ADSs to which the Letter of Transmittal relates, such holder is not an agent or fiduciary acting on a non-discretionary basis for a principal who has given any instructions with respect to the Offer from any such unlawful jurisdiction and the Letter of Transmittal has not been mailed or otherwise sent in, into or from any such unlawful jurisdiction or signed in any such jurisdiction and such holder of JSG ADSs is accepting the Offer from outside any such jurisdiction.

  (k)
  If the Offer lapses, all documents tendered will be returned within 14 calendar days thereafter at the risk of the holder of JSG Securities concerned.

  (l)
  If you are in any doubt about the procedures for acceptance, please telephone Innisfree M&A Incorporated, the Information Agent with respect to the Offer, at +1 877 750 5838 (toll free in the United States) or, +800 4664 7000 (toll free outside of the United States) or +1 212 750 5833 (call collect).

10.      Procedures for accepting the Offer in respect of JSG Shares

  (a)
  Holders of JSG Shares will have received a Form of Acceptance with this Offer Document. This paragraph should be read together with the Form of Acceptance. The provisions of this paragraph shall be deemed to be incorporated in, and to form a part of, the Form of Acceptance. The instructions printed on the Form of Acceptance shall be deemed to form a part of the terms of the Offer.

    If a holder of JSG Shares holds JSG Shares in both certificated and uncertificated form, he should complete a separate Form of Acceptance for each holding. Similarly, such holder should complete a separate Form of Acceptance for JSG Shares held in uncertificated form, but under different member account IDs, and for JSG Shares held in certificated form, but under different designations.

  (b)
  To accept the Offer, any holder of JSG Shares, including any person in the United States who holds JSG Shares, wishing to accept the Offer in respect of all or any portion of such holder's JSG Shares, should complete Boxes 1 and 3 and, if such holder's JSG Shares are in CREST, Box 4, and sign Box 5 on the Form of Acceptance in accordance with the instructions printed on it. All holders of JSG Shares who are individuals should sign the Form of Acceptance in the presence of a witness who should also sign Box 5 in accordance with the instructions printed on it. Unless witnessed, an acceptance by an individual will not be valid. Any holder of JSG Shares who wishes to elect for the Loan Note Alternative should also complete Box 2 of the Form of Acceptance. Overseas Holders of JSG Shares should note the provisions of paragraph 8(h) of Part B of this Appendix II.

  (c)
  An accepting holder of JSG Shares should return the completed, signed and witnessed Form of Acceptance, whether or not such JSG Shares are in CREST, to the Irish Receiving Agent or the US Depositary. The completed Form of Acceptance, together, if such holder's JSG Shares are in certificated form, with his share certificate(s) and/or other document(s) of title, must be lodged with the Irish Receiving Agent or the US Depositary, as soon as possible, but in any event so as to arrive not later than 1.00 p.m. (Dublin time), 8.00 a.m. (New York City time), on 6 August 2002. If you have any questions as to who should complete the Form of Acceptance, please contact Capita Corporate Registrars plc, the Irish Receiving Agent on +353 1 810 2494 if calling from anywhere other than the United States and Canada. If calling from within the United States, you should call Innisfree M&A Incorporated, the US Information Agent on +1 877 750 5834 (toll-free in the United States and Canada) or +800 4664 7000 (toll-free from outside the United States and Canada) or +1 212 750 5833 (call collect). A person in the United States who holds JSG Shares may submit the Form of Acceptance, together with his share certificate(s) and/or other document(s) of title, to the US Depositary, who will receive such Form(s) of Acceptance and certificate(s) and/or other document(s) of title on behalf of the Irish Receiving Agent. A Form of Acceptance contained in an envelope postmarked in any jurisdiction where it would be unlawful to accept the Offer from or otherwise appearing to MDCP Acquisitions or its agents to have been sent from any jurisdiction where it would be unlawful to accept the Offer from will not constitute a valid acceptance of the Offer.

  (d)
  If JSG Shares are in uncertificated form, the holder should insert in Box 4 of the Form of Acceptance the participant ID and member account ID under which such JSG Shares are held by him in CREST and otherwise complete and return the Form of Acceptance as described above. In addition, such holder should take (or procure to be taken) the action set out below to transfer JSG Shares in respect of which he wishes to accept the Offer to an escrow balance, specifying Capita Corporate Registrars Plc (in its capacity as a CREST participant under the participant ID referred to below) as the escrow agent, as soon as possible and in any event so that the transfer to escrow settles not later than 1.00 p.m. (Dublin time), 8.00 a.m. (New York City time), on 6 August 2002.

  (e)
  If the holder of such JSG Shares is a CREST sponsored member, he should refer to his CREST sponsor before taking any action. Such holder's sponsor will be able to confirm details of his participant ID and the member account ID under which his JSG Shares are held. In addition, only his CREST sponsor will be able to send the TTE instruction to CRESTCo in relation to his JSG Shares.

  (f)
  The holder of such JSG Shares should send (or, if he is a CREST sponsored member, procure that his CREST sponsor sends) a TTE instruction to CRESTCo which must be properly authenticated in accordance with CRESTCo's specifications and which must contain, in addition to the other information that is required for a TTE instruction to settle in CREST, the following details:

  (i)
  the member of JSG Shares to be transferred to an escrow balance;

  (ii)
  the member account ID of such holder of JSG Shares. This must be the same member account ID as the member account ID that is inserted in Box 4 of the Form of Acceptance;

    (iii)
    the participant ID of such holder of JSG Shares. This must be the same participant ID as the participant ID that is inserted in Box 4 of the Form of Acceptance;

    (iv)
    the participant ID of the Escrow Agent (the Irish Receiving Agent in its capacity as a CREST Receiving Agent). This is 7RA08;

    (v)
    the member account ID of the Escrow Agent. This is JSMURFIT;

    (vi)
    the Form of Acceptance Reference Number. This is the Form of Acceptance Reference Number that appears next to Box 4 of the Form of Acceptance. This Reference Number should be inserted in the first eight characters of the shared note field on the TTE instruction. Such insertion will enable the Irish Receiving Agent to match the transfer to escrow to your Form of Acceptance. The holder of such shares should keep a separate record of this Form of Acceptance Reference Number for future reference;

    (vii)
    the Intended Settlement Date. This should be as soon as possible and in any event not later than 6 August 2002;

    (viii)
    the Corporate Action Number for the Offer. This is allocated by CRESTCo and can be found by viewing the relevant Corporate Action details in CREST;

    (ix)
    input with standard delivery instruction priority of 80; and

    (x)
    the Corporate Action ISIN. This is IE0008191433.

  (g)
  After settlement of the TTE instruction, such holder of JSG Shares will not be able to access JSG Shares in CREST for any transaction or charging purposes, unless the holder withdraws his acceptance in accordance with paragraph 3 of this Part B of Appendix II. If the Offer becomes unconditional in all respects, the Escrow Agent will transfer the JSG Shares concerned to itself in accordance with this paragraph 10 of this Part B of Appendix II.

  (h)
  Such holder of JSG Shares is recommended to refer to the CREST Manual published by CRESTCo for further information on the CREST procedures outlined above. For ease of processing, such holder is requested, wherever possible, to ensure that a Form of Acceptance relates to only one transfer to escrow.

  (i)
  If no Form of Acceptance Reference Number, or an incorrect Form of Acceptance Reference Number, is included on the TTE instruction. MDCP Acquisitions may treat any amount of JSG Shares transferred to an escrow balance in favour of the Escrow Agent specified above from the participant ID and member account ID identified in the TTE instruction as relating to any Form(s) of Acceptance which relate(s) to the same member account ID and participant ID (up to the amount of JSG Shares inserted or deemed to be inserted on the Form(s) of Acceptance concerned).

  (j)
  Such holder of JSG Shares should note that CRESTCo does not make available special procedures, in CREST, for any particular corporate action. Normal system timings and limitations will therefore apply in connection with a TTE instruction and its settlement. Such holder should therefore ensure that all necessary action is taken by him (or by his CREST sponsor) to enable a TTE instruction relating to his JSG Shares to settle prior to 1.00 p.m. (Dublin time), 8.00 a.m. (New York City time), on 6 August 2002. In this connection, such holder is referred in particular to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

  (k)
  MDCP Acquisitions will make an appropriate announcement if any of the details contained in this Part B of Appendix II alter for any reason.

  (l)
  Normal CREST procedures (including timings) apply in relation to any JSG Shares that are, or are to be, converted from uncertificated to certificated form, or from certificated to uncertificated form, during the course of the Offer (whether any such conversion arises as a result of a transfer of JSG Shares or otherwise). Holders of JSG Shares who are proposing so to convert any JSG Shares are recommended to ensure that the conversion procedures are implemented in sufficient time to enable the person holding or acquiring JSG Shares as a result of the conversion to take all necessary steps in connection with an acceptance of the Offer (in particular, as regards delivery of share certificate(s) and/or other documents of title or transfer to an escrow balance as described above) prior to 1.00 p.m. (Dublin time), 8.00 a.m. (New York City time), on 6 August 2002.

  (m)
  On completion of the Capital Reduction, JSG Shares shall cease to be eligible securities for transfer pursuant to an operator instruction issued through CREST. Holders of such JSG Shares should follow the instructions in paragraph 10(d) in this Part B of Appendix II if they wish to accept the Offer after the Capital Reduction.

  (n)
  If the share certificate(s) and/or other document(s) of title is/are not readily available or is/are lost or has/have not been issued, the Form of Acceptance should nevertheless be completed, signed and returned as stated above to the Irish Receiving Agent or the US Depositary so as to be received as soon as possible, but in any event no later than 1.00 p.m. (Dublin time), 8.00 a.m. (New York City time), on 6 August 2002 together with any share certificate(s) and/or other document(s) of title that is/are available, accompanied by a letter stating that the balance will follow or that one or more share certificate(s) and/or other document(s) of title have been lost and the certificate(s) and/or other document(s) of title should be forwarded as soon as possible thereafter. If the share certificate(s) and/or other document(s) of title are lost, the accepting holder should request the registrar of JSG, Capita Corporate Registrars Plc at Unit 5, Manor Street Business Park, Manor Street, Dublin 7 to send him a letter of indemnity for completion in accordance with the instructions given. When completed, the letter of indemnity must be lodged with the Irish Receiving Agent or the US Depositary, at the addresses set out at the end of this document.

  (o)
  Subject to the Rules, MDCP Acquisitions reserves the right to treat as valid in whole or in part any acceptance of the Offer which is not entirely in order or which is not accompanied by (as applicable) the relevant transfer to escrow or the relevant share certificate(s) and/or other document(s) of title or which is received by it at a place or places other than as set out in this document or the Form of Acceptance. In that event, the consideration under the Offer will be dispatched only when the acceptance is entirely in order and (as applicable) the relevant transfer to escrow or the relevant share certificate(s) and/or other document(s) of title or indemnity satisfactory to MDCP Acquisitions has/have been received.

  (p)
  Any Form of Acceptance received after the Capital Reduction shall be treated as an acceptance for six JSG Subdivided Shares for every JSG Share included in the acceptance. Accordingly, any holder of JSG Subdivided Shares wishing to accept the Offer should use the Form of Acceptance for uncertificated JSG Shares.

  (q)
  If the Offer lapses, all documents lodged for acceptance will be returned within 14 calendar days thereafter at the risk of the bolder of JSG Shares concerned.

  (r)
  No acknowledgment of receipt of any Form of Acceptance, share certificate(s) and/or other document(s) of title will be given by, or on behalf of, MDCP Acquisitions. The method of delivery of share certificate(s) and/or other document(s) of title for JSG Shares and all other required documents is at the option and risk of the accepting holder of JSG Shares. In all cases, sufficient time should be allowed to ensure timely delivery and in any event to ensure delivery by 1.00 p.m. (Dublin time), 8.00 a.m. (New York City time), on 6 August 2002.

  (s)
  Any holder of JSG Shares who is in any doubt as to the procedure for acceptance should contact Capita Corporate Registrars Plc, the Irish Receiving Agent on +353 1 810 2494 if calling from anywhere other than the United States and Canada. If calling from within the United States or Canada you should call Innisfree M&A Incorporated, the Information Agent with respect to the Offer, at +1 877 750 5834 (toll free in the United States and Canada or, if you are at +1 212 750 5833 (call collect). Such holder is also reminded. that, if he is a CREST sponsored member, he should contact his CREST Sponsor before taking any action.

11.      Form of Acceptance

            Each holder of JSG Shares by whom, or on whose behalf, a Form of Acceptance is executed and lodged with the Irish Receiving Agent or the US Depositary, or otherwise on behalf of MDCP Acquisitions or Deutsche Bank irrevocably undertakes, represents, warrants and decrees to and with MDCP Acquisitions, Deutsche Bank and the Irish Receiving Agent or the US Depositary (so as to bind him and his heirs, successors and assigns) to the following effect:

  1.
  that the execution of the Form of Acceptance shall constitute:

  (a)
  an acceptance of the Offer in respect of the number of JSG Shares inserted, or deemed to be inserted, in Box 1;

  (b)
  if Box 2 is completed:

  (i)
  an election under the Loan Note Alternative to receive Loan Notes instead of all or part of the cash consideration to which the relevant holder of JSG Shares would otherwise have been entitled under the Offer in respect of the number of JSG Shares inserted or deemed to be inserted in Box 1;

  (ii)
  subject to the provisions of paragraph 8 of this Part B of this Appendix II, an instruction to MDCP Acquisitions or its agent to procure that the name(s) of such JSG Shareholder(s) is/are entered on the register of holders of Loan Notes in respect of the Loan Notes to which such JSG Shareholder(s) may become entitled under the Offer, subject to the terms of the Loan Note Instrument;

  (iii)
  an instruction to MDCP Acquisitions or its agents, to record and act upon any instructions with regard to notices or dividend mandates which have been recorded in the records of JSG in respect of such JSG Shareholder's holding(s) of JSG Shares, as if such mandates had been given in respect of its holding of Loan Notes (where applicable); and

  (iv)
  unless "NO" is inserted in the box in Box 2 of the Form of Acceptance, representations and warranties to the effect set forth in paragraph 4(e)(i) of Part B of Appendix II to this document;

  (c)
  an undertaking to execute any further documents and give any further assurances which may be required in connection with any of the foregoing and/or to enable MDCP Acquisitions to obtain full benefit of this paragraph 11, in each case on and subject to the terms and conditions set out or referred to in this document, and in the Form of Acceptance, and that, subject to the rights of withdrawal set out or referred to in paragraph 3 of Part B of this Appendix II, each such acceptance, election and authority shall be irrevocable provided that if:

  (i)
  no boxes are completed;

  (ii)
  the total number of JSG Shares inserted in Box 1 is greater than the number of JSG Shares comprised in the acceptance;

  (iii)
  any of the other boxes in the Form of Acceptance are completed in an inconsistent manner; or

  (iv)
  the acceptance is otherwise completed incorrectly,

      but in any of the foregoing cases, the Form of Acceptance is signed, it will be deemed to be an acceptance of the terms of the Offer in respect of all of the JSG Shares comprised in the acceptance.

      For the purposes of this Appendix II and the relevant Form of Acceptance, the phrase "JSG Shares comprised in the acceptance" shall mean the number of JSG Shares inserted in Box 1 of the Form of Acceptance or, if no number is inserted (or if the greater of (i), (ii) and (iii) below is lower than the number of JSG Shares inserted in Box 1 of the Form of Acceptance), the greater of:

      (i)
      the relevant JSG Shareholder's entire registered holding of JSG Shares as disclosed by details of the register of members made available to the Irish

        Receiving Agent prior to the time the Form of Acceptance is processed by them;

      (ii)
      the relevant JSG Shareholder's entire registered holding of JSG Shares as disclosed by details of the register of members made available to the Irish Receiving Agent prior to the latest time for receipt of Forms of Acceptance which can be taken into account for determining whether the Offer is unconditional; and

      (iii)
      the number of JSG Shares in respect of which certificates or an indemnity in lieu thereof is received, and/or, in respect of any JSG Shares in CREST, the number of such JSG Shares which are transferred by the relevant JSG Shareholder to an escrow account by means of a TTE instruction;

  2.
  that the JSG Shares in respect of which the Offer is accepted or deemed to be accepted are sold fully paid and free from all liens, charges, equitable interests, encumbrances, pre-emption rights and other third party rights or interests of any nature whatsoever and together with all rights attaching now and hereafter thereto;

  3.
  that, unless "NO" is inserted in Box 7 of the Form of Acceptance, holders of JSG Shares have not received or sent copies of this document, the Form of Acceptance or any related documents in, into or from, any jurisdiction where it would be unlawful to do so in respect of the JSG Shares to which the Form of Acceptance relate, such holder is not an agent or fiduciary acting on a non-discretionary basis for a principal who has given any instructions with respect to the Offer from within any jurisdiction where it would be unlawful to do so and the Form of Acceptance has not been mailed or otherwise sent in, into or from any such unlawful jurisdiction or signed in any such jurisdiction and such holder of JSG Shares is accepting the Offer from outside any such jurisdiction;

  4.
  that the execution of the Form of Acceptance and its delivery to the Irish Receiving Agent or the US Depositary will, subject to the Offer becoming or being declared unconditional in all respects in accordance with its terms and the holder of JSG Shares accepting the Offer not having validly withdrawn his acceptance, constitute the irrevocable appointment of any director of MDCP Acquisitions or of Deutsche Bank as such JSG Shareholder's attorney and/or agent, and an irrevocable instruction to the attorney and/or agent to complete and execute all or any form(s) of transfer and/or other document(s) at the discretion of the attorney and/or agent in relation to the JSG Securities referred to in paragraphs 11.1 and 11.2 of this Part B of Appendix II in favour of MDCP Acquisitions or such other person or persons as MDCP Acquisitions or its agents may direct and to deliver such form(s) of transfer and/or other document(s) in the attorney's discretion and/or the certificate(s) and/or other document(s) of title relating to such JSG Shares for registration within six months of the Offer becoming unconditional in all respects and to execute all such other documents and to do all such other acts and things as may in the opinion of such attorney be necessary or expedient for the purpose of, or in connection with, the acceptance of the Offer and to vest in MDCP Acquisitions or its nominees such JSG Shares;

  5.
  that the execution by a JSG Shareholder of the Form of Acceptance and its delivery to the Irish Receiving Agent or the US Depositary constitute the irrevocable appointment of the Irish Receiving Agent as such JSG Shareholder's escrow agent and an irrevocable instruction and authority to the Escrow Agent:

  (i)
  subject to the Offer becoming unconditional in all respects in accordance with its terms and to such accepting JSG Shareholder not having validly withdrawn his acceptance, to transfer to itself (or to such other person or persons as MDCP Acquisitions or its agents may direct) by means of CREST all or any of the Relevant JSG Shares (but not exceeding the number of JSG Shares in respect of which the Offer is accepted or deemed to be accepted); and

  (ii)
  if the Offer does not become unconditional in all respects, to give instructions to CRESTCo, immediately after the lapsing of the Offer (or within such longer period as the Panel may permit, not exceeding 14 days of the lapsing of the Offer), to transfer all Relevant JSG Shares to the original available balance of the accepting

      JSG Shareholder "Relevant JSG Shares" means JSG Shares in uncertificated form and in respect of which a transfer or transfers to escrow has or have been effected pursuant to the procedures described in paragraph 10 of Part B of this Appendix II and where the transfer(s) to escrow was or were made in respect of JSG Shares held under the same member account ID and participant ID as the member account ID and participant ID relating to the Form of Acceptance concerned (but irrespective of whether or not any Form of Acceptance Reference Number, or a Form of Acceptance Reference Number corresponding to that appearing on the Form of Acceptance concerned, was included in the TTE instruction concerned);

  6.
  that the execution by a JSG Shareholder of the Form of Acceptance and its delivery to the Irish Receiving Agent or the US Depositary will constitute, subject to the Offer becoming unconditional in all respects in accordance with its terms and to an accepting holder of JSG Shares not having withdrawn his acceptance, an irrevocable authority and request:

  (i)
  to JSG or its agents to procure the registration of the transfer of the JSG Shares in certificated form pursuant to the Offer and the delivery of the share certificate(s) and/or other document(s) of title in respect thereof to MDCP Acquisitions or as it may direct;

  (ii)
  subject to the provisions of paragraph 10 of Part B of this Appendix II, if the JSG Shares concerned are in certificated form, or if either of the provisos to sub-paragraph 6(iii) of this Part B of this Appendix II apply to MDCP Acquisitions or its agents, to procure the dispatch by post (or by such other methods as may be approved by the Panel) of a cheque for cash and/or the relevant definitive certificate(s) and/or other document(s) of title to which an accepting holder of JSG Shares may become entitled pursuant to his acceptance of the Offer, at the risk of such holder of JSG Shares, to the person or agent whose name and address is set out in Box 6 of the Form of Acceptance, or, if none is set out, if appropriate, to the first-named holder at his registered address; and

  (iii)
  if the JSG Shares concerned are in uncertificated form, to MDCP Acquisitions or its agents to procure the creation of an assured payment obligation in favour of the JSG Shareholder's payment bank in accordance with the CREST assured payment arrangements in respect of any cash consideration (as regards fractional entitlements or otherwise) to which such JSG Shareholder is entitled pursuant to the Offer provided that (a) MDCP Acquisitions may (if, for any reason, it wishes to do so) determine that any such cash consideration shall be paid by cheque dispatched by post and (b) if the JSG Shareholder concerned is a CREST member whose registered address is in an unlawful jurisdiction, any cash consideration to which such JSG Shareholder is entitled shall be paid by cheque dispatched by post and sub-paragraph 6(ii) of this Part B of this Appendix II shall apply;

  7.
  that, after the Offer becomes or is declared unconditional in all respects (or if the Offer will become unconditional in all respects or lapse immediately upon the outcome of the resolution in question) and provided that the Offer has been accepted or deemed to have been accepted by a JSG Shareholder and such acceptance has not been validly withdrawn and pending registration:

  (a)
  MDCP Acquisitions shall be entitled to direct the exercise of any votes and any or all other rights and privileges (including the right to requisition the convening of a general meeting of the holders of JSG Shares or of any class of the holders of JSG Shares) attaching to any JSG Shares; and

  (b)
  the execution by a JSG Shareholder of a Form of Acceptance and its delivery to the Irish Receiving Agent or the US Depositary will, in respect of the JSG Shares comprised in such acceptance, constitute:

  (i)
  an authority to JSG from such JSG Shareholder to send any notice, warrant, document or other communication which may be required to be sent to such holder as a member of JSG to MDCP Acquisitions at its registered office;

      (ii)
      an irrevocable authority to MDCP Acquisitions or any director or other authorised person of MDCP Acquisitions to sign any consent to short notice on such holder's behalf and/or attend and/or execute a form of proxy in respect of such JSG Shares and/or, where appropriate, any appointment pursuant to section 139 of the Irish Companies Act, 1963 appointing any person nominated by MDCP Acquisitions to attend general meetings and separate class meetings of JSG or its members (or any of them) (and any adjournments thereof) and to exercise or refrain from exercising (but subject to the Rules) the votes attaching to such JSG Shares on his behalf, where relevant, such votes to be cast so far as possible to satisfy any outstanding condition of the Offer; and

      (iii)
      the agreement of such JSG Shareholder not to exercise any of such rights without the consent of MDCP Acquisitions and the irrevocable undertaking of such JSG Shareholder not to appoint a proxy to attend and not himself to attend any such general meeting or separate class meeting.

  8.
  that such holder of JSG Shares will deliver to the Irish Receiving Agent or the US Depositary at one of their respective addresses set out at the back of this document, his share certificate(s) or other document(s) of title in respect of all JSG Shares held by such holder of JSG Shares (which are in certificated form) in respect of which the Offer has been accepted or is deemed to have been accepted and not validly withdrawn, or an indemnity acceptable to MDCP Acquisitions in lieu thereof, as soon as possible and in any event within six months of the Offer becoming unconditional in all respects;

  9.
  that such holder of JSG Shares will take (or procure to be taken) the action set out in paragraph 10 of Part B of this Appendix II to transfer all JSG Shares in respect of which the Offer has been accepted, or is deemed to have been accepted and not validly withdrawn held by such holder of JSG Shares in uncertificated form to an escrow balance as soon as possible and in any event so that the transfer to escrow settles within six months of the Offer becoming unconditional in all respects;

  10.
  that if, for any reason, any JSG Shares in respect of which a transfer to an escrow balance has been effected in accordance with paragraph 10 of Part B of this Appendix II are converted to certificated form, such holder of JSG Shares will (without prejudice to paragraph 11.8 of this Part B) immediately deliver or procure the immediate delivery of the share certificate(s) or other document(s) of title in respect of all such JSG Shares as so converted to the Irish Receiving Agent or the US Depositary at one of their respective addresses set out at the back of this document or to MDCP Acquisitions at its registered office or as MDCP Acquisitions or its agents may direct;

  11.
  that the creation of an assured payment obligation in favour of his payment bank in accordance with the CREST assured payment arrangements as referred to in paragraph 11.6(iii) of this Part B of Appendix II shall, to the extent of the obligation so created, discharge in full any obligation of MDCP Acquisitions and/or Deutsche Bank to pay to such holder of JSG Shares the cash consideration to which such holder of JSG Shares is entitled pursuant to the Offer;

  12.
  that the terms and conditions of the Offer contained in this document shall be deemed to be incorporated in, and form a part of, the Form of Acceptance which shall be read and construed accordingly;

  13.
  that, if such holder accepts the Offer, such holder will do all such acts and things as shall be necessary or expedient to vest in MDCP Acquisitions or its nominee(s) or such other persons as MDCP Acquisitions may decide the JSG Shares in respect of which such acceptance is made and all such acts and things as may be necessary or expedient to enable the Irish Receiving Agent to perform its functions as Escrow Agent for the purposes of the Offer;

  14.
  that, where the holder accepts the Offer in respect JSG Shares represented by JSG ADSs on account of the irrevocable instruction provided for in paragraph 9(i)(ii)(F) in Part B of this Appendix II, an irrevocable acknowledgement by such tendering holder of JSG Shares that (1) he shall not be entitled to receive any consideration under the Offer in connection with the execution and delivery of a Form of Acceptance with respect to the JSG Shares represented by such JSG ADSs and (2) payment by MDCP acquisitions for the JSG ADSs which represent such JSG Shares shall constitute payment for the JSG Shares;

  15.
  that such holder agrees to ratify each and every act or thing which may be done or effected by MDCP Acquisitions, Deutsche Bank, the Irish Receiving Agent, the US Depositary and/or any director of MDCP Acquisitions, Deutsche Bank the Irish Receiving Agent and/or the US Depositary and/or by any of their respective agents, as the case may be, in the exercise of any of his powers and/or authorities hereunder;

  16.
  that the execution of a Form of Acceptance constitutes such holder's submission, in relation to all matters arising out of the Offer and the Form of Acceptance, to the jurisdiction of the courts of Ireland;

  17.
  that on execution the Form of Acceptance shall take effect as a deed;

  18.
  that if any provision of Part B of this Appendix II shall be unenforceable or invalid or shall not operate so as to afford MDCP Acquisitions or Deutsche Bank or the Irish Receiving Agent or the US Depositary, or any director of any of them or JSG or any of their respective agents the benefit or authority expressed to be given therein, such holder shall with all practicable speed do all such acts and things and execute all such documents that may be required to enable MDCP Acquisitions and/or Deutsche Bank and/or the Irish Receiving Agent or the US Depositary and/or any director of any of them and/or any of their respective agents to secure the full benefits of Part B of this Appendix II;

  19.
  that if such holder accepts the Offer, he or she does so on the basis only of the information set out in this document and that the terms and conditions of the Offer contained in this document shall be deemed to be incorporated in, and for in part of, the Form of Acceptance, which shall be read and construed accordingly; and

  20.
  that the execution of the Form of Acceptance constitutes an authority to any director of Deutsche Bank and/or their respective agents within the terms of paragraph 11.4 of this Part B of Appendix II.

    References in this Part B to a holder of JSG Shares include references to the person or persons executing a Form of Acceptance, and, in the event of more than one person executing a Form of Acceptance, the provisions of this Part B shall apply to them jointly and to each of them.

    Delivery of the Form of Acceptance and certificates representing JSG Shares and/or other documents of title to the US Depositary will constitute delivery of them to the Irish Receiving Agent for the purposes of paragraph 11 of this Part B of Appendix II.

12.      Substitute acceptance documents

            The holders of JSG Securities have been sent with this Offer Document a Letter of Transmittal (accompanied by a Notice of Guaranteed Delivery) and/or a Form of Acceptance. All holders of JSG ADSs have been sent a Letter of Transmittal and a Notice of Guaranteed Delivery, which they must use to tender their JSG ADSs and accept the Offer. All holders of JSG Shares, including persons in the United States who hold JSG Shares, have been sent a Form of Acceptance, which they must use to accept the Offer in respect of their JSG Shares. Should any holder of JSG Securities receive an incorrect form with which to accept the Offer or require any additional forms, that person should contact the Irish Receiving Agent, or the US Information Agent at the addresses set out at the end of this document, who will provide the appropriate forms.

13.      Settlement

            Subject to the satisfaction, fulfilment or, where permitted, waiver of all Conditions (except as provided in paragraph 8 of this Part B of Appendix II in the case of certain Overseas Holders of JSG

Securities), settlement of the consideration to which any holder of JSG Securities is entitled under the Offer will be effected (i) in the case of valid and complete acceptances received by the date on which the Offer becomes wholly unconditional, within 14 calendar days of such date, or (ii) in the case of valid and complete acceptances of the Offer received after such date, but while the Offer remains open for acceptance, within 14 calendar days of such receipt, in the following manner:

  (a)
  JSG Shares in uncertificated form (that is, in CREST)

      Where an acceptance relates to JSG Shares in uncertificated form, the cash consideration to which the accepting holder of JSG Shares is entitled will be paid by means of CREST by MDCP Acquisitions procuring the creation of an assured payment obligation in favour of such accepting holder's payment bank in respect of the cash consideration due, in accordance with the CREST assured payment arrangements.

      MDCP Acquisitions reserves the right to settle all or any part of the consideration referred to in this paragraph, for all or any accepting holders of JSG Securities, in the manner referred to in paragraph (b) below, if, for any reason, it wishes to do so.

  (b)
  JSG Shares in certificated form and JSG ADSs evidenced by JSG ADRs

      Where an acceptance relates to JSG Shares in certificated form or JSG ADSs evidenced by JSG ADRs, cheques for cash due will be dispatched by post (or by such other method as may be approved by the Panel).

  (c)
  JSG ADSs in uncertificated form (that is, in book-entry form)

      Where an acceptance relates to JSG ADSs held in uncertificated form, that is, through the Book-Entry Transfer Facility, payment of the cash consideration to which an accepting holder of JSG ADSs is entitled will be transferred by the US Depositary to the Book-Entry Transfer Facility for credit to the accounts of the Book-Entry Transfer Facility participants who validly tendered the JSG ADSs through the Book-Entry Transfer Facility. Please refer to paragraph 17(d) ("Currency of consideration") of the letter from Deutsche Bank for information as to the payment of the cash consideration in euro.

  (d)
  Upon receipt of the euro consideration from MDCP Acquisitions, the US Depositary will convert such euro consideration into US dollars on the open spot market on or about the date such euro are received from MDCP Acquisitions. The actual amount of US dollars received by a holder of JSG ADSs will depend upon the relevant prevailing exchange rate on the date funds are converted by the US Depositary, which may not be the same exchange rate as is prevailing on the date that a holder of JSG ADSs executes the Letter of Transmittal or on the date that MDCP Acquisitions dispatches payment to the US Depositary.

14.      Lapsing of the Offer

            If the Conditions are not satisfied, fulfilled or, where permitted, waived, (i) in respect of JSG Securities held in certificated form, the relevant share certificate(s), JSG ADRs and/or other documents of title will be returned by the Irish Receiving Agent or the US Depositary by post (or by such other method as may be approved by the Panel) to the address or agent whose name and address is set out in the relevant box in the relevant Acceptance Document or, if none is set out, to the first named holder at his or her registered address within 14 days of the Offer lapsing, (ii) in respect of JSG Shares held in CREST, the Irish Receiving Agent will, immediately after the lapsing of the Offer (or within such longer period as the Panel may permit, not exceeding 14 days of the lapsing of the Offer), give TFE instructions to CRESTCo to transfer all relevant JSG Shares held in escrow balances and in relation to which it is the escrow agent for the purposes of the Offer to the original available balances of the holders of JSG Shares concerned and (iii) in respect of JSG ADSs held in book-entry form, the US Depositary will instruct the Book-Entry Transfer Facility to return such JSG ADSs to the Book-Entry Transfer Facility participant who tendered such JSG ADSs.

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APPENDIX III

PARTICULARS OF THE LOAN NOTES

            The Loan Notes will be created by a resolution of the board of directors of MDCP Acquisitions (or a duly authorised committee thereof) and will be constituted by the Loan Note Instrument. The issue of the Loan Notes will be conditional on the Offer becoming or being declared unconditional in all respects. The Loan Note Alternative is not being offered in, and it may not be accepted in or from, Australia, the United States or any other jurisdiction where it would be unlawful to do so. No Loan Note Certificates will be posted or sent to addresses in Australia, the United States or any jurisdiction where it would be unlawful to do so. Any Acceptance Document on which an election for the Loan Note Alternative is purportedly made and which is received in an envelope postmarked in Australia, the United States or any jurisdiction where it would be unlawful to do so or otherwise appearing to MDCP Acquisitions or its agents to have been sent from Australia, the United States or any jurisdiction where it would be unlawful to do so may render invalid any purported acceptance of the Loan Note Alternative. Any Acceptance Document on which an election for the Loan Note Alternative is purportedly made and which is received in an envelope postmarked in Australia, the United States or any jurisdiction where it would be unlawful to do so or otherwise appearing to MDCP Acquisitions or its agents to have been sent from Australia, the United States or any jurisdiction where it would be unlawful to do so (but which is otherwise properly completed and valid in all respects) will be deemed to be an acceptance of the cash consideration available under the Offer. The Loan Note Instrument will contain provisions, inter alia, to the effect set out below.

1.        Form and status

            The Loan Notes will be issued by MDCP Acquisitions in amounts and integral multiples of €1, will be unsecured, ranking equally with other unsecured and unsubordinated obligations of MDCP Acquisitions and will be unconditionally guaranteed as to principal and interest by Deutsche Bank on the terms and subject to the conditions set out in the guarantee. All fractional entitlements will be disregarded and not paid. The Loan Note Instrument will not contain any restrictions on borrowings, disposals or charging of assets by MDCP Acquisitions.

2.        Interest

            Interest on the Loan Notes will be calculated on the basis of a 360-day year and will be payable (subject to any requirement to deduct tax therefrom) semi-annually in arrears on 30 June and 31 December in each year ("interest payment dates") in respect of the interest periods (as defined below) ending on those dates at a rate calculated as provided in the paragraph below, except that the first payment of interest on the Loan Notes, which will be made on 31 December 2002, will be in respect of the period from (and including) the date 14 days after the Offer becomes or is declared unconditional in all respects (or, if a Loan Note is issued after that date, the date of issue of the Loan Note) to (and including) 31 December 2002, and the period from (but excluding) 31 December 2002, or any subsequent interest payment date, to (and including) the next following interest payment date is hereinafter called an interest period. If any interest would otherwise fall to be paid on a day which is not an Irish Business Day, such interest shall be paid on the first Irish Business Day thereafter.

            The rate of interest on the Loan Notes for each interest period will be a rate equal to six-month EURIBOR less 0.5 per cent., as determined on the second TARGET Day (as defined in the Loan Note Instrument) before each interest period.

3.        Redemption of the Loan Notes

            On 31 December 2002 and thereafter on any interest payment date falling prior to 31 December 2007 (or if not an Irish Business Day, on the first Irish Business Day thereafter), a Noteholder shall be entitled to require MDCP Acquisitions to redeem the whole (whatever the amount) or any part (in amounts or integral multiples of €1 subject to a minimum of €100) of the principal amount outstanding from time to time on his holding of Loan Notes for cash at par, together with accrued interest (subject to any requirement to deduct tax therefrom) to (but excluding) the date of redemption. To exercise this right a Noteholder shall give notice in writing (which shall be irrevocable) to MDCP Acquisitions (in the form endorsed on the Loan Note Certificate) not less than 30 days, prior to the due date for redemption, accompanied by the certificate(s) for all the Loan Notes to be redeemed, provided that no such notice may be given for any Loan Notes in respect of which a notice of redemption has previously been given by MDCP Acquisitions in accordance with the paragraph below.

            If, at any time, the principal amount of all Loan Notes outstanding is less than €2 million, MDCP Acquisitions shall have the right on giving the remaining Noteholders not less than 30 days' notice in writing expiring on any interest payment date (or, if that is not an Irish Business Day, on the first Irish Business Day thereafter) to redeem all (but not some only) of the outstanding Loan Notes at par together with accrued interest (subject to any requirement to deduct tax therefrom) to (but excluding) the date of redemption.

            If at any time any interest payable on the Loan Notes falls to be treated as a distribution for corporation tax purposes, MDCP Acquisitions shall be entitled, on giving to the Noteholders not less than 30 days' notice in writing, on or after 31 December 2002 to repay all (but not some only) of the outstanding Loan Notes at par together with accrued interest subject to any requirement to deduct tax therefrom to (but excluding) the date of redemption.

            Any Loan Notes not previously redeemed or purchased will be redeemed in full at par on 31 December 2007 (or, if not an Irish Business Day, on the first Irish Business Day thereafter) together with accrued interest (subject to any requirement to deduct tax therefrom) to (but excluding) that date.

            A Loan Note shall become immediately redeemable at par together with accrued interest (subject to any requirement to deduct tax therefrom) at the election of a Noteholder up to but excluding the date of redemption while any of the following is continuing:

  (a)
  the failure by MDCP Acquisitions to pay in full any principal or interest payable on the Loan Notes within 30 days of the due date for payment;

  (b)
  the passing by MDCP Acquisitions of a resolution for its winding up or the making by a court of competent jurisdiction of an order for the winding up of MDCP Acquisitions or the dissolution of MDCP Acquisitions (other than for the purpose of a reconstruction, amalgamation or liquidation or on terms previously approved by an extraordinary resolution of the Noteholders); or

  (c)
  the appointment of a trustee, receiver or a similar officer over, or the taking possession by an encumbrancer of all or substantially all of MDCP Acquisitions' assets and such person has not been paid out or discharged within 30 days.

            MDCP Acquisitions shall forthwith inform Noteholders and Deutsche Bank if any of the events described above occur.

4.        Purchase of Loan Notes

            MDCP Acquisitions will be entitled at any time, with the agreement of the relevant Noteholder(s), to purchase Loan Notes at any price by tender (available to all Noteholders alike), private treaty or otherwise, in each case by agreement with the relevant Noteholder(s).

5.        Cancellation

            Any Loan Notes redeemed under paragraph 3 above or purchased by MDCP Acquisitions under paragraph 4 above shall be cancelled and shall not be available for reissue.

6.        Modifications

            The provisions of the deed constituting the Loan Notes and the rights of the Noteholders will be subject to modification, abrogation or compromise in any respect by MDCP Acquisitions with the consent of Deutsche Bank as guarantor with the sanction of an extraordinary resolution of the Noteholders, as defined in the Loan Note Instrument. MDCP Acquisitions may, with the consent of Deutsche Bank, amend the provisions of the deed constituting the Loan Notes, without the sanction of an extraordinary resolution of the Noteholders, if such amendment is, in the opinion of Deutsche Bank, of a formal, minor or technical nature or to correct a manifest error. However, no further Loan Notes will be issued other than pursuant to the Offer.

7.        Substitution

            The Loan Notes will contain provisions entitling MDCP Acquisitions, without the consent of Noteholders but with the consent of Deutsche Bank, to substitute any other member of the MDCP Acquisitions Group as the principal debtor or debtors under the Loan Note Instrument and the Loan Notes provided that Deutsche Bank guarantees such other member's obligations thereunder on the same terms and subject to the same conditions as its guarantee. In the event of any such substitution, Deutsche Bank's obligations under the Loan Note Instrument shall continue in respect of the obligations of the substituted principal debtor. References to MDCP Acquisitions and Deutsche Bank in this summary shall be construed accordingly. MDCP Acquisitions' right to require substitution will be exercisable only if (i) such substitution will not be treated as a disposal of the Loan Notes for the purposes of Irish taxation of chargeable gains and (ii) the substituted member(s) is/are resident in a country that has a double taxation treaty with Ireland which permits payment of interest on the Loan Notes without deduction or withholding on account of any tax.

8.        Registration and transfer

            The Loan Notes will be evidenced by certificates and will be registered in amounts and integral multiples of €1 nominal amount. Generally, the Loan Notes will not be transferable except as contemplated by paragraph 4 of this Appendix III and except that, subject to applicable law, the Loan Notes will be transferable in their principal amount or in amounts or integral multiples of €1 nominal amount subject to a minimum of €100, provided that such transfer shall be to a credit institution as defined in Directive No. 77/780/EEC of 12 December 1977 as amended by Council Directive 89/646/EEC of 15 December 1989. Such transfers will not be registered during the 30 days immediately preceding any interest payment date or while the register of Noteholders is closed.

9.        Guarantee

            If any Loan Note or interest thereon is not paid in full by MDCP Acquisitions within 15 days after the due date for payment thereof then the relevant Noteholder may serve a demand on Deutsche Bank complying with the requirements set out in the guarantee and Deutsche Bank shall (subject to the provisions of its guarantee) within 15 business days of receipt of such demand pay the sum demanded to the account of such Noteholder specified in such demand. No demand under the guarantee shall be valid or result in any liability on Deutsche Bank unless it is made, and received by Deutsche Bank, in accordance with the guarantee on or before 20 business days after the first date on which the Noteholder is entitled to make such a demand and in any event prior to 11.00 a.m. (London time) on 13 February 2008, at which time the guarantee ceases to have effect. Demands must:

  (a)
  state:

  (i)
  the full name and address of the Noteholder and the principal amount and interest which is claimed;

  (ii)
  that none of the Loan Notes in respect of which such demand is made has been cancelled, redeemed or repurchased by MDCP Acquisitions;

  (iii)
  that the sum demanded is due and payable by MDCP Acquisitions and has been so due and payable for more than 15 days; and

  (iv)
  that MDCP Acquisitions is aware of its liability and has failed to pay the sum demanded after demand having been made on it or the Registrar for the same;

  (b)
  be signed by or on behalf of the relevant Noteholder;

  (c)
  be accompanied by the certificate evidencing the Noteholder's entitlement to the Loan Note (or a certified copy thereof if the original has been delivered to MDCP Acquisitions or the Registrar) and a certified copy of the demand made upon MDCP Acquisitions or the Registrar; and

  (d)
  give full details of a euro account in Ireland or the United Kingdom to which the sum so demanded is to be paid by Deutsche Bank.

10.      No listing

            No application has been made, or is intended to be made, for the Loan Notes to be listed or dealt in on any stock exchange.

11.      No overseas registration

            The Loan Note Alternative is not being offered in Australia, the United States or any other jurisdiction where it would be unlawful to do so. The Loan Notes have not been, and will not be, registered under the Securities Act or under any relevant securities laws of any state or other jurisdiction of Australia, the United States or any other jurisdiction where it would be unlawful to do so and may not be offered, sold, resold, delivered or transferred, directly or indirectly, in or into Australia, the United States or any other jurisdiction where it would be unlawful to do so except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act (in the case of the United States) and other applicable requirements of such jurisdictions.

12.      Governing law

            The Loan Notes and the Loan Note Instrument will be governed by, and construed in accordance with, Irish law.

13.      Further Information

            The following further information is given for the purposes of the 1963 Act.

  (a)
  The auditors of MDCP Acquisitions are Ernst & Young.

  (b)
  The authorised share capital of MDCP Acquisitions is €100,000 divided into 100,000 ordinary shares of €1.00.

  (c)
  On incorporation of MDCP Acquisitions on 14 June 2002 as an unlimited public company having a share capital, 40,000 ordinary shares of €1 each were issued. All shares are fully paid.

  (d)
  There are no share qualifications fixed by the Articles of Association of MDCP Acquisitions for the directors and the ordinary remuneration of the directors is fixed by ordinary resolution of MDCP Acquisitions. Any director who holds an executive office or performs duties outside the scope of the ordinary duties of directors may be paid such extra remuneration by salary, commission or otherwise as the directors may determine.

  (e)
  There has been no amount or benefit paid or given by MDCP Acquisitions within the preceding five years to the date hereof to any promoter nor is any such amount or benefit intended to be paid or given.

  (f)
  The subscription lists will open on 10 July 2002 and will close on the expiry of the Offer.

  (g)
  No amount has been paid during the last five years by MDCP Acquisitions to the date hereof by way of commission or fees to persons for subscribing or agreeing to subscribe or procuring or agreeing to procure subscriptions for shares or debentures of MDCP Acquisitions.

  (h)
  The estimated amount of expenses of the issue of the Loan Notes is €15,000. This amount is payable by MDCP Acquisitions. There are no preliminary expenses to be incurred in connection with the issue of the Loan Notes contemplated hereby.

  (i)
  None of the directors of MDCP Acquisitions has any interest in any JSG Securities.

  (j)
  A copy of this document, the Acceptance Documents, the material contracts set out in subparagraphs (k), (l), (m), (n) and (o) of paragraph 15 of Appendix VIII of this document, the Transaction Agreement (together the material contracts) and the consents referred to in paragraph 13 of Appendix VIII of this document have been delivered for registration to the Registrar of Companies in Dublin, Ireland in compliance with the 1963 Act.

APPENDIX IV

SELECTED FINANCIAL INFORMATION FOR THE THREE YEARS
ENDED 31 DECEMBER 2001

            The information for each of the financial years ended 31 December 2001, 31 December 2000 and 31 December 1999 is extracted without material adjustment from the published audited (by Ernst & Young) Consolidated Financial Statements of Jefferson Smurfit Group plc. These do not constitute full accounts; however full accounts for each of the three years in the period ended 31 December 2001, which have received unqualified audit reports, have been filed with the Irish Registrar of Companies.

Prior year adjustment

            This extracted financial information does not reflect the implementation of Financial Reporting Standard ("FRS") 19 — "Deferred Tax". From 1 January 2002, the Group is adopting FRS 19, which requires full provision to be made for deferred tax arising from timing differences between the recognition of gains and losses in the financial statements and their recognition in tax computations. The cumulative effect of the change in policy would give rise to a restatement of the results for each of the years presented. In Appendix V — "Unaudited Interim Results of JSG for the Three Months Ended 31 March 2002 and 2001" of this document the results reflect the implementation of FRS 19. The cumulative implementation effect has been accounted for as a prior year adjustment and the previously reported figures have been restated.

CONSOLIDATED PROFIT AND LOSS ACCOUNT
for the three years ended 31 December

	Note	2001		2000		1999
		€000		€000		€000
Turnover—continuing	2	4,511,650		4,565,244		3,688,595
Cost of sales		3,243,372		3,336,671		2,728,050
Impairment of tangible fixed assets	4	26,642		—		23,235

Gross profit		1,241,636		1,228,573		937,310
Net operating expenses	3	883,964		866,103		734,897
Reorganisation and restructuring costs	4	23,763		20,890		43,174

Operating profit subsidiaries—continuing		333,909		341,580		159,239
Share of associates' operating profit		242,212		403,934		222,285
Share of associates' restructuring costs	4	(10,895)		(24,894)		(19,621)

Total operating profit		565,226		720,620		361,903

Profit on sale of operations subsidiaries—continuing	4	—		—		34,529
Share of associates' profit on sale of operations	4	—		3,105		148,060
Group net interest		(85,568)		(99,859)		(93,652)
Share of associates' net interest		(154,654)		(181,567)		(187,528)

Total net interest	6	(240,222)		(281,426)		(281,180)

Profit before taxation	7	325,004		442,299		263,312
Taxation
Group	8	93,432		89,679		59,538
Share of associates		26,985		79,322		65,981

		120,417		169,001		125,519

Profit after taxation		204,587		273,298		137,793
Equity minority interests		37,022		30,816		16,187

Profit for the financial year		167,565		242,482		121,606

Dividends paid	9	28,446		27,091		66,245
Dividends proposed	9	50,575		48,113		42,871

		79,021		75,204		109,116

Retained profits		€88,544		€167,278		€12,490

Retained by:
—Holding company		(1,309)		(8,710)		(47,897)
—Subsidiaries		56,235		66,332		(19,303)
—Associates		33,618		109,656		79,690

		€88,544		€167,278		€12,490

Earnings per ordinary share—Basic	11	15.5	c	22.4	c	11.2	c

Earnings per ordinary share before exceptional items—Basic	11	20.5	c	25.5	c	7.7	c

Earnings per ordinary share—Diluted	11	15.3	c	22.3	c	11.2	c

Earnings per ordinary share before exceptional items—Diluted	11	20.3	c	25.4	c	7.6	c

OTHER CONSOLIDATED FINANCIAL STATEMENTS
for the two years ended 31 December

Movements on Consolidated Profit and Loss Account	Note	2001	2000
		€000	€000
At beginning of year		1,814,247	1,646,969
Goodwill on disposals		4,416	—
Retained profits		88,544	167,278

At end of year		€1,907,207	€1,814,247

Statement of Total Recognised Gains and Losses		2001	2000
		€000	€000
Profit for the year attributable to ordinary shareholders
—Group		133,947	132,826
—Associates		33,618	109,656

	11	167,565	242,482

Translation adjustments on foreign currency net investments
—Group		64,386	72,460
Total recognised gains and losses relating to the financial year
—Group		198,333	205,286
—Associates		33,618	109,656

		€231,951	€314,942

Reconciliation of Movements in Shareholders' Funds	2001	2000
	€000	€000
At beginning of year	2,505,175	2,263,984

Profit for the financial year	167,565	242,482
Dividends	(79,021)	(75,204)

Retained profits	88,544	167,278

New share capital subscribed	2,011	1,453
Net translation gains on foreign currency net investments	64,386	72,460
Goodwill on disposals	4,416	—

At end of year	€2,664,532	€2,505,175

Note of Historical Cost Profits and Losses

            The results disclosed in the consolidated Profit and Loss Account are not materially different to the results based on an unmodified historical cost basis.

CONSOLIDATED BALANCE SHEET
at 31 December

	Note	2001	2000
		€000	€000
Assets Employed
Fixed Assets
Intangible assets	12	156,517	146,778
Tangible assets	13	2,088,019	2,138,827
Financial assets	14	1,743,850	1,605,515

		3,988,386	3,891,120

Current Assets
Stocks	15	423,510	437,444
Debtors	16	1,084,612	1,145,346
Cash at bank and in hand	17	440,109	427,092

		1,948,231	2,009,882
Creditors (amounts falling due within one year)	18	1,413,352	1,614,268

Net current assets		534,879	395,614

Total assets less current liabilities		€4,523,265	€4,286,734

Financed by
Creditors (amounts falling due after more than one year)	20	1,404,432	1,337,515
Government grants		12,290	9,960
Provisions for liabilities and charges	22	266,721	264,579

		1,683,443	1,612,054

Capital and Reserves
Called up share capital	23	332,917	332,589
Share premium	24	102,022	100,339
Revaluation reserve	24	10,579	10,579
Other reserves	24	311,807	247,421
Profit and loss account		1,907,207	1,814,247

Group shareholders' funds (equity interests)		2,664,532	2,505,175
Minority interests (equity interests)		175,290	169,505

		2,839,822	2,674,680

		€4,523,265	€4,286,734

COMPANY BALANCE SHEET
at 31 December

	Note	2001	2000
		€000	€000
Assets Employed
Fixed Assets
Financial assets	14	13	13

Current Assets
Debtors	16	517,365	514,345
Cash at bank and in hand		2	—

		517,367	514,345
Creditors (amounts falling due within one year)	18	51,590	49,270

Net current assets		465,777	465,075

Total assets less current liabilities		€465,790	€465,088

Financed by
Capital and Reserves
Called up share capital	23	332,917	332,589
Share premium	24	102,022	100,339
Other reserves	24	20,317	20,317
Profit and loss account	25	10,534	11,843

Shareholders' funds (equity interests)		€465,790	€465,088

CONSOLIDATED CASH FLOW STATEMENT
for the two years ended 31 December

	Note	2001	2000
		€000	€000
Net cash flow from operating activities	31	584,942	482,298

Dividends received from associates		11,118	8,718

Returns on investments and servicing of finance
Interest received		23,463	23,814
Interest paid		(107,037)	(123,105)
Interest paid on finance leases		(1,728)	(2,454)
Dividends to minority interests		(18,584)	(16,924)

		(103,886)	(118,669)

Taxation
Irish corporation tax paid		(7,786)	(13,482)
Overseas tax paid		(106,676)	(41,625)

		(114,462)	(55,107)

Capital expenditure and financial investment
Purchase of tangible fixed assets		(177,213)	(147,629)
Less new finance leases		7,537	713

		(169,676)	(146,916)
Capital grants received		5,154	2,963
Purchase of other investments		(6,303)	(3,008)
Sale of fixed assets	34	34,198	30,634

		(136,627)	(116,327)

Acquisitions and disposals
Purchase of subsidiaries and minorities	37	(13,697)	(103,998)
Business disposals		4,406	2,650
Investments in and advances to associates		(33,140)	(7,719)

		(42,431)	(109,067)

Equity dividends paid	33	(76,570)	(70,007)

Cash inflow before use of liquid resources and financing		122,084	21,839

Management of liquid resources		(2,970)	23,074

Financing
Issue of shares including minorities		2,011	1,453
(Decrease) in term debt	35	(120,636)	(11,029)
Capital elements of finance leases repaid		(9,407)	(10,380)

		(128,032)	(19,956)

(Decrease)/increase in cash	35	€(8,918)	€24,957

NOTES TO THE FINANCIAL STATEMENTS

1.        Accounting Policies

            The Group financial statements are prepared in euro (€).

  (a)
  Basis of accounting:

      The Group financial statements are prepared under the historical cost convention.

  (b)
  Group consolidation:

      The Group financial statements comprise a consolidation of the financial statements of the parent company and its subsidiaries. Associates are accounted for under the equity method of accounting. Where accounting policies followed by subsidiaries and associates differ significantly from those adopted for the purpose of the consolidated financial statements, appropriate adjustments are made in order to achieve a consistent basis of accounting.

  (c)
  Revenue recognition:

      Revenue is recognised at the time products are delivered or services are rendered to external customers.

  (d)
  Goodwill arising on consolidation:

      Goodwill represents the excess of the cost of shares in subsidiaries and associates over the fair value of their net assets acquired based on Group accounting policies. Goodwill arising on overseas consolidations is translated at the exchange rate ruling on the date of acquisition and is retranslated to the closing rate at year end. From 1 January 1998, the amount of goodwill arising on consolidation is capitalised in the year of acquisition and is amortised in the Group consolidated profit and loss account on a straight line basis over a period generally not exceeding 20 to 30 years.

      This treatment differs in respect of goodwill arising on acquisitions made prior to 1 January 1998, which was written off against reserves in the year of acquisition. In the event of a subsequent disposal, any goodwill previously charged directly against reserves is written back and is reflected in the profit and loss account on disposal of the business to which it related. The carrying value of goodwill is subject to an annual impairment review.

  (e)
  Depreciation:

      Freehold and long leasehold land are not depreciated. Short leasehold land and buildings are depreciated over the remaining period of the lease, adjusted for estimated residual value. In the main, other tangible fixed assets are depreciated by equal annual instalments over their estimated useful lives at the following rates:

Freehold and long leasehold buildings	1–5%	Plant and machinery	3–33%
Fixtures and fittings	10–25%	Motor vehicles	20–25%
  (f)
  Timberlands:

      The cost of acquiring, establishing and maintaining forestry plantations are classified as timberlands. Depletion of timberlands represents the charge to the profit and loss account for the timber extracted in the year.

  (g)
  Leasing:

      Assets acquired under finance leases are capitalised and included in tangible fixed assets and depreciated in accordance with Group depreciation policy. Assets leased under operating leases are not capitalised and payments under such leases are expensed over the period of the lease.

  (h)
  Government grants:

      Government grants are treated as a deferred credit and are amortised over the expected useful lives of the related assets.

  (i)
  Stock valuation:

      Stock is valued at the lower of cost and net realisable value. Cost includes direct costs plus applicable factory and other overheads. Net realisable value is the actual or estimated selling price less all applicable costs incurred or likely to be incurred in the realisation of the selling price. Full provision is made for all damaged, deteriorated, obsolete and unusable materials.

  (j)
  Interest:

      Interest costs incurred until completion of major investments are capitalised at the average cost of borrowing to the Group.

  (k)
  Debt instruments:

      The finance costs of debt instruments, which is the difference between the net proceeds and the total amount payable under the instrument, are accounted for over the life of the instrument at a constant rate of interest on the outstanding balance. The proceeds of debt instruments, net of issue costs, are shown as liabilities on the balance sheet.

  (l)
  Foreign currencies:

      Foreign currency transactions during the year are translated at the rate of exchange ruling at the date of the transaction or, if hedged forward, at the rate of exchange under the related forward currency contract. Assets and liabilities denominated in foreign currencies are translated at the relevant year end exchange rates or, if hedged forward, at the rate of exchange under the related forward currency contract. The resulting profits or losses are dealt with in the profit and loss account.

      The balance sheets of subsidiaries and associates are translated using the closing rate method. The profit and loss and cash flow statements are translated at average rates ruling for the relevant period. Resulting currency differences, together with those arising on hedging activities, are dealt with in reserves.

      The transactions of operations in hyper-inflationary economies are reported using a relatively stable currency as the functional currency. The translation gains and losses arising are recognised in the profit and loss account.

  (m)
  Derivative instruments:

      The Group uses forward currency contracts to reduce exposure to foreign exchange rates. The Group also uses interest rate swaps to adjust interest rate exposures. The Group considers its derivative instruments qualify for hedge accounting when certain criteria are met.

      Forward foreign currency contracts

      The criteria for forward foreign currency contracts are:

    —
    The instrument must be related to a foreign currency asset or liability that is probable and whose characteristics have been identified; and

    —
    It must reduce the risk of foreign currency exchange movements on the Group's operations.

      The rates under such contracts are used to record the hedged item. As a result, gains and losses are offset against the foreign exchange gains and losses on the related financial assets and liabilities, or where the instrument is used to hedge a committed, or probable, future transaction, are deferred until the transaction occurs.

      Interest rate swaps

      The Group's criteria for interest rate swaps are:

    —
    The instrument must be related to an asset or a liability; and

    —
    It must change the character of the interest rate by converting a variable rate to a fixed rate or vice versa.

      Interest differentials are recognised and included in interest payable or receivable as appropriate. Interest rate swaps are not revalued to fair value or shown on the Group balance sheet at the year end.

      Currency swaps

      The Group enters currency swap agreements to reduce the impact of foreign currency rate fluctuations arising from unmatched foreign currency assets and liabilities. Related foreign currency assets and liabilities are accounted for in the currency of the underlying swap agreement and translated at the closing rate.

  (n)
  Pension and other post retirement obligations:

      Pension costs are recognised on a systematic basis so that the cost of providing retirement benefits to employees is evenly matched, so far as is possible, to the service lives of the employees concerned. Any excess or deficiency of the actuarial value of assets over the actuarial value of liabilities is amortised over the average remaining service lives of the relevant current employees. The cost of providing post retirement health care benefits to employees is recognised on an actuarial basis.

  (o)
  Deferred taxation:

      Deferred taxation is provided using the liability method on all material timing differences to the extent that they are expected to reverse in the foreseeable future without being replaced, calculated at the rate which it is anticipated will apply when the timing differences will reverse.

  (p)
  Research and development:

      Research and development expenditure is written off as incurred.

2.        Turnover and Operating Assets

	2001	2000	1999
	€000	€000	€000
Turnover—continuing	€4,511,650	€4,565,244	€3,688,595

            The Group is an integrated paper and board manufacturer and converter. The Group has identified reportable segments primarily on a geographic basis.

            In Europe, the Group has two reportable product segments: (1) Packaging and (2) Specialities. The Packaging segment is highly integrated. It includes a system of mills and plants that produces a full line of containerboard that is converted into corrugated containers. The primary products of the Specialities segment include graphicboard and paper sacks.

            Sales by destination are not materially different from sales by source.

            A reconciliation of operating assets to Group shareholders' funds is as follows:

	2001	2000
	€000	€000
Per segmental analysis of operating assets	4,107,677	3,996,702

Net borrowing (Note 17)	(1,113,566)	(1,167,238)
Corporation tax	(103,714)	(106,671)
Dividends proposed	(50,575)	(48,113)
Minority interests (equity interests)	(175,290)	(169,505)

Unallocated net liabilities	(1,443,145)	(1,491,527)

Group shareholders' funds	€2,664,532	€2,505,175

            Operating assets comprise total assets less total liabilities but exclude all assets and liabilities of a financing nature.

Sales—third party

	2001	2000	1999
	€000	€000	€000
Packaging	2,523,264	2,549,732	2,151,065
Specialities	489,061	498,922	521,030

Europe	3,012,325	3,048,654	2,672,095
United States and Canada	665,726	733,486	420,070
Latin America	833,599	783,104	596,430

	€4,511,650	€4,565,244	€3,688,595

Associates' third party sales	€10,464,839	€10,233,128	€7,217,036

Share of associates' third party sales	€3,131,693	€3,044,020	€2,381,671

Sales—Group and third party

	2001	2000	1999
	€000	€000	€000
Packaging	3,364,145	3,422,830	2,859,647
Specialities	516,265	523,857	541,118

Europe	3,880,410	3,946,687	3,400,765
United States and Canada	665,726	733,486	420,022
Latin America	1,314,834	1,247,374	939,486

	€5,860,970	€5,927,547	€4,760,273

Profit before interest, exceptional items and taxation

	2001	2000	1999
	€000	€000	€000
Packaging	243,695	221,484	130,832
Specialities	23,890	25,849	39,660
Associates	24,556	31,821	12,548

Europe	292,141	279,154	183,040

Packaging	12,856	31,463	10,872
Associates	194,645	361,753	189,736

United States and Canada	207,501	393,216	200,608

Latin America	126,884	94,034	64,285

	€626,526	€766,404	€447,933

Total assets

	2001	2000
	€000	€000
Packaging	2,273,520	2,450,895
Specialities	598,372	547,928

Europe	2,871,892	2,998,823
United States and Canada	2,015,695	1,904,230
Latin America	1,049,030	997,949

	€5,936,617	€5,901,002

Operating assets

	2001	2000
	€000	€000
Packaging	1,286,470	1,369,679
Specialities	323,550	293,265

Europe	1,610,020	1,662,944
United States and Canada	1,712,105	1,615,159
Latin America	785,552	718,599

	4,107,677	3,996,702
Unallocated net liabilities	(1,443,145)	(1,491,527)

Group shareholders' funds	€2,664,532	€2,505,175

Capital expenditure

	2001	2000
	€000	€000
Packaging	74,806	75,423
Specialities	39,070	32,534

Europe	113,876	107,957
United States and Canada	11,831	20,110
Latin America	51,506	19,562

	€177,213	€147,629

Depreciation, depletion and amortisation expense

	2001	2000	1999
	€000	€000	€000
Packaging	148,444	145,630	139,640
Specialities	19,778	19,521	20,254

Europe	168,222	165,151	159,894
United States and Canada	22,201	21,923	17,600
Latin America	48,341	41,274	35,010

	€238,764	€228,348	€212,504

Investments in associates

	2001	2000
	€000	€000
Europe	196,997	160,212
United States and Canada	1,454,420	1,355,830
Latin America	38,738	29,891

	€1,690,155	€1,545,933

3.        Net Operating Expenses

	2001	2000	1999
	€000	€000	€000
Distribution costs	244,874	243,588	215,558
Administrative expenses	641,972	625,598	522,360
Other operating income	(2,882)	(3,083)	(3,021)

	€883,964	€866,103	€734,897

4.        Exceptional Items

	2001	2000	1999
	€000	€000	€000
Group
Impairment of tangible fixed assets	(26,642)	—	(23,235)
Reorganisation and restructuring costs	(23,763)	(20,890)	(43,174)
Profit on sale of operations	—	—	34,529

	€(50,405)	€(20,890)	€(31,880)

Associates
Merger and restructuring costs	(7,573)	(24,632)	(13,371)
Debt extinguishment costs	(3,322)	(262)	(6,250)

	€(10,895)	€(24,894)	€(19,621)

Profit on sale of businesses	—	€3,105	€148,060

Group

            In 2001, the Group has recorded costs of €26,642,000 representing provisions for impairment of tangible fixed assets and reorganisation and restructuring costs of €23,763,000. The latter includes redundancy costs and tangible fixed assets written off, net of gains of €7,652,000 on sales of tangible fixed assets relating to closures and rationalisation of businesses. The related tax relief of €1,788,000 is included in Taxation—Group.

            In 2000, the Group has recorded reorganisation and restructuring costs of €20,890,000. There is no related tax relief.

            In 1999 the profit on sale of operations of €34,529,000 relates to the disposal of Smurfit Finance and Smurfit Paribas. The related tax charge of €8,921,000 is included in Taxation—Group.

            In 1999 the Group has recorded costs of €23,235,000 representing provisions for impairment of tangible fixed assets and reorganisation and restructuring costs of €43,174,000. The related tax relief of €2,538,000 is included in Taxation—Group.

Associates

            The merger and restructuring charges and debt extinguishment costs relate to SSCC. The related tax relief of €4,395,000 (2000: €8,465,000; 1999: €7,848,000) is included in Taxation—Share of associates.

            The 1999 Group share of associates' exceptional items relate principally to the SSCC gain on asset sales, which included the US timberlands, the newsprint operations and the stake in Abitibi Consolidated. The related tax charge of €59,224,000 is included in Taxation—Share of associates.

5.        Employees and Remuneration

	2001	2000	1999
The average number of persons employed by the Group (full time equivalents) in the financial year (excluding associates) was:	26,751	26,689	23,079

	2001	2000	1999
	€000	€000	€000
The staff costs comprise:
Wages and salaries	822,896	797,353	693,584
Social welfare	142,138	138,465	135,579
Pensions	62,507	67,033	57,890

	€1,027,541	€1,002,851	€887,053

6.        Total Net Interest

	2001	2000	1999
	€000	€000	€000
Group
Interest payable and similar charges:
On bank loans and overdrafts—repayable within 5 years, by instalment	10,990	9,115	15,926
—repayable within 5 years, other than by instalment	22,949	24,557	23,904

	33,939	33,672	39,830
On all other loans	74,682	86,698	80,640

Total interest payable	108,621	120,370	120,470
Interest receivable and similar income	23,053	20,511	26,818

Group net interest	(85,568)	(99,859)	(93,652)

Associates
Share of associates' net interest	(154,654)	(181,567)	(187,528)

Total net interest	€(240,222)	€(281,426)	€(281,180)

7.        Profit before Taxation

	2001	2000	1999
	€000	€000	€000
Profit before taxation is stated after charging:
Depreciation, depletion and amortisation expense	238,764	228,348	212,504

Auditors' remuneration (including expenses)	2,728	2,630	2,345

Operating lease rentals plant and machinery	11,506	13,496	12,513

Operating lease rentals other	4,973	4,215	4,571

Loss/(gain) on foreign currency borrowing less deposits	2,154	1,469	(848)

Research and development costs	5,240	5,658	4,480

Year 2000 costs and euro costs	—	208	9,606

Directors' remuneration, including associates and including pension contributions	12,842	14,739	8,580

8.        Taxation—Holding Company and Subsidiaries

	2001	2000	1999
	€000	€000	€000
Current taxation
Europe	79,783	65,353	31,330
United States and Canada	5,311	4,684	3,923
Latin America	26,165	16,378	17,883

	111,259	86,415	53,136

Deferred taxation
Europe	(20,936)	5,392	7,294
United States and Canada	1,708	249	224
Latin America	1,401	(2,377)	(1,116)

	(17,827)	3,264	6,402

	€93,432	€89,679	€59,538

Deferred taxation arises as follows:
Capital allowances	(15,102)	1,256	17,264
Other	(2,725)	2,008	(10,862)

	€(17,827)	€3,264	€6,402

Current taxation is analysed as follows:
Ireland	11,120	10,449	8,140
Foreign	101,833	75,220	46,162
Adjustments in respect of prior periods	(1,694)	746	(1,166)

	€111,259	€86,415	€53,136

            Current taxation represents corporation tax or its equivalent on the taxable profits in each jurisdiction and unrelieved overseas tax on dividends of €526,971 (2000: €178,434; 1999: €101,809). The Group has availed of a reduced taxation rate of 10% which applies to certain manufacturing and financial service operations in Ireland. The reduced rate is due to expire in 2005 for financial service operations and 2010 for manufacturing operations.

            The following table relates the statutory tax rate applicable in Ireland to the effective tax rate of the Group, obtained by computing the tax charge as a percentage of profit before taxation:

	2001	2000	1999
	%	%	%
Corporation Tax at Irish Statutory Rate	20.0	24.0	28.0
Adjusted for:
Income subject to higher rate of tax than Irish statutory rate	24.4	19.5	18.9
Income subject to lower rate of tax than Irish statutory rate	(11.1)	(8.7)	(21.2)
Expenditure not deductible for tax purposes (primarily goodwill amortisation)	6.1	6.6	24.7
Utilisation of tax losses	(0.9)	(1.2)	(0.7)
Adjustments to tax charge in respect of previous periods	(0.8)	(1.8)	(1.5)
Capital allowances for period in excess of depreciation	(0.6)	(0.2)	(0.5)

	37.1	38.2	47.7

9.        Dividends

	2001	2000	1999
	€000	€000	€000
Paid:
Ordinary (first) interim (1999: 3.77c)	—	—	40,805
Ordinary (second) interim 2.625c per share (2000: 2.5c; 1999: 2.35c)	28,446	27,091	25,440
Proposed:
Final dividend 4.662c per share (2000: 4.44c; 1999: 3.96c)	50,575	48,113	42,871

	€79,021	€75,204	€109,116

10.      Holding Company Profit

	2001	2000	1999
	€000	€000	€000
The amount of profit attributable to Group shareholders dealt with in the holding company amounted to	€77,712	€66,494	€61,219

            A separate profit and loss account for Jefferson Smurfit Group plc (the company) has not been prepared because the conditions laid down in Section 3(2) of the Companies (Amendment) Act, 1986 have been complied with.

11.      Earnings per Ordinary Share

	2001	2000	1999
	€000	€000	€000
Profit on ordinary activities after taxation	204,587	273,298	137,793
Profit attributable to minority interests	(37,022)	(30,816)	(16,187)

Profit attributable to ordinary shares in issue	167,565	242,482	121,606
Exceptional items, net of taxation	55,117	34,214	(38,800)

Profit before exceptional items available to ordinary shareholders	€222,682	€276,696	€82,806

	No. of shares	No. of shares	No. of shares
	'000	'000	'000
Denominator
Weighted average number of ordinary shares in issue and ranking for dividend*	1,083,805	1,083,086	1,082,211
Effect of dilutive shares:
Dilutive effect of share options	11,513	7,763	3,959

Denominator for diluted earnings per share—adjusted weighted average shares and assumed conversions	1,095,318	1,090,849	1,086,170

Basic earnings per ordinary share	15.5c	22.4c	11.2c

Basic earnings per ordinary share before exceptional items	20.5c	25.5c	7.7c

Diluted earnings per ordinary share	15.3c	22.3c	11.2c

Diluted earnings per ordinary share before exceptional items	20.3c	25.4c	7.6c

*
Excludes own shares held which do not rank for dividend (Note 23).

12.      Intangible Assets

€000
Goodwill
31 December 2000	157,490
Acquisitions	19,573
Currency adjustment	(1,050)

31 December 2001	176,013

Amortisation
31 December 2000	10,712
Charged	8,820
Currency adjustment	(36)

31 December 2001	19,496

Net book amount at 31 December 2001	€156,517

Net book amount at 31 December 2000	€146,778

            The amount of goodwill eliminated against reserves, prior to FRS 10—Goodwill and Intangible Assets, net of any goodwill attributable to businesses disposed of, amounted to €403,230,000.

13.      Tangible Assets

	Land and Buildings
			Plant and Equipment
	Freehold	Leasehold		Total
	€000	€000	€000	€000
Cost
31 December 2000	891,317	32,578	2,713,119	3,637,014
Acquisitions	—	—	3,410	3,410
Additions	17,934	5,106	144,075	167,115
Sales	(26,540)	(1,693)	(93,078)	(121,311)
Reclassification	(100,684)	(747)	(67)	(101,498)
Currency adjustment	16,586	209	56,205	73,000

31 December 2001	798,613	35,453	2,823,664	3,657,730

Depreciation
31 December 2000	133,061	8,620	1,356,506	1,498,187
Charged	19,737	1,099	201,781	222,617
Sales	(7,054)	(1,179)	(77,525)	(85,758)
Reclassification	(5,477)	(664)	(20,553)	(26,694)
Impairment writedown	—	—	26,642	26,642
Currency adjustment	3,669	64	30,710	34,443

31 December 2001	143,936	7,940	1,517,561	1,669,437

Net Book Amount at 31 December 2001	€654,677	€27,513	€1,306,103	€1,988,293

Net Book Amount at 31 December 2000	€758,256	€23,958	€1,356,613	€2,138,827

Timberlands
€000
31 December 2000	—
Additions	10,098
Reclassification	92,633
Depletion	(7,327)
Currency adjustment	4,322

31 December 2001	€99,726

Net Book Amount at 31 December 2001	€2,088,019

Net Book Amount at 31 December 2000	€2,138,827

Land and Buildings

            Included in tangible assets is an amount for land of €225,288,000 (2000: €307,937,000).

Capitalised Leased Assets

            Included in the net book amount of tangible assets is an amount for capitalised leased assets of €115,943,000 (2000: €125,720,000). The depreciation charge for capitalised leased assets for 2001 was €14,530,000 and related finance charges amounted to €1,728,000 (2000: €16,220,000 and €2,454,000 respectively).

Reclassifications

            The reclassifications within both Cost and Depreciation relate principally to the reclassification of Timberlands. Historically, both the original cost and the related aggregate depreciation were recorded in Freehold Land and Buildings. Other amounts relate mainly to the removal of fully depreciated assets no longer in use. These reclassifications have no impact on the overall net book value or the annual depreciation charge.

14.      Financial Assets

	2001	2000
	€000	€000
Group
Associates (Note 14.1)	1,690,155	1,545,933
Other investments (Note 14.2)	53,695	59,582

	€1,743,850	€1,605,515

	2001	2000
	€000	€000
Company
Shares in subsidiaries	€13	€13

14.1    Associates

	Share of net assets	Loans	Total
	€000	€000	€000
31 December 2000	1,541,117	4,816	1,545,933
Additions	28,429	4,707	33,136
Retained earnings	33,618	—	33,618
Sales	(5,058)	—	(5,058)
Reclassification	8,844	—	8,844
Currency adjustment	73,419	263	73,682

31 December 2001	€1,680,369	€9,786	€1,690,155

Smurfit-Stone Container Corporation

            The Group's main associate is Smurfit-Stone Container Corporation ("SSCC") which is quoted on the NASDAQ National Market. The proportion of shares held by the Group is approximately 29.4%.

            The borrowing of SSCC and its subsidiaries are without recourse to the Group.

            Under the SSCC 1998 stock option plan at 31 December 2001, options were outstanding over 18,118,849 (2000: 16,235,571) shares of common stock of SSCC at option prices between US$10 and US$23 per share. At 31 December 2001, 11,465,977 (2000: 12,157,304) options were exercisable.

            The following is the summarised consolidated profit and loss account of SSCC for the year ended 31 December 2001, together with a summarised consolidated balance sheet of SSCC at 31 December 2001. These summarised financial statements have been adjusted to reflect Group accounting policies. The summarised consolidated profit and loss account has been translated using an average exchange rate for the year while the summarised consolidated balance sheet has been translated using the year end closing rate.

SSCC Summarised Consolidated Profit and Loss Account for the year ended 31 December

	2001	2000
	€000	€000
Turnover (to third parties)	9,513,338	9,703,418
Cost of sales	7,898,009	7,673,312

Gross profit	1,615,329	2,030,106
Net operating expenses	863,166	785,452
Restructuring and early debt extinguishment costs	37,059	84,356

Operating profit	715,104	1,160,298
Profit on sale of operations	—	11,032
Interest (payable)/receivable, net	(516,721)	(581,367)

Profit before taxation	198,383	589,963
Taxation	(82,454)	(240,260)
Minority interests	(13,628)	(10,724)

Profit for the financial year	€102,301	€338,979

SSCC Summarised Consolidated Balance Sheet at 31 December

	2001	2000
	€000	€000
Assets Employed
Fixed Assets
Intangible assets	2,193,179	2,129,272
Tangible assets	6,662,884	6,654,494

	8,856,063	8,783,766

Current Assets
Stocks	860,093	898,443
Debtors	862,363	987,642
Cash at bank and in hand	29,502	48,361

	1,751,958	1,934,446
Creditors (amounts falling due within one year)	1,363,894	1,343,365

Net current assets	388,064	591,081

Total assets less current liabilities	€9,244,127	€9,374,847

Financed by
Creditors (amounts falling due after more than one year)	6,578,918	6,715,752
Provisions for liabilities and charges	738,334	823,053

	7,317,252	7,538,805

Capital and Reserves
Called up share capital	88,506	80,602
Other reserves	3,218,595	3,035,791
Profit and loss account	(1,387,034)	(1,286,799)
Minority interests	6,808	6,448

Shareholders' funds (equity interests)	1,926,875	1,836,042

	€9,244,127	€9,374,847

14.2    Other investments

	Listed+ Cost	Unlisted Cost	Total
	€000	€000	€000
31 December 2000	6,085	53,497	59,582
Additions	702	5,601	6,303
Reclassification	(2)	(8,562)	(8,564)
Sales	(50)	(3,708)	(3,758)
Profit and loss account	(14)	—	(14)
Currency adjustment	5	141	146

31 December 2001	€6,726	€46,969	€53,695

+Listed on a recognised stock exchange.

            Other investments are stated at cost. The market value of the listed investments at 31 December 2001 was €6,987,000 (2000: €7,066,000).

            Details of the purchase consideration, the fair value to the Group of the net assets acquired and the goodwill arising on the purchase of the net assets of subsidiaries and minorities by the Group during 2001 and 2000 are set out in Note 37.

15.      Stocks

	2001	2000
	€000	€000
Raw materials	147,619	175,433
Work in progress	24,943	26,493
Finished goods	146,607	140,737
Other	104,341	94,781

	€423,510	€437,444

16.      Debtors

	Group		Company
	2001	2000	2001	2000
	€000	€000	€000	€000
Amounts falling due within one year:
Trade debtors	876,947	936,066	—	—
Amounts owed by subsidiaries	—	—	517,365	514,345
Amounts owed by associates	11,703	8,516	—	—
Other debtors	138,425	135,706	—	—
Prepayments and accrued income	27,898	47,830	—	—

	1,054,973	1,128,118	517,365	514,345
Amounts falling due after more than one year:
Other debtors	29,639	17,228	—	—

	€1,084,612	€1,145,346	€517,365	€514,345

17.      Net Borrowing

	2001	2000
	€000	€000
Cash at bank and in hand	440,109	427,092
Total borrowing (Note 21)	1,553,675	1,594,330

	€1,113,566	€1,167,238

18.      Creditors (amounts falling due within one year)

	Group		Company
	2001	2000	2001	2000
	€000	€000	€000	€000
Trade creditors	604,515	673,522	—	—
Borrowing due within one year (Note 21)	250,988	362,586	—	14
Amounts owed to associates	6,704	4,451	—	—
Taxation creditors (Note 19)	169,782	169,406	279	70
Social welfare	41,792	38,770	—	—
Accruals	178,299	197,411	383	612
Capital creditors	19,406	34,009	—	—
Other creditors	85,727	79,199	353	461
Proposed dividend	50,575	48,113	50,575	48,113
Capitalised lease obligations (Note 27)	5,564	6,801	—	—

	€1,413,352	€1,614,268	€51,590	€49,270

19.      Taxation Creditors

	Group		Company
	2001	2000	2001	2000
	€000	€000	€000	€000
Current taxation	103,714	106,671	69	70
Payroll taxes	25,553	23,070	134	—
VAT and other sales taxes	40,515	39,665	76	—

	€169,782	€169,406	€279	€70

            Included in payroll taxes is an amount for Irish PAYE of €1,475,000 (2000: €987,000).

20.      Creditors (amounts falling due after more than one year)

	2001	2000
	€000	€000
Borrowing due after more than one year (Note 21)	1,302,687	1,231,744
Deferred income	28,939	32,827
Capitalised lease obligations (Note 27)	18,033	18,171
Deferred acquisition consideration	54,773	54,773

	€1,404,432	€1,337,515

21.      Borrowing

	2001			2000
	Bank Loans and Overdrafts	Other Borrowing	Total	Bank Loans and Overdrafts	Other Borrowing	Total
	€000	€000	€000	€000	€000	€000
Analysis by year of repayment
Within one year	239,362	11,626	250,988	341,946	20,640	362,586

Between 1 and 2 years	72,862	245,773	318,635	86,993	4,590	91,583
Between 2 and 3 years	22,839	55,285	78,124	149,036	241,937	390,973
Between 3 and 4 years	13,369	298,016	311,385	14,753	3,177	17,930
Between 4 and 5 years	198,329	2,747	201,076	9,467	346,713	356,180
Thereafter
—By instalment	9,578	6,549	16,127	9,839	7,984	17,823
—Other than by instalment	—	377,340	377,340	—	357,255	357,255

Due after more than one year	316,977	985,710	1,302,687	270,088	961,656	1,231,744

Total borrowing	€556,339	€997,336	€1,553,675	€612,034	€982,296	€1,594,330

	2001		2000
	Within One Year	After One Year	Within One Year	After One Year
	€000	€000	€000	€000
Analysis of borrowing
Secured bank loans and overdrafts:
Overseas loans	33,718	24,911	31,496	61,682

Unsecured bank loans and overdrafts:
Overseas loans	139,969	206,034	154,553	208,406
Other bank loans	65,675	86,032	155,897	—

	205,644	292,066	310,450	208,406

Total bank loans and overdrafts	239,362	316,977	341,946	270,088
Unsecured other loans	11,626	985,710	20,640	961,656

Total borrowing	€250,988	€1,302,687	€362,586	€1,231,744

            Secured bank loans and overdrafts are secured on certain fixed assets of specific subsidiaries.

            Included in unsecured other loans are the following long term obligations:

US$000
Guaranteed Senior Series B Notes 6.97% due 2003	220,000
Guaranteed Senior Series C Notes 7.10% due 2005	199,000
Guaranteed Senior Series D Notes 7.28% due 2008	43,000
Guaranteed Notes 6.75% due 2005	250,000
Guaranteed Debentures 7.50% due 2025	292,300

            In 2000, the Group repaid its US$178 million Guaranteed Senior Series A Notes 6.54% due in 2000 and repurchased US$57.7 million of its Guaranteed Debentures due in 2025.

            Committed facilities amounted to €2,119,148,000 (2000: €1,990,201,000) of which €1,338,762,000 (2000: €1,427,560,000) were utilised at 31 December 2001. The weighted average period until maturity of undrawn committed facilities is 3.9 years (2000: 1.9 years).

	2001	2000
	€000	€000
Maturity of Undrawn Committed Facilities
Within 1 year	6,170	41,945
Between 1 and 2 years	158,551	141,015
More than 2 years	615,665	379,681

	€780,386	€562,641

Financial instruments and risk management

            The operating parameters and policies of treasury management are established under board authority. The formal treasury policy covers the areas of funding, counterparty risk, foreign exchange, controls and derivatives. Risk arising on counterparty default is controlled within a framework of dealing with high quality institutions that meet certain minimum criteria. The Group uses derivative instruments in its management of interest rate and currency risk. The Group does not enter into or issue derivative instruments for speculative purposes.

            The Group's financial instruments, other than derivatives, comprise borrowing, cash and liquid resources, and various items, such as trade debtors, trade creditors etc., that arise directly from its operations. The Group uses derivative financial instruments primarily to manage its exposure to market risks from changes in interest and foreign exchange rates. The Group does not enter into or issue derivative financial instruments for trading purposes. The Group's policy is to centrally manage interest rate and currency exposure.

(a)      Interest rate risk management

            The Group manages interest rate exposure to achieve an appropriate balance of fixed and variable rate funding. To achieve this objective, the Group enters into interest rate swaps, options and forward rate agreements. Interest rate swap agreements are used to change the interest receivable or payable on the Group's underlying cash and borrowing from variable to fixed rates or from fixed to variable rates. At the year end, 43% (2000: 41%) of the Group's borrowing was at fixed rates after taking account of interest rate swaps. The weighted average interest rate on borrowing outstanding at the year end was 5.71% (2000: 7.24%).

            Outstanding interest rate swap agreements at 31 December 2001 are summarised as follows:

Currency	Notional Principal (Millions)	Termination Dates	% Fixed Payable	% Variable Receivable		% Fixed Receivable	% Variable Payable
GBP	7	2002–2004	7.25–7.87	Libor	(1)	—	—
USD	392	2003	—	—		5.89–6.00	Libor
USD	242	2003	6.57–6.63	Libor		—	—
EUR	3	2002–2003	3.29–5.59	Libor		—	—

(1)
London Interbank Offered Rate

            Outstanding interest rate swap agreements at 31 December 2000 are summarised as follows:

Currency	Notional Principal (Millions)	Termination Dates	% Fixed Payable	% Variable Receivable	% Fixed Receivable	% Variable Payable
GBP	8	2002–2004	7.25–7.87	Libor	—	—
USD	392	2003	—	—	5.89–6.00	Libor
USD	242	2003	6.57–6.63	Libor	—	—
EUR	8	2001–2003	3.29–5.64	Libor	—	—

            After taking into account the various interest rate swaps and currency swaps entered into by the Group, the interest rate profile of the Group's financial liabilities at 31 December 2001 was:

				Fixed rate financial liabilities
Currency	Total € Million	Floating rate financial liabilities € Million	Fixed rate financial liabilities € Million	Weighted average interest rate %	Weighted average period until maturity Years
Euro	360	172	188	6.25	2.91
Sterling	154	93	61	9.15	4.09
US Dollar	826	389	437	7.46	11.34
Canadian Dollar	42	42	—
Swedish Krona	92	92	—
Other	103	102	1

Total	€1,577	€890	€687

            After taking into account the various interest rate swaps and currency swaps entered into by the Group, the interest rate profile of the Group's financial liabilities at 31 December 2000 was:

				Fixed rate financial liabilities
Currency	Total € Million	Floating rate financial liabilities € Million	Fixed rate financial liabilities € Million	Weighted average interest rate %	Weighted average period until maturity Years
Euro	379	184	195	6.55	4.0
Sterling	166	97	69	9.06	3.4
US Dollar	835	420	415	7.74	12.3
Canadian Dollar	57	57	—
Swedish Krona	97	97	—
Other	84	83	1

Total	€1,618	€938	€680

(b)      Foreign exchange risk management

            The Group manages its balance sheet having regard to the currency exposures arising from its assets being denominated in a wide range of currencies. To this end, where foreign currency assets are funded by borrowing, such borrowing is generally sourced in the currency of the related assets. The Group also hedges a portion of its currency exposure through the use of currency swaps and forward contracts. At 31 December 2001 the Group had entered into forward contracts to exchange the currency equivalent of €33 million (2000: €21 million) in respect of its day to day trading.

            Outstanding currency swap agreements at 31 December 2001 are summarised as follows:

	Currency swapped (Millions)		Currency received (Millions)	Maturity date	Interest rate paid	Interest rate received
USD	232	EUR	172	2005	Euribor(2) + 54/59	6.8238
USD	50	EUR	37	2005	Euribor + 106	Libor + 93
USD	15	EUR	11	2005	7.595	6.8238
USD	85	EUR	63	2005	8.04/8.05	Libor + 93
USD	63	SEK	417	2005	Stibor(3) + 134	7.55
USD	50	SEK	332	2005	Stibor + 133	7.55
USD	5	SEK	33	2005	Stibor + 110	Libor + 93
USD	35	EUR	25	2005	8.015	7.55
USD	39	EUR	34	2003	6.216	5.95
USD	30	GBP	20	2003	Libor	5.835

(2)
European Interbank Offered Rate

(3)
Stockholm Interbank Offered Rate

            Outstanding currency swap agreements at 31 December 2000 are summarised as follows:

	Currency swapped (Millions)		Currency received (Millions)	Maturity date	Interest rate paid	Interest rate received
USD	232	EUR	172	2005	Euribor + 54/59	6.8238
USD	50	EUR	37	2005	Euribor + 106	Libor + 93
USD	15	EUR	11	2005	7.595	6.8238
USD	85	EUR	63	2005	8.04/8.05	Libor + 93
USD	63	SEK	417	2005	Stibor + 134	7.55
USD	50	SEK	332	2005	Stibor + 133	7.55
USD	5	SEK	33	2005	Stibor + 110	Libor + 93
USD	35	EUR	25	2005	8.015	7.55
USD	39	EUR	34	2003	6.216	5.95
USD	30	GBP	20	2003	Libor	5.835

            At 31 December 2001 the Group had also entered into currency swaps of €332 million equivalent (2000: €259 million) as part of its short term liquidity management.

            Excluding the Group's Latin American operations, there were no significant transactional currency exposures at 31 December 2001 that gave rise to net currency gains and losses recognised in the profit and loss account. Such exposures comprise the monetary assets and liabilities of the Group that are not denominated in the operating (or "functional") currency of the operating unit involved. As at 31 December 2001, transactional currency exposures in the Group's Latin American operations amounted to €19 million (2000: €26 million).

(c)      Fair value of financial instruments

            The carrying amounts and estimated fair values of the material financial instruments of the Group are as follows:

	2001		2000
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	€000	€000	€000	€000
Assets
Cash, short term deposits and liquid investments	440,109	440,109	427,092	427,092
Accounts receivable and prepayments	1,054,973	1,054,973	1,128,118	1,128,118
Publicly traded investments	6,726	6,987	6,085	7,066
Liabilities
Short term debt	250,988	250,988	362,586	362,586
Accounts payable and accrued liabilities	1,162,364	1,162,364	1,251,682	1,251,682
Medium and long term debt	1,302,687	1,313,269	1,231,744	1,174,041
Derivative financial instruments
Interest rate swap agreements		26,426		(5,670)
Currency swap agreements		223,866		199,799
Foreign exchange contracts		(255)		688
Energy hedging contracts		(1,274)		—

            The following methods and assumptions were used in estimating fair value disclosures for financial instruments:

Cash, short term deposits and liquid investments, debtors and creditors:

            The carrying amount reported in the balance sheet approximates fair value because of the short maturity of these instruments.

Listed investments:

            These are valued based on quoted prices.

Short term debt and medium and long term debt:

            The fair value of the Group's debt is estimated using discounted cash flow analysis, based on the Group's current incremental borrowing rates for similar types of borrowing arrangements and maturities.

Interest rate swap agreements:

            The fair value of the Group's interest rate swap agreements is estimated using discounted cash flow analysis. In addition, the fair value amount includes the interest rate component of currency swaps.

Currency swap agreements and foreign exchange contracts:

            The fair value of these instruments is based on the estimated replacement cost of equivalent instruments at the balance sheet date.

            Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised gains and losses on instruments used for hedging, and the movement therein, are as follows:

	Gains	Losses	Total net gains/(losses)
	€ Million	€ Million	€ Million
Unrecognised gains and losses on hedges at 31 December 2000	9	15	(6)
Gains and losses arising in previous years that were recognised in 2001	2	4	(2)

Gains and losses arising before 31 December 2000 that were not recognised in 2001	7	11	(4)
Gains and losses arising in 2001 that were not recognised in 2001	40	10	30

Unrecognised gains and losses on hedges at 31 December 2001	47	21	26

Of which:
Gains and losses expected to be recognised in 2002	19	10	9

Gains and losses expected to be recognised in 2003 or later	28	11	17

(d)      Credit risk

            Potential concentrations of credit risk to the Group consist principally of cash deposits, short term investments and trade debtors. The Group only deposits cash surpluses with quality credit rated banks and institutions that meet certain criteria and by policy, limits the amount of credit exposure to any one bank or institution. Trade debtors comprise a large, widespread customer base. The Group mitigates the risk that counterparties to derivatives will fail to perform by contracting with major financial institutions having high credit ratings and considers the likelihood of counterparty failure to be remote. At 31 December 2001 and 2000 the Group did not consider there to be any significant concentration of credit risk.

22.      Provisions for Liabilities and Charges

	Deferred taxation	Pensions and other deferred compensation	Other	Total
	€000	€000	€000	€000
31 December 1999	66,533	142,670	20,253	229,456
Profit and loss movement	3,264	18,468	4,755	26,487
Paid in year	—	(16,488)	(5,564)	(22,052)
Acquisitions	9,643	327	9,228	19,198
Reclassification	6,090	(1,269)	6,219	11,040
Currency adjustment	229	(21)	242	450

31 December 2000	€85,759	€143,687	€35,133	€264,579
Profit and loss movement	(17,827)	17,282	2,386	1,841
Paid in year	—	(14,867)	(4,373)	(19,240)
Acquisitions	—	30	(5)	25
Reclassification	(365)	14,845	1,913	16,393
Currency adjustment	853	1,296	974	3,123

31 December 2001	€68,420	€162,273	€36,028	€266,721

Deferred taxation

	2001	2000
	€000	€000
Deferred taxation arises as follows:
Accelerated capital allowances	64,812	72,710
Other timing differences	3,608	13,049

	€68,420	€85,759

Full potential liability to deferred taxation:
Accelerated capital allowances	106,332	85,479
Other timing differences	23,607	13,049

	€129,939	€98,528

Pensions and other deferred compensation

            These relate to pensions and similar arrangements and are substantially unfunded, which is in accordance with local custom in certain countries in which the Group operates. The benefits are based on employees' years of service and average final remuneration and are computed on an actuarial basis (see Note 29).

            The Group also provides certain post retirement healthcare benefits to certain employees in the United States and Canada. Provisions are accrued over the expected working lifetime of the relevant existing employees. Included in pensions and other deferred compensation at 31 December 2001 is €18,418,000 in respect of such obligations.

23.      Share Capital

	No. of Shares	2001
		€000
Authorised
Ordinary shares of 30c each	1,401,214,000	€420,364

Allotted, called up and fully paid Ordinary shares of 30c each
31 December 1999	1,107,525,192	332,258
Issued during year	1,106,668	331

31 December 2000	1,108,631,860	332,589
Issued during year	1,092,779	328

31 December 2001	1,109,724,639	€332,917

            The options outstanding over ordinary shares at 31 December 2001 were 76,084,708 (2000: 63,820,228). These figures include the conditional share allocations made under the Company's Performance Share Plan and Special Long Term Incentive Plans. The called up share capital of the company includes 25,000,000 shares (nominal value €7,500,000) held by a subsidiary which have not been cancelled. These shares do not rank for dividend as the related dividend entitlements have been waived.

24.      Reserves

			Other Reserves
	Share Premium	Revaluation Reserve	Capital Redemption Reserve Fund	Capital Conversion Reserve Fund	Other
	€000	€000	€000	€000	€000
Group
31 December 1999	99,217	10,579	1,016	19,304	154,641
Premium on shares issued	1,122	—	—	—	—
Net currency translation gain for the year	—	—	—	—	72,460

31 December 2000	100,339	10,579	1,016	19,304	227,101
Premium on shares issued	1,683	—	—	—	—
Net currency translation gain for the year	—	—	—	—	64,386

31 December 2001	€102,022	€10,579	€1,016	€19,304	€291,487

            Other reserves are primarily made up of currency and the net of goodwill and capital reserves arising on consolidation.

		Other Reserves
	Share Premium	Capital Redemption Reserve Fund	Capital Conversion Reserve Fund	Other
	€000	€000	€000	€000
Company
31 December 1999	99,217	766	19,304	247
Premium on shares issued	1,122	—	—	—

31 December 2000	100,339	766	19,304	247
Premium on shares issued	1,683	—	—	—

31 December 2001	€102,022	€766	€19,304	€247

25.      Profit and Loss Account

	2001	2000
	€000	€000
Company
At beginning of year	11,843	20,553
(Loss) for the year	(1,309)	(8,710)

At end of year	€10,534	€11,843

26.      Contingent Liabilities

            The Company has guaranteed certain of the bank overdrafts and loans of subsidiaries. The Company or subsidiaries have given guarantees in respect of the borrowing of certain associates amounting to €3,515,000. Pursuant to the provisions of Section 17, Companies (Amendment) Act, 1986, the Company has guaranteed the liabilities of certain of its Irish subsidiaries and as a result such subsidiaries have been exempted from the filing provisions of Section 7, Companies (Amendment) Act, 1986. The principal subsidiaries guaranteed are Jefferson Smurfit & Sons Ltd., Smurfit International Ltd., Smurfit Investments (Ireland) Ltd., Smurfit Ireland Ltd., Smurfit Services Ltd., Smurfit Capital Ltd. and The Kildare Hotel & Country Club Ltd.

            In November 1988 a subsidiary of the Group acquired Industrial Cartonera, S.A. ("ICSA"), a Spanish incorporated company, from a subsidiary of Torras Hostench S.A. ("Torras"), then a leading paper manufacturer in Spain. The cost of the acquisition was approximately €86 million. In early 1989, the Group acquired a 35% interest in another Spanish company called Industrias del Papel y de la Celulosa, S.A. ("INPACSA") for approximately €22 million. INPACSA was a publicly quoted Spanish company and was a former parent of ICSA. A number of individuals associated with Torras have been charged with diverting, for their own use, a substantial part of the purchase consideration paid by the Group. Accusations have also been made that certain transactions, which took place prior to the Group's acquisition of these interests, caused damage to the minority shareholders of INPACSA. During the year 2000, criminal proceedings were instituted in Spain against a number of individuals in relation to the above matters. As the Group was the acquirer of ICSA and the 35% of INPACSA, the Chairman, as the representative of the Group, was included in these proceedings in relation to the alleged damage to the minority shareholders of INPACSA and Torras, the majority shareholder. A Group subsidiary is also one of a number of parties against whom a secondary civil liability has been claimed amounting to €47 million, plus interest. In this regard, third party bonds amounting to €47 million, guaranteed by the Group, have been lodged with the court. While the ultimate results of such suits or other proceedings against the Chairman or the Group subsidiary cannot be predicted with certainty, the management of the Group believes there is no basis for the involvement of the Chairman or any Group subsidiary in these proceedings. The Group intends contesting these suits vigorously. Currently, it is anticipated that proceedings will not commence before the end of 2002.

            The Group and its associates are the subject of a number of lawsuits and claims arising out of the conduct of its business, including those related to environmental matters. While any litigation has an element of uncertainty and the ultimate results of such lawsuits or proceedings against the Group and its associates cannot be predicted with certainty, the management of the Group and of the associates believe that the outcome of such lawsuits will not have a material adverse effect on their respective consolidated financial position or results of operations.

27.      Lease Obligations

	2001	2000
	€000	€000
Obligations under finance leases (net of finance charges):
Payable within one year	5,564	6,801
Payable in two to five years	14,740	13,563
Payable thereafter	3,293	4,608

	€23,597	€24,972

            Commitments under operating leases at 31 December 2000, payable in the coming year, relate to leases expiring in the following periods:

	Land and Buildings	Other	Total
	€000	€000	€000
Within one year	892	10,242	11,134
Within two to five years inclusive	771	4,071	4,842
Over five years	2,139	107	2,246

	€3,802	€14,420	€18,222

            Commitments under operating leases at 31 December 2001, payable in the coming year, relate to leases expiring in the following periods:

	Land and Buildings	Other	Total
	€000	€000	€000
Within one year	1,018	6,417	7,435
Within two to five years inclusive	1,820	5,964	7,784
Over five years	2,305	195	2,500

	€5,143	€12,576	€17,719

28.      Capital Commitments

            The following capital commitments authorised by the directors have not been provided for in the Group financial statements (Company: nil):

	2001	2000
	€000	€000
Contracted for	20,204	33,201
Not contracted for	32,276	12,077

	€52,480	€45,278

29.      Employee Pension Plans and Similar Obligations

            The Group has pension plans for its employees in many of the countries in which it operates. The major occupational pension plans are of the defined benefit type. The pension cost for the Group's major occupational pension plans has been determined in accordance with the advice of independent professionally qualified actuaries, mainly using the Projected Unit Credit or Attained Age methods. The major plans are in Ireland, the UK, the US and Canada.

            Periodic actuarial valuations are performed on all of the major plans. The most recent valuations were completed as follows: Ireland between 1 January 1999 and 1 July 2000; the UK on 1 January 2000; the US and Canada on 31 December 2001.

            The principal assumption used in the calculation of the profit and loss expense under SSAP 24 of €62,507,000 for the year ended 31 December 2001 (2000: €67,033,000) was that the projected annual rate of investment return will exceed the projected annual rate of increase in pensionable earnings by between 1% to 3.5%. Surpluses or deficits on the pension plans arising from the actuarial valuations are spread over the expected weighted average service lives of the members of the relevant plan. The actuarial reports are available for inspection by the members of the relevant schemes only. The current agreed rates of contribution for future years are comparable to current levels.

            The market value of the assets (€671,300,000) under SSAP 24 of the significant plans, at the last valuation date, was in aggregate sufficient to cover approximately 92.1% of the benefits that had accrued to members after allowing for expected future increases in wages and salaries. The market values of the assets of the principal funds, as at 31 December 2001, are set out in the FRS 17 disclosures below.

            The Group also operates plans in the US and Canada which provide certain employees with post retirement health care benefits. Actuarial valuations of these plans were performed as at 31 December 2001, using the Projected Unit Credit method. The principal assumption made by the actuaries was that the per capita weighted average assumed rate of increase in covered benefits was:— the US:12%, reducing by 1% per annum until 2009 and Canada: 9.6%, reducing to 3.8% over 7 years until December 2008. The effect of a 1% increase in the health care trend rate would not materially increase the accumulated post retirement benefit obligation as at 31 December 2000 and 2001.

            In certain countries, in accordance with local practice, plans are financed internally and in such cases provisions are included in provisions for liabilities and charges in accordance with the advice of independent actuaries. At 31 December 2001 these amount to €162,273,000 (2000: €143,687,000).

            The additional FRS 17 disclosures are set out below:

Major Assumptions	Europe %	US & Canada %	Latin America %
Rate of increase in salaries	2.50–4.00	3.00–4.00	1.00–3.50

Rate of increase to pensions in payment	Nil–2.50	Nil	Nil

Discount rate for scheme liabilities	5.75–6.50	6.50–7.25	5.50–7.00

Inflation	2.50–3.00	2.75	2.75–6.00

            The expected long term rates of return on the assets of the significant plans at 31 December 2001 were as follows:

	Europe %	US & Canada %	Latin America %
Equities	8.00–8.50	9.50	10.00

Bonds	5.00–5.75	6.25	6.00

Property	7.00	8.20	N/A

Cash	4.00	3.50	4.75

Other	5.75	N/A	N/A

            The market values of the assets of the significant schemes at 31 December 2001 were as follows:

	Europe	US & Canada	Latin America	Total
	€000	€000	€000	€000
Equities	334,500	92,333	15,626	442,459
Bonds	192,824	40,672	13,893	247,389
Property	27,500	8,739	—	36,239
Cash	21,100	388	629	22,117
Other	16,876	—	—	16,876

Total market value	592,800	142,132	30,148	765,080
Present value of scheme liabilities	605,106	173,283	24,611	803,000

Surplus/(deficit) in the plans	(12,306)	(31,151)	5,537	(37,920)
Deferred tax asset/(liability)	6,989	11,041	(1,827)	16,203

Net pension asset/(liability)	€(5,317)	€(20,110)	€3,710	€(21,717)

            If FRS 17 had been adopted in the financial statements, the Group shareholders' funds and profit and loss account at 31 December 2001 would be as follows:

€000
Group shareholders' funds excluding net pension asset/(liability)	2,664,532
Net pension asset/(liability)	(21,717)

Group shareholders' funds	€2,642,815

Profit and loss account excluding net pension asset/(liability)	1,907,207
Net pension reserve	(21,717)

Profit and loss account	€1,885,490

30.      Related Party Transactions

            Transactions with associates are in the normal course of business. A significant level of these transactions are conducted with SSCC.

            The transactions with associates during the year are summarised as follows:

	2001	2000
	€000	€000
Sale of goods	102,069	84,023

Purchase of goods	280,911	279,616

Receiving of services	668	915

Rendering of services	2,023	1,905

            A summary of the financial statements of SSCC is set out in Note 14.

31.      Net Cashflow from Operating Activities

	2001	2000
	€000	€000
Operating profit—continuing	333,909	341,580
Impairment of tangible fixed assets	13,751	—
Reorganisation and restructuring costs	1,175	—
Depreciation and depletion charge (net of government grants amortised)	227,061	219,530
Goodwill amortisation	8,820	5,734
Finance lease interest paid	1,728	2,454
(Decrease)/increase in deferred creditors	(1,814)	4,213
Decrease/(increase) in working capital (Note 32)	3,830	(85,705)
Currency adjustment	(3,518)	(5,508)

	€584,942	€482,298

32.      Movement in Working Capital

	Stocks	Debtors	Creditors+	Total
	€000	€000	€000	€000
31 December 2000	437,444	1,145,346	(1,090,097)	492,693
Acquisitions	254	1,066	(1,461)	(141)
Decrease in working capital	(21,457)	(74,968)	92,595	(3,830)
Currency adjustment	7,269	13,168	(3,553)	16,884

31 December 2001	€423,510	€1,084,612	€(1,002,516)	€505,606

+
Amounts falling due within one year not including borrowing due within one year, corporation tax, dividends proposed and capitalised lease obligations.

33.      Equity Dividends Paid

	2001	2000
	€000	€000
Dividends to Group shareholders	€76,570	€70,007

34.      Sale of Fixed Assets

	2001	2000
	€000	€000
Tangible fixed assets	26,589	23,550
Financial assets	7,609	7,084

	€34,198	€30,634

35.      Reconciliation of Net Cash Flow to Movement in Net Debt

	2001	2000
	€000	€000
(Decrease)/increase in cash	(8,918)	24,957
Decrease in term debt	120,636	11,029
Increase/(decrease) in liquid resources	2,970	(23,074)
Capital elements of finance leases repaid	9,407	10,380

Change in net debt resulting from cash flows	124,095	23,292
New finance leases	(7,537)	(713)
Loans and finance leases acquired with subsidiaries	(5,000)	(22,383)
Other non cash movements	(1,994)	(571)
Currency adjustment	(54,517)	(55,277)

Movement in net debt	55,047	(55,652)
Net debt at beginning of year	(1,192,210)	(1,136,558)

Net debt at end of year	€(1,137,163)	€(1,192,210)

36.      Analysis of Net Debt

	December 2000	Cash Flow	Acquisitions and Disposals	Non Cash	Currency	December 2001
	€000	€000	€000	€000	€000	€000
Cash	79,932	6,131	—	—	1,693	87,756
Short term deposits and liquid resources	347,160	2,970	—	(410)	2,633	352,353

Cash and investments (Note 17)	427,092	9,101	—	(410)	4,326	440,109

Bank overdrafts and demand loans	(57,580)	(15,049)	—	—	(3,790)	(76,419)
Loans repayable within one year	(305,006)	162,612	—	(1,584)	(30,591)	(174,569)

Short term borrowing	(362,586)	147,563	—	(1,584)	(34,381)	(250,988)

Long and medium term borrowing	(1,231,744)	(41,976)	(5,000)	—	(23,967)	(1,302,687)

Net borrowing (Note 17)	(1,167,238)	114,688	(5,000)	(1,994)	(54,022)	(1,113,566)
Finance leases	(24,972)	9,407	—	(7,537)	(495)	(23,597)

Net debt	€(1,192,210)	€124,095	€(5,000)	€(9,531)	€(54,517)	€(1,137,163)

            Cash comprises cash in hand and overnight deposits. The movement in liquid resources represents movement in all monetary assets (excluding cash, short term deposits and overnight borrowing) which are convertible into cash at, or close to, their carrying value in the balance sheet. These specifically comprise government gilts, commercial paper and deposits with maturities of less than one year when acquired.

37.      Acquisitions and Disposals

	2001	2000
	€000	€000
Net assets acquired (see below)	(4,042)	92,197
Reclassification from associates	—	(8,735)
Goodwill	19,573	53,976

	€15,531	€137,438

Satisfied by:
Cash payments	15,531	137,438
Cash acquired	(1,834)	(815)
Bank overdrafts acquired	—	22,148
Deferred acquisition consideration	—	(54,773)

Net cash outflows	€13,697	€103,998

	2001	2000
	€000	€000
Net assets acquired:
Fixed assets:
—Tangible assets	3,410	109,603
—Financial assets	—	131
Current assets:
—Stocks	254	19,271
—Debtors	1,066	46,337
—Cash and investments held as current assets	1,834	(3,692)

Total assets	6,564	171,650
Creditors (amounts falling due within one year)	(1,468)	(82,120)
Creditors (amounts falling due after more than one year)	(22,441)	(18,546)
Provisions for liabilities and charges	(25)	(19,198)
Minority interests	13,328	40,411

Net assets acquired at fair value to the Group	€(4,042)	€92,197

            In certain cases, in determining the fair value of the assets and liabilities acquired and the consideration, estimates are used. Any necessary adjustments are made in subsequent accounting periods.

            There were no material fair value adjustments to the book value of the assets acquired.

38.      Post Balance Sheet Events

            On 29 January, 2002, the Group announced a conditional offer for the outstanding share capital of its Scandinavian associate, Munksjö AB. The acceptance period started 19 February, 2002 and ended 12 March, 2002. The offer values each Munksjö share at SEK77, the equivalent of approximately €248 million, which will be financed from the Group's existing cash and credit facilities.

39.      Comparative Figures

            Certain figures for the prior year have been adjusted to conform with 2001 classifications and disclosure requirements.

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APPENDIX V

The following is extracted without material adjustment from the JSG unaudited interim statement for the three months ended 31 March 2002 and 2001 which was published on 9 May 2002.

UNAUDITED INTERIM RESULTS OF JSG
FOR THE THREE MONTHS ENDED 31 MARCH 2002 AND 2001

	Q1 2002 €m	Q1 2001 €m	% change
Sales
Third party sales	1,081	1,162	(7%)
Pre-tax profits
After exceptional items	58	82	(29%)
Before exceptional items	60	82	(27%)
Operating profit
Subsidiaries	68	90	(24%)
Share of associates	43	59	(27%)
Total	111	149	(25%)
Earnings per share (EPS)	cent	cent
After exceptional items	2.6	3.9	(33%)
Before exceptional items	2.7	3.9	(31%)

First quarter: period in review

            For the first quarter of 2002, JSG is reporting profit before exceptional items of €60 million and EPS of 2.7 cent. These figures compare with €82 million and 3.9 cent in the first quarter of 2001. JSG is also reporting profit after exceptional charges of €58 million and EPS of 2.6 cent. Net sales for the period were €1,081 million, a 7% decrease on the first quarter of 2001.

            Operating profit declined 25% from €149 million to €111 million in the first quarter of 2002. Subsidiary operating profit for the first quarter was €68 million and JSG's share of associates' operating profit was €43 million, a decrease of 24% and 27% respectively against the first quarter of 2001. The first quarter tax charge of €22 million is an effective tax rate of 38.5% against 42.2% in 2001. The tax rate is a blend of 35.7% for subsidiaries and 53.7% for associates.

Expanding geographic reach; simplifying Group structure

            JSG continues to expand its geographic reach and to simplify its overall structure. During the quarter, we completed the acquisition of a Swedish associate, Munksjö AB. Through the acquisition of Munksjö, JSG now has a direct presence in Scandinavia in the containerboard and corrugated businesses. Total consideration for the outstanding share capital of Munksjö was €274 million and acquired debt was €152 million. Within the period, JSG also acquired the remaining stake of a small Venezuelan associate, Corsuca (a 10,000 tonne per annum corrugated facility) for approximately €4 million. We also divested a US commercial printing business during the quarter for an approximate consideration of €8.5 million.

Continued capital restraint

            Capital expenditure in the quarter declined €2 million on the first quarter of 2001. Capital expenditure in the quarter represents 69% of depreciation, a decrease from 73% in the first quarter of 2001.

            Investments of €132 million in the first quarter include €127 million for part of the acquisition of the outstanding share capital of Munksjö (a further €147 million will be paid during the second quarter) and €4 million for the acquisition of Corsuca. Dividends of €3 million were also paid to minorities in the period. Net borrowing, before acquisitions and disposals, decreased by €23 million in the quarter. Including the impact of acquisitions and disposals, net borrowing increased by approximately €259 million to €1,373 million from €1,114 million at December 2001.

Summary cash flows

	Q1 2002	Q1 2001	FY 2001
	€m	€m	€m
Profit before tax—subsidiaries	49	66	248
Exceptional items	—	—	15
Depreciation and amortisation	59	59	236
Working capital change	(12)	(44)	19
Capital expenditure	(41)	(43)	(192)
Sales of fixed assets	—	4	27
Tax paid	(13)	(10)	(114)
Dividends from associates	—	—	11
Other	1	2	(3)

Free cash flow	43	34	247
Investments	(132)	(24)	(55)
Sale of businesses and investments	2	—	12
Share issues	2	—	2
Dividends	(3)	(2)	(95)

Net cash (outflow)/inflow	(88)	8	111
Debt acquired	(152)	—	(3)
Currency translation adjustments	(19)	(43)	(54)

(Increase)/decrease in net borrowing	(259)	(35)	54

Free cash flow (cent per share)	4.0	3.2	22.7

Market review

            Dr. Michael Smurfit, Chairman & CEO, commented as follows "Our first quarter performance again reflects a reduced earnings contribution from SSCC, a satisfactory performance from our European businesses and another creditable performance from our Latin American operations.

            As we emerge from the first quarter, business conditions and sentiment have clearly improved. In Europe, the general industry environment is supportive of price restoration for containerboard which should effectively offset higher input costs. We notified our European customers of price increases for kraftliner and testliner effective June 1. Our forward order book for kraftliner is now at its strongest level in five years. In Asia, both recycled fibre costs and containerboard pricing have increased.

            In North America, industry inventories are at near-term lows and there are indications that consumer de-stocking may have run its course. Stock levels at all businesses fell by just 0.1% in January and February after an average monthly drop of 1% in the fourth quarter of 2001. US producers have also announced price increases for domestic and export linerboard. With necessary adjustments to its cost base, JSG, and the industry generally, is now in a better position to benefit from any pick up in demand."

Europe

            Net sales of the Group's European operations were € 721 million in the first quarter, a 9% decrease on the comparable period in 2001. Operating profit decreased 26% to € 56 million against € 76 million in the first quarter of 2001. The decline in operating profit principally reflects a 36% decline in our packaging operations due to strike related downtime at our Facture mill, lower kraftliner volumes and lower paper prices year-on-year. Our Specialities Division operating profit increased 41% year-on-year reflecting restructuring undertaken at the end of 2001 and growth in our niche Bag-in-Box operations.

            First quarter kraftliner volumes declined 5%; testliner volumes increased 1.3%. Kraftliner volumes declined 10% at the Facture mill, a consequence of strike related downtime, but were stable year-on-year at the Nettingsdorfer mill. The six day pay-related strike at our Facture mill has been resolved. As a consequence of stable inventory levels, satisfactory demand and rising input costs, JSG previously announced a price increase of € 40 to € 60 per tonne on kraftliner from June. European waste paper prices, which had been stable for approximately 15 months, have started to increase and JSG has announced a € 40 per tonne price increase in testliner.

Europe	Q1 '02 Volume growth
Kraftliner	(5.0%)
Testliner	1.3%
Corrugated	(1.5%)

            JSG's corrugated volumes declined 1.5% year-on-year. Most European countries of operation have experienced stable demand during the first quarter, however, shipment volumes were impacted by fewer shipping days in March due to the Easter holidays. Corrugated prices remain relatively stable. Sack volumes declined on the comparable period in 2001. Volume declines, however, were offset by modest price increases. Conversely, graphic board volumes were stable but pricing declined year-on-year.

Latin America

            Net sales of the Group's Latin American operations were € 197 million in the first quarter, a 5% decrease on the comparable period in 2001. Operating profit decreased by 7% to € 23 million against € 25 million in the first quarter of 2001. Colombia and Mexico had a stable first quarter while Argentina and Venezuela continue to be challenging operating environments. Latin American containerboard volumes increased 5.7% on the first quarter of 2001 while corrugated volumes were flat year-on-year.

            Containerboard and corrugated volumes, in Colombia and Mexico, increased year-on-year. Corrugated pricing started to recover in the first quarter following pressure throughout 2001. Our operations in Argentina and Venezuela continue to be profitable despite difficult economic circumstances. First quarter containerboard and corrugated volumes in Argentina declined year-on-year. JSG took 7,000 tons of downtime in Argentina in the quarter as a result of weak demand and credit concerns.

            Venezuela also had a difficult quarter. Containerboard and corrugated volumes declined year-on-year, however, corrugated prices started to recover during the quarter. JSG took 1,500 tons (5% of capacity) of downtime in Venezuela, again reflecting soft demand.

Latin America	Q1 '02 Volume growth
Containerboard	5.7%
Corrugated	0.2%

North America

            Net sales for the Group's subsidiaries in the US and Canada were € 164 million in the first quarter of 2002, a 2% increase on the comparable period in 2001. SSCC's sales are not consolidated. Operating profit, which includes our share of SSCC's operating profit, decreased 35% to € 31 million against € 48 million in the first quarter of 2001.

            Changes in US GAAP to account for goodwill has impacted our associates tax charge in the first quarter. The 53.7% associates' tax rate charge reflects our share of SSCC's tax charge which has been applied to our share of SSCC's operating profit less goodwill amortisation.

North American Subsidiaries

            Smurfit MBI had a good first quarter and volumes increased year-on-year. Our US subsidiary operations now consist of the Pomona Newsprint mill and the Election Equipment/Election printing business. The two businesses had contrasting results.

            The voting equipment business had a good quarter while newsprint had a poor quarter; newsprint prices were US$160 per ton lower than the first quarter of 2001.

Canada	Q1 '02 Volume growth
Corrugated	0.9%

North American Associate

            SSCC reported 2002 first quarter pre-tax profits of US$ 14 million on net sales of US$1,930 million against a pre-tax profit of US$ 46 million in 2001. The primary factors affecting profitability were persistent weakness in demand, the impact of containerboard downtime and product price erosion.

Summary Group Profit and Loss Account

	3 Months to 31 March 2002		Restated 3 Months to 31 March 2001		Restated 12 Months to 31 December 2001
	(unaudited) €000		(unaudited) €000		(unaudited) €000
Turnover—continuing	1,081,395		1,161,994		4,511,650
Cost of sales	780,401		841,212		3,243,372
Impairment of tangible fixed assets	—		—		26,642

Gross profit	300,994		320,782		1,241,636
Net operating expenses	233,263		230,810		883,964
Reorganisation and restructuring costs	—		—		23,763

Operating profit subsidiaries—continuing	67,731		89,972		333,909
Share of associates' operating profit	43,524		59,306		242,212
Share of associates' restructuring costs	(2,219)		—		(10,895)

Total operating profit	109,036		149,278		565,226

Group net interest	(18,997)		(24,068)		(85,568)
Share of associates' net interest	(32,247)		(43,105)		(154,654)

Total net interest	(51,244)		(67,173)		(240,222)

Profit before taxation	57,792		82,105		325,004

Taxation
Group	17,380		26,495		101,538
Share of associates	4,861		8,194		36,027

	22,241		34,689		137,565

Profit after taxation	35,551		47,416		187,439
Equity minority interests	7,846		5,574		37,022

Profit for the financial period	27,705		41,842		150,417

Dividends	—		—		79,021

Retained profits	€27,705		€41,842		€71,396

Earnings per ordinary share—Basic	2.6	c	3.9	c	13.9	c

Earnings per ordinary share before exceptional items—Basic	2.7	c	3.9	c	19.0	c

Earnings per ordinary share—Diluted	2.5	c	3.8	c	13.7	c

Earnings per ordinary share before exceptional items—Diluted	2.6	c	3.8	c	18.7	c

Segmental Analyses

Sales—third party

	3 Months to 31 March 2002 €000%		3 Months to 31 March 2001 €000%		12 Months to 31 December 2001 €000%
Packaging	610,814	56.5	673,817	58.0	2,523,264	55.9
Specialities	110,496	10.2	121,325	10.4	489,061	10.8

Europe	721,310	66.7	795,142	68.4	3,012,325	66.7
United States and Canada	163,550	15.1	160,955	13.9	665,726	14.8
Latin America	196,535	18.2	205,897	17.7	833,599	18.5

	€1,081,395	100.0	€1,161,994	100.0	€4,511,650	100.0

Associates' third party sales	€2,387,551		€2,562,755		€10,464,839

Share of associates	€713,475		€762,933		€3,131,693

Profit before interest, exceptional items and taxation

	3 Months to 31 March 2002 €000%		3 Months to 31 March 2001 €000%		12 Months to 31 December 2001 €000%
Packaging	42,487	38.2	66,005	44.2	243,135	38.8
Specialities	4,589	4.1	3,245	2.2	23,890	3.8
Associates	9,170	8.3	7,159	4.8	24,556	3.9

Europe	56,246	50.6	76,409	51.2	291,581	46.5

Packaging	3,838	3.4	2,509	1.7	12,856	2.1
Associates	27,585	24.8	45,731	30.6	194,645	31.1

United States and Canada	31,423	28.2	48,240	32.3	207,501	33.2

Latin America	22,836	20.5	24,515	16.4	126,884	20.2

Asia (associates)	750	0.7	114	0.1	560	0.1

Profit before interest, exceptional items and taxation	111,255	100.0	149,278	100.0	626,526	100.0

Group net interest	(18,997)		(24,068)		(85,568)
Share of associates' net interest	(32,247)		(43,105)		(154,654)

Profit before exceptional items	€60,011		€82,105		€386,304

Summary Group Balance Sheet as at

	31 March 2002	Restated 31 March 2001	Restated 31 December 2001
	(unaudited) €000	(unaudited) €000	(unaudited) €000
Assets Employed
Fixed Assets
Intangible assets	232,583	153,330	156,517
Tangible assets	2,458,947	2,146,871	2,088,019
Financial assets	1,610,219	1,647,854	1,674,802

	4,301,749	3,948,055	3,919,338

Current Assets
Stocks	506,823	444,206	423,510
Debtors	1,195,945	1,178,281	1,084,612
Cash at bank and in hand	296,067	422,682	440,109

	1,998,835	2,045,169	1,948,231
Creditors (amounts falling due within one year)	1,570,742	1,602,102	1,413,352

Net current assets	428,093	443,067	534,879

Total assets less current liabilities	€4,729,842	€4,391,122	€4,454,217

Financed by
Creditors (amounts falling due after more than one year)	1,588,428	1,364,034	1,404,432
Government grants	11,822	11,633	12,290
Provisions for liabilities and charges	386,569	346,801	337,014

	1,986,819	1,722,468	1,753,736

Capital and Reserves
Called up share capital	333,230	332,589	332,917
Share premium	103,785	100,339	102,022
Revaluation reserve	10,579	10,579	10,579
Other reserves	303,164	306,635	297,677
Profit and loss account	1,811,317	1,748,026	1,781,996

Group shareholders' funds (equity interests)	2,562,075	2,498,168	2,525,191
Minority interests (equity interests)	180,948	170,486	175,290

	2,743,023	2,668,654	2,700,481

	€4,729,842	€4,391,122	€4,454,217

            This statement was approved by the board on 8 May 2002.

            The above summarised Group Balance Sheet and the foregoing Group Profit and Loss Account do not constitute full accounts and except where indicated are unaudited. Full accounts for the year ended 31 December 2001, which received an unqualified audit report, have been filed with the Irish Registrar of Companies.

Reconciliation of Movements in Shareholders' Funds

	3 Months to 31 March 2002	Restated 3 Months to 31 March 2001	Restated 12 Months to 31 December 2001
	(unaudited) €000	(unaudited) €000	(unaudited) €000
At beginning of year	2,664,532	2,505,175	2,505,175
Prior year adjustment	(139,341)	(118,445)	(118,445)

At beginning of year—restated	2,525,191	2,386,730	2,386,730

Profit for the financial period	27,705	41,842	150,417
Dividends	—	—	(79,021)

Retained profits	27,705	41,842	71,396

New share capital subscribed	2,076	—	2,011
Net translation gains on foreign currency net investments	5,487	69,596	60,638
Goodwill on Disposals	1,616	—	4,416

At end of period	€2,562,075	€2,498,168	€2,525,191

Note:

The Group results comprise the unaudited Group Profit and Loss Account for the three months ended 31 March 2002 and 31 March 2001 and the Group Balance Sheet at 31 March 2002 and 31 March 2001, together with the Group Profit and Loss account for the year ended 31 December 2001 and the Group Balance Sheet at 31 December 2001 which have been extracted from the Annual Report 2001 as restated for the implementation of FRS 19.

The unaudited Group results have been prepared on the basis of the accounting policies set out in the Annual Report for the year ended 31 December 2001, with the exception of deferred tax as described below.

Prior Year Adjustment

            From 1 January 2002, the Group is adopting FRS 19 — "Deferred Tax" which requires full provision to be made for deferred tax arising from timing differences between the recognition of gains and losses in the financial statements and their recognition in the tax computation. In adopting FRS 19, the Group has chosen not to discount deferred tax assets and liabilities. The cumulative effect of the change in policy has been accounted for as a prior year adjustment and previously reported figures have been restated.

            For the three months ended 31 March 2001, the deferred tax adjustment resulted in an increase in the tax charge of €3,549,000. For the year ended 31 December 2001, the deferred tax adjustment resulted in an increase in the tax charge of €17,148,000.

APPENDIX VI

CERTAIN INFORMATION CONCERNING MEMBERS OF THE BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF THE MDCP AFFILIATED PARTIES

            Directors and Executive Officers of MDCP Acquisitions, MDP Acquisitions plc and MDCP Acquisitions plc. The following table sets forth the name, principal business address, present principal occupation or employment, five-year employment history and certain other information concerning the directors and executive officers of MDCP Acquisitions, MDP Acquisitions plc and MDCP Acquisitions plc (collectively, the "MDCP Acquisitions Entities"). Each of the MDCP Acquisitions Entities were newly formed by MDP for the purpose of making the Offer. Unless otherwise indicated, the principal business address of each individual listed below is c/o Madison Dearborn Partners, Inc., Three First National Plaza, Suite 3800, Chicago, Illinois 60602, telephone (in the US) (312) 895-1000, and the position is with each of the MDCP Acquisitions Entities. Each person listed is a United States citizen other than Mr. Brian P. O'Gorman, who is an Irish citizen. Mr. O'Gorman's address is c/o Arthur Cox, Earlsfort Centre, Earlsfort Terrace, Dublin 2, Ireland, telephone + 353 1618 0000.

Name and Position	Present Principal Occupation or Employment and Five-Year Employment History
John A. Canning, Jr. Director	John A. Canning, Jr. has been employed principally by MDP since 1993 and currently serves as President. From 1969 to 1993, Mr. Canning worked in various positions with First Chicago Corporation, most recently as Executive Vice President of The First National Bank of Chicago and President of First Chicago Venture Capital. Mr. Canning is a member of the board of directors of Milwaukee Brewers Baseball Club, Inc., Norfolk Tides Baseball Club, LaSalle National Bank, Northwestern Memorial Hospital and Children's Inner City Educational Fund.
Samuel M. Mencoff Director
Samuel M. Mencoff has been employed principally by MDP since 1993 and currently serves as a Managing Director. From 1981 to 1993, Mr. Mencoff served as Vice President of First Chicago Venture Capital. Mr. Mencoff is a member of the board of directors of Bay State Paper Holding Company, Buckeye Technologies Inc., Packaging Corporation of America and Riverwood Holding, Inc.
Thomas S. Souleles Director
Thomas S. Souleles has been principally employed by MDP since 1995 and currently serves as a Managing Director. Mr. Souleles is a member of the board of directors of Bay State Paper Holdings Company and Packaging Corporation of America.
Brian P. O'Gorman Director	Brian P. O'Gorman qualified as a solicitor in 1994, has been a solicitor with the law firm Arthur Cox since 1999 and has been a partner in Arthur Cox since 2000.

            Following the completion of the Offer and the Compulsory Acquisition, the Board of Directors of each of the MDCP Acquisitions Entities will be expanded to include nine members, and Messrs. William J. Hunckler and Christopher McGowan of MDP, and Dr. Michael Smurfit, and Mr. Gary McGann, Mr. Anthony Smurfit, and Mr. Ian Curley will be appointed to such boards. Mr. Brian O'Gorman will resign at that time.

            Directors and Executive Officers of MDP, MDP Global Investors Limited, MDP IV Global GP, LP and MDCP Global LP: MDP formed MDCP Global LP, a newly formed Cayman Islands limited partnership, for the purpose of investing in MDCP Acquisitions. MDP IV Global GP, LP, a Cayman Islands general partnership, is the general partner of MDCP Global LP and MDP Global Investors Limited, a Cayman Islands limited company, is the general partner of MDCP IV Global GP, LP. The following individuals are Managing Directors of MDP: Mr. Paul R. Wood, Mr. Thomas R. Reusché, Mr. David F. Mosher, Mr. Gary J. Little, Mr. John A. Canning, Jr., Mr. Paul J. Finnegan, Mr. Samuel M. Mencoff, Mr. William J. Hunckler III, Mr. James N. Perry Jr., Mr. Justin S. Huscher, Mr. Benjamin D.

Chereskin, Mr. Timothy P. Sullivan, Mr. Nicholas W. Alexos, Mr. Timothy M. Hurd, Mr. James H. Kirby, Mr. Robin P. Selati, Mr. Andrew E. Sinwell, and Mr. Thomas S. Souleles. The directors of MDP Global Investors Limited are Messrs. Samuel M. Mencoff and Thomas S. Souleles. The following table sets forth the name, principal business address, present principal occupation or employment, five-year employment history and certain other information concerning the executive officers of MDP and, with respect to Messrs. Mencoff and Souleles, MDP Global Investors Limited. Unless otherwise indicated, the principal business address of each individual listed below is c/o Madison Dearborn Partners, Inc., Three First National Plaza, Suite 3800, Chicago, Illinois 60602, telephone (in the US) (312) 895-1000, and the position is with MDP. Unless otherwise indicated, each person listed is a United States citizen.

Name	Present Principal Occupation or Employment and Five-Year Employment History
Paul R. Wood	Managing Director of Madison Dearborn Partners, Inc. Mr. Wood has been with Madison Dearborn Partners, Inc. for each of the last five years.
Thomas R. Reusché	Managing Director of Madison Dearborn Partners, Inc. Mr. Reusché has been with Madison Dearborn Partners, Inc. for each of the last five years.
David F. Mosher	Managing Director of Madison Dearborn Partners, Inc. Mr. Mosher has been with Madison Dearborn Partners, Inc. for each of the last five years.
Gary J. Little	Managing Director of Madison Dearborn Partners, Inc. Mr. Little has been with Madison Dearborn Partners, Inc. for each of the last five years.
John A. Canning, Jr.	Managing Director of Madison Dearborn Partners, Inc. Mr. Canning has been with Madison Dearborn Partners, Inc. for each of the last five years.
Paul J. Finnegan	Managing Director of Madison Dearborn Partners, Inc. Mr. Finnegan has been with Madison Dearborn Partners, Inc. for each of the last five years.
Samuel M. Mencoff	Managing Director of Madison Dearborn Partners, Inc. Mr. Mencoff has been with Madison Dearborn Partners, Inc. for each of the last five years.
William J. Hunckler III	Managing Director of Madison Dearborn Partners, Inc. Mr. Hunckler has been with Madison Dearborn Partners, Inc. for each of the last five years.
James N. Perry Jr.	Managing Director of Madison Dearborn Partners, Inc. Mr. Perry has been with Madison Dearborn Partners, Inc. for each of the last five years.
Justin S. Huscher	Managing Director of Madison Dearborn Partners, Inc. Mr. Huscher has been with Madison Dearborn Partners, Inc. for each of the last five years.
Benjamin D. Chereskin	Managing Director of Madison Dearborn Partners, Inc. Mr. Chereskin has been with Madison Dearborn Partners, Inc. for each of the last five years.
Timothy P. Sullivan	Managing Director of Madison Dearborn Partners, Inc. Mr. Sullivan has been with Madison Dearborn Partners, Inc. for each of the last five years.
Nicholas W. Alexos	Managing Director of Madison Dearborn Partners, Inc. Mr. Alexos has been with Madison Dearborn Partners, Inc. for each of the last five years.

Timothy M. Hurd	Managing Director of Madison Dearborn Partners, Inc. Mr. Hurd has been with Madison Dearborn Partners, Inc. for each of the last five years.
James H. Kirby	Managing Director of Madison Dearborn Partners, Inc. Mr. Kirby has been with Madison Dearborn Partners, Inc. for each of the last five years.
Robin P. Selati	Managing Director of Madison Dearborn Partners, Inc. Mr. Selati has been with Madison Dearborn Partners, Inc. for each of the last five years.
Andrew E. Sinwell	Managing Director of Madison Dearborn Partners, Inc. Mr. Sinwell has been with Madison Dearborn Partners, Inc. for each of the last five years.
Thomas S. Souleles	Managing Director of Madison Dearborn Partners, Inc. Mr. Souleles has been with Madison Dearborn Partners, Inc. for each of the last five years.

            None of the persons or entities discussed above was, during the past five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or was, during the past five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

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APPENDIX VII

CERTAIN INFORMATION CONCERNING MEMBERS OF THE BOARD OF DIRECTORS
AND THE EXECUTIVE OFFICERS OF JSG

            Set forth below are the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of each director and officer of JSG. Each such person is a citizen of Ireland with the exceptions of J. R. Thompson and J. B. Malloy who are United States citizens. The business address of each is c/o Jefferson Smurfit Group plc, Beech Hill, Clonskeagh, Dublin 4, Ireland, telephone +353 1 202 7000.

            M. W. J. Smurfit, Chairman of the Board of Directors and Chief Executive Officer. Dr. Michael Smurfit was appointed Chairman and Chief Executive Officer in 1977 prior to which he was Deputy Chairman and Joint Managing Director. He is Chairman of Smurfit-Stone Container Corporation. In addition, Dr. Smurfit holds the position of Honorary Irish Consul to the Principality of Monaco.

            G. W. McGann, President, Chief Operations Officer and Chief Executive Officer designate. Mr. Gary McGann joined JSG in 1998 as Chief Financial Officer. He was appointed to his present position on 28 January 2000. He has previously held a number of senior positions in both the private and public sectors over the last twenty years, including Chief Executive of Gilbeys of Ireland Group and Aer Lingus Group plc.

            P. A. Smurfit, Joint Deputy Chairman of the Board of Directors. Dr. Alan Smurfit was appointed Joint Deputy Chairman in January 1984. He has been Chairman and Chief Executive Officer of Smurfit Latin America since 1987 and has held a number of other senior positions within JSG.

            D. F. Smurfit, Joint Deputy Chairman of the Board of Directors. Dr. Dermot Smurfit was appointed Joint Deputy Chairman in January 1984. Prior to taking up his current position as World Vice President Marketing and Sales in 1997, he held a number of other senior positions in JSG. Dr. Smurfit is a director of Smurfit-Stone Container Corporation and ACE Limited. In addition, he is chairman of The World Containerboard Organisation (WCO) and is also a member of the Board of the Confederation of European Paper Industries.

            A. P. J. Smurfit, Chief Executive—Smurfit Europe and Chief Operations Officer designate. Mr. Anthony Smurfit has worked in various parts of JSG in Europe and the United States. Prior to taking up his present position in October 1999, he was Deputy Chief Executive of Smurfit Europe and previously Chief Executive of Smurfit France. He is also a director of The Irish National Stud Company.

            H. E. Kilroy, Non-Executive Director. Mr. Howard Kilroy joined JSG in 1973 and was appointed Chief Operations Director in 1978 and President in 1986. He retired from both these positions in 1995. Mr. Kilroy is a director of CRH plc, Smurfit-Stone Container Corporation and Arnotts plc.

            P. J. P. Gleeson, Non-Executive Director. Mr. Peter Gleeson is Chairman and Chief Executive of Castle Hosiery Company Limited. He is Chairman of William J. Gleeson & Co., Gleeson Properties Development Co. Limited and a director of a number of other companies.

            J. B. Malloy, Non-Executive Director. Mr. James Malloy retired from his executive positions in JSG's U.S. subsidiaries in 1996 after 17 years of service in various roles with JSG's U.S. operations. Mr. Malloy is also a director of Consolidated Freightways Corporation.

            J. M. O'Dwyer, Non-Executive Director. Mr. James O'Dwyer is the Senior Partner of Arthur Cox and is admitted as an Attorney at Law to the New York State Bar and to the Supreme Court of the United States. He is also a director of several companies.

            R. MacSharry, Non-Executive Director. Mr. Ray MacSharry has had wide experience as an Irish Government Minister and a member of the Irish and European Parliaments. He is a former Irish representative on the EU Commission where he had responsibility for Agriculture. He is also Chairman of London City Airport Limited and Green Property plc and a director of the Bank of Ireland and a number of other companies.

            M. Rafferty, Senior Non-Executive Director. Mr. Martin Rafferty has extensive experience as chairman and director of a number of leading Irish companies, in both the state and private sectors. He is Chairman of United Drug plc and Readymix plc. His directorships include Ulster Bank Limited and Allianz-Irish Life Holdings plc.

            P. J. Wright, Non-Executive Director. Mr. Patrick Wright joined JSG in 1976 and held a number of senior positions in JSG's Irish and U.K. operations prior to his appointment as President and Chief Operations Officer in 1996. He retired from both these positions at the end of December 1999. He is Chairman of The RTÉ Authority and Aon MacDonagh Boland Group Limited and is Deputy Chairman of Aer Lingus Group plc and Anglo Irish Bank Corporation plc, a Trustee of the Irish Business & Employers' Confederation, an Honorary Fellow of the National College of Ireland and a Fellow of the Irish Management Institute.

            A. Reynolds, Non-Executive Director. Following a successful career in business, Dr. Albert Reynolds was elected to Dáil Éireann (the Irish Parliament) in 1977 and held a number of ministerial posts before serving as Taoiseach (Prime Minister of Ireland) from 1992 to 1994. His directorships include Aon MacDonagh Boland Group Limited, Bula Resources (Holdings) plc and Life Energy & Technology Holdings plc.

            M. Redmond, Non-Executive Director. Dr. Mary Redmond is a Consultant to Arthur Cox and a director of the Irish Hospice Foundation. She is Deputy Governor of the Bank of Ireland and is a director of Campbell Bewley Group Limited and of the Barretstown Gang Camp Fund Limited.

            J. R. Thompson, Non-Executive Director. Governor James R. Thompson is Chairman of Winston & Strawn, a law firm with offices in the United States and Europe. Governor Thompson is a former Governor of the state of Illinois, serving for four terms from 1977 to 1991. His other directorships include Hollinger International, Inc., FMC Corporation, Prime Retail Inc., Prime Group Realty Trust, FMC Technologies Inc. and Navigant Consulting Inc.

            I. J. Curley, Chief Financial Officer. Mr. Ian Curley joined JSG in 1989 as Assistant Financial Controller, serving between 1991 and 1993 as personal assistant to Dr. Michael Smurfit. In 1994, he was appointed financial controller of Smurfit Continental Europe becoming Chief Financial Officer of Smurfit Europe in 1997. Mr. Curley was appointed Chief Financial Officer in January 2000.

            M. O'Riordan, Company Secretary. Mr. Michael O'Riordan joined JSG in 1982 and held a number of positions in JSG's Treasury area prior to becoming joint managing director of Smurfit International B.V., JSG's international holding company in 1988. In April 2000, he was appointed Company Secretary of JSG.

            None of the persons or entities discussed above was, during the past five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or was, during the past five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

            The following table sets forth information regarding the ownership of JSG Shares as of 2 July 2002 for the directors and executive officers of JSG. The percentages are based upon 1,111,573,090 ordinary shares of JSG stock outstanding as of 2 July 2002.

Name	Number of JSG Shares Owned	Percent of JSG Shares Owned
M. W. J. Smurfit	74,062,765	6.66
—Non-beneficial	7,052,284	0.63
P. A. (Alan) Smurfit	4,177,198	0.38
—Non-beneficial	7,052,284	0.63
D. F. Smurfit	5,694,014	0.51
H. E. Kilroy	8,401,502	0.76
P. J. P. Gleeson	12,719,034	1.14
J. B. Molloy	4,500,770	0.40
J. M. O'Dwyer	62,420	*
A. P. J. Smurfit	118,034	*
R. MacSharry	4,620	*
M. Rafferty	23,959	*
P. J. Wright	1,567,937	0.14
A. Reynolds	—	—
M. Redmond	950	*
J. R. Thompson	3,750	*
G. W. McGann	18,894	*
M. O'Riordan	141,893	*
I. J. Curley	312	*
Directors and executive officers as a group (17 persons)	118,550,336	10.63

*
Less than 0.1% per cent.

            For information regarding options, share award allocations and other awards held by executive officers of JSG, see paragraph 4 of Appendix VIII to this document.

Certain purchases of JSG Shares by Management Investors

            The following table indicates, with respect to any purchases of JSG Shares made by the Management Investors since 1 July 2000, the range of prices paid for such stock, the number of shares purchased and the average purchase price for such shares for each quarterly period since 1 July 2000:

Management Investor	Quarterly Period	Number of Shares	Purchase Price
M. W. J. Smurfit	3rd Quarter 2001	100	€2.44
G. W. McGann	—	—	—
A. P. J. Smurfit	—	—	—
I. J. Curley	—	—	—

            Neither MDCP Acquisitions nor any of the MDCP Acquisitions Affiliated Parties has purchased any JSG Shares within the past two years.

No purchases of JSG Shares by JSG

            JSG has not repurchased any JSG Shares since 1 July 2000.

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APPENDIX VIII

ADDITIONAL INFORMATION

1.        Responsibility

            The directors of MDCP Acquisitions and the directors of MDCP Acquisitions plc (the controlling shareholder of MDCP Acquisitions), whose names appear in sub-paragraph 2(i) of this Appendix VIII to the document below and the Management Investors, accept responsibility for the information contained in this document, other than the information for which the Management Investors, the managing directors of MDP, the directors of JSG and the Independent Directors accept responsibility. To the best of the knowledge and belief of the directors of MDCP Acquisitions, the directors of MDCP Acquisitions plc and the Management Investors (who have taken all reasonable care to ensure that such is the case) the information contained in this document for which they have taken responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

            Samuel M. Mencoff and Mr. Thomas S. Souleles, managing directors of MDP, accept responsibility for the information contained in this document relating to MDP, MDP Global Investors Limited, MDP IV Global GP, LP and MDCP Global LP. To the best of the knowledge and belief of Mr. Samuel Mencoff and Mr. Thomas Souleles (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they have taken responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

            The directors of JSG, whose names appear in sub-paragraph 2(ii) below, accept responsibility for the information contained in this document relating to JSG and themselves, other than the recommendation and related opinions of the Independent Directors contained herein. They do not take responsibility for the information contained in this document relating to JSG management or their participation in and/or arrangements with any MDP Entities. The Independent Directors accept responsibility for the recommendation and the related opinions of the Independent Directors contained in this document. To the best of the knowledge and belief of the directors of JSG and the Independent Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this document for which they have respectively taken responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

            The Management Investors (being Dr. Michael Smurfit, Mr. Gary McGann, Mr. Anthony Smurfit and Mr. Ian Curley) accept responsibility for the information contained in Section 5 of Appendix I to this document and Section 7 of Appendix I to this document (insofar as it relates to the Management Investors). To the best of the knowledge, information and belief of the Management Investors (who have taken all reasonable care to ensure that such is the case) the information contained in this document for which they have taken responsibility is in accordance with the facts and does not omit anything likely to affect the impact of such information.

            The foregoing statements are included solely to comply with Rule 19.2 of the Irish Takeover Rules and shall not be deemed to establish or expand liability for purposes of the US securities laws or the laws of any state in the US.

2.        Directors and registered offices

(i)
The directors of MDCP Acquisitions and MDCP Acquisitions plc, each of whose registered office is at Arthur Cox Building, Earlsfort Terrace, Dublin 2, Ireland, are:

    John A. Canning, Jr.
    Samuel M. Mencoff
    Thomas S. Souleles
    Brian P. O'Gorman

(ii)
The directors of JSG, whose registered office is at Beech Hill, Clonskeagh, Dublin 4, Ireland, are:

    M.W.J. Smurfit
    G.W. McGann
    D.F. Smurfit

    A.P.J. Smurfit
    P.A. (Alan) Smurfit
    H.E. Kilroy
    P.J.P. Gleeson
    J.B. Malloy
    J.M. O'Dwyer
    R. MacSharry
    M. Rafferty
    P.J. Wright
    A. Reynolds
    M. Redmond
    J.R. Thompson

3.        Irrevocable undertakings

            The following JSG Shareholders and directors of JSG who hold JSG Shares have signed irrevocable undertakings (which undertakings are described above) to accept the Offer in respect of all of the JSG Shares owned or controlled by them, as set out below:

Name	Number of JSG Shares
M. W. J. Smurfit	74,062,675
—Non-beneficial	7,052,284
P. A. (Alan) Smurfit	4,177,198
—Non-beneficial	7,052,284
D. F. Smurfit	5,694,014
H. E. Kilroy	8,401,502
P. J. P. Gleeson	12,719,034
J. B. Malloy	4,500,770
J. M. O'Dwyer	62,420
A. P. J. Smurfit	118,034
R. MacSharry	4,620
M. Rafferty	23,959
P. J. Wright	1,567,937
M. Redmond	950
J. R. Thompson	3,750
G. W. McGann	18,894
I. J. Curley	312

            The circumstances in which the irrevocable undertakings cease to be binding are set out in paragraph 7 of the letter from Deutsche Bank.

            Save as disclosed in paragraphs 4 and 5 of this Appendix VIII, none of the JSG Shareholders or directors of JSG who have signed irrevocable undertakings have dealt for value in relevant JSG Securities during the disclosure period.

4.        Interests in JSG Securities

(i)
Directors of JSG

    As at the close of business on 2 July 2002 (being the latest practicable date prior to the posting of this document), the interests of the directors of JSG, their spouses and minor children in JSG Shares and JSG ADSs (all of which, unless otherwise stated, were beneficial) including those notified to JSG pursuant to Section 53 of the 1990 Act and entered in JSG's register of directors' interests required to be kept under Section 59 of that Act, were as follows:

Name	Number of JSG Shares
M. W. J. Smurfit	74,062,675
—Non-beneficial	7,052,284
P. A. (Alan) Smurfit	4,177,198
—Non-beneficial	7,052,284
D. F. Smurfit	5,694,014
H. E. Kilroy	8,401,502
P. J. P. Gleeson	12,719,034
J. B. Molloy	4,500,770
J. M. O'Dwyer	62,420
A. P. J. Smurfit	118,034
R. MacSharry	4,620
M. Rafferty	23,959
P. J. Wright	1,567,937
A. Reynolds	—
M. Redmond	950
J. R. Thompson	3,750
G. W. McGann	18,894

            Total directors' shareholdings in JSG represent less than 10.66 per cent. of the existing issued share capital of JSG.

Options held pursuant to the JSG 1987 Option Schemes

Name	1 Jan 2000 & 31 Dec 2000	Exercise Price (euro unless otherwise stated)	Date from which exercisable	Expiry date
P.A. (Alan) Smurfit	93,236	125.01 cent	7 May 1996	13 Oct 2002
	93,236	125.01 cent	17 Oct 1997	13 Oct 2002
	100,000	195.53 cent		30 Nov 2005
	100,000	195.53 cent		30 Nov 2005
	78,000	200.61 cent	26 Mar 2001	18 Apr 2007
	78,000	200.61 cent		18 Apr 2007
D.F. Smurfit	200,974	Stg102.32p	7 May 1996	13 Oct 2002
	200,974	Stg102.32p	18 Dec 1997	13 Oct 2002
	100,000	195.53 cent		30 Nov 2005
	100,000	195.53 cent		30 Nov 2005
	135,000	200.61 cent	26 Mar 2001	18 Apr 2007
	135,000	200.61 cent		18 Apr 2007
A.P.J. Smurfit	124,314	Stg102.32p	7 May 1996	13 Oct 2002
	124,314	Stg102.32p	18 Dec 1997	13 Oct 2002
	50,000	195.53 cent		30 Nov 2005
	50,000	195.53 cent		30 Nov 2005
	67,500	200.61 cent	26 Mar 2001	18 Apr 2007
	67,500	200.61 cent		18 Apr 2007
P.J. Wright	100,000	195.53 cent		30 Nov 2005
	100,000	195.53 cent		30 Nov 2005
	220,000	200.61 cent	26 Mar 2001	26 Mar 2003
	220,000	200.61 cent		18 Apr 2007

Share allocations held under the Performance Share Plan

Name	1 Jan 2000	31 Dec 2000	Award date	Exercisable date	Expiry date
P.A. (Alan) Smurfit	191,551	191,551	30 June 2002	30 June 2003	30 June 2009
	247,802	247,802	30 June 2003	30 June 2004	30 June 2009
	243,856	243,856	11 April 2004	11 April 2005	11 April 2010
	—	343,059	27 June 2005	27 June 2006	27 June 2011
D.F. Smurfit	206,106	206,106	30 June 2002	30 June 2003	30 June 2009
	258,487	258,487	30 June 2003	30 June 2004	30 June 2009
	251,999	251,999	11 April 2004	11 April 2005	11 April 2010
	—	307,724	27 June 2005	27 June 2006	27 June 2011
A.P.J. Smurfit	78,608	78,608	30 June 2002	30 June 2003	30 June 2009
	125,122	125,122	30 June 2003	30 June 2004	30 June 2009
	146,005	146,005	11 April 2004	11 April 2005	11 April 2010
	—	190,460	27 June 2005	27 June 2006	27 June 2011
G.W. McGann	160,378	160,378	30 June 2003	30 June 2004	30 June 2009

Share allocations held under the Special Long Term Incentive Plans

Name	1 Jan 2001 & 31 Dec 2001	Award date	Exercisable date	Expiry date
M.W.J. Smurfit	4,860,475	20 June 2003	20 June 2005	20 June 2010
G.W. McGann	1,864,215	20 June 2003	20 June 2005	20 June 2010

Stock appreciation rights held under the Deferred Bonus Plan

Name	1 Jan 2001 & 31 Dec. 2001	Strike Price	First vesting date
G.W. McGann	800,000	130 cent	August 24, 2003
	300,000	136 cent	August 24, 2003
	300,000	198 cent	August 24, 2003
  (ii)
  Associates of JSG

            As at the close of business on 2 July 2002 (being the latest practicable date prior to the posting of this document), associates of JSG, as listed below, owned or controlled the following JSG Shares:

Name	Number of JSG Shares

Morgan Stanley Securities Limited(1)	730,886
Quilter & Co. Limited	22,500
Davy Stockbrokers	1,044,561
William Fry(2)	48,075	(3)

(1)
Adviser to SSCC.

(2)
Partners and employees of William Fry professionally engaged in relation to the Offer or customarily engaged in a professional capacity in relation to the affairs of the JSG Group within the last two years

(3)	Name	Number of JSG Shares
	Bryan Bourke	2,186
	Brendan Cahill	6,400
	Houghton Fry	38,339
	Edward Spain	1,150

  (iii)
  MDCP Acquisitions

      MDCP Acquisitions does not own or control any JSG Shares or JSG ADSs, except as otherwise disclosed in this document.

  (iv)
  Directors of MDCP Acquisitions

      As at the close of business on 2 July 2002 (being the latest practicable date prior to the posting of this document), the directors of MDCP Acquisitions, their spouses or their minor children or their spouses' or their minor children's related trusts were not interested in any JSG Shares or JSG ADSs.

  (v)
  MDCP Acquisitions concert parties

      As at the close of business on 2 July 2002 (being the latest practicable date prior to the posting of this document), the following JSG Shares were owned or controlled by those parties deemed under the Irish Takeover Rules to be acting in concert with MDCP Acquisitions:

Name	Number of JSG Shares
M. W. J. Smurfit	74,062,675
—Non-beneficial	7,052,284
G.W. McGann	18,894
A. P. J. Smurfit	118,034
I. J. Curley	312
Merrill Lynch Pierce, Fenner & Smith Incorporated	1,800
Arthur Cox(1)	62,667	(2)

(1)	Partners and employees of Arthur Cox professionally engaged in relation to the Offer or customarily engaged in a professional capacity in relation to the affairs of MDCP Acquisitions or MDP within the last two years
(2)	Name	Number of JSG Shares

	J. M. O'Dwyer	62,420
	Brian Moore	247

5.        Dealings in JSG Securities

  (i)
  Directors of JSG

      The directors of JSG their spouses and minor children have not dealt for value, otherwise than as described below and in paragraph 4(i) above, in JSG Securities during the disclosure period.

Name	Date	Transaction Type	Number of JSG Shares		Price euro
Peter Gleeson	6 December 2001	Sell	750,000		2.55
	7 December 2001	Sell	750,000		2.47
M. W. J. Smurfit	6 September 2001	Buy	100		2.44
	7 September 2001	Sell	1,662,282	(1)	Nil
	7 September 2001	Sell	554,094	(1)	Nil
	5 March 2002	Sell	864,183	(1)	Nil
P. A. (Alan) Smurfit	7 September 2001	Sell	1,662,282	(1)	Nil
	7 September 2001	Sell	554,092	(1)	Nil
	5 March 2002	Sell	864,183	(1)	Nil
A. P. J. Smurfit	6 September 2001	Sell	100		2.44
P. J. Wright	6 September 2001	Sell	300,000		2.45

(1) non-beneficial holding held jointly by M. W. J. Smurfit and P. A. (Alan) Smurfit.

  (ii)
  Associates of JSG

      Davy Stockbrokers has dealt for value in JSG Securities during the disclosure period as set out below:

Week Beginning	Transaction Type	Number of JSG Shares	Price euro High	Price euro Low
2–3 May 2002	Buy	13,366,006	3.45	3.08
	Sell	22,246,898	3.36	3.05
6 May 2002	Buy	5,060,246	3.23	3.17
	Sell	8,228,043	3.23	3.17
13 May 2002	Buy	2,215,703	3.23	3.16
	Sell	3,205,537	3.23	3.15
20 May 2002	Buy	3,944,972	3.17	3.10
	Sell	4,435,652	3.18	3.08
27 May 2002	Buy	4,326,127	3.21	3.14
	Sell	7,408,231	3.20	3.14
3 June 2002	Buy	5,284,491	3.19	3.10
	Sell	7,812,932	3.18	3.11
10 June 2002	Buy	6,199,740	3.16	3.06
	Sell	8,909,418	3.17	3.06
17 June 2002	Buy	21,978,194	3.18	3.07
	Sell	58,725,354	3.20	3.07
24 June 2002	Buy	8,118,304	3.19	3.07
	Sell	10,961,063	3.18	3.04
1 July 2002	Buy	3,167,151	3.10	3.08
	Sell	9,371,528	3.10	3.06

      IBI Corporate Finance and UBS Warburg have not dealt, as would be disclosable under Rule 25.3 of the Irish Takeover Rules, for value in JSG Securities during the disclosure period.

  (iii)
  MDCP Acquisitions and directors of MDCP Acquisitions

      None of MDCP Acquisitions and any of the directors of MDCP Acquisitions, their spouses and minor children and their spouses and their minor children's related trusts have dealt for value in JSG Shares or JSG ADSs during the disclosure period.

  (iv)
  MDCP Acquisitions concert parties

      Save as disclosed in paragraph 3 above, parties deemed under the Irish Takeover Rules to be acting in concert with MDCP Acquisitions have dealt for value in JSG Shares or JSG ADSs, during the disclosure period as set out below:

Name	Date	Transaction Type	Number of JSG Shares		Price euro
M. W. J. Smurfit	6 September 2001	Buy	100		2.44
	7 September 2001	Sell	1,662,282	(1)	Nil
	7 September 2001	Sell	554,094	(1)	Nil
	5 March 2002	Sell	864,183	(1)	Nil
A. P. J. Smurfit	6 September 2001	Sell	100		2.44
Arthur Cox (Brian Moore)	14 August 2001	Sell	2,262		2.33

(1) non-beneficial holding held jointly by M. W. J. Smurfit and P. A. (Alan) Smurfit.

	Week Beginning	Transaction Type	Number of JSG Shares	Price euro High	Price euro Low
Deutsche Bank (JSG Shares)	30 April 2001	Buy	670,752	2.1	2.1
		Sell	670,752	2.1	2.1
	21 May 2001	Buy	31,600	1.39	1.38
		Sell	31,600	1.39	1.38
	28 May 2001	Buy	25,600	2.15	1.25
		Sell	25,600	2.15	1.25
	4 June 2001	Buy	130,200	2.25	1.37
		Sell	130,200	2.25	1.37
	18 June 2001	Buy	71,684	2.13	2.13
		Sell	71,684	2.13	2.13
	25 June 2001	Buy	52,600	1.31	1.29
		Sell	52,600	1.31	1.29
	2 July 2001	Buy	52,000	2.32	1.37
		Sell	52,000	2.32	1.37
	9 July 2001	Buy	26,800	1.4	1.4
		Sell	26,800	1.4	1.4
	23 July 2001	Buy	20,000	1.43	1.43
		Sell	20,000	1.39	1.39
	30 July 2001	Buy	2,600	1.44	1.44
	20 August 2001	Buy	1,400	1.48	1.48
	3 September 2001	Buy	5,100	1.52	1.52
	17 September 2001	Sell	966,000	1.29	1.29
	24 September 2001	Sell	197,949	1.91	1.91
	1 October 2001	Buy	245,446	1.99	1.8
	8 October 2001	Buy	21,600	1.95	1.95
		Sell	103,300	1.9	1.9
	15 October 2001	Buy	12,100	1.33	1.33
	22 October 2001	Buy	10,000	1.38	1.37
	29 October 2001	Buy	181,232	2.2	1.36
		Sell	46,248	2.18	2.18
	5 November 2001	Buy	11,800	1.37	1.37
	12 November 2001	Buy	40,613	2.11	1.38
		Sell	139,180	2.4	2.11
	19 November 2001	Buy	50,688	2.45	2.3
		Sell	39,269	2.34	2.34
	26 November 2001	Buy	918	2.4	2.4
		Sell	81,854	2.4	2.14
	3 December 2001	Buy	143,394	2.46	1.51
		Sell	39,800	2.53	1.53
	10 December 2001	Buy	64,000	1.57	1.56
		Sell	26,771	2.52	1.56
	17 December 2001	Buy	4,800	1.55	1.55
	24 December 2001	Buy	20,000	1.52	1.48
	14 January 2002	Buy	4,300	1.48	1.48
	21 January 2002	Buy	7,500	1.46	1.46
		Sell	477,978	2.35	2.35
	28 January 2002	Buy	52,321	2.47	1.45
		Sell	7,595	2.47	2.13
	25 February 2002	Buy	1,125	2.64	2.64
	4 March 2002	Buy	4,400,000	2.74	2.72
	11 March 2002	Buy	349,500	2.7	2.7
		Sell	1,246,250	2.71	2.71
	18 March 2002	Sell	18,000	2.74	2.74
	1 April 2002	Buy	432,500	2.72	2.69
		Sell	1,000	1.66	1.66
	8 April 2002	Buy	75,696	2.32	2.32
	15 April 2002	Sell	11,500	1.61	1.61
	22 April 2002	Buy	5,000	1.6	1.6
		Sell	87,700	2.59	2.59

29 April 2002	Buy	10,854	2.84	1.64
	Sell	126,527	2.84	1.99
	Week Beginning	Transaction Type	Number of JSG ADSs	Price US$ High	Price US$ Low
Deutsche Bank (JSG ADSs)*	30 April 2001	Buy	400	18.81	18.8
		Sell	2,400	19.46	19.2
	7 May 2001	Buy	100	19.49	19.49
		Sell	800	19.49	19.26
	14 May 2001	Buy	1,200	19.77	19.52
		Sell	600	19.52	19.52
	21 May 2001	Buy	1,800	20.03	19.55
	28 May 2001	Buy	8,100	18.87	18.21
		Sell	300	18.85	18.85
	11 June 2001	Buy	3,000	18.47	18.47
		Sell	8,800	20.01	19.71
	18 June 2001	Buy	1,300	18.35	18.16
	25 June 2001	Buy	300	19.1	19
		Sell	9,500	18.96	18.49
	2 July 2001	Buy	1,400	19.55	19.55
		Sell	7,700	19.61	19.5
	9 July 2001	Buy	100	19.73	19.73
		Sell	1,000	19.76	19.76
	16 July 2001	Sell	5,100	20.54	20.1
	23 July 2001	Buy	23,400	20.33	19.87
		Sell	18,700	20.5	20.33
	30 July 2001	Buy	4,200	20.62	20.11
	6 August 2001	Buy	3,200	21.51	21.21
		Sell	400	21.01	20.81
	13 August 2001	Sell	700	21.32	21.32
	27 August 2001	Buy	2,900	22.3	22.2
		Sell	3,400	22.55	22.51
	3 September 2001	Buy	2,900	22.2	21.96
		Sell	500	22	22
	10 September 2001	Buy	300	20.57	20.57
		Sell	1,500	20.3	20.3
	17 September 2001	Buy	11,000	19.57	18.51
		Sell	2,800	18.85	18.75
	24 September 2001	Buy	8,200	17.54	17.46
		Sell	2,100	17.5	17.49
	1 October 2001	Sell	13,760	18.04	17.69
	8 October 2001	Buy	3,600	18.8	17.41
		Sell	800	18.79	17.97
	15 October 2001	Buy	3,200	18.26	18.25
		Sell	4,300	19.39	18.84
	22 October 2001	Buy	1,400	19.58	18.29
		Sell	8,200	19.76	19.04
	29 October 2001	Buy	900	20.6	20.2
		Sell	4,800	19.74	19.56
	5 November 2001	Buy	13,500	20.32	19.93
	12 November 2001	Buy	3,600	21.36	19.96
	26 November 2001	Buy	10,500	21.72	21.35
		Sell	9,500	21.72	21.72
	3 December 2001	Buy	700	22.66	22.51
	10 December 2001	Buy	3,600	22.5	22.41
		Sell	3,300	22.5	22.5
	17 December 2001	Sell	4,000	22.53	22.53
	24 December 2001	Buy	9,900	22.43	21.7
		Sell	2,300	22.5	21.96

*    Proprietary trading.

31 December 2001	Buy	2,800	23.55	22.41
	Sell	4,210	23.84	22.56
7 January 2002	Buy	24,200	23.33	21.72
	Sell	12,800	23.51	21.72
14 January 2002	Buy	110	21.82	21.71
	Sell	800	21.82	21.19
21 January 2002	Buy	9,300	21.25	20.46
	Sell	2,900	20.47	20.43
28 January 2002	Buy	5,166	21.24	20.63
	Sell	400	21.18	21.18
4 February 2002	Buy	2,100	20.74	20.73
	Sell	4,200	21.13	20.87
11 February 2002	Buy	3,600	21.55	20.94
	Sell	2,600	21.93	21.49
18 February 2002	Buy	1,400	22.26	21.79
	Sell	2,300	22.59	21.78
25 February 2002	Sell	9,300	23.34	22.54
4 March 2002	Buy	1,100	24	23.46
	Sell	58,100	24.1	23.85
11 March 2002	Buy	6,600	24.25	23.75
	Sell	100	23.76	23.76
18 March 2002	Sell	1,300	24.57	24
25 March 2002	Buy	600	24.52	24.18
	Sell	600	24.58	24.43
1 April 2002	Buy	1,900	23.52	23.25
8 April 2002	Buy	27,800	23.35	22.2
15 April 2002	Buy	33,800	23.35	22.1
	Sell	21,400	23.49	22.5
22 April 2002	Buy	800	23.1	23.08
	Sell	94,400	23.5	22.51
29 April 2002	Buy	35,900	28.4	23.95
	Sell	78,700	29.15	23.63

*    Proprietary trading.

	Week Beginning	Transaction Type	Number of JSG ADSs	Price US$ High	Price US$ Low
Deutsche Bank (JSG ADSs)**	30 April 2001	Buy	31,300	19.55	18.72
		Sell	29,200	19.55	18.75
	7 May 2001	Buy	20,000	19.7	19
		Sell	19,300	19.7	19
	14 May 2001	Buy	112,470	20.2	19.35
		Sell	60,470	20.2	19.35
	21 May 2001	Buy	24,600	20.02	19
		Sell	28,500	20.03	18.9
	28 May 2001	Buy	13,100	19.05	18.1
		Sell	20,300	19.05	18.05
	4 June 2001	Buy	8,000	19.8	19.77
		Sell	8,000	19.8	19.77
	11 June 2001	Buy	8,800	20.14	19.71
		Sell	3,000	18.81	18.17
	18 June 2001	Sell	1,300	18.35	18.16
	25 June 2001	Buy	9,500	18.96	18.48
		Sell	300	19.1	19
	2 July 2001	Buy	24,300	20.31	19.21
		Sell	17,400	19.58	19.21
	9 July 2001	Buy	5,600	20	19.76
		Sell	4,700	20	19.73
	16 July 2001	Buy	20,300	21.17	20.1
		Sell	15,200	21.17	20.66

**    Client-facing trading.

23 July 2001	Buy	700	20.5	20.36
	Sell	5,400	20.37	19.83
30 July 2001	Buy	200	20.49	20.49
	Sell	4,400	20.62	20.11
6 August 2001	Buy	3,100	21.05	20.81
	Sell	5,900	21.51	21.05
13 August 2001	Buy	9,600	21.85	21.32
	Sell	6,400	21.85	21.85
27 August 2001	Buy	3,400	22.9	22.18
	Sell	2,900	22.56	22.14
3 September 2001	Buy	500	22	22
	Sell	2,900	22.2	21.96
10 September 2001	Buy	6,860	20.99	20.26
	Sell	5,660	21.04	20.26
17 September 2001	Buy	2,800	18.85	18.75
	Sell	11,000	19.57	18.51
24 September 2001	Buy	4,900	17.5	17.36
	Sell	11,000	17.54	17.36
1 October 2001	Buy	13,760	18.04	17.54
	Sell	1,360	17.86	17.86
8 October 2001	Buy	800	18.79	17.97
	Sell	3,600	18.8	17.41
15 October 2001	Buy	10,700	19.75	18.84
	Sell	9,600	19.75	18.2
22 October 2001	Buy	8,200	19.76	19.04
	Sell	1,400	19.59	18.29
29 October 2001	Buy	7,800	19.81	19.56
	Sell	3,900	20.62	19.74
5 November 2001	Sell	9,500	20.33	19.92
12 November 2001	Buy	2,260	21.19	20.77
	Sell	5,860	21.36	19.96
19 November 2001	Buy	1,200	21.18	21.18
	Sell	1,200	21.18	21.18
26 November 2001	Sell	1,000	21.4	21.34
3 December 2001	Sell	700	22.7	22.31
10 December 2001	Sell	300	22.41	22.41
17 December 2001	Buy	4,000	22.6	22.5
24 December 2001	Buy	100,400	22.5	21.9
	Sell	108,000	22.5	21.63
31 December 2001	Buy	121,610	23.84	22.4
	Sell	120,300	23.55	22.4
7 January 2002	Buy	15,600	23.51	21.72
	Sell	27,900	23.5	21.72
14 January 2002	Buy	39,900	21.82	20.9
	Sell	39,710	21.82	20.9
21 January 2002	Buy	7,400	21.25	20.43
	Sell	12,300	21.25	20.39
28 January 2002	Buy	18,000	21.35	21
	Sell	20,366	21.39	20.51
4 February 2002	Buy	6,300	21.15	20.7
	Sell	6,200	21.15	20.7
11 February 2002	Buy	4,600	21.99	20.99
	Sell	3,600	21.55	20.61
18 February 2002	Buy	3,450	22.71	21.78
	Sell	1,550	22.26	21.79
25 February 2002	Buy	10,300	23.4	22.54
	Sell	1,000	23.3	23.3
4 March 2002	Buy	129,200	24.3	23.41
	Sell	75,700	24.2	23.41
11 March 2002	Buy	26,300	24	23.76
	Sell	32,900	24.25	23.75
18 March 2002	Buy	1,300	24.57	24
	Sell	1,000	24	24

25 March 2002	Buy	1,100	24.58	23.97
	Sell	1,400	24.58	23.97
1 April 2002	Buy	7,140	23.5	23
	Sell	7,940	23.52	23.06
8 April 2002	Buy	28,800	23.35	22.2
	Sell	57,600	23.35	22.2
15 April 2002	Buy	266,740	23.50	22.14
	Sell	278,540	23.50	22.1
22 April 2002	Buy	300,600	23.63	22.51
	Sell	207,000	23.63	22.51
29 April 2002	Buy	420,400	28.57	23.63
	Sell	377,700	29.5	23.91
6 May 2002	Buy	162,200	29.85	28.9
	Sell	9,300	29.3	28.9

**    Client-facing trading.

            The dealings of Davy Stockbrokers and Deutsche Bank in JSG Shares and JSG ADSs described above have been aggregated for the purposes of disclosure in the Offer Document. A full list of all dealings will be made available for inspection as described in paragraph 15 of this Appendix VIII.

(A)
Other dealings and interests

            Save as otherwise disclosed in this document:

  (i)
  Neither MDCP Acquisitions nor any of the directors of MDCP Acquisitions nor any of their spouses and minor children or their spouses' or minor children's related trusts, nor any person deemed to be acting in concert with MDCP Acquisitions for the purposes of the Offer, nor any other person who has given an irrevocable undertaking to accept the Offer, nor any person with whom MDCP Acquisitions or any person acting in concert with MDCP Acquisitions for the purposes of the Offer has any arrangement of the kind referred to in sub-paragraph (iv) below owned or controlled or (in the case of the directors of MDCP Acquisitions, their spouses and minor children or their spouses' or minor children's related trusts) was interested, directly or indirectly, in any relevant JSG securities as at 2 July 2002 (being the latest practicable date prior to the posting of this document), nor has any such person dealt for value therein during the disclosure period.

  (ii)
  neither JSG nor any member of the JSG Group nor any of the directors of JSG nor any of their spouses or minor children owned or controlled or (in the case of the directors of JSG, their spouses or minor children) was interested, directly or indirectly, in any relevant JSG securities or relevant MDCP Acquisitions securities as at 2 July 2002 (being the latest practicable date prior to the posting of this document), nor has any such person dealt for value therein during the disclosure period.

  (iii)
  no bank, stockbroker, financial or other professional adviser (other than an exempt market maker) providing advice in relation to the Offer to JSG or any member of the JSG Group, nor any person controlling, controlled by, or under the same control as such bank, stockbroker, financial or other professional adviser, nor any subsidiary of JSG nor any pension scheme (other than an industry wide scheme) of JSG or any of its subsidiaries nor any person with whom JSG or any of its associates has any arrangement of the kind referred to in sub-paragraph 5(c)(v) of this Appendix VIII below, owned or controlled any relevant JSG Securities or relevant MDCP Acquisitions securities as at 2 July 2002 (being the latest practicable date prior to the posting of this document), nor has any such persons dealt for value therein during the disclosure period.

  (iv)
  as at 2 July 2002 (being the latest practicable date prior to the posting of this document), save for the undertakings referred to in paragraph 7 of the letter from Deutsche Bank set out in this document or as otherwise disclosed in this document, no arrangement exists between any person and MDCP Acquisitions or any person acting in concert with MDCP Acquisitions, in relation to relevant JSG Securities including any indemnity or option arrangements or any agreement or understanding, formal or informal, of whatever nature, relating to relevant JSG Securities which may be an inducement to deal or refrain from dealing in such relevant JSG Securities;

  (v)
  there is no indemnity or option arrangement or any agreement or understanding, formal or informal, between JSG and its associates relating to any relevant JSG securities or any relevant MDCP Acquisitions securities which is or may be an inducement to any such person(s) to deal or refrain from dealing in such securities;

  (vi)
  no person whose investments are managed on a discretionary basis by fund managers (other than exempt fund managers) connected with JSG owned or controlled any relevant JSG securities as at 2 July 2002 (being the latest practicable date prior to the posting of this document) nor has any such person dealt for value therein during the disclosure period; and

  (vii)
  References in paragraphs 4 and 5 of this Appendix VIII to:

  (a)
  an "arrangement" includes any indemnity or option arrangement and any agreement or understanding, formal or informal, of whatever nature relating to relevant JSG securities which may be an inducement to deal or refrain from dealing;

  (b)
  an "Associate" are to:

  (aa)
  subsidiaries and associated companies of JSG and companies of which any subsidiaries or associated companies are associated companies. For this purpose ownership or control of 20 per cent. or more of the equity share capital of a company is regarded as the test of associated company status.

  (bb)
  banks and financial and other professional advisers (including stockbrokers) providing advice in relation to the Offer to JSG or companies covered in (aa) above, including persons controlling, controlled by or under the same control as such banks, financial and other professional advisers;

  (cc)
  the directors of JSG and the directors of any company covered in (aa) above or a spouse, parent, brother, sister or child of such a director or a trustee of a trust (including a discretionary trust) of which such director or any spouse, parent, brother, sister or child of such a director is a beneficiary or potential beneficiary;

  (dd)
  the trustee of any pension scheme (other than any industry-wide scheme) in which JSG or a company covered in (aa) above participates;

  (ee)
  a collective investment scheme or other persons the investments of which JSG or an associate (as otherwise defined in this paragraph 5(ii)(b) of JSG manages on a discretionary basis, in respect of the relevant investment accounts; and

  (ff)
  a person who owns or controls or together with one or more persons acting in concert with him or her owns or controls five per cent or more of any class of relevant JSG Securities;

  (c)
  a "bank" does not apply to a bank whose sole relationship with JSG or a company covered in (aa) above is the provision of normal commercial banking services or such activities in connection with the Offer as confirming that cash is available, handling acceptances and other registration work;

  (d)
  "control" means a holding, or aggregate holdings of shares carrying 30 per cent or more of the voting rights attributable to the share capital of the company which are currently exercisable at a general meeting, irrespective of whether the holding or aggregate holding give de facto control;

    (e)
    "disclosure period" means the period commencing on 1 May 2001 (the date 12 months prior to the commencement of the Offer Period) and ending on 2 July 2002 (the latest practicable date prior to the posting of this document);

    (f)
    "relevant JSG Securities" means JSG Shares and JSG ADSs and securities convertible into, rights to subscribe for the options (including traded options) in respect of, and derivatives references to, any of the forgoing;

    (g)
    "relevant MDCP Acquisitions securities" means ordinary shares in the capital of MDCP Acquisitions and securities convertible into, rights to subscribe for and options (including traded options) in respect of and directives referenced to, and of the foregoing; and

    (h)
    "acting in concert" shall have the meaning given to that term in the Takeover Act.

6.        Market quotations

            The following table shows the market prices derived from the Daily Official List of the Irish Stock Exchange for JSG Shares and the closing prices on the New York Stock Exchange for JSG ADSs on the first business day of each of the six months from 2 January 2002 to 2 July 2002, for 2 May 2002 (being the last day prior to JSG announcing it had received a formal approach from a third party) and for 2 July 2002 (being the latest practicable dealing day prior to the posting of this document):

Date	JSG Shares (euro per ordinary share)	JSG ADSs (US$)
2 January 2002	2.42	22.85
1 February 2002	2.50	21.03
1 March 2002	2.65	23.31
2 April 2002	2.72	23.30
1 May 2002	2.67	24.29
4 June 2002	3.16	29.26
1 July 2002	3.10	31.10
2 July 2002	3.09	30.24

            For more information regarding market quotations and dividends, see paragraph 14 of Appendix 1 to this document.

7.        Financing arrangements

            The Offer will be financed from equity contributions from MDCP IV Global Investments LP and the Management Investors and by debt facilities that have been fully underwritten by Deutsche Bank and Merrill Lynch, as described in paragraph 13 of Appendix I to this document. The Offer is not subject to a financing condition.

8.        JSG directors' service contracts

            No JSG Directors have service contracts with JSG having 12 months or more to run and no such service contracts have been entered into or amended within six months of the date of this document.

9.        MDCP Acquisitions' financial information

            The following is the text of the report received by the directors of MDCP Acquisitions from Ernst & Young, the registered auditors and reporting accountants to MDCP Acquisitions. The balance sheet contained therein does not comprise MDCP Acquisitions statutory accounts. No statutory accounts have been prepared and delivered to the Registrar of Companies in Ireland since incorporation. The date of MDCP Acquisitions' financial year end will be 31 December with the first statutory accounts being drawn up to 31 December 2002.

"The Directors,
MDCP Acquisitions I
Arthur Cox
Earlsfort Centre
Earlsfort Terrace
Dublin 2

The Directors,
Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London EC2N 2DB

5 July 2002

Dear Sirs

1. INTRODUCTION

            We report on the financial information set out below. This financial information has been prepared for inclusion in this Offer Document dated 5 July 2002 of MDCP Acquisitions ("this document").

Basis of preparation

            The financial information set out in paragraphs 2 to 3 of this letter is based on the audited balance sheet of MDCP Acquisitions I as at 30 June 2002 to which no adjustments were considered necessary.

            MDCP Acquisitions I was incorporated on 14 June 2002 and the audited balance sheet of MDCP Acquisitions I as at 30 June 2002 was prepared for the purposes of this document. Since incorporation, MDCP Acquisitions I has not traded and has not paid or declared any dividends and no material contracts have been entered into except in relation to the Offer.

Responsibility

            Such balance sheet is the responsibility of the directors of MDCP Acquisitions I who approved its issue.

            The directors of MDCP Acquisitions I are responsible for the contents of this document dated 5 July 2002 in which this report is included.

            It is our responsibility to compile the financial information set out in our report, to form an opinion on the financial information and to report our opinion to you.

Basis of opinion

            We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. The evidence included that previously obtained by us relating to the audit of the balance sheet underlying the financial information. It also included an assessment of significant estimates and judgements made by those responsible for the preparation of the balance sheet underlying the financial information and whether the accounting policies are appropriate to the entity's circumstances, consistently applied and adequately disclosed.

            We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Opinion

            In our opinion, the financial information gives, for the purposes of this document dated 5 July 2002, a true and fair view of the state of affairs of MDCP Acquisitions I as at 30 June 2002.

2. BALANCE SHEET

	Note		At 30 June 2002
			€
CURRENT ASSETS
Cash at bank and in hand			40,000

			40,000

CAPITAL AND RESERVES
Called up share capital	(ii	)	40,000

Equity shareholders' funds			40,000

3. NOTES TO THE FINANCIAL INFORMATION

(i) Accounting policies

Basis of preparation

            The financial information has been prepared under the historical cost convention.

            The accounts are prepared in accordance with accounting principles generally accepted in Ireland.

(ii) Share capital

            On incorporation on 14 June 2002 as an unlimited public company having a share capital, 40,000 ordinary shares were issued at €1 each. All shares are fully paid.

            The authorised share capital of the Company, as at 30 June 2002 comprised 100,000 ordinary shares of €1 each.

(iii) Post balance sheet event

            On 5 July 2002 the company made an offer, as disclosed in this document, to acquire the entire issued share capital of JSG plc.

            This information does not constitute the Company's statutory accounts.

Yours faithfully,

Ernst & Young
Registered Auditors"

10.      Irish taxation

            The following is intended as a general guide only, based on current legislation and Revenue Commissioners' practice in Ireland, and does not constitute tax or legal advice. The paragraphs summarise certain aspects of the Irish taxation position of holders of JSG Shares who are resident or ordinarily resident in Ireland for tax purposes, who beneficially own their JSG Shares, and who hold their JSG Shares as an investment. If you are in any doubt as to what your own tax position is in respect of the Offer you should consult an appropriate professional adviser.

Offer to purchase JSG Shares for cash

            A sale of JSG Shares for cash under the Offer may give rise to a liability to capital gains tax ("CGT") or corporation tax on chargeable gains depending on the individual circumstances of each JSG Shareholder. The gain or loss on such a sale will be calculated as the difference between the Offer price and the base cost attributable to those JSG Shares. This base cost may be increased (when calculating a gain but not a loss) by any inflation relief due. Any gain resulting after deducting allowable CGT losses and, in the case of individuals only, the annual gains exemption of €1,270 will be subject to CGT at the prevailing rate which is currently 20 per cent.

Offer to purchase JSG Shares for Loan Notes

            A sale of JSG Shares in exchange for Loan Notes under the Offer should not be treated as a disposal for CGT purposes. Instead, the JSG Shareholder should be treated as having exchanged his/her JSG Shares for the Loan Notes. Accordingly, the Loan Notes should be treated for CGT purposes as having been acquired at the same time and at the same price as those JSG Shares. A subsequent disposal of the Loan Notes by way of redemption, repayment, transfer or otherwise may give rise to a liability to CGT or corporation tax on chargeable gains depending on the individual circumstances of the holders of the Loan Notes.

            Interest payable by MDCP Acquisitions on the Loan Notes will, in general, be subject to withholding tax at the standard rate of tax which is currently 20 per cent. However, withholding tax will not apply where the holder is exempt from such withholding and has provided MDCP Acquisitions with all the relevant information and data necessary to enable MDCP Acquisitions to pay such interest gross.

            No Irish stamp duty will be payable on the issue of Loan Notes by MDCP Acquisitions.

CGT—General

            Shareholders who are resident or ordinarily resident in Ireland for tax purposes should note that they are required to file a tax return in Ireland in respect of CGT under the self-assessment system. Individuals should note that the annual gains exemption is an annual exemption available in respect of the total chargeable gains of an individual for the relevant tax year. The exemption may not be transferred between spouses.

Spin-Off

            Additional tax issues in connection with the Spin-Off as identified by JSG are set out in paragraph 3 of Part 3 of the Circular.

11.      UK taxation

            The following is intended as a general guide only, based on current legislation and Inland Revenue practice in the United Kingdom and does not constitute tax or legal advice. The paragraphs summarise certain aspects of the United Kingdom taxation position for individual JSG Shareholders who are domiciled and resident or ordinarily resident in the United Kingdom for tax purposes and who beneficially own their JSG Shares as an investment, and corporate JSG Shareholders liable to United Kingdom corporation tax who hold their JSG Shares as an investment. The comments below may not apply to certain classes of persons such as shares dealers, persons holding JSG Shares in a Personal Equity Plan or Individual Savings Account, or trustees of certain trusts. If you are in any doubt as to what your own tax position is in respect of the Offer, you should consult an appropriate professional adviser.

(a)
Taxation of chargeable gains

    Liability to UK taxation on chargeable gains will depend on the individual circumstances of each JSG Shareholder and on the form of consideration received.

  (i)
  Cash consideration

      For holders of JSG Shares, the sale of JSG Shares for a cash payment will be treated as a disposal of those shares for the purposes of UK taxation of chargeable gains. This may, depending on personal circumstances (including the availability of exemptions and allowable losses), give rise to a chargeable gain or allowable loss.

  (ii)
  Loan Note Alternative

      A holder of JSG Shares who, together with persons connected with him or her, does not hold more than five per cent. of JSG Shares will not be treated as having made a disposal of JSG Shares for the purposes of UK taxation of chargeable gains to the extent that he or she receives Loan Notes in exchange for his or her JSG Shares and will be treated in the manner described in paragraphs (iii) and (iv) below.

      Any holder of JSG Shares who, together with persons connected with him or her holds more than five per cent. of JSG shares will be treated in the manner described in paragraphs (iii) and (iv) below, provided that the exchange of JSG Shares for Loan Notes is effected for bona fide commercial reasons and does not form part of a scheme of arrangement of which the main purpose, or one of the main purposes, is avoidance of liability to capital gains tax or corporation tax.

  (iii)
  Non-corporate noteholders

      To the extent that an individual holder of JSG Shares receives Loan Notes, any gain or loss which would otherwise have arisen on a disposal of those of his or her JSG Shares which are exchanged for Loan Notes should be treated as the same asset as those JSG Shares acquired at the same time and for the same consideration as those shares.

      A subsequent disposal (including redemption) of all or any of the Loan Notes may, depending on individual circumstances, give rise to a liability to UK taxation on chargeable gains.

      Any chargeable gain or allowable loss on a disposal of Loan Notes should be calculated taking into account the allowable cost to the holder of acquiring his or her JSG Shares, and (when calculating a chargeable gain but not an allowable loss) indexation allowance on that cost. For individual JSG Shareholders, the indexation allowance will be applied until April 1998 with taper relief applying thereafter until disposal, depending on the number of complete years for which the JSG Shares and Loan Notes have been held since April 1998.

  (iv)
  Corporate noteholders

      For corporate holders of Loan Notes within the charge to UK corporation tax, the JSG Shares which are exchanged for Loan Notes should be treated as the same asset as those JSG Shares acquired at the same time and for the same consideration as those JSG Shares. A subsequent disposal (including redemption) of all or any of the Loan Notes may, depending on the specific circumstances, give rise to a liability to UK corporation tax on chargeable gains.

      Any chargeable gain or allowable loss on a disposal of Loan Notes should be calculated taking into account the allowable cost to the holder of acquiring their JSG Shares, and (when calculating a chargeable gain but not an allowable loss) indexation allowance on that cost.

(b)
Withholding tax on interest on Loan Notes

    Most Noteholders should be able to make a claim under the Ireland/UK Double Taxation Treaty to enable them to receive the interest without a deduction of Irish income tax. Those Noteholders that do not make such a claim will receive their interest on the Loan Notes under deduction of Irish income tax at the standard rate in force at the time of the interest payment, currently 20 per cent. Most Noteholders in this position will be able to claim a repayment of the Irish income tax from the Irish Revenue Commissioners.

(c)
Spin-Off

    Additional tax issues in connection the Spin-Off as identified by JSG are set out in Paragraph 3 of Part 3 of the Circular.

12.      United States taxation

            The following section describes the material US federal income tax consequences to holders of JSG Securities of the stock split that will occur in connection with the Capital Reduction, the distribution of SSCC Shares in exchange for the cancellation of JSG Shares and the exchange of JSG Securities for cash in the Offer. We will refer to the stock split that will occur in connection with the Capital Reduction, the Spin-Off and the cash Offer, collectively, as the "transaction." This discussion is based on currently operative provisions of the US Tax Code, Treasury regulations under the US Tax Code and administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences to holders of JSG Securities or SSCC Shares as described herein.

            The individual circumstances of each holder of JSG Securities may affect the tax consequences of the transaction to the holder. This discussion does not address all United States federal income tax considerations that may be relevant to particular holders of JSG Securities in light of their particular circumstances, such as holders of JSG Securities who are banks, insurance companies, pension funds, tax-exempt organisations, dealers in securities or foreign currencies, shareholders who acquired their JSG Securities in connection with stock option or stock purchase plans or in other compensatory transactions, holders who hold JSG Securities as part of an integrated investment (including a "straddle") comprised of JSG Securities and one or more other positions, or holders who have entered into a constructive sale of JSG Securities. In addition, the discussion in this section does not address any tax consequences resulting from the transaction under non-US tax laws or state or local tax laws or any tax consequences resulting from transactions effectuated prior or subsequent to or concurrently with the transaction (whether or not such transactions are in connection with the transaction), including, without limitation, transactions in which JSG Securities or SSCC shares are directly, indirectly or constructively acquired or disposed of. This discussion does not address holders of JSG Securities who elect to receive any of their consideration in Loan Notes.

            For purposes of this discussion, (a) a "US holder" is (i) a citizen or individual resident of the United States (as defined in section 7701(b) of the US Tax Code), (ii) a corporation created or organised in or under the laws of the United States or any political subdivision thereof, (iii) an estate whose income is subject to United States federal income tax regardless of its source, or (iv) a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorised to control all substantial decisions of the trust, and (b) a "non-US holder" is an individual, corporation, estate or trust that is not a US holder.

            YOU SHOULD CONSULT YOUR OWN TAX ADVISER CONCERNING THE SPECIFIC TAX CONSEQUENCES, INCLUDING THE APPLICABLE US FEDERAL, STATE, LOCAL AND NON-US TAX CONSEQUENCES, TO YOU OF THE TRANSACTION IN YOUR PARTICULAR CIRCUMSTANCES.

            For US federal income tax purposes, a holder of JSG ADSs should be treated as owning the JSG Shares underlying the JSG ADSs. Holders of JSG Securities should not recognise gain or loss as a result of the stock split. For United States federal income tax purposes, the transaction is intended to constitute a single integrated transaction with respect to JSG and holders of JSG Securities in which the Spin-Off will be treated as a distribution in redemption of outstanding JSG Securities in connection with the complete termination of the interest of the holders of JSG Securities in JSG. Although MDCP Acquisitions and JSG believe that the foregoing description correctly characterises the transaction for US federal income tax purposes and, therefore, that the Spin-Off should qualify as an exchange under Section 302(b) of the US Tax Code, there is no specific authority on this point and the issue is not free from doubt.

(a)      Consequences to US holders

            Assuming the Spin-Off qualifies as an exchange within the meaning of Section 302(b) of the US Tax Code and that the JSG Securities surrendered in the transaction were held as capital assets, then, subject to the assumptions, limitations and qualifications referred to in this document the transaction would result in the following United States federal income tax consequences to a US holder:

  •
  Each US holder will generally recognise gain, if any, only to the extent of the excess of (i) the sum of the fair market value, on the date of the Spin-Off, of the SSCC Shares distributed in the Spin-Off plus the cash proceeds (measured in US dollars) received pursuant to the Offer over (ii) the US holder's adjusted basis immediately prior to the transaction in the JSG Securities surrendered. Such gain generally should be capital gain, and generally should be long-term capital gain if the JSG Securities exchanged in the transaction have been held for more than one year. Capital gains of a non-corporate US holder are generally taxed at a maximum rate of 20 per cent. where the property disposed of has been held for more than one year.

  •
  In the event that a holder's adjusted basis in the JSG Securities exceeds the sum of the fair market value of the SSCC Shares and the amount of cash received by the holder in the transaction, the holder generally will recognise a loss. Such loss generally should be capital loss, and generally should be long-term capital loss if the JSG Securities exchanged in the transaction have been held for more than one year.

  •
  The tax basis of the SSCC Shares received by holders of JSG Securities in the transaction will be equal to the fair market value of such stock on the date of the Spin-Off. One method of determining this value that may be reasonable would be to use the weighted average trading price of SSCC Shares on the date of the Spin-Off; however, please consult with your own tax adviser with respect to your particular determination.

  •
  The holding period of the SSCC Shares received in the Spin-Off should generally commence on the day after the Spin-Off.

(b)      Consequences to Non-US holders

            If you are a non-US holder, you generally will not be subject to US federal income tax on gain recognised in the transaction unless:

(i)
the gain is "effectively connected" with your conduct of a trade or business in the United States, or the gain is attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to US taxation on a net income basis; or

(ii)
if you are an individual, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist.

            If you are a corporate non-US holder, "effectively connected" gains that you recognise may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30 per cent. rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

(c)      Potential recharacterisation of the transaction by the Internal Revenue Service

            No ruling has been or will be obtained from the Internal Revenue Service in connection with the transaction, and the Internal Revenue Service could challenge the treatment of the transaction. Such a challenge, if successful, could result in holders of JSG Securities being treated as receiving a "dividend" distribution of SSCC Shares in respect of their JSG Securities in the Spin-Off. The amount treated as distributed in the Spin-Off would be equal to the fair market value of the distributed SSCC Shares on the date of the Spin-Off and generally would be treated as a dividend taxable as ordinary income to the Holders of JSG Securities to the extent of JSG's current or accumulated earnings and profits. Holders of JSG Securities should consult their tax advisers regarding the specific tax consequences to them that may apply in the event that the Internal Revenue Service successfully asserted that holders of JSG Securities should be treated as receiving a dividend.

(d)      Backup withholding and information reporting

            The payment of the proceeds from a sale of JSG Securities by a US holder generally is subject to information reporting. In addition, the payment of the proceeds from a sale of JSG Securities by any holder generally is subject to 30 per cent. US backup withholding unless you (i) are a US person and provide an accurate taxpayer identification number on IRS Form W-9 and have not been notified by the Internal Revenue Service of a failure to report certain income, (ii) are a non-US person and either certify to such fact under penalties of perjury on the appropriate IRS Form W-8 or you sell your JSG Securities through the office of a broker outside the United States or (iii) otherwise establish an exemption from backup withholding.

            You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the Internal Revenue Service and providing certain required information.

            THE PRECEDING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF THE MATERIAL US FEDERAL INCOME TAX CONSEQUENCES OF THE TRANSACTION TO HOLDERS OF JSG SECURITIES. HOLDERS OF JSG SECURITIES ARE URGED TO CONSULT THEIR OWN TAX ADVISERS CONCERNING THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE TRANSACTION, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABLE TAX LAWS AND THE EFFECT OF ANY PROPOSED CHANGES IN THE TAX LAWS.

13.      Other information

  (a)
  Save as disclosed herein, no agreement, arrangement or understanding (including any compensation arrangement) exists between MDCP Acquisitions or any person acting in concert with it for the purposes of the Offer and any of the directors, recent directors, shareholders or recent shareholders of JSG having any connection with, or dependence on, or which is conditional on, the outcome of the Offer.

  (b)
  The ability of MDCP Acquisitions to pay interest due on, and to repay the principal under its financing arrangements will depend, amongst other things, upon the performance of the business of the JSG Group. The repayment of the amounts advanced under the financing arrangements will be made primarily from funds generated from or by the JSG Group.

  (c)
  The entire issued share capital of MDCP Acquisitions and MDCP Acquisitions plc is beneficially held by MDCP Global LP.  Following the Offer becoming or being declared wholly unconditional, it is intended that the entire issued share capital of JSG will be held by MDCP Acquisitions and the Management Investors will hold an indirect interest in JSG through their equity participation in MDCP Acquisitions plc as described in paragraph 8 of Appendix I.

  (d)
  No proposal exists in connection with the Offer that any payment or other benefit be made or given to any director of JSG as compensation for loss of office or as consideration for, or in connection with, his retirement from office.

  (e)
  Save as disclosed in this document, there is no agreement, arrangement or understanding whereby the beneficial ownership of any of the JSG Securities to be acquired pursuant to the Offer will be transferred to any other person.

  (f)
  Save as disclosed in this document, the directors of JSG are not aware of any material change in the financial or trading position of JSG since 31 March 2002 being the date on which the last quarterly report of JSG was published.

  (g)
  Except with the consent of the Panel, payment of the consideration to which accepting JSG Securityholders or their designated agents are entitled under the Offer will be effected in full in accordance with the terms of the Offer without regard to any lien, right of set-off, counterclaim or other analogous right to which MDCP Acquisitions may be, or claim to be, entitled against such JSG Securityholder.

  (h)
  Deutsche Bank, which is regulated by the Financial Services Authority, has given and not withdrawn its consent to the issue of this document with the inclusion of the references to its name in the form and context in which it appears.

  (i)
  UBS Warburg has given and not withdrawn its consent to the issue of this document with the inclusion of the references to its name in the form and context in which they appear.

  (j)
  IBI Corporate Finance has given and not withdrawn its consent to the issue of this document with the inclusion of the references to its name in the form and context in which they appear.

  (k)
  JP Management Consulting (North America) Inc. has given and not withdrawn its consent to the issue of this document with the inclusion of the references to its name in the form and context in which they appear.

  (l)
  Save as disclosed in this paragraph, the JSG Group has not entered into any contracts (other than contracts entered into in the ordinary course of business) which are or may be material within the two years prior to the commencement of the Offer Period.

  (i)
  Agreement dated 14 December 2000 between a subsidiary of JSG and STEPSKI Privatstiftung whereby the JSG Group purchased the outstanding minority interest of 25 per cent. in its Austrian associate, Nettingsdorfer Papierfabrik AG & Co. KG, for a consideration of €54.8 million.

  (ii)
  Indemnity Agreements dated 1 August 2001 between JSG and a subsidiary of JSG with Banco Santander Hispano S.A. and The Chase Manhattan Bank in respect bonds filed by the said banks in connection with the proceedings referred to in sub-paragraph (iv) of this paragraph (m).

  (iii)
  Offer Document dated 15 February 2002, whereby a subsidiary of JSG made an offer for the shares of Munksjö AB not already owned by the JSG Group. The offer was SEK 77 for each share in Munksjö and offered the holders of convertible loan notes in Munksjö 100 per cent. of the nominal value plus accrued interest. The offer was revised on 15 March 2002 to SEK 85 for each share and on 23 April 2002 the JSG Group announced that it held 99.6 per cent. of Munksjö at the end of the extended acceptance period.

  (iv)
  Indemnity Letters dated 22 and 28 February 2002 between JSG and a subsidiary of JSG and Dr. Michael Smurfit, Dr. Dermot Smurfit and Mr. Michael Smurfit Jr. in respect of proceedings brought against them in their roles as employees of JSG Group in regard to certain matters arising out of the purchase of Industrial Cartonera S.A. and an interest in Industrias del Papel y de la Celulosa S.A. and transactions between such companies and other JSG Group companies.

  (v)
  The Expense Reimbursement Agreement between JSG and MDCP dated 7 May 2002 (as amended by a supplemental agreement dated 17 June 2002) under which, in certain circumstances, JSG has agreed to reimburse to MDCP certain third party costs and out-of-pocket expenses in connection with the Offer.

  (vi)
  Transaction Agreement dated 17 June 2002 between JSG and MDCP Acquisitions in relation to the Offer and the Spin-Off.

14.      Sources of information and bases of calculation

  (a)
  Unless otherwise stated, the information on JSG for the years ended 31 December 2000 and 2001 has been extracted from the 2001 JSG Annual Report and Accounts; the information on JSG for the three month period ended 31 March 2002 has been extracted from the unaudited preliminary results for the same period.

  (b)
  The value of the issued and to be issued ordinary share capital of JSG under the Offer is based upon 1,086,573,090 JSG Shares (excluding 25,000,000 JSG Shares held by a subsidiary of JSG), including JSG ADSs, in issue on 2 July 2002 and 57,415,713 JSG Share Options that are expected to be exercised pursuant to the Offer.

  (c)
  The value of an SSCC Share as at 17 June 2002 represents the average closing mid-market price on the Nasdaq Stock Market (as quoted on Bloomberg) for an SSCC Share over the last 20 trading days (being from 17 May 2002 to 14 June 2002). The value of an SSCC Share in Euro has been calculated using an average €/US$ exchange rate of €1:US$0.9350 (over the period from 17 May 2002 to 14 June 2002).

  (d)
  The value of an SSCC Share as at 3 July 2002 represents the average closing mid-market price on the Nasdaq Stock Market (as quoted on Bloomberg for an SSCC Share over the 20 trading days prior to 3 July 2001 (being from 5 June 2002 to 2 July 2002). The value of an SSCC Share in euro has been calculated at €/US$ exchange rate of US$0.9618 over the same period.

  (e)
  The Market Value of a JSG Share on 1 May 2002 has been calculated using the JSG closing mid-market price of €2.67 on 1 May 2002, the closing mid-market price of SSCC of US$16.15, a US$/€ exchange rate of 0.9064 as at that date and the same fully diluted number of JSG Shares as calculated under (b) above (implying an SSCC value of €1.11 per JSG Share).

  (f)
  The Market Value of a JSG Share on 2 July 2002 has been calculated using the JSG closing mid-market price of €3.09 on 2 July 2002, the closing mid-market price of an SSCC Share of US$14.76, a US$/€ exchange rate of 0.9865 as at that date and the same fully diluted number of JSC Shares as calculated under (b) above (implying an SSCC value of €0.94 per JSG Share).

  (g)
  Except as otherwise disclosed, share prices have been derived from Bloomberg.

  (h)
  The information contained in the letter from JSG's Senior Non-Executive Director describing SSCC is based on publicly available information.

15.      Documents available for inspection

            Copies of the following documents will be available for inspection during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) at the offices of Arthur Cox, Earlsfort Centre, Earlsfort Terrace, Dublin 2, Ireland, whilst the Offer remains open for acceptance:

  (a)
  the Memoranda and Articles of Association of MDCP Acquisitions;

  (b)
  this Offer Document and the Acceptance Documents;

  (c)
  the letter from UBS Warburg and IBI Corporate Finance to the Panel informing it that the terms on which the Management Investors will invest in MDCP Acquisition plc are fair and reasonable in accordance with Rule 16 of the Irish Takeover Rules;

  (d)
  the letter from UBS Warburg and IBI Corporate Finance to the Panel informing it that, in the opinion of the Independent Directors, UBS Warburg and IBI Corporate Finance, the expense reimbursement arrangements as set out in the Expense Reimbursement Agreement are in the best interests of JSG Securityholders;

  (e)
  Certain letter agreements dated as of 4 July 2002 between MDCP and the Management Investors;

  (f)
  Management Equity Agreement dated as of 4 July 2002 between MDCP and the Management Investors;

  (g)
  Registration Rights Agreement dated as of 4 July 2002 between MDCP and the Management Investors;

  (h)
  Corporate Governance Agreement dated as of 4 July 2002 between MDCP and the Management Investors;

  (i)
  Report of JP Management Consulting (North America) Inc. dated 30 May 2002 in respect of the European containerboard industry;

  (j)
  Report of UBS Warburg and IBI Corporate Finance to the Independent Directors dated 16 June 2002;

  (k)
  Facility Letter dated 17 June 2002 between Deutsche Bank, Merrill Lynch International ("MLI"), Merrill Lynch Capital Corporation ("MLCC"), and MDCP Acquisitions plc, MDP Acquisitions plc and MDCP Acquisitions, relating to the underwriting and arrangement of senior secured credit facilities of €2,650 million to the Company to fund inter alia the acquisition by MDCP Acquisitions of JSG;

  (l)
  Subordination Agreement dated 17 June 2002 between MDCP Acquisition and MDP Acquisitions plc as debtors, MDP Acquisitions plc and MDCP Acquisitions plc as junior creditors and Deutsche Bank as facility agent relating to the subordination of intercompany loans;

  (m)
  Guarantee and Debenture dated 17 June 2002 between MDCP Acquisitions plc, MDP Acquisitions plc and MDCP Acquisitions and Deutsche Bank as security agent relating to guaranteeing the obligations of each of the others under the Facility Letter and creating fixed and floating charges over all of their assets, including all shares acquired in JSG;

  (n)
  Letter of Commitment dated 17 June 2002 from MDP (on behalf of itself and MDCP) to MDCP Acquisitions relating to the commitment to procure the subscription for shares in MDCP Acquisitions;

  (o)
  the Loan Note Instrument and Guarantee;

  (p)
  the Expense Reimbursement Agreement between JSG and MDCP dated 7 May 2002 and subsequent letter amendment of 17 June 2002;

  (q)
  submissions to the Panel by or on behalf of MDP and JSG seeking waivers from and consents under certain provisions of the Irish Takeover Rules and letters from the Panel granting waivers from and consents under certain provisions of the Irish Takeover Rules;

  (r)
  the letters of consent from each of UBS Warburg, IBI Corporate Finance, Deutsche Bank and JP Management Consulting (North America) Inc. referred to in paragraph 13 of this Appendix VIII;

  (s)
  the irrevocable undertakings referred to in paragraph 8 of Appendix I;

  (t)
  the published audited consolidated accounts of JSG for the two financial years ended 31 December 2001 and the last quarterly report of JSG;

  (u)
  the material contracts of JSG referred to in paragraph 13 of this Appendix VIII;

  (v)
  the rules of the JSG Share Option Schemes;

  (w)
  full list of aggregated dealings referred to in paragraph 5 of this Appendix VIII; and

  (x)
  sources and bases of information referred to in paragraph 14 of this Appendix VIII.

    (This page has been left blank intentionally.)

APPENDIX IX

DEFINITIONS

            The following definitions apply throughout this document, unless the context requires otherwise:

"1963 Act"	the Irish Companies Act, 1963
"1990 Act"	the Irish Companies Act, 1990
"Acceptance Condition"	the Condition as to Acceptances set out in paragraph (a) of Part A of Appendix II
"Acceptance Documents"	with respect to holders of JSG Shares, the Form of Acceptance and, with respect to holders of JSG ADSs, the Letter of Transmittal and Notice of Guaranteed Delivery accompanying this document
"ADS Custodian"	JPMorgan Chase Bank as agent of the ADS Depositary for the purposes of the Deposit Agreement
"ADS Depositary"	JPMorgan Chase Bank, as depositary under the Deposit Agreement
"Australia"	the Commonwealth of Australia, its states, territories and possessions
"Book-Entry Confirmation"	the confirmation of a book-entry transfer of JSG ADSs into the US Depositary's account at the Book-Entry Transfer Facility
"Book-Entry Transfer Facility"	The Depository Trust Clearing Corporation
"Business Day"	a day other than a Saturday or Sunday or public holiday in the United States or Ireland
"Canada"	Canada, its provinces, territories and all areas subject to its jurisdiction and any political sub-division thereof
"Capital Reduction"	the reduction of capital of JSG pursuant to Section 72 of the 1963 Act in connection with the Spin-Off
"certificated" or "in certificated form"	a share or other security which is not in uncertificated form
"Circular" or "Spin-Off Circular"	the circular to be sent to JSG Shareholders convening the EGM for the purposes of considering the Resolutions
"Companies Acts"	the Companies Acts, 1963 to 2001 of Ireland
"Compulsory Acquisition"	the acquisition by MDCP Acquisitions pursuant to Section 204 of the 1963 Act, of JSG Securities held by JSG Shareholders who do not accept the Offer
"Conditions"	the conditions of the Offer described in Part A of Appendix II and "Condition" means any one of them
"Court"	the High Court of Ireland
"CREST member"	a person who has been admitted by CRESTCo as a system participant (as defined in the Regulations)
"CREST participant"	a person who is, in relation to CREST, a system participant (as defined in the Regulations)
"CREST sponsor"	a CREST participant admitted to CREST as a CREST sponsor
"CREST sponsored member"	a CREST member admitted to CREST as a sponsored member

"CREST"	the relevant system (as defined in the Regulations) in respect of which CRESTCo is the Operator (as defined in the Regulations)
"CRESTCo"	CRESTCo Limited
"Dealer Manager"	Deutsche Bank Securities Inc., in its capacity as dealer manager for the Offer in the United States
"Deposit Agreement"	the Deposit Agreement between, among others, JSG, JPMorgan Chase Bank as depositary, and the registered holders, from time to time, of JSG ADRs
"Deutsche Bank"	Deutsche Bank AG London
"EBITA"	earnings before interest, tax and amortisation
"EBITDA"	earnings before interest, tax, depreciation and amortisation
"Eligible Institution"	a financial institution (including most banks, savings and loan associations and brokerage houses) which is a participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Program or the Stock Exchange Medallion Program
"Escrow Agent"	Capita Corporate Registrars Plc in its capacity as a CREST participant under 7RA08 and member account J SMURFIT
"euro" or "€"	the single currency of member states of the European Communities that adopt or have adopted the euro as their currency in accordance with legislation of the European Union relating to European Economic and Monetary Union
"European Community" or "EC"	the European Community, part of the European Union
"European Union" or "EU"	the European Union, comprising the EC, the European Coal and Steel Community, the European Atomic Energy Community and intergovernmental co-operation in the fields of Common Foreign and Security Policy and provisions on police and judicial co-operation in criminal matters
"Exchange Act"	the US Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder
"Expense Reimbursement Agreement"	the expense reimbursement agreement between MDCP and JSG dated 7 May 2002 as amended by a supplemental agreement dated 17 June 2002
"Extraordinary General Meeting" or "EGM"	the extraordinary general meeting of JSG Shareholders to be convened for the purposes of considering the Resolutions
"Form of Acceptance"	the form of acceptance, election and authority relating to the Offer accompanying this document for use by holders of JSG Shares (but not by holders of JSG ADSs)
"GAAP"	Generally Accepted Accounting Principles
"Guaranteed Delivery Procedures"	the guaranteed delivery procedures for JSG ADSs as set out in paragraph 9(h) of Part B of Appendix II
"IBI Corporate Finance"	IBI Corporate Finance Limited, a member of the Bank of Ireland Group

"Independent Committee"	the committee of the JSG Board comprised of Mr. Martin Rafferty, Mr. Howard Kilroy and Mr. Ray MacSharry
"Independent Directors"	the Directors of JSG with the exception of Dr. Michael W. J. Smurfit, Dr. Peter Alan Smurfit, Dr. Dermot F. Smurfit, Mr. Anthony P. Smurfit, Mr. Gary McGann, Mr. James O'Dwyer and Dr. Mary Redmond
"Information Agent"	Innisfree M&A Incorporated
"Initial Closing Date"	1.00 p.m. (Dublin time), 8.00 a.m. (New York City time), on 6 August 2002, unless MDCP Acquisitions, in its discretion, shall have extended the Initial Offer Period, in which case the "Initial Closing Date" shall mean the latest time and date at which the Initial Offer Period, as so extended by MDCP Acquisitions, will expire or, if earlier, the time at which the Offer becomes or is declared wholly unconditional in all respects
"Initial Offer Period"	the period from the date of this document up to and including the Initial Closing Date
"Ireland"	the State of Ireland
"Irish Business Day"	a day other than a Saturday or Sunday on which clearing banks are open for business in Dublin, Ireland
"Irish Receiving Agent"	Capita Corporate Registrars Plc
"Irish Stock Exchange"	The Irish Stock Exchange Limited
"Irish Takeover Rules" or "Rules"	the Irish Takeover Panel Act, 1997, Takeover Rules, 2001 and the Irish Takeover Panel Act, 1997, Substantial Acquisition Rules, 2001
"JSG" or the "Company"	Jefferson Smurfit Group plc
"JSG ADRs"	American Depositary Receipts evidencing JSG ADSs
"JSG ADSs"	American Depositary Shares issued in respect of JSG Shares, each representing ten JSG Shares
"JSG Board"	the board of directors of JSG
"JSG Group"	JSG and its subsidiaries and subsidiary undertakings
"JSG Optionholders"	any holder of securities arising from participation by such holder in a JSG Share Option Scheme
"JSG Securityholders"	the holders of JSG Securities
"JSG Securities"	JSG Shares and JSG ADSs and, solely for the purpose of paragraph 3 of Appendix VIII to this document, securities convertible into, rights to subscribe for, options in respect of, and derivatives referenced to, equity share capital
"JSG Share Option Schemes"	the share option schemes and other analagous or similar schemes pursuant to which options over or rights in respect of JSG Shares or other securities convertible into or exchangeable for JSG Shares have been issued or granted to certain employees of the JSG Group
"JSG Shareholders"	the holders of JSG Shares

"JSG Shares"	the existing unconditionally allotted or issued and fully paid ordinary shares of €0.30 each in the capital of JSG and any further such shares which may be issued or unconditionally allotted prior to the date on which the Offer closes or, subject to the provisions of the Irish Takeover Rules and the Exchange Act, such earlier date as MDCP Acquisitions may decide and, as appropriate, any six JSG Subdivided Shares of €0.03 which derive from them
"JSG Subdivided Shares"	the fully paid ordinary shares of €0.03 each in the capital of JSG issued or unconditionally allotted and not cancelled prior to the date on which the Offer closes or, subject to the provisions of the Irish Takeover Rules and the Exchange Act, such earlier date as MDCP Acquisitions may decide
"Letter of Transmittal"	the letter of transmittal relating to the Offer accompanying this document for use by holders of JSG ADSs evidenced by JSG ADRs
"Loan Note Alternative"	the alternative whereby holders of JSG Securities validly accepting the Offer may elect to receive Loan Notes instead of some or all of the consideration which they would otherwise be entitled to receive under the basic terms of the Offer, subject to the terms and conditions thereof
"Loan Note Certificate"	a certificate duly executed by MDCP Acquisitions evidencing Loan Notes
"Loan Note Instrument"	the instrument to be entered into by MDCP Acquisitions pursuant to which the Loan Notes shall be constituted
"Loan Notes"	the Floating Rate Guaranteed Unsecured Loan Notes due 31 December 2008 to be issued by MDCP Acquisitions pursuant to the Loan Note Alternative
"London Stock Exchange"	London Stock Exchange plc
"Management Group"	the Management Investors, together with approximately 200 other members of their management colleagues (together with their successors) who will be offered the opportunity to acquire ordinary shares of MDCP Acquisitions plc
"Management Investors"	Dr. Michael W.J. Smurfit, Mr. Gary W. McGann, Mr. Anthony P.J. Smurfit and Mr. Ian J. Curley
"Management Employment Agreement"	certain letter agreements dated as of 4 July 2002 entered into by MDCP Acquisitions plc and the Management Investors
"Management Participation Agreements"	the Management Equity Agreement, the Registration Rights Agreement and the Corporate Governance Agreement, each dated as of 4 July 2002 and each between MDCP Acquisitions plc and the Management Investors
"Market Value of JSG (excluding SSCC)"	except as otherwise described, the underlying value of a JSG Share derived by taking the last dealt price of a JSG Share and deducting the middle market closing price of an SSCC share (converted to euro at the prevailing rate), each case on the same day.

"MDCP"	Madison Dearborn Capital Partners IV, L.P.
"MDCP Global LP"	MDCP IV Global Investments LP
"MDCP Acquisitions" or "Offeror"	MDCP Acquisitions I, an unlimited public company incorporated in Ireland
"MDCP Acquisitions plc"	MDCP Acquisitions plc, a public limited company incorporated in Ireland
"MDP"	Madison Dearborn Partners, L.L.C.
"MDP Entities"	MDP, MDCP Acquisitions, MDCP Acquisitions and MDCP Acquisitions plc
"MDP Proposal"	the Offer and the Spin-Off taken together
"Mergers Act"	the Mergers, Take-overs and Monopolies (Control) Act, 1978, as amended, of Ireland.
"Merrill Lynch"	Merrill Lynch International, or any of its affiliates
"Noteholder"	a person for the time being entered on the register of holders of Loan Notes to be maintained by or on behalf of MDCP Acquisitions
"Offer Document"	this document, including the Form of Acceptance
"Offer Period"	the period commencing on 2 May 2002 and ending on the earlier of: (i) the date on which the Offer lapses or is withdrawn by MDCP Acquisitions; and (ii) the Initial Closing Date
"Offer" or "Recommended Offer"	the recommended offer made by MDCP Acquisitions and (outside the United States) by Deutsche Bank on its behalf, to acquire the JSG Securities and, where the context so requires, any subsequent revision, variation, extension or renewal of such Offer
"Panel"	the Irish Takeover Panel established under the Irish Takeover Panel Act, 1997
"participant ID"	the identification code or membership number used in CREST to identify a particular CREST member or other CREST participant
"Prospectus"	the prospectus forming a part of the registration statement of SSCC filed with the SEC under the Securities Act relating to the distribution of the SSCC Shares by JSG in connection with the Spin-Off
"Regulations"	the Companies Act, 1990 (Uncertificated Securities) Regulations, 1996 (SI No. 68 of 1996)
"Resolutions"	the special resolution of JSG Shareholders to approve the Spin-Off and the resolution to approve the proposed participation of the Management Investors in MDCP Acquisitions plc as described in the Circular
"SEC"	the US Securities and Exchange Commission
"Securities Act"	the US Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder
"Spin-Off"	the distribution of SSCC Shares in exchange for the cancellation of a portion of JSG's share capital to be effected by the Spin-Off Resolution
"SSCC"	Smurfit-Stone Container Corporation, a Delaware corporation

"SSCC Shares"	the shares held by JSG in SSCC to be distributed by JSG pursuant to the Spin-Off
"Subsequent Offer Period"	the period following the Initial Offer Period during which the Offer remains open for acceptance but not withdrawals
"Takeover Act"	the Irish Takeover Panel Act, 1997
"TFE instruction"	a transfer from escrow instruction (as defined by the CREST manual issued by CRESTCo)
"Transaction Agreement"	the Transaction Agreement dated 17 June 2002 between MDCP Acquisitions and JSG
"TTE instruction"	a transfer to escrow instruction (as defined by the CREST manual issued by CRESTCo)
"UBS Warburg"	UBS Warburg Ltd.
"UK Listing Authority"	the Financial Services Authority acting in its capacity as the competent authority for listing under Part VI of the Financial Services and Markets Act 2000
"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland
"UK£"	pounds sterling and pence, respectively, the lawful currency of the United Kingdom
"uncertificated" or "in uncertificated form"	a JSG Share which is for the time being recorded on JSG's register as being held in uncertificated form in CREST, and title to which, by virtue of the Regulations, may be transferred by means of CREST, or a JSG ADS which is held in book-entry form through the Book-Entry Transfer Facility
"US Depositary"	JPMorgan Chase Bank in its capacity as US Depositary for the Offer
"US", "USA" or "United States"	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia
"US$" or "US dollars"	the lawful currency of the US

            Terms defined in the CREST Manual shall, unless the context otherwise requires, bear the same meanings where used herein.

            All references to legislation in this document are to Irish legislation unless the contrary is indicated.

ACCEPTANCES IN RESPECT OF JSG SHARES

            Duly completed Forms of Acceptance, accompanied (in the case of JSG Shares in certificated form) by certificates in respect of JSG Shares and/or other documents of title, should be delivered to the Irish Receiving Agent at one of the addresses set out below.

The Irish Receiving Agent for the Offer is:

Capita Corporate Registrars Plc

By Post:	By Hand:
PO Box 7117 Dublin 2 Ireland	Unit 5, Manor Street Business Park, Manor Street, Dublin 7 Ireland

For Information, Telephone

(if calling from anywhere other than from the United States)
+353 1 810 2494

ACCEPTANCES IN RESPECT OF JSG ADSs

The Letter of Transmittal, JSG ADRs and any other required documents should be sent or delivered by each holder of JSG ADSs or his broker, dealer, commercial bank, trust company or other nominee to the US Depositary at the address set out below,

The US Depositary for the Offer is:

JPMorgan Chase Bank

By Hand: JPMorgan Chase Bank c/o Securities & Transfer Reporting Services 100 William Street, Galleria New York, NY 10038 United States of America	By Mail: JPMorgan Chase Bank c/o EquiServe Corporate Reorganization PO Box 43006 Providence, RI 02940-3006 United States of America	By Overnight Courier: JPMorgan Chase Bank c/o EquiServe Corporate Reorganization 40 Campanelli Drive Braintree, MA 02184 United States of America

The Information Agent for the Offer is:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, NY 10022
United States of America

Call Toll-Free in the United States and Canada: +1 877 750 5838
Call Toll-Free outside of the United States or Canada: +800 4664 70 00
Call Collect: +1 212 750 5833

QuickLinks

OFFER TO PURCHASE DATED 5 JULY 2002 THIS OFFER DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.
TO ACCEPT THE OFFER
CONTENTS
FREQUENTLY ASKED QUESTIONS
LETTER FROM MR. MARTIN RAFFERTY, THE SENIOR NON-EXECUTIVE DIRECTOR, ON BEHALF OF THE INDEPENDENT DIRECTORS
LETTER FROM DEUTSCHE BANK
Recommended Cash Offer for JSG
APPENDIX I SPECIAL FACTORS
Consolidated Projected Financial Information For the Years Ending December 31,
APPENDIX II CONDITIONS AND FURTHER TERMS OF THE OFFER
APPENDIX III PARTICULARS OF THE LOAN NOTES
APPENDIX IV SELECTED FINANCIAL INFORMATION FOR THE THREE YEARS ENDED 31 DECEMBER 2001
APPENDIX V The following is extracted without material adjustment from the JSG unaudited interim statement for the three months ended 31 March 2002 and 2001 which was published on 9 May 2002. UNAUDITED INTERIM RESULTS OF JSG FOR THE THREE MONTHS ENDED 31 MARCH 2002 AND 2001
APPENDIX VI CERTAIN INFORMATION CONCERNING MEMBERS OF THE BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF THE MDCP AFFILIATED PARTIES
APPENDIX VII
CERTAIN INFORMATION CONCERNING MEMBERS OF THE BOARD OF DIRECTORS AND THE EXECUTIVE OFFICERS OF JSG
APPENDIX VIII ADDITIONAL INFORMATION
APPENDIX IX DEFINITIONS